5/8

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Old Mutual

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4974 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DAT : 5/8/06

OLD MUTUAL

Delivering international growth

Annual Report and Accounts 2005



Focusing on delivery

Who we are

Old Mutual is an international financial services group focusing on asset gathering and asset management. At 31 December 2005, Old Mutual had more than 7 million life assurance policies, 3.6 million banking customers and over 550,000 general insurance policies and managed funds worth £183 billion.

In 2006 the Group has substantially expanded its international presence through the acquisition of Skandia.

Our vision

To be a world-class financial services group.

Our proposition

The strength of diversity
From our roots in South Africa we have built an international business. With our acquisition of Skandia, we now have the people, scale and geographic diversity to establish our presence on the world stage.

The power of focus
Focus is about clarity. At Old Mutual we are clear about our future. We are growing from leadership positions, we are committed to innovation in our products and services, and we have a sustainable business that promises to deliver value year on year.

We offer superior investment capabilities, internationally, to build and protect clients' assets

Full contents

Creating returns for shareholders today and tomorrow

Financial highlights

This has been a defining period for Old Mutual, marked by these very satisfactory results that show our organic growth is coming through strongly.

The acquisition of Skandia represents a step change in the business profile of the Group. We are determined to deliver on the exciting potential of the international business we are building.

Measure	Unit	Change	2005	2004
Adjusted operating profit* (IFRS basis)	£m	+30%	1,244	954
Adjusted operating profit (EEV basis)	£m	+23%	1,387	1,124
Funds under management	£bn	+31%	183	140
Adjusted embedded value per share	p	+26%	175.6	139.7
Adjusted operating earnings per share*	p	+22%	18.2	14.9
Basic earnings per share	p	+54%	25.1	16.3
Return on equity**	%	18.5	18.5	18.8
Final dividend***	p	+4%	3.65	3.50

* Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on investments in Group equity and debt instruments held in life funds and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, fines and penalties, initial costs of Black Economic Empowerment schemes, and profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments. Adjusted operating profit excludes income from hedging activities that do not qualify for hedge accounting.

Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests and excluding income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts of the parent company.

** Return on equity is calculated using adjusted operating profit after tax and minority interests on an IFRS basis with allowance for accrued coupon payments on the Group's hybrid capital. The average shareholders' equity used in the calculation excludes hybrid capital.

*** The amount to be paid by way of final dividend to holders of shares on the South African, Malawi and Zimbabwe branch registers and the Namibian section of the principal register and to shareholders who hold their shares through the Swedish nominee VPC AB, will be calculated by reference to the respective exchange rates prevailing at the close of business on 28 March 2006, as determined by the Company. The relevant equivalents in other currencies will be announced on 29 March 2006.



Above
Christopher Collins, Chairman

Chairman's statement

Old Mutual enters 2006 facing an exciting future, with many opportunities as a more internationally balanced Group.

Total shareholder return 2005
Old Mutual vs MSCI EAFE



130
120
110
100
90
80
Jan 05
Jun 05
Dec 05

— Old Mutual
— MSCI EAFE

Source: Datastream

Old Mutual continued to grow strongly during 2005, with excellent performances from all major businesses. Earnings per share were up by 22% to 18.2 pence. On behalf of the Board, I would like to thank everyone in Old Mutual for their contribution to the Group's success in the last year.

Skandia
This performance was especially pleasing at a time when a lot of senior executive time was taken up with our offer for Skandia. This proved to be a much longer and more arduous process than expected. We are delighted with the successful outcome. We declared our offer wholly unconditional on 26 January 2006 and Skandia formally joined the Group from 1 February 2006, the first settlement date. I would particularly like to welcome all our new Skandia colleagues to Old Mutual.

Black Economic Empowerment
A further highlight of 2005 was the introduction of Black Economic Empowerment ownership at Old Mutual, Nedbank and Mutual & Federal. These transactions were widely welcomed in South Africa as innovative and broadly based. We have already begun to see the benefits of an improved profile for the businesses and access to a wider range of opportunities.

Earnings and dividend
All our earnings measures showed good progress. Our adjusted operating earnings per share on an IFRS basis improved to 18.2p (2004: 14.9p). Basic earnings per share were 25.1p (2004: 16.3p). Adjusted operating earnings per share (EEV basis) for the period were also up at 20.7p (2004: 18.9p). As a result, the directors are recommending an increased final dividend of 3.65p (2004: 3.5p) per share, which, subject to being approved by shareholders at the AGM on 10 May 2006, will be paid on 31 May 2006. This would make a total dividend for the year of 5.5p per share, an increase of 5%.

Board of Directors
Mike Levett retired from the Board in May 2005, having served as Chairman for many years. He steered Old Mutual through demutualisation and set the Company on its present path. His contribution has been unique.

Warren Clewlow will retire as a non-executive director after the AGM, ahead of his seventieth birthday later in the year. He has been a stalwart of the Board throughout his period of office. He played an especially important role in Nedbank's recovery.

Wiseman Nkuhlu joined the Board as a non-executive director in March 2005. We are also pleased to welcome Reuel Khoza, who will succeed Warren Clewlow as Chairman of Nedbank in May; he joined the Board in January 2006. Now that we own Skandia, the requirement for knowledge of Sweden will be taken into account for future appointments to the Board.

Julian Roberts has accepted the challenge of becoming Chief Executive of Skandia, moving on from his present position as Group Finance Director, a role which he has filled with distinction. The search for his successor as Group Finance Director is progressing well.

The future
Old Mutual enters 2006 facing an exciting future, with many opportunities as a more internationally balanced Group. We look forward to benefiting from the acquisition of Skandia and the further development of our businesses in South Africa and the USA.

Chris Collins
Chairman
27 February 2006

Broadening our international profile to drive growth

Chief Executive's statement

At Old Mutual, we believe that to build the trust of our shareholders, customers, partners and staff around the world, and to grow and sustain our business going forward, we must be accountable in everything we do.

Below you can see some of the key organic objectives we set ourselves for 2005 and our achievements against them.

Organic objectives

	Objective	Progress
OMSA	> Grow multi-channel sales	> Life sales (APE) up 12%; Unit trust sales up 87%
Nedbank	> Maintain market share from H2, contain costs	> Asset growth, but work to do on market share; cost:income 65.1%
Mutual & Federal	> Average 4% underwriting result through the cycle	> Excellent results in softening cycle; Underwriting result of 8.4%
US Life	> Pricing discipline, RoE-driven product orientation	> Discipline effective for growing sales
US Asset Management	> Build load retail offering	> Total net inflows $26bn of which retail $1.9bn
UK & RoW	> Grow UK product and distribution	> Selestia and OMAM continue to grow strongly with funds under management up 52% to £6bn



Jim Sutcliffe
Chief Executive

Group values



Integrity
Act honestly and openly and be trustworthy and consistent in all that you do. Act in accordance with the highest ethical standards.



Respect
Treat others as you would like to be treated yourself – value and learn from the strength of our diversity. Actively listen to others and recognise that everyone has a contribution to make.



Accountability
Take responsibility for the commitment that you make, actions you perform and problems that occur. Accept that you will be judged on these.



Pushing beyond boundaries
Strive as individuals, as a team and as an organisation to break new ground and achieve higher levels of performance. Reach to the depth of your abilities.

A year of achievement

2005 was a year of significant transformation of the Old Mutual Group and one which I believe we can look back on with considerable satisfaction.

Firstly, we achieved strong organic growth in our major business platforms in South Africa, the USA and the UK, with significantly improved life assurance and unit trust sales in South Africa, substantial progress in the recovery programme at Nedbank, record cash flows at our US asset management business and impressive growth at both of our UK businesses.

Secondly, we completed innovative and broad-based Black Economic Empowerment (BEE) ownership proposals at each of Old Mutual South Africa (OMSA), Nedbank Group and Mutual & Federal. The benefits of these transactions, in terms of accelerating the transformation of each of the businesses, are already becoming apparent.

Lastly, we have now completed our acquisition of Skandia and thereby broadened the revenue base of the Old Mutual Group significantly, which has been one of our strategic objectives for some years. Julian Roberts, who has served us so well as Finance Director, has agreed to take up the reins as CEO of Skandia. I know he will do a great job.

Africa
In South Africa, we have made progress in aligning our life assurance, banking and general insurance businesses more closely so as to exploit bancassurance and other benefits of working together. Bancassurance business nearly doubled in 2005 compared to 2004, but I believe there are still great opportunities for additional synergies to be achieved in this area. Bob Head was appointed as Group Director, Southern Africa, towards the end of the year, with one of his specific objectives being to promote a more integrated product offering among the businesses and to catalyse the necessary changes to address the rapidly developing financial services market in South Africa.

We have made progress with our brand rationalisation and modernisation, with OMSA now using the "new" Old Mutual brand, as used by Old Mutual plc itself, in replacement of the more familiar 'tablet' version of the name. Nedbank has continued its rebranding, with its change of parent company name from Nedcor Limited to Nedbank Group Limited and completion of the transformation of former Peoples Bank branches into Nedbank branches.

United States
In the USA, we have continued to develop our portfolio of asset managers, with a number of acquisitions and disposals during the year. Copper Rock, 2100 Capital and Larch Lane have added to our alternative investments capability, whilst we have said farewell to L&B Realty, Integra Global Advisors and UAM (Japan). Funds under management continued to grow strongly throughout 2005, albeit less strongly in the last quarter following the loss of some mandates at Pacific Financial Research. Overall funds under management by the US asset managers at the end of the year stood at $226 billion, including $15 billion of cash collateral assets for our securities lending business, eSecLending, an increase of 23% over the position at 31 December 2004.

At US Life, strong sales were achieved, particularly in the first three quarters of the year, with equity index annuities making a particularly strong showing. We have been enhancing our systems at this business to manage a company that is now three times as large as when we bought it in 2001. As a consequence, we have made some reserve adjustments, which have caused earnings in 2005 to be lower than 2004, but the underlying trends have remained steady as a percentage of assets managed. This business is becoming more mature and is on track to deliver a dividend by the end of 2007. There are a number of strategic opportunities open to us to develop US Life further over the next few years. One of these will be to develop products and sales strategies to appeal to the large Hispanic market.

United Kingdom and Rest of the World
Our profile in the UK and the Rest of the World will be much more significant from 2006 onwards as a result of our ownership of Skandia. Skandia's business has a strong focus on modern, open architecture life and investment products, which are likely to appeal to baby-boomers in developed markets as they age. It therefore fits very well with our existing UK businesses, Selestia and OMAM (UK), as well as extending the Group's presence into a large number of other new territories. We also expect Skandia's presence in China to accelerate the Group's push into that fast-growing economy.

Future outlook
Concerted management action taken during 2005 has contributed to the creation of a strong platform for sustainable growth across each of our geographies.

Our African businesses will continue in 2006 to focus on strengthening their brand and distribution capabilities and on working closely together to leverage opportunities for cross-selling and creating efficiency savings. OMSA's focus is on building sales volumes and stabilising cash flows in the face of increased industry margin pressure, while Nedbank will continue to focus on growing its retail and corporate transactional business. The softer underwriting cycle and increased pressure on premium rates is expected to result in more normal trading conditions for Mutual & Federal in 2006.

Our US Life business is still aiming to become capital self-sufficient by the end of 2007, while our US asset management business is continuing to focus on building its retail distribution network and actively managing its affiliate relationships. Growth looks set to continue at our UK and Rest of the World businesses.

We believe that, in 2005, we have taken an important step along the path to achieving our objective of being a world-class financial services group. We look to the future with confidence that we can create something special through Old Mutual and its family of companies.

Jim Sutcliffe
Chief Executive
27 February 2006

Expanding our footprint

We have used our broad and well-established South African base to create a multinational business and are building businesses in the US and the UK that focus on sectors of the market with good fundamentals and where our skills can add value.

South Africa
Our life, banking and general insurance businesses are continuing to focus on strengthening their brand and distribution capabilities.

They are also now working more closely together to realise opportunities for cross-selling each others' products and achieving cost and efficiency savings.

Through strong investment performance, refocusing of product offerings, and delivery of synergies between our businesses, we aim to offer exceptional value to customers.

USA
Our US life and asset management businesses aim to provide financial solutions for a wide range of clients, with particular emphasis on products suitable for the baby-boom generation.

They are continuing to build distribution for the retail market and enhance their product and investment styles.

UK & Rest of the World
Our UK asset management businesses, Old Mutual Asset Managers and Selestia, have taken major steps to gain critical mass during 2005, and our joint venture life company in India continues to expand its business, offering financial solutions to the emerging middle class.

Acquisition of Skandia
Old Mutual and Skandia have similar business profiles, with each having a strong position in its home market, rapid growth in other developed markets, and smaller businesses in markets that are expected to grow in the longer term as a result of demographic pressures and reforms in welfare provision.

Old Mutual and Skandia make an excellent fit. Both are international insurance businesses with little geographic overlap, compatible product ranges and similar business philosophies – tailor-made product lines, innovative cultures, and decentralised organisations. Both companies have strong home market positions – South Africa and Sweden – and successful international activities, Skandia in the UK and Old Mutual in the USA.

A strong combination
In combination, Old Mutual and Skandia are well positioned to become a formidable force in the European savings market through efficient distribution networks, leading products and optimal service and systems. The Enlarged Group will be financially robust, with strong growth potential and more broadly-spread risk. Skandia's strong position in Europe adds to Old Mutual's existing strengths in the USA and Africa, giving the Enlarged Group a diverse earnings base and more sustainable earnings patterns.

Leading open architecture player
The Enlarged Group will be a leading provider of a variety of innovative and flexible products, designed according to clients' preferences and needs. These market segments are expected to grow at a faster rate than the traditional life assurance market.

Outlook
We are committed to ensuring that not only do we deliver the prospective returns from Skandia factored into our acquisition planning, but also that our other businesses continue to make good progress.



Jim Sutcliffe, Old Mutual's Chief Executive, rings the bell at the Stockholm Stock Exchange on 2 February 2006 to signal the listing of Old Mutual's shares in Sweden.

As a result of a successful year in 2005 and our acquisition of Skandia, we now have a much higher profile among international investors

Old Mutual sales 2005



3
1
2

- 1. South Africa 45%
- 2. USA 50%
- 3. UK & Rest of the World 5%

Skandia sales 2005



3
1
2

- 1. Sweden & Nordic region 17%
- 2. UK, Asia Pacific & Offshore 60%
- 3. Rest of Europe & Latin America 23%

Enlarged Group pro forma sales



5
1
4
2
3

- 1. South Africa 19%
- 2. USA 21%
- 3. UK & Rest of the World 36%
- 4. Sweden & Nordic region 10%
- 5. Rest of Europe 14%

History of Skandia

>1855
Skandia founded in Sweden as a life and fire insurance company.

>1863
Listed on the Stockholm Stock Exchange.

>1900
Skandia establishes itself in the US market as the first foreign, non-British insurance company.

>1920
Entered the pensions insurance and motor insurance markets.

>1964
New Skandia group formed by the merger of five Swedish insurance companies.

>1979
Skandia Life UK established in London as the first company to offer unit-linked pension insurance to the UK market.

>1990s
Period of significant international growth, during which Skandia established operations in more than 20 countries on four continents.

>2003
American Skandia divested.

>2006
Old Mutual declares its offer for Skandia wholly unconditional after acquiring a majority shareholding. Old Mutual shares admitted to listing on the Stockholm Stock Exchange.

The Enlarged Group



Old Mutual
Skandia

Implementing our strategy

Managing our businesses

Management Board

The role of the Management Board includes creating proposals for Group strategy for submission to the Old Mutual plc board, managing Group branding policies and ensuring that knowledge and skills are transferred around the Group effectively, cross-business synergies are delivered and talent management is achieved to the highest standard.

The Management Board during 2005 comprised the Chief Executive, the Group Finance Director, the Group Strategy and Human Resources Director (now Group Director, Southern Africa) (Mr Head), the Managing Director of OMSA (Mr Sparks) and the Chief Executives of Nedbank (Mr Boardman), Old Mutual Asset Managers (US) (Mr Powers), US Life (Mr Barker) and Old Mutual Financial Services (UK) (Mr Askari).

Key priorities

The Old Mutual Group's goal is to develop its customer proposition, distribution, products and investment performance so as to deliver value for both customers and shareholders. Common to all of the Group's businesses is the goal of building and protecting clients' assets. The Group's management model is geographically decentralised, without sacrificing sound governance and control.

Old Mutual is pursuing a strategy of growth. The combination with Skandia is a great step in Old Mutual's becoming into an international leader in financial services. Old Mutual and Skandia will together continue to explore long-term growth opportunities in developed and developing markets.


1


2


3


4


5


6

Operational management team

1 **Hasan Askari**
Chief Executive, UK and Asia

2 **Guy Barker**
Chief Executive Officer, US Life

3 **Tom Boardman**
Chief Executive, Nedbank

4 **Bob Head**
Group Director, Southern Africa

5 **Scott Powers**
Chief Executive, US Asset Management

6 **Roddy Sparks**
Managing Director, Old Mutual South Africa

The Old Mutual Group's goal is to develop its customer proposition, distribution, products and investment performance so as to deliver value for both customers and shareholders

Aligning our strategy for future growth

Strategic objectives

	Objective	Progress
OMSA	> Black Economic Empowerment	> BEE deals completed
Nedbank	> Build retail and transaction capability	> Retail profit up 66% and client service improving
Mutual & Federal	> Invest in leading systems	> Business Process Management and data warehouse systems live
US Life	> Dividend from 2007	> On track
US Asset Management	> Achieve growth and expand alternative investment capability	> 2100 Capital and Larch Lane (hedge funds), Copper Rock (small caps)
UK & Rest of the World	> Expand into India and China	> 10,500 agents in India; Skandia brings joint venture in China
Plc	> Taking opportunities	> Skandia acquired

We offer a broad range of financial services: our strength is our diversity, the benefits of which can be seen in our results. Our scale, sector and geographic diversification allow us to weather market fluctuations and other challenges more robustly than our smaller, more regional, competitors.

Strength in internationalisation

We are one of the largest financial services businesses in southern Africa, through our life assurance, asset management, banking and general insurance operations. Our businesses include:

> Old Mutual South Africa: the country's largest financial services provider;
> Nedbank Group (formerly Nedcor): one of South Africa's top four banks;
> Mutual & Federal: one of South Africa's largest general insurers; and
> Operations in Namibia, Kenya, Malawi and Zimbabwe.

In the United States we are a leading fixed and equity indexed annuity provider and our multi-style asset management business offers an array of specialist asset management skills. Our businesses include:

> US Asset Management, which comprises of over 20 asset management businesses offering diverse investment styles and products; and
> US Life, which is among the top ten fixed annuity and top five equity indexed annuity businesses in the USA.

In the United Kingdom, we focus on asset management through:

> Old Mutual Asset Managers (UK), a specialist investment boutique; and
> Selestia, a provider of IFA-distributed retail investment solutions.

With the acquisition of Skandia, we now have operations in a large number of additional countries.

Skandia's UK operation is the Skandia Group's largest business. Skandia UK's product offerings include unit-linked assurance, mutual funds and protection. Skandia UK implemented the multi-manager concept twenty years ago. Skandia owns 81% of Bankhall, a UK provider of services to independent financial advisers. Skandia also operates an offshore company, Royal Skandia, based on the Isle of Man, which offers products to international investors and expatriates.

Skandia is one of the largest life assurers in Sweden, and has operations in a number of other Nordic countries. Approximately 20% of Skandia's business is in Sweden, where it has dealings with one in every four households. Skandia Sweden provides a full product range in the areas of protection, investments, healthcare, pensions and banking. These are provided under the Skandia brand name. The Skandia brand also includes products from its subsidiary, Skandia Liv, which is run on a mutual basis.

In addition to Skandia's core markets of Sweden and the UK, Skandia operates in a select number of European countries offering unit-linked insurance products and mutual funds. These include Germany, Austria, Spain, Italy, Poland, Switzerland, France and Liechtenstein.

Skandia has established operations in a number of countries in Latin America and Asia Pacific. In Latin America, Skandia operates out of Mexico, Colombia and Chile. Skandia has operated in Colombia for over fifty years. In Asia Pacific, Skandia has established itself in Australia and Chile.

Demographics

Baby-boomer demographics in the USA and Europe, as well as the emerging middle classes in South Africa, India and China, form a very attractive backdrop for business development in the future.

Europe is moving closer to the US pensions model as state funding is being reduced and becoming insufficient. The Enlarged Group is particularly well positioned to satisfy clients seeking flexible financial solutions to sustain their lifestyles.

Performing strongly

Group business review

I move to my role as Chief Executive of Skandia, confident in the knowledge that management action taken across all our businesses has created a platform for long-term sustainable growth.



Julian Roberts
Group Finance Director

Group results

Strong growth in basic EPS up 54% to 25.1p and adjusted operating EPS up by 22% to 18.2p
Group profit attributable to equity holders increased by 55% from £559 million in 2004, to £867 million in 2005, contributing to a 54% increase in basic earnings per share to 25.1p.

The strong organic growth in sales and assets across all regions contributed to an increase of 30% in adjusted operating profit before tax to £1,244 million.

Adjusted operating profit after tax and minority interests increased by 25% from £557 million in 2004 to £699 million in 2005, resulting in an increase in adjusted operating earnings per share to 18.2p for 2005.

Adjusted Embedded Value profit up 23%
The Group's adjusted operating profit on an EEV basis of £1,387 million increased by 23% from £1,124 million for the year ended 31 December 2004, primarily reflecting a strong increase in banking and asset management profit in addition to life profit in North America. Adjusted embedded value operating profit for life assurance of £701 million was down by 4% from £733 million for the year ended 31 December 2004, with African embedded value profit being down 13% due primarily to the impact of lower interest rates and reduced equity exposure in shareholder funds on the expected return on adjusted net worth. North America life embedded value profit increased by 58% reflecting the significant value of new business sold in 2004.

Adjusted Embedded Value per share up by 26%
Adjusted Group Embedded Value (EV) (adjusted for own shares held in policyholders' funds and to bring listed Group subsidiaries to market value) has increased by 33% to £7.2 billion, increasing adjusted Group EV per share by 26% to 175.6p at 31 December 2005. Return on Adjusted Group EV was strong at 15.6%.

Embedded value development £bn

+33%



2005
7.2
2004
5.4
■ Debt
□ UK & Rest of the World
□ US Asset Management
□ US Life
□ Mutual & Federal
■ Nedbank
■ OMSA

The significant increase in equity prices in South Africa in 2005 has been a key driver of the strong growth in EV, resulting in large positive investment variances in the African life business and increases in the Nedbank and Mutual & Federal share prices. Return on EV for the life businesses was 14% before investment variances and 27% including investment variances.

The value of new life business grew by 5%, with 13% growth in North America, offset by a 5% decline in Africa. Good new business volume growth of 14% in Africa was offset by a conscious reduction in new business margins.

Funds under management up 31%

During 2005, funds under management increased to £183 billion, up 31% from £140 billion at 31 December 2004 and £158 billion at 30 June 2005. Our international diversity delivered strong net cash inflows of £13 billion, an increase of £8 billion when compared to last year, as strong performances by our US and UK businesses more than offset weak flows in Africa.

Basis of reporting

International Financial Reporting Standards (IFRS)

The Group has adopted IFRS from 1 January 2004, including a restatement of 2004 comparatives. Details of all transitional impacts, including the reconciliations required by IFRS and the Group's IFRS accounting policies are contained in our IFRS announcement released on 3 May 2005. This can be found on our website. Our 2005 interim results announcement released on 10 August 2005 was prepared on the basis of these accounting policies. The Group has subsequently early adopted the IAS 39 Fair Value Option amendments which removed the impact of the European Union (EU) 'carve-out'.

European Embedded Value (EEV)

The 2005 embedded value numbers have been prepared in accordance with the EEV principles issued in May 2004 by the European Chief Financial Officers' Forum, with all 2004 comparative figures also restated on this basis. Risk margins have been calculated using a market consistent approach, reflecting the distinctive product risks in the individual businesses.

Adjusted operating profit

Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on investments in Group equity and debt instruments held in life funds and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairments, fines and penalties, initial costs of Black Economic Empowerment (BEE) schemes, and profit/(loss) on disposal of investments in subsidiaries, associated undertakings and strategic investments. Adjusted operating profit also excludes income from hedging activities that do not qualify for hedge accounting.

Black Economic Empowerment (BEE) accounting implications

One of the key differences between the adjusted operating profit and profit before tax attributable to equity holders relates to the accounting treatment of our BEE transactions announced on 19 April 2005.

In accordance with the latest technical interpretations of BEE accounting, shares issued under these schemes are treated in accordance with IFRS2. On this basis, the effective interest reflected in the consolidated income statement and balance sheet for Nedbank and Mutual & Federal is 55% and 88% respectively and excludes the impact of the Group's BEE schemes.

Under IFRS 2, share-based payment charges are recognised over the vesting period of the schemes and apply to employee and non-employee arrangements where the Group receives benefits in respect of the issue of these shares.

The amounts calculated in respect of certain schemes, principally the broad-based employee schemes and black business partners arrangements, vest immediately such that the total charge is recognised upfront within the consolidated income statement.

The initial share-based payment charges, in addition to professional fees incurred in respect of the establishment of the BEE schemes, have, however, been excluded from adjusted operating profit as these large one-off charges distort the underlying performance of the Group.

The shares issued in respect of the BEE schemes are legally issued on the basis that the BEE beneficiaries have full voting rights over the shares and receive all dividends, in essence obtaining full economic benefits attaching to equity ownership.

In recognition of this, the Summary consolidated income statement reflects the legal ownership of these shares following implementation of the BEE schemes, with the minority interest on adjusted operating profit based on a weighted average effective interest in Nedbank and Mutual & Federal of 52% and 83% respectively. The weighted average shares used in the calculation of adjusted operating earnings per share include those Old Mutual plc shares issued as part of the BEE schemes.

In determining the Group's embedded value, contributions received under the BEE schemes are recognised within adjusted net worth. In order to ensure that the Group's adjusted embedded value reflects the total contributions to be received, an adjustment is made to incorporate the present value of future BEE

Our economic capital position continued to strengthen in 2005 as the Group further developed its economic capital programme

Group results continued

Senior debt gearing %

5.2%

2005	5.2
2004	11.4

Total gearing %

14.6%

2005	14.6
2004	17.1

payments. Consequently the adjusted embedded value per share calculation is based upon the Company's total number of shares in issue, including shares in issue to BEE scheme beneficiaries.

Capital position strengthened in readiness for Skandia acquisition

Highlights	2005	2004
Senior debt gearing	5.2%	11.4%
Total gearing	14.6%	17.1%

In March 2005 the Group issued £350 million of Tier 1 Perpetual Preferred Callable Securities. In May 2005 the Group's $636 million of outstanding 3.625% Convertible Bonds matured and were repaid in full at par value. In November the Group issued €500 million of Upper Tier 2 Perpetual Preferred Callable Securities, followed by a further issue of £300 million of lower Tier 2 Perpetual Preferred Callable Securities in January 2006 as part of the public debt raising associated with the Skandia acquisition.

The Group's gearing level remains comfortably within our target range, with senior debt gearing of 5.2% (11.4% at 31 December 2004) and total gearing, including hybrid capital, of 14.6% (17.1% at 31 December 2004). Hybrid capital excludes hybrid debt from banking activities and includes the $750 million of Guaranteed Cumulative Perpetual Preferred Securities issued during 2003 that are reported as part of minority interests and the £350 million and €500 million of Perpetual Securities issued in 2005, which are both reported as part of equity shareholders' funds.

Senior debt gearing is defined as senior debt over total debt plus Adjusted EV on an EEV basis. Senior debt excludes debt from banking activities and is net of cash and short-term investments that are immediately available to repay debt and derivative assets relating to swaps associated with senior debt, so as to reflect debt valued on effective currency and interest rate positions. Total gearing is similarly based, but includes hybrid capital instruments within debt.

Our economic capital position continued to strengthen in 2005 as the Group further developed its economic capital programme, with our estimate of available financial resources now significantly in excess of the capital required to meet the Group's target 'A' credit rating.

The Group is in compliance with the Financial Groups Directive capital requirements, which apply to all EU-based financial conglomerates.

Taxation

The Group's effective tax rate of 25% (based on the tax charge excluding income tax attributable to policyholder returns as a proportion of adjusted operating profit) for the year ended 31 December 2005 decreased from 26% for the corresponding period in 2004. This was primarily as a result of the 1% reduction in the South African corporate tax rate.

Dividend

The directors of Old Mutual plc are recommending a final dividend for the year ended 31 December 2005 of 3.65p per share (making a total of 5.5p per share for the year, an increase of 5% over 2004). The indicative Rand equivalent of this final dividend is 39.8c (making a total of 60.3c for the year, an increase of 3%).

The record date for this dividend payment is the close of business on Friday, 21 April 2006 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE and on the Namibian,

EV split by line of business 2005



1
2
3
4
5

1. **Covered business** 47%
2. **Asset management** 13%
3. **Banking** 22%
4. **General insurance** 7%
5. **Other** 11%

EV split by line of business 2004



1
2
3
4
5

1. **Covered business** 53%
2. **Asset management** 15%
3. **Banking** 22%
4. **General insurance** 7%
5. **Other** 3%

Zimbabwe and Malawi Stock Exchanges will be Wednesday, 12 April 2006 and on the London and Stockholm Stock Exchanges, Tuesday, 18 April 2006. The shares will trade ex-dividend from the opening of business on Thursday, 13 April 2006 on the JSE and the Namibian, Zimbabwe and Malawi Stock Exchanges, and from the opening of business on Wednesday, 19 April 2006 on the London and Stockholm Stock Exchanges.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Kronor (SEK). Local currency equivalents of the dividend for all five territories will be determined by the Company using exchange rates prevailing at close of business on Tuesday, 28 March 2006 and will be announced by the Company on Wednesday, 29 March 2006.

Share certificates may not be dematerialised or rematerialised on the South African branch register between Thursday, 13 April and Friday, 21 April 2006, both dates inclusive, and transfers between the registers may not take place during that period.

The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which is to be held in London on Wednesday, 10 May 2006. Subject to being so approved, the final dividend will be paid on Wednesday, 31 May 2006.

New Business Review structure
Our aim is continuously to enhance the usefulness and transparency of the information we provide externally. In doing so, the current Business Review has been expanded to incorporate detailed profiles of each of our key businesses, including a description of the business's principal products, customers, business processes and major markets, the external environment in which it operates and principal risks and uncertainties.

This additional information is intended to provide a context to the analysis of our performance and financial position and transition towards compliance with the new Business Review requirements under the European Union Accounts Modernisation Directive, requiring companies to provide 'an enhanced directors' report' from April 2006. Going forward, our Business Review will continue to evolve as we further enhance the information provided, integrate the Skandia businesses during 2006 and keep up with market developments.

Change in role
I move to my role as Chief Executive of Skandia, confident in the knowledge that management action taken across all our businesses has created a platform for long-term sustainable growth.

I would like to take this opportunity to thank management and employees in each of our businesses for their support during my five years as Group Finance Director of Old Mutual. Richard Hoskins takes over as Acting Group Finance Director from 1 March, and I look forward to working with him in my new role.

Julian Roberts
Group Finance Director
27 February 2006

Africa

2% Rand life assurance sales

R480bn Funds under management

We chose Old Mutual because we wanted a secure future for our children



The Group has substantial life assurance, asset management, banking and general insurance businesses in southern Africa, principally in South Africa, Namibia, Malawi and Kenya

Overview

STRONG GROWTH IN PROFIT AND SALES

Highlights (£m)	2005	2004	% Change
Adjusted operating profit	1,049	825	27%
Life assurance sales (APE including OMI)	341	299	14%
Funds under management (£bn)	44	39	13%

Highlights (Rm)	2005	2004	% Change
Adjusted operating profit	12,136	9,719	25%
Life assurance sales (APE including OMI)	3,947	3,536	12%
Funds under management (Rbn)	480	421	14%

Our life assurance business is the largest in South Africa and provides wealth protection and wealth creation products to individuals and enterprises. A wide range of savings products and funds, including unit-linked funds are offered by the asset management business to both third party and insurance clients. Our banking business is conducted by one of South Africa's top four banks, Nedbank, with the general insurance business conducted by Mutual & Federal. Both companies are South African listed subsidiaries of the Group.

Our aim in South Africa is to be the preferred financial provider to every economically active home and business. We see significant opportunities for further growth through cross-selling and bringing offerings more closely together.

Performance
Adjusted operating profit for the African businesses has increased by 25% from R9,719 million to R12,136 million in 2005, principally driven by the significant increase in Nedbank's results as the momentum of the strategic recovery programme continued. OMSA delivered good growth in life and unit trust sales, with life sales on an Annual Premium Equivalent (APE) basis up 12% and unit trust sales up 87% on the prior year. The increase in funds under management of 14% to R480 billion at 31 December 2005 reflects the impact of buoyant markets offset by significant fund outflows in OMSA.

Benefits emerging from BEE transactions
The BEE transactions were implemented in August 2005 following approval by shareholders of Old Mutual, Nedbank and Mutual & Federal, and confirmation of a related scheme of arrangement by the UK High Court. The transactions were implemented in accordance with the detailed proposals described in circulars sent to the companies' respective shareholders earlier in 2005 (the Company's own circular was dated 27 May 2005) and will ultimately result in the introduction of direct black ownership of 12.75% of the value of Old Mutual's South African businesses, with a total value of black shareholding of R7.1 billion at the time of implementation.

As previously discussed, the adjusted operating profit impact is calculated after tax and minority interests, and reflects the dilutive impact on earnings as a result of our reduced stake in Mutual & Federal and the decrease in the long-term investment return at OMSA due to additional Nedbank shares held to maintain our controlling interest.

The cost impact of these arrangements on adjusted operating profit and profit attributable to equity holders is a decrease of R172 million and R776 million respectively.

The businesses are already experiencing tangible benefits from these transactions, with the Nedbank *Eyethu* scheme attracting over





Our aim in South Africa is to be the preferred financial provider to every economically active home and business. We see significant opportunities for further growth by cross-selling and bringing offerings more closely together.

South Africa – a strongly growing economy

- > GDP growth 5.5-6.0%
- > Strong equity markets
- > Inflation within 3-6% target
- > Improving credit ratings
- > +1,500 jobs every working day
- > Black middle income market increased by a factor of five in the last six years
- > Total black disposable income now greater than white

	2005	2004
GDP growth	5.0%	4.5%
Inflation	3.9%	4.3%
JSE All Share 01/01	12,784	10,511

Africa: Overview continued

47,000 retail client participants with a total value invested of R741 million (market value at investment date of R987 million), making it the largest retail share scheme by value ever in South Africa. The Nedbank corporate scheme involved 76 black corporate and business banking clients. The working relationships with the strategic Black Business Partners (BBPs), namely the Brimstone consortium, the Wiphold consortium and Aka Capital, are progressing well, with numerous deals having been introduced by these partners to the Group.

At Mutual & Federal the focus has been on the acceleration of transformation within the company, with BBPs having been active in drafting a Transformation Strategy and related action plans.

OMSA's BEE transaction, worth approximately R3.4 billion, saw a broad range of black stakeholders acquire direct ownership at that time worth 13.48% of the value of Old Mutual's South African business, excluding the value of Nedbank and Mutual & Federal. In October 2005, more than 11,000 staff members received their offer to participate in the Old Mutual South Africa Broad-Based Scheme, thus making them owners of shares in Old Mutual plc.

Significant progress has been made in the establishment of the Black Distributors Trust – one of the key broad-based elements of the transaction. This will be officially launched in March 2006, with some 150 beneficiaries in the first year. The Old Mutual Education Trust has five participating trade unions, with the first bursaries funded by this trust to be awarded to participating union members and their beneficiaries during 2006, for studies commencing in 2007. Transformation has been a central pillar of the OMSA business strategy, with significant strides having been made in all areas of transformation including employment equity, skills development, procurement and social responsibility. The relationship with the strategic BBPs provides further impetus to our transformation initiatives.

Outlook

The South African economy is in a growth phase, with strong equity markets, Rand stability and a low inflationary and interest rate environment. Our businesses continue to benefit from these conditions, with OMSA's and Mutual & Federal's 2005 results reflecting the substantial growth in the JSE during the year, while Nedbank profited from the positive credit environment through lower impairment levels and increased retail advances growth following higher levels of consumer spending.

The life assurance industry in South Africa is facing significant pressure on margins and costs, increased competition and pressure from regulatory and consumer bodies. At OMSA we will continue to address these challenges by driving sales volume increases through our investments in distribution, ensuring we have appropriate products that deliver good value and containing costs to enable improvements in value for money for customers. Going forward, the business will also focus on stabilising the net client cash flow position.

Management actions taken at Nedbank have moved the business into the next stage of its turnaround, with the majority of the strategic recovery benefits planned for 2005 now firmly in place. Nedbank has become more outward-looking, with the focus shifting to building a sustainable business through the delivery of world-class service. The business is seeking to improve innovation and deliver quality transactional banking growth, with a view to optimising risk and capital management and creating profitable asset growth.

Although conditions remain conducive to maintaining underwriting profitability, the pressure on rates is likely to continue to have an impact on Mutual & Federal, with the ongoing softening of the short-term insurance cycle. Our focus is on continuing to grow our share of the short-term insurance market and on delivering unit growth through the maintenance of superior levels of client service, whilst undertaking further product development to exploit current market opportunities. Despite aggressive cutting of premium rates by competitors, Mutual & Federal remains committed to responsible underwriting standards, with market share not being pursued indiscriminately at the expense of profitability.

Going forward, Old Mutual is well placed to deliver cross-sales growth in its African businesses and to bring its product offerings more closely together to serve the growing black middle market and small business sectors.

OMSA – good progress on business objectives		
	Action	Progress
PFA & Broker	> Grow sales forces; Improve broker service	> Combined sales force up 10%; Service standards being met
Sales	> Grow bancassurance	> Bancassurance sales up 92%
Investment	> Improve investment performance	> Continued strong performance over both one and three years
Net cash flows	> Improve net cash flows	> Impacted by PIC industry withdrawals and OMAM rebalancing
Costs	> Prepare for low interest rate environment	> Administration split from distribution in 2004; Retail per policy maintenance costs reduced

LIFE ASSURANCE & ASSET MANAGEMENT

Our South African life and asset management business has at its core the largest distribution capability in the South African industry, using a combination of tied agents, independent financial advisers, bank distribution, corporate advisers and direct distribution to ensure that the business appears in front of a full spectrum of potential clients. OMSA's investment and risk products, as well as its strong links with our other African businesses, allows the business to be uniquely positioned to meet the full array of client needs. The business is supported by strong branding and a proven reputation for prudent and effective long-term investment returns.

Business profile

The breadth of this business, incorporating life, health and disability assurance, investment management and banking in the retail, group and corporate markets, combined with the strength of our brands, positions us well to extract maximum value from our large number of strong client relationships in both the retail and institutional sectors.

Distribution is a core strength of the business and through the productive and growing tied distribution force in the high, middle and low income markets, as well as our relationships with independent brokers means that we are well positioned for future growth.

Life assurance

The Individual Life Business contains a number of different business segments, marketing investment and insurance products to the individual retail market including life, disability and health insurance, retirement annuities, savings and investment products. Old Mutual has been the most successful of the South African insurers in offering products across all major market segments. We distribute our products through brokers, personal financial advisers (PFAs), a salaried sales force in Group Schemes, tied agents and direct distribution channels.

Our key Individual Business product offerings include Greenlight, a flexible and comprehensive range of life, disability, and future-needs cover. Flexible healthcare schemes for individuals are offered under the *Oxygen* brand and a range of retirement savings plans, annuities and income products provided through the *Max Investment Frontiers* and *Galaxy* product range. Our Group Schemes business offers savings and funeral cover products to the low-income segment.

We introduced our successful *Max Investments* product range towards the end of 2004, an investment product range with significantly lower charges. This was enhanced at the end of 2005 with the launch of the *Max Income* product range at the end of 2005. Through Old Mutual Bank, we provide banking and life assurance products. Low premium risk and savings products are offered through the Group Schemes division.

The Group Business consists primarily of the Employee Benefits division and Old Mutual Healthcare. The Employee Benefits business is a primary supplier of group retirement savings schemes and group life and disability insurance to retirement funds established by employer organisations for the benefit of their employees and by trade unions for the benefit of their members.

Group Assurance products comprise life cover to employees in the event of death, funeral cover and funeral support service, and a full range of disability solutions. Investment products offered through Group Business are flexed depending on the investors' requirements. These include smoothed bonus portfolios, structured solutions and market-linked funds, multi-manager portfolios and annuity products. The Healthcare business offers administration to both commercial and corporate healthcare schemes.

Asset management

Old Mutual Asset Managers (South Africa) (OMAM (SA)), is South Africa's largest institutional asset manager. OMAM (SA)'s vision in South Africa is to be the country's preferred multi-national asset manager, offering domestic and international investment services to the institutional market.

SYmmETRY Multi-Manager, a division of OMSA, creates customised portfolios for institutional investors blending best of breed asset managers across multiple asset classes, using sophisticated portfolio construction methods. The portfolios aim to maximise returns whilst controlling risk and diversifying managers.

The Old Mutual Unit Trusts business sells a range of diversified unit trusts to individual and institutional investors, distributed through direct marketing channels as well as brokers, Old Mutual advisers and other individuals qualified to give investment advice.

Our Old Mutual Properties business provides property management and property related asset management services to the properties within OMSA.

Old Mutual Specialised Finance (OMSFIN) is active in corporate advisory, corporate lending, securities lending and in structured products.

Old Mutual Investment Services operates as a linked investment service provider, offering clients open-architecture investment products for discretionary, pre-retirement and post-retirement savings.

Market environment

The South African economy is strong, with prudent fiscal management ensuring healthy sustainable growth over the past few years. A redistribution of wealth from white to black has seen a new generation of consumers enter the marketplace which has made it an attractive retail market. To serve this market the traditional advisor-lead life assurance model is changing with new channels such as bancassurance growing strongly and market

Highlights (Rm)	2005	2004	% Change
Life assurance*	**3,819**	3,754	2%
Long-term investment return (LTIR)	**1,453**	1,668	(13%)
Asset management	**801**	542	48%
Adjusted operating profit	**6,073**	5,964	2%
Return on Allocated Capital	**25%**	27%	
EV adjusted operating profit (after tax)	**4,648**	5,350	(13%)
Embedded Value	**30,944**	26,386	17%
Adjusted return on Embedded Value	**17.6%**	20.9%	
Life assurance sales (APE including OMI)	**3,932**	3,519	12%
Unit trust sales	**9,348**	5,004	87%
Value of new business (excluding OMI)	**614**	698	(12%)
Life new business margin (excluding OMI)	**16%**	21%	
SA client funds under management (Rbn)	**362**	312	16%

* Includes income from associated undertakings

Africa: OMSA continued

linked products slowly gaining ground over traditional life-wrapped products. OMSA's relatively strong performance in bringing black management and front line staff into the business, and the recent BEE transactions ensure that we are well positioned to capture a large share in the new South African marketplace.

Risk management
Creating long-term shareholder and customer value is the Company's overriding business objective and the business derives its approach to risk management and control from a value perspective. As a result the business manages a broad range of risk categories and specifically includes Strategic Risk and Enterprise Risk Management.

The Company operates a risk management framework which contains a robust risk governance structure, risk appetites established at Company level, Group-wide risk policies, and methodologies that focus risk identification, risk assessment, risk response, action/control plans, monitoring and reporting.

Whilst the incidence of HIV/AIDS infection in southern Africa is high as the illness reaches the expected peak of the infection curve, the potential risk is well managed with the business achieving positive experience variances due to highly effective product pricing. The business also conducts HIV and other tests for lives insured above certain values and offers reduced premiums for those willing to undergo regular testing.

Underwriting risk, in line with other life assurers, is managed through strictly controlled underwriting principles governing product repricing procedures and authority limits and through careful consideration of actual and prospective mortality, morbidity and expense experience.

The life assurance business, offers minimum guaranteed investment returns on certain products and guaranteed annuity options on a closed book of business. Minimum investment guarantees are subject to the risk of declining equity markets whilst guaranteed annuity options are subject to declining interest rates. For fixed annuities, market risks are managed by investing, where possible in fixed interest securities with a duration closely corresponding to those liabilities. Market risks on policies where the terms and conditions are guaranteed in advance and the investment risk is carried by the shareholders, principally reside in the guaranteed non-profit annuity book, which is closely matched with gilts and semi-gilts. Other non-profit policies are also suitably matched through comprehensive investment guidelines. Market risks on with-profit policies, where investment risk is shared, are minimised by appropriate bonus declaration practices.

Equity price risk and interest rate risk (on the value of securities) are modelled by the Group's risk-based capital practices, which require sufficient capital to be held in excess of the statutory minimum to allow the Group to manage significant equity exposures. Credit risk is monitored by the business's Credit Committee, which has established appropriate exposure limits.

The exposure of OMSA's asset management businesses to market fluctuations gives rise to potential impacts on revenue levels, which are a function of the value of client portfolios. Investment risk is principally borne by the client. Compliance risks faced by these businesses are monitored and reviewed by compliance and risk committees established for this purpose. The risk of loss of key employees is managed by the use of appropriate remuneration policies including long-term incentive schemes aligned with shareholder value targets, and by competition restrictions in employment agreements.

Performance
Markets rose significantly during the year driving demand for investment products across the industry, despite some negative publicity from the Pension Funds Adjudicator rulings. OMSA significantly strengthened its retail distribution capability in relation to both independent brokers and tied agents (increasing numbers of Personal Financial Advisers and Group Schemes Advisers) to remain the clear market leader in distribution. This advantage, coupled with strong investment performance from 2004, helped push unit trust sales up 87% for 2005, whilst leading product development (*Max Investments* and *Max Income*) contributed to good Individual Life sales in our core life market, with APE up 10%. It was pleasing to see our bancassurance efforts in both Old Mutual Bank and through Nedbank continuing to bear fruit in 2005. Better-coordinated and resourced approaches to distribution in the corporate sales environment saw Group Business life sales up 16%.

Solid underlying earnings growth
Overall earnings have shown a small increase to R6,073 million from R5,964 million in 2004, with a significant increase in Asset Management profits and modest growth in Life Assurance profits being offset by a 13% reduction in the LTIR.

Life Assurance profits showed modest growth of 2% to R3,819 million from R3,754 million in 2004, largely as a result of the cost of initiatives undertaken to improve value for money of our products for customers. The major items within this are a charge of R716 million in respect of the industry-wide response to the challenge of early termination values for retirement annuities and endowment policies. Other significant items impacting on profit included an increase of R115 million in the share-based payments charge to R270 million, driven by the increase in our share price and the impact of our continuing investment in distribution.

These items were largely offset by the positive impact of basis changes. Whilst our strategy of investing in distribution has increased acquisition costs temporarily, we have at the same time been successful in reducing unit maintenance costs for retail policies. This success has allowed us to reduce our valuation assumptions in this area, which together with reduced expense inflation assumptions have released R900 million of reserves. In addition,



Distribution is a core strength of the business, and our growing number of distribution channels positions us strongly for future growth.



The South African economy is strong, benefiting from worldwide demand for resources. A redistribution of wealth has seen a new generation of consumers enter the marketplace, which has made it an attractive retail market.

the higher market level had a positive impact on asset-based charges and fees.

Significant investment gains on the shareholder portfolio arising from the underlying market strength were masked by the smoothing effect of the LTIR. The LTIR of R1,453 million was R215 million lower than 2004, reflecting the lower rates applied across all asset classes, combined with an increase in the cash component of the portfolio since June 2004, and lower investible assets following the increased investment in Nedbank Group.

The adjusted operating profit for the OMSA asset management businesses increased by 48% to R801 million from R542 million in 2004. The strong performance of the South African equity market, good performance fees earned by OMAM (SA), combined with rapid growth in unit trust funds and an investment revaluation gain in OMSFIN, all contributed to this result.

Growth of 16% in funds under management
Client funds under management increased by 16% to R362 billion from R312 billion at 31 December 2004, driven primarily by higher equity markets.

Net client cash flows of negative R18 billion have continued to disappoint despite positive investment performance during the year. R17 billion of this outflow, including R10 billion of funds withdrawn by the Public Investment Corporation, occurred in the first six months of the year, with cash flow for the second half negative R1 billion. The main area of outflows has been OMAM (SA), which has suffered from the widespread trend to break up balanced mandates and direct funds into specialised investment mandates. Employee Benefits' cash flows have also suffered from the trend away from guaranteed benefits that led to outflows from the Guaranteed Fund. Significant management effort continues to be taken to reduce the outflow of client funds and improve inflows through our distribution initiatives.

OMAM (SA) continued to deliver strong investment performance, improving its ranking from third to second out of the nine institutional asset managers in the Alexander Forbes South African Global Manager Watch (Large) Survey over the three years to the end of December 2005, although it dropped from first to sixth out of eleven over one year. At 31 December 2005, 72% of funds managed by OMAM (SA) weighted by value outperformed their benchmarks over three years (58% over one year).

The acquisition of Marriott Properties and Marriott Asset Management, with R20 billion of funds under management, was announced in October 2005. The transaction is still subject to approval by the Competition Commission.

Exceptional growth of 87% in non-life sales
Unit trust sales grew in both our broker and agency channels, with sales for the year increasing by 87% to a record R9.3 billion. Net cash flows also increased significantly to R4.0 billion from R1.3 billion in 2004. This result moves us from sixth to fourth market position on a gross inflows basis, and from seventh to second on a net inflows basis (both comparisons exclude money market funds).

Unit trust investment performance remained strong, with 53% of funds positioned in the top quartile of their respective peer groups over the three-year period to 31 December 2005, and 35% placed in the top quartile over the 12 month period.

Life sales continue to benefit from investment in distribution
Our focus on investing in our distribution capability has benefited growth in life and non-life sales. Total life sales (including South African sales into Old Mutual International (OMI)) on an APE basis for the year increased by 12% to R3,932 million as compared with R3,519 million achieved last year. Both Individual and Group Business life sales were higher, the latter showing strong growth in all areas, with the exception of the Healthcare segment.

Individual Life sales up 10%
Individual Business Life sales increased by 10% over 2004, with good growth experienced across all product categories. Within this, single premiums showed growth of 13%, positively impacted by a strong increase in bancassurance life sales through the Nedbank channel, up 92% on an APE basis compared with 2004 and underpinned by strong demand for our low cost *Max* product range and our offshore products sold via OMI.

Individual Life recurring premiums increased by 9% to R2,032 million from R1,866 million last year, reflecting the ongoing benefit from growing headcount in both our own agency channel and our Group Schemes sales force. Our combined sales force totalled 5,460 at the end of December 2005, some 10% higher than the position at 31 December 2004. Sales of regular premium life savings products through our Group Schemes channel showed particularly strong growth.

Strong growth in Group Business sales
Group Business Life sales increased by 16% to R1,049 million compared with R903 million in 2004, with sales continuing to benefit from the investment in our sales management processes and capability. This overall picture was driven by strong single premium growth, 77% higher than last year, whilst sales of recurring premium policies were 6% lower than last year.

The high growth in Group Business Life single premiums was underpinned by significantly higher demand for our annuity range of products than in 2004, together with strong sales growth in savings products.

Group Business Life recurring premiums suffered overall as a result of lower Healthcare sales, which were 13% lower than 2004 due primarily to new customers choosing lower levels of cover. Recurring premium protection sales, on the other hand, increased strongly by 31%.

The breadth of our South African business, combined with the strength of our brands, positions us well to extract maximum value from our large number of strong client relationships

Africa: OMSA continued

INDIVIDUAL LIFE SALES UP 10%, REFLECTING STRONG INCREASE IN BANCASSURANCE SALES

Individual APE (Rm)	2005	2004	% Change
Savings	**1,165**	1,076	8%
Protection	**710**	651	9%
Immediate annuity	**175**	164	7%
Group Schemes	**685**	611	12%
Total excluding OMI	**2,735**	2,502	9%
OMI (SA only)	**148**	114	30%
Total including OMI	**2,883**	2,616	10%
Single	**851**	750	13%
Recurring	**2,032**	1,866	9%

STRONG GROWTH IN GROUP BUSINESS SALES

Group APE (Rm)	2005	2004	% Change
Savings	**310**	260	19%
Protection	**157**	120	31%
Annuity	**162**	42	286%
Healthcare	**420**	481	(13%)
Total	**1,049**	903	16%
Single	**425**	240	77%
Recurring	**624**	663	(6%)

Lower value of new business as value for money for clients is improved

The after-tax value of new business (excluding OMI) was R614m, 12% lower than in 2004. This reduction is a consequence of the initiatives we have taken to improve value for money for customers as well as the investments we have made to increase our distribution capacity.

New business margins have decreased correspondingly to 16% overall from 21% for 2004. Whilst the Group Business margin has increased slightly from 17% to 18%, benefiting from relatively stronger sales growth in higher margin products, the Individual Business margin has reduced significantly from 22% to 16% as expected. We continue to anticipate margins in the 15% to 20% range.

Strong capital position

The capital strength of the South African life company is demonstrated through the 3 times coverage of the Statutory Capital Adequacy Requirement (SCAR), after allowing for statutory limitations on the value of certain assets. This compares with the coverage of 2.4 times at 30 June 2005 and 2.6 times at 31 December 2004. The significant strengthening in this position results from the increase in the value of our shareholdings in Nedbank and Mutual & Federal, together with the issue of a R3 billion 8.92% callable subordinated note in October 2005. This has contributed to the diversification and flexibility of the business's capital base, taking advantage of the current strong credit appetite and low interest rate environment in South Africa.

Update on Pension Funds Adjudicator determinations

An industry-wide solution has been announced, in consultation with the South African Finance Ministry, to resolve the challenge of poor early termination values for retirement annuities and endowment policies in South Africa. The life industry as a whole has estimated the cost of the solution at between R2.5 billion and R3 billion, with OMSA's results reflecting a charge of R716 million.



Nedbank distributes products through a wide range of channels, including the South African network of branches and automated teller machines, brokers, direct marketing through the internet and by telephone and, in respect of corporate and commercial clients, through relationship managers.

Nedbank Group (Nedbank)

BANKING

Nedbank has moved into the next phase of its re-engineering since its rights issue in 2004. The majority of the benefits of the Strategic Recovery Programme launched in 2003 to restore the business to a pattern of sustainable growth, are now firmly in place and the business is on track to deliver on the 2007 targets of 20% ROE and 55% cost to income ratio. Performance is increasing in momentum and the business is now becoming more outwardly focused. Nedbank can now concentrate on implementing world class client service, with all strategies geared towards achieving this goal, from the empowerment of staff, to the improvement of accessibility and affordability for our clients.

Business profile

Nedbank Group Limited is a JSE listed company of which Old Mutual now owns 52%, and through its principal subsidiary, Nedbank Limited, and other members of the Nedbank Group, operates as one of the four largest banking groups in South Africa, with a market share slightly over 20% measured by domestic banking assets. The business offers a wide range of wholesale and retail banking services, including corporate and retail banking, property and asset finance, investment banking, private banking, and foreign exchange and securities trading, through four main business divisions: Nedbank Corporate; Nedbank Capital; Nedbank Retail and Imperial Bank. Nedbank Group also generates revenue from private equity, credit card issuing and processing services, custodial services, unit trust administration, asset management and bancassurance services.

Nedbank distributes products through a wide range of channels, including the South African network of branches and automated teller machines, brokers, direct marketing through the internet and by telephone and, in respect of corporate and commercial clients, through relationship managers. Old Mutual's full-time agents also distribute certain Nedbank products.

Nedbank Corporate

Nedbank Corporate comprises the client-focused businesses of Corporate Banking, Business Banking, Property Finance, Nedbank Africa and the specialist Transactional Banking and Shared Services businesses. The division focuses mainly on providing lending, deposit-taking and transactional banking execution services to the business's wholesale banking client base. The business also provides debt structuring, factoring, vehicle and asset finance and financing for commercial, industrial and residential property developments.

The division combines strong corporate business, property and asset finance franchises with a regional presence in South Africa. The Business Banking operations also cover many of the country's rural and semi-rural areas. Nedbank Corporate has built strong client relationships, which provide an excellent base and opportunity to cross-sell the products and services offered by other divisions of Nedbank as well as the wider Old Mutual Group.

Nedbank Capital

Nedbank Capital, the group's investment banking division, manages the bank's structuring, lending, underwriting and trading businesses. The division provides a full product spectrum to the South African market, with an offering that stretches from equity research to the provision of long-term project financing, enabling Nedbank Capital to compete effectively in the southern African market.

The division seeks to provide seamless specialist advice, debt and equity raisings and execution and trading capability in all the major South African business sectors. Principal clients include the top 200 domestic corporates, leading financial institutions, non-South African multinational corporates and clients undertaking major infrastructure and mining projects in Africa, and emerging BEE consortiums.

Nedbank Retail

Nedbank Retail serves the financial needs of individuals and small businesses by providing credit, lending, savings, investments, insurance and transactional products and services.

Target markets are clearly identified and range from entry-level transactional banking to the high-income segment. The division also services merchants and large corporates in respect of card acquiring services. These markets are serviced through the brands within the Nedbank Retail stable, being Nedbank, Nedgroup, Old Mutual Bank, Pick 'n Pay Go Banking, BoE Private Clients, Fairbairn Private Bank and Fairbairn Trust Company.

The Retail product portfolio includes transactional, home loans, asset-based finance, card (both card issuing and merchant acquiring), personal loans, bancassurance, investments and specialised products such as wills, stockbroking and portfolio advice. Nedbank Retail strives to ensure that it offers a competitive product set appropriately priced for risk, volume and individual client profiles.

Imperial Bank

Imperial Bank Limited is an independently regulated bank, of which Nedbank owns 50.1%, with the remainder held by Imperial Bank Holdings Limited. Imperial Bank is a niche market player, primarily engaged in asset-based financing, including motor and property finance, supplier asset and medical finance.

Market environment

The South African banking economic environment remains positive as stable, low interest rates and low inflation continue to drive consumer spending and retail advances growth, positively impacting Nedbank's market share, particularly in the Retail division. The positive economic conditions are stimulating the equity markets and ensuring a continuation of the positive credit environment, as evidenced by the relatively low level of credit impairments in 2005. The demand for credit in business banking



Performance is increasing in momentum and the business is now becoming more outwardly focused. Nedbank can now concentrate on implementing world class client service.



We are confident that Nedbank's focus on delivering world class client service and on unlocking additional cost and revenue synergy opportunities amongst the Old Mutual South African businesses will result in enhanced revenues and market share.

Africa: Nedbank Group continued

STRONG RESULTS AS BENEFITS FROM STRATEGIC RECOVERY PROGRAMME CONTINUE

Highlights (Rm)	2005	2004	% Change
Adjusted operating profit	**5,034**	2,828	78%
Headline earnings*	**3,167**	1,743	82%
Net interest income*	**8,529**	7,145	19%
Non-interest revenue*	**8,483**	8,379	1%
Net interest margin*	**3.55%**	3.18%	
Cost to income ratio*	**65.1%**	71.8%	
ROE*	**15.5%**	11.0%	

*As reported by Nedbank

and commercial property finance remains steady, with the initial signs of an increase in infrastructure spend being noted. The investment banking markets continue to experience strong deal flows, driven primarily by BEE transactions.

The South African banking environment is becoming more competitive, with increased regulatory pressures and more financial services providers entering the market, increasing the range of products and services on offer. We are confident, however, that going forward Nedbank's focus on delivering world class client service and on unlocking additional cost and revenue synergy opportunities amongst the Old Mutual South African businesses, will result in enhanced revenues and market share.

Risk management
Risk is an integral component and driver of Nedbank's success in achieving shareholder value. Nedbank's risk process covers the entire range of risk categories faced by banking institutions and specifically includes strategic risk and enterprise-wide risk management.

The South African Reserve Bank is requiring the large South African banks, including Nedbank to comply with the requirements of the BASEL II Accord. This Accord introduces a three pillar system where: Pillar 1 concerns minimum capital requirements, Pillar 2 concerns supervisory review and Pillar 3 concerns market discipline. Pillar 1 is a major challenge for banks as the increased risk sensitivity in relation to credit and operational risk requires enhanced internal systems of information and control. This is particularly the case where, as in Nedbank, the more complex advanced approaches to these risks are being taken. In this respect, Nedbank has had a BASEL II project in operation for some time and is making good progress towards being ready to comply with Basel II requirements which come into effect from January 2008 for Banks taking the advanced approach.

Credit risk
Credit risk is governed by policy guidelines and administered through an appropriately constituted committee at Nedbank, which approves all facilities in excess of 10% of capital, and also monitors other large exposures, risk limits, provisions and non-performing loans. Concentrations in country credit risk are similarly managed. Through a regular review and consideration of its advances, Nedbank determines the impairment of bad and doubtful loans by considering, among other factors, general market conditions, credit quality of loans, the collateral supporting the loans and performance of its clients relative to their financial obligations.

Interest rate volatility
Interest rate risk for Nedbank is its net income exposure to adverse movements in rates arising as a result of mismatches in the re-pricing terms of assets and liabilities. Interest rate risk is managed by the Group Asset and Liability and Executive Risk Committee (Group ALCO) through a combination of structural and derivative strategies. Hedging activities are evaluated regularly in order to align with interest rate views and defined risk appetite ensuring optimal hedging strategies are applied, either positioning the balance sheet or protecting interest income through different interest rate cycles. An independent Group Asset and Liability Management function (Group ALM) monitors the structural interest rate risk profile of the banking book making strategic interest rate risk recommendations to the Group ALCO.

Liquidity risk
The risk of being unable to raise funds at market prices to meet commitments as they fall due or to satisfy client demands for funds, is managed through the maintenance of adequate capital. This is combined with sophisticated cash flow forecasting, strategic planning, maintenance of an adequate pool of high quality marketable assets, and appropriate diversity in liabilities.

Currency translation risk
Nedbank's trading in foreign exchange and interest rate markets primarily involves interest rate swaps, forward rate agreements, bonds and bond options. Currency options, equities and equity derivatives are also traded on a limited basis. Trading exposures are measured using sensitivity analysis, value at risk and scenario testing, and Nedbank operates a formal system of monitoring and oversight on market trading risk.

Nedbank recognised in 2004 that it was holding excess capital in foreign currencies and repatriated, converted and hedged capital sensitive to foreign exchange movements,

The Nedbank Group offers a wide range of wholesale and retail banking services, including corporate and retail banking, property and asset finance, investment banking, private banking, and foreign exchange and securities trading

thereby significantly reducing the sensitivity of the balance sheet to currency translation volatility. The last year has seen further significant reduction in offshore capital through the sale and liquidation of identified non-core offshore investments and the repatriation of these funds back into Rand and into the business's core activities. This has resulted in a significant reduction in the group's exposure to currency translation risk that now aligns with an approved risk appetite, with low expected earnings volatility.

Performance
Nedbank's financial performance in 2005 was ahead of management expectations as the business continued to benefit from the strategic recovery programme in a positive economic environment.

Nedbank's adjusted operating profit, including asset management operations, increased significantly by 78% to R5,034 million, compared with R2,828 million in 2004. The continued positive banking and credit environment, resulting in a relatively lower level of impairments, growth in Nedbank Retail's net interest income, favourable private equity investment realisations and revaluations in the Property Finance division, as well as expense containment, contributed to this improved result.

Solid growth was experienced in all three key operating divisions, with headline earnings increasing by 82% to R3,167 million compared with R1,743 million for 2004. Nedbank Retail's results benefited from the turnaround strategy implemented during 2004, with the rate of market share losses decreasing in the key home loans market. Further benefits are expected now that the integration of Peoples Bank into Nedbank has been completed. Nedbank Retail continues to focus on building on its strategic objectives of generating profitable asset growth and addressing the loss of market share as part of the Retail 'fix it, grow it, and win it' strategy.

Strong growth of 19% in net interest income (NII)
Positive growth of 19% in NII helped to increase the net interest margin to 3.55% from 3.18% for 2004. The margin benefited from an improved mix of advances from strong asset growth in Nedbank Retail and Nedbank Corporate's Business Banking divisions, the sale of non-core assets and various initiatives undertaken in 2004. These initiatives include the uplift created from the rights offer cash received in May 2004, reduced funding drag following the revised hedging strategy, income from sale of non-core investments and the repatriation of certain foreign capital during 2004. The impact of these initiatives has more than offset the industry margin pressure resulting from the lower interest rate environment.

Non-interest revenue (NIR) set to grow
The sale of certain subsidiaries in 2004 negatively impacted NIR, which increased by only 1% to R8,483 million compared with R8,379 million for 2004. Deal flow, however, continued to improve, with commissions and fees in the existing businesses showing good growth of 6%. Nedbank's long-term goal is to grow transactional revenue through a range of initiatives implemented to improve cross-selling, up-selling, client service, pricing and bancassurance. Whilst Nedbank recognises that transactional revenue growth is a longer term goal and the full benefits are only expected to be realised over the next few years, an increase in bancassurance sales of new business premiums of 95% was experienced in 2005.

Cost to income ratio improves to 65.1%
Cost savings were achieved through tight expense control and a reduction in recovery programme and merger expenses. As a result, total expenses increased by only R218 million to R11,157 million and this contributed to an improvement in the cost to income ratio to 65.1% compared with 71.8% for the prior year. Good progress has been made towards achieving Nedbank's target cost to income ratio of 55% by 2007, with income growth for the year excluding the cost of the BEE transaction, of 11.2% higher than expense growth and exceeding the target of 9%.

Return on equity (ROE) on track
ROE of 15.5% for the year improved significantly from the 2004 level of 11.0% and, while still below Nedbank's peers, is now comfortably above the cost of capital. Despite the dilutive effects of the BEE transaction and the accounting impacts of IFRS, Nedbank remains committed to achieving the 20% ROE target by 2007 through the continued improvement in profit and the application of sound capital management.

Strong capital position
Nedbank continues to be well capitalised, with its Tier 1 capital adequacy ratio increasing from 8.1% at 31 December 2004 to 9.4% at 31 December 2005. The total capital adequacy ratio has increased to 12.9%, compared with 12.1% at 31 December 2004. This improved capital position has prompted the initiation of a share repurchase programme by Nedbank, with just over 1 million ordinary shares repurchased to date. This initiative further supports the efficient management of Nedbank's Tier 1 capital and improves the business's overall capital mix. Nedbank has also changed its dividend cover policy, reducing the cover ratio from between 3 to 3.5 times headline earnings to between 2.5 to 3 times headline earnings.

As one of the leading insurance companies in southern Africa, Mutual & Federal provides personalised insurance services to the personal, commercial and corporate markets in South Africa, Namibia, Botswana and Malawi

Africa: Mutual & Federal

GENERAL INSURANCE

Our vision for this business is to become the short-term insurance company of first choice in Southern Africa as we continue to focus on developing and growing our share of the market through unit growth, product development and exploration of alternative distribution channels and emerging markets. The business continues to focus on its key financial targets of sustaining a minimum underwriting ratio of 4% and delivering a return on capital in excess of 20%, whilst maintaining service excellence to intermediaries and policyholders.

STRONG RESULTS IN A SOFTENING CYCLE

Highlights (Rm)	2005	2004	% Change
Adjusted operating profit	**1,178**	1,190	(1%)
Underwriting ratio*	**8.4%**	9.4%	
Gross premiums*	**8,004**	7,360	9%
Earned premiums*	**6,882**	6,449	7%
Solvency ratio*	**73.7%**	56.1%	
Return on capital*	**20.2%**	23.9%	

* As reported by Mutual & Federal

Business profile

As one of the leading insurance companies in Southern Africa, Mutual & Federal, of which the Group now owns 83%, provides personalised insurance services to the personal, commercial and corporate markets in South Africa, Namibia, Botswana and Malawi through professional and highly experienced brokers who are able to offer clients personal service and advice when purchasing policies, and practical assistance in the event of a claim.

Personal Lines division

The Personal Lines division provides domestic household, motor, and all risks short-term insurance products to individual clients predominantly through its high-quality *Allsure* range. *Allsure* offers clients lower premiums by combining household goods and motor short-term insurance requirements into one policy. The division's product offering also includes hospital cash plans and various forms of personal accident policies. *Allsure* is supported by intermediaries throughout South Africa providing customers with excellent value, supported by a fair and fast claim settling service.

Commercial division

The Commercial division provides a comprehensive portfolio of insurance services, including credit insurance to cover domestic and export credit risk, insurance against fire, accident and motor risk and crop insurance services to a diverse range of customers from small and medium sized businesses to large corporate institutions.

Market environment

The South African short-term insurance market is becoming increasingly competitive as domestic participants seek to increase their share of the market by means of pricing and acquisition strategies, and overseas companies enter the market, primarily targeting the corporate market. In recent years several direct writers have also come into the market and have secured a growing portion of the Personal Lines market. Each of the major banks in South Africa have also formed their own insurers to insure houseowners business in particular. These insurers are becoming more aggressive and are moving into lines other than houseowners and hence are important competitors of Mutual & Federal.

Whilst these competitive forces are placing significant downward pressure on Mutual & Federal's premium rates, with consequent effects on profitability and premium growth, the business has been successful in maintaining a healthy underwriting surplus in 2005. The business, going forward is looking to realise benefits from securing business from the previously uninsured emerging black middle class and fully realising synergy benefits with OMSA and Nedbank.

Risk management

Underwriting risks are controlled through a formal system of parameters within Mutual & Federal, which is regularly updated and only deviated from following approval by senior management. Reinsurance cover is set at conservative levels and is in place for losses arising from catastrophe events such as hurricanes, earthquakes, tornadoes, severe hail, floods and fires, with retentions set at conservative levels. The business does not provide cover against losses from terrorist attacks, a risk that is underwritten by the South African Government.



Teams of professional and highly experienced brokers offer clients personal service and advice when purchasing policies, and practical assistance in the event of a claim.

Performance

Mutual & Federal has performed strongly over the past year with an adjusted operating profit of R1,178 million, a slight decrease from the 2004 result of R1,190 million, reflecting the continued pricing pressure on premium income, and the negative impact of the reduction to the long-term investment return rates effective from 1 January 2005. This result has benefited from the consolidation for the first time of the results of Credit Guarantee Insurance Corporation (CGIC). Continued close management of expenses, an overall relatively low level of significant Corporate and Commercial claims, and the strong equity performance, with the JSE All Share index rising by more than 45% during the year, also contributed to this result.

Solid premium growth at 9%

Total gross premiums for the year increased by 9% to R8,004 million, assisted by the inclusion of CGIC. Excluding CGIC, gross premium growth would have been 3%, reflecting the intense levels of competition experienced in the market. Each division has encountered challenges in defending its client base, with particularly disappointing premium growth experienced in Personal schemes.

Following a change to interpretation of IFRS accounting rules and emerging industry practice, from 1 January 2005 Mutual & Federal no longer consolidates results of cells, entities into which clients may place business covering all or part of their insurance risks, resulting in a R374 million reduction in net premiums. As the cell results no longer form part of adjusted operating profit, no transfer is required to minority interests, as was the case in prior years, with this change in presentation having no effect on profit.

Claims maintained at a low level

While a sharp increase in claims was experienced in the last quarter following the impact of the expected seasonal weather, the overall level of commercial and industrial claims remained relatively low for the year and positively influenced the commercial portfolio. The claims ratio for the division improved to 49% from 51% in 2004. The Personal division, however, was impacted by adverse weather conditions and a noticeable decline in the profitability of the motor account, which continued to be adversely affected by an increase in the incidence of motor vehicle accidents. Management action has been taken to withdraw certain motor group schemes in order to address the underperformance in this division.

Healthy underwriting surplus maintained

The underwriting surplus of R577 million, although lower than the 2004 surplus of R607 million, remained at a highly satisfactory level, representing an underwriting ratio of 8.4% (the ratio of underwriting surplus to net earned premiums). The Corporate section of the Commercial division, however, continued to be impacted by aggressive competitor rate reductions.

The return on capital also remained strong at 20.2% due to the satisfactory underwriting performance. The solvency margin at 73.7%, allowed an increase in the Mutual & Federal final dividend to 115c. Mutual & Federal is reviewing its current capital requirements, following the strong performance in 2005.

United States

[illegible]1% Adjusted operating profit

$226bn Funds under management

I invest with Old Mutual because they deliver reliable returns



Old Mutual has built significant asset management and life assurance businesses in the US through a number of acquisitions during the course of five years. The US businesses are well placed strategically to take advantage of demographic and other related trends

Overview



The Group's focus in the US is on providing financial solutions to 'baby-boomers', with the life and asset management businesses well positioned to meet this opportunity.

PROFIT UP 11% REFLECTS RECORD FUND FLOWS

Highlights (£m)	2005	2004	% Change
Adjusted operating profit	207	184	13%
Life assurance sales (APE)	290	274	6%
Funds under management (£bn)	131	97	35%

Highlights ($m)	2005	2004	% Change
Adjusted operating profit	376	338	11%
Life assurance sales (APE)	528	501	5%
Funds under management ($bn)	226	185	22%

In the developed markets of the US, as with the UK and Europe, the aging of populations is leading to a pension crisis. The Group's focus for growth in the US is, therefore, on providing financial solutions for these ageing 'baby-boomers'. These will be predominantly savings and investment solutions in the life and asset management sectors.

Our US life and asset management businesses are well positioned to meet this opportunity. We will continue the organic growth of these businesses, in particular by building wholesale distribution for the retail market and incrementally enhancing the breadth of our products and investment styles.

Performance

Adjusted operating profit for the US businesses increased by 11% from $338 million to $376 million in 2005, driven by record net cash flows and strong investment performance in our US Asset Management business, offset by historical reserve adjustments at US Life.

Funds under management increased by 22% to $226 billion, with the asset management business contributing the majority of this growth, whilst the US Life business experienced an 18% increase in funds under management to $20 billion. The 35% increase in funds under management on a sterling basis also reflects dollar appreciation during 2005.

Outlook

At US Life we will continue to maintain strong pricing disciplines to achieve sales growth in the higher margin, more profitable areas of the business. Through strong capital management disciplines, the business continues to be well positioned to achieve the target of delivering dividends from 2007.

At US Asset Management, the loss of higher margin assets during 2005, offset by increased volumes of lower margin assets, may have a modest downward impact on future earnings. However, we will continue to execute our strategy in the year ahead, growing our core businesses, augmenting our capabilities where required, and building up our retail platform and alternative investment business.

The focus of our US Life business is on attaining growth and profitability through the orderly expansion of our traditional middle markets. We will continue to develop and strengthen our competitive advantages in product development, back office outsourcing and distributor relationships

US Life

The focus of our US Life business is on attaining growth and profitability through the orderly expansion of our traditional middle markets, including greater focus on the baby-boomer generation. Old Mutual Bermuda, our offshore affiliate, will continue to play a key role in the growth and diversification of our business. We will continue to develop and strengthen our competitive advantages in product development, back office outsourcing and distributor relationships.

Business profile

We commenced operations in the US life market in 2001 through the acquisition of several established insurance companies, the largest being Fidelity & Guaranty Life. The business is headquartered in Baltimore, with a sales office in Atlanta and offers a diverse portfolio of annuities and life insurance products to individuals in the US.

Our operations were further strengthened in 2003 with the acquisition of OMNIA Life (Bermuda) for a nominal consideration from another South African insurer, Sage Life. This offshore variable annuity business has been repositioned within the private bank channels, one of the main sources of business for the offshore market and has provided significant sales growth since acquisition. The business was rebranded Old Mutual Bermuda in 2005 as part of the rollout of unified branding for our North American operations.

The US Life business has experienced strong new business growth since its acquisition, backed by Group capital injections, but is firmly on track to become self-funding and remit dividends to the Group from 2007.

The life company assets are invested with our US Asset Management business, which manages these on a commercial basis, with the majority of US Life's administrative functions outsourced to third party service providers.

Whilst our products are distributed through various channels including private banks used the majority of sales are generated through established groups of master general agents (MGAs), with the MGAs typically providing access to a range of annuity and life assurance products from different suppliers.

Equity index annuities (EIA)

Our EIA product has been consistently placed as the second or third in the US product segment over the past few years, with most of our sales concentrated in the annual reset product. Under this product, the policyholder is guaranteed a minimum return over a one year period, in addition to some participation in equity index movements. The potential equity index upside is covered through the use of dynamic hedging principles, enabling us to provide better value for money to our client base and shareholders by effectively disintermediating the investment banks.

Fixed deferred annuities

These are fixed rate contracts which involve the business investing in a portfolio of bonds that earn a spread above the rate guaranteed to the policyholders. There are two main types of deferred annuities; the principal purpose of one is to offer a tax efficient way to save money for retirement, with the other's main purpose to provide an income stream for life.

Immediate annuities

Immediate annuities provide regular income payments guaranteed for life or for a fixed period of time. The immediate annuity products allow customers the flexibility to choose the amount of income desired, the timing of payments and their duration. Our outsourcing model enables us to deliver cost efficiencies in the underwriting and administration of this product, a significant advantage in the price sensitive immediate annuities market.

Variable annuities

These products, sold through our offshore business, Old Mutual Bermuda are US dollar based investment policies targeted at non-US citizens residing outside of the US. The

linked investment plan, offering linkage to guaranteed rate portfolios, with distribution primarily taking place through private banks.

Protection products

Our US Life business offers two principal protection product lines, term mortgage protection and universal life products which provide flexible life assurance protection in the event of death or illness. Through the introduction of some novel product features such as partial return of premium benefits, and quick underwriting turnaround times, our products have grown rapidly in this traditional life segment, with the business becoming the fastest growing US insurer in the broker life market in the second quarter of 2005.

Market environment

Whilst it is anticipated that competition from other financial services companies will increase, our US Life business maintains a significant market share of the fixed annuity life assurance market in the US. The business has been highly successful in responding to changing market demands through the development and rollout of new products.

Risk management

Underwriting risk

Underwriting risk is carefully controlled through underwriting principles governing product repricing procedures and authority limits. The underwriting process takes into account prospective mortality, morbidity and expense experience, with a large proportion of the mortality and morbidity risk reinsured to highly rated companies.

Policyholder option risk

Fixed annuity policyholder option risk is managed through investing in fixed securities with durations within a half-year of the duration of the liabilities and cash flows in any period closely aligned to ensure mismatches are minimal. Extensive interest rate scenario testing is undertaken as required by regulatory authorities, to ensure that the amounts reserved are sufficient to meet the



Our US Life business maintains a significant market share of the fixed annuity life assurance market in the US. The business has been highly successful in responding to changing market demands through the development and rollout of new products.

The guaranteed returns provided in relation to the EIA product are dynamically hedged to ensure close matching of option payoffs to liability growth, with hedging positions reviewed and re-adjusted daily as necessary.

Credit risk
Credit risk is monitored by the business's Investment Committee, which has established appropriate exposure limits such that impairment levels at US Life are low.

Performance

The business continued its strong growth trend as it develops towards maturity and capital self-sufficiency. The Group is committed to ensuring that adequate infrastructure is in place to support this growing business, which has now trebled in size since its acquisition in 2001. As part of a wider internal transformation programme, we have chosen to implement a new financial and actuarial system, working closely with our external advisors to build new actuarial models. Several historical reserve adjustments were identified during the course of this transition, resulting in net adjustments to valuation reserves totalling $40 million, driving a 9% decrease in adjusted operating profit to $162 million. The system migration is due for completion in 2006 and is expected to provide significant enhancements to our internal processes.

The business has been successful in growing underlying profit in line with funds under management since 2001 and despite the drop in 2005, we expect this long-term trend in profit to continue.

Return on equity for the year of 5.8% was negatively impacted by the lower operating profit and $200 million capital injection in late 2004 to strengthen the business's capital base and maintain the targeted risk-based capital ratio at 300%, coupled with the repatriation to the United States of a significant block of annuity business from Old Mutual Re (Ireland) at the end of 2004.

CONTINUED STRONG GROWTH

Highlights ($m)	2005	2004	% Change
Adjusted operating profit	**162**	178	(9%)
Return on equity	**5.8%**	8.4%	
EV adjusted operating profit (after tax)	**147**	99	48%
Embedded Value	**2,116**	1,837	15%
Adjusted return on Embedded Value	**8%**	7%	
Life assurance sales (APE)	**528**	501	5%
Value of new business	**93**	82	13%
New business margin	**18%**	16%	
Funds under management ($bn)	**20**	17	18%

APE up 5%
Total sales on an APE basis were $528 million for the year, an increase of 5% from $501 million in 2004, underpinned by strong growth for the year of 40% in life sales and 85% in offshore annuity sales through Old Mutual Bermuda.

Life product sales of $148 million for the year, compared with $106 million in 2004 reflect the success of our market penetration strategies, strong market growth in the middle income sector and a strengthening of relationships with our key distributors. We are now ranked 18th overall for sales in the life market and remain the market leader for mortgage protection term insurance.

Sales of equity indexed annuities were the single largest APE contributor, as agent and consumer acceptance expanded the market.

Old Mutual Bermuda's sales reflected growth in our bank distribution, combined with extensions to our product range to include fixed annuity and equity indexed products modelled closely on our onshore products. Corporate sales continued to be held at low levels due to the strength in retail sales.

Improved margins
The after-tax value of new business increased to $93 million, 13% higher than in 2004, positively impacted by the growth in sales and an increase in the new business margin from 16% for 2004 to 18% for the year. The increased margin is at the upper end of our long-term expectations under EEV methodology and reflects the strengthening of our pricing disciplines, positive investment yields, and a favourable product mix.

Prudent action taken to build the strength of this business
Whilst the fundamentals of our US Life business model remain unchanged, the strong sales growth experienced in the first nine months of the year allowed management the opportunity to rationalise certain products and distribution channels towards the end of 2005, providing the business with a more efficient distribution network.

The increasingly efficient use of outsourced underwriting and administration services also continued to differentiate the US operations. Our migration to a new third party administrator has been successfully executed, contributing to a reduction of 49% in our annual per policy unit costs compared with 2003, which was the last full year prior to the move to outsourcing.

Our US Asset Management business combines the investment focus of boutique managers with the stability and resources of a large international firm

US Asset Management

Through our US Asset Management business, we combine the investment focus of boutique managers with the stability and resources of a large, international firm. We have created an environment where unique, entrepreneurial asset management boutiques can thrive and the investment professionals within them can do their best work for our clients. We have capitalised on our economies of scale and brought best practice risk management, technology, legal and distribution capabilities to our affiliates. Supported in the back office areas of their business, our firms are free to focus their time and resources on delivering strong investment performance.

Business profile
Our US Asset Management business, based in Boston and established through the acquisition of UAM in 2000, now consists of 20 distinct boutique firms, including asset managers that specialise in high-quality, active investment strategies for institutional clients, high net worth individuals and mutual fund investors. Collectively, the asset management business offers over 100 distinctive investment strategies. Individually, however, each member firm has its own vibrant, entrepreneurial culture of experienced investors focusing on their particular area of expertise.

The business has benefited strongly from its affiliate structure, offering a diversity of investment styles, minimising exposure to the changing preferences of investors, and benefiting from efficiency savings resulting from the centralisation of compliance and distribution capabilities through its holding company, OMAM (US).

The business asset mix is heavily weighted towards value equities, fixed income and non-USD international assets. While the business consists of a diverse range of affiliates, Barrow Hanley Mewhinney & Strauss, a value equity manager, represents 24% of the business's assets, with Dwight Asset Management, a fixed income manager, accounting for another 23% of the funds under management. Acadian Asset Management, an international equities firm, is the third largest manager with 14% of the total funds under management. Over time, the largest firms within US Asset Management will change depending on the market environment and investment styles currently in favour.

The majority of affiliates operate under profit-sharing arrangements, with a certain percentage of operating profit, after overheads and salaries, paid to the affiliates as variable compensation. The profit-sharing model ensures that the interests of our affiliates are closely aligned with those of our shareholders.

US Asset Management's product range includes the following:

Institutional accounts
Actively-managed investment products are offered in all the major asset classes and investment styles. The business's investment capabilities span US and global equities, fixed income, real estate and alternative asset classes. Separate accounts are offered across a range of asset classes and investment strategies. Actively-managed co-mingled accounts are also available in US equities, US fixed income and real estate investment trusts.

Retail accounts
In October 2004, the Old Mutual Advisor Fund was launched, establishing the foundation for full-scale retail distribution. These funds use the subsidiaries' asset management capabilities to construct asset allocation mutual fund products tailored to different investor risk profiles. These allow individual investors access to institutional-quality management in a mutual fund format. Individual mutual finds are currently offered in a wide range of asset classes and investment styles. Funds are offered as single-strategy mutual funds, or alternatively as diversified asset allocation funds under the *Pure Portfolio*™ brand. In addition, multi-strategy funds are offered that leverage the capabilities of our firms as well as selected outside managers. Single strategy mutual funds are currently offered by our affiliates in US equities, fixed income, international equities, emerging markets, real estate investment trusts and money markets.

Market environment
Competition in the United States is strong, with each of Old Mutual's asset management firms facing significant competition from other specialist providers. The differentiating factors between firms are often investment performance and product capabilities. Our investment managers have a record of delivering strong performance, and through our ability to leverage the diverse styles of our individual firms, are able to seek targeted investment opportunities to broaden our product capability.

Risk management
The exposure of the Group's US Asset Management business to market fluctuations gives rise to potential impacts on revenue levels, which are a function of the value of client portfolios. Investment risk is principally borne by the client. Compliance risks faced by this business are independently monitored and reviewed by compliance functions and committees, which are also required to meet stringent US regulatory requirements. We mitigate the risk of loss of key employees through the use of long-term incentive schemes aligned with shareholder value targets, and through competition restrictions embedded in employment agreements.



Collectively, the asset management business offers over 100 distinctive investment strategies. Individually, each member firm has its own vibrant, entrepreneurial culture of experienced investors focusing on their particular area of expertise.



Actively-managed investment products are offered in all the major asset classes and investment styles. The business's investment capabilities span US and global equities, fixed income, real estate and alternative asset classes.

RECORD NET CASH FLOWS CONTRIBUTE TO STRONG OPERATING RESULT

Highlights ($m)	2005	2004	% Change
Adjusted operating profit	214	160	34%
Funds under management ($bn)	226.3	184.6	23%
Average funds under management ($bn)	207	165	25%
Net fund flows ($bn)	26.3	12.3	114%
Operating margin	26%	24%	

Performance
The Group's US asset management business delivered excellent growth in adjusted operating profit of $214 million, an increase of 34% over 2004. The combination of record net cash flows, strong investment performance and positive equity markets led to a 22% increase in asset levels to $226 billion for 2005.

Operating profit has also benefited from a significant increase in one-off transaction and performance fees of $106 million in 2005, with the increase of 56% over 2004 sourced primarily from the Campbell Group and Heitman.

Funds up 22% to $226 billion
Funds at our US Asset Management business increased by 22% to $226 billion at 31 December 2005 from $185 billion at 31 December 2004, driven by record net inflows of client assets totalling $26 billion. The net fund inflows were achieved mainly in international and emerging markets equity, value equity and fixed income, as well as $11 billion in cash collateral assets. Strong investment performance and positive market action contributed 8.3% or $15 million towards this increase.

Funds under management were negatively impacted by the restructuring of the Pacific Financial Research (PFR) team, which was announced during the third quarter of 2005. Definitive management action taken to address the impact of this reorganisation and minimal net cash outflows of less than $400 million for the fourth quarter.

Barrow, Hanley, Mewhinney & Strauss has been awarded the mandate to manage, from the start of 2006, the Clipper Focus fund, formerly managed by PFR and now renamed the Old Mutual Barrow Hanley Value Fund.

Excellent fund performance
The record net fund inflows reflected the excellent investment performance achieved by our member firms. At 31 December 2005, 86% and 95% of assets outperformed their benchmarks over three and five years respectively. Over the same periods 52% and 68% of assets, respectively, ranked in the first quartile of their peer group.

Building our distribution
Our retail initiative continued to gather momentum with gross sales of $1.9 billion, of which $445 million related to open-end mutual fund sales. We invested $19 million in this initiative during the year, with the aim of providing our affiliates with access to a higher margin market and further diversifying revenue-generating sources for the Group. The business continued to expand its product offering, with four new open-end mutual funds and two closed-end fund products launched during 2005.

US Asset Management has actively worked to manage its portfolio during the year, establishing a high-quality alternative partnership with Copper Rock Capital Partners as well as the acquisition of Larch Lane, a New York-based hedge fund specialist in October. In an effort to sharpen our strategic focus, we divested ourselves of L&B Realty, Integra Global Advisors, and UAM (Japan) during the year.

The US Asset Management business now primarily consists of profit-sharing businesses, being left with only one significant revenue-sharing firm, First Pacific Advisors, which has an option to acquire certain of the firm's assets and liabilities with effect from October 2006.

Our business in 2005

UK and Rest of the World



£24m Adjusted operating profit

£6.9bn Funds under management


Old Mutual allows us flexibility and freedom

We are focused on delivering further organic growth in our UK businesses by continuing to develop our products and services. In Asia, we aim to enhance the scale of our operations through the development of new businesses in these attractive markets and the delivery of products to the emerging middle class

Overview

Business profile

The Group operates a number of businesses in the UK and certain other parts of the world. In the UK, Old Mutual Asset Managers (OMAM (UK)), a specialist asset management boutique firm, offers a range of equity, fixed income and multi-asset funds. These include retail unit trusts, hedge funds, funds-of-hedge funds, multi-asset funds and structured products.

During 2001, Selestia was launched in the UK market. Selestia offers Independent Financial Advisers a system through which they can access over 700 funds offered by 57 fund managers to construct and maintain investment portfolios taking into account the investor's risk appetite for asset allocation and fund selection.

Old Mutual International, based in Guernsey, provides offshore investment products and services for international investors. Products and services include unit-linked life offerings, unit trust offerings, discretionary portfolio management, offshore trusts and company administration.

Palladyne Asset Management, a specialist asset management firm based in the Netherlands, offers asset management services for the retail market through a network of independent financial planners.

In India, Old Mutual offers a range of both individual and group life assurance products through Kotak Mahindra Old Mutual Life Insurance Company Ltd as a joint venture with Kotak Mahindra Bank Limited.

The Group also has a representative office in Beijing, China.

Market environment

The UK economic environment is in a period of stability marked by good recent equity performance, low inflation and interest rates. Our businesses continue to benefit from these

A YEAR OF EXCEPTIONAL GROWTH

Highlights (£m)	2005	2004	% Change
Adjusted operating profit	24	(5.0)	
Funds under management (£bn)	6.9	5.2	33%
Selestia sales	704	423	66%

Risk management

Consistent with most asset management businesses, the UK and Rest of the World business is exposed to the impact of fluctuations in the level of funds under management on fees earned and, particularly with hedge fund assets, is also influenced by the performance of the underlying assets.

The Group's UK businesses operate in a highly regulated environment. Compliance risk is mitigated through embedded compliance procedures and controls, ensuring adherence to regulations, and ongoing monitoring by internal compliance functions.

The risk of loss of key employees is managed through the use of long-term incentive schemes aligned with shareholder value targets, and by including competition restrictions in employment agreements.

Performance

Our UK and Rest of the World asset management and life assurance businesses delivered exceptional growth in adjusted operating profit to £24 million in 2005 from a loss of £5 million in 2004.

OMAM (UK), in particular, produced strong results with adjusted operating profit increasing to £13 million from £5 million in 2004. This result was driven by excellent hedge fund and retail unit trust performance, combined with strong net fund inflows, resulting in a 38% increase in funds under management to £4.7 billion. 2005 was OMAM (UK)'s most successful year in terms

Mid Cap and the UK Select Smaller Companies equity funds both ranked in first place within their sectors for the year ended 31 December 2005.

Selestia has also continued to build critical mass with sales of £704 million for 2005, an increase of 66% when compared to sales of £423 million in 2004.

Our interests in India continued to grow exponentially, now in their fourth full year of financial operation. The business is currently operating from 45 branches in 31 cities across India and has a sales force of around 10,500 tied agents.

Outlook

Going forward, we will continue to pursue organic growth, with new product launches and further development of team capabilities planned for OMAM (UK). The focus at Selestia is on continuing to build critical mass, with the planned launch of a new pension product in response to the release of the Pensions 'A' Day regulations.

We are also committed to expanding our operations in India and China through the development and offering of financial solutions to the emerging middle class in those countries.

Caring about people as well as profits

Corporate citizenship



During 2005 our social investment programme continued to support selected charities and to carry out other significant community activities, with particular focus on countries where our businesses operate.

Social investment programmes supported during 2005 concentrated on education, health and welfare, local economic development, the environment and the arts. In South Africa particular attention was given to Black Economic Empowerment (BEE) and HIV/AIDS. The Financial Sector Charter (FSC) targets relating to BEE and transformation continued to be met and exceeded in many areas and programmes are in place to meet all other requirements. Further information on the Group's activities in connection with BEE and the FSC will be set out in the reports produced by the Business Units, as described below.

South Africa

Old Mutual South Africa (OMSA)

OMSA is committed to growing and investing in socially responsible business activities, employment equity and diversity, skills development and affirmative procurement, as well as sustainable social investment projects and the active involvement of employees in social and community affairs. Its Corporate Citizenship programme recognises the value of non-financial performance and social accountability.

The Old Mutual (South Africa) Foundation (the OMSA Foundation) is the primary fund supplier to OMSA's social investment programme. At the year end, the assets of the Foundation were R441 million.

The OMSA Foundation has three major flagship initiatives, the Rural Economic Development Initiative (REDI), the AIDS Orphans Programme and the Staff Volunteer Programme. These three programmes continue to offer help to local communities, vulnerable children and OMSA staff who wish these flagship projects. The REDI network has grown, excellent new businesses have been supported and a number of food security programmes have been implemented. An ever larger number of orphans have been identified and included in the AIDS Orphans Programme in partnership with NOAH, Heartbeat and, more recently, Children of the Dawn (previously a small initiative within REDI).

Alongside these projects, over R5 million was spent on general donations and two new initiatives were supported, the "Out of the Box" primary schools education programme and the "Product 2 Market" programme developed in partnership with the Cape Craft Design Institute.

General donations were made to educational and community programmes and *ad hoc* donations made to the Tsunami disaster appeal, The Cape Philharmonic Orchestra, the SA Youth Ministers project and the Phelophepa Health Train, which travels around rural South Africa supplying health care to more than 40,000 patients.

REDI: REDI continued to benefit the 20 communities it serves, with 2005 being its most active year to date. Activities covered a wide spectrum of business and social infrastructure development. The funding focus in 2005 was towards fewer, but larger, initiatives that aimed to enhance the sustainability of whole communities through collective cultivation and supply of products from growing schemes. In all, 27 projects were supported, three at a national level and 24 throughout five districts.

AIDS Orphans Programme: Old Mutual has adopted a four-pronged strategy to address the social and economic challenges caused by the HIV/AIDS epidemic in South Africa. This strategy covers the workplace (employees), the broader community, financial services and advice (customers), and business impacts.







Old Mutual plc Chief Executive Jim Sutcliffe talking to Sipho Pityane, the founder and Chairman of Izingwe, one of our BEE partners, at the launch of our BEE ownership transactions.



Old Mutual Gauteng Chief Executive Khehla Mthembu with Sipho Pityane, at the launch of our BEE ownership transactions.

Corporate citizenship: Africa continued

The OMSA Foundation's AIDS Orphans Programme continued to expand during 2005, with a target of ultimately reaching vulnerable children in all nine provinces of the country. Support was given to orphan projects in seven provinces: Gauteng, Free State, KwaZulu-Natal, Eastern Cape, North West, Mpumalanga and Limpopo. The total number of children directly or indirectly supported through OMSA's various orphan programmes now stands at nearly 17,000.

Four Heartbeat projects, Pieter Swart and Botshabelo in the Free State and Katlehong and Tembisa in Gauteng, received financial support. A total of 1,636 children were supported directly or indirectly through interventions such as training and mentorship, after-school centres, food provision, parenting, homework assistance and support groups. Two Learning Centres (one in Botshabelo and one in Tembisa) enabled Heartbeat to train and mentor 323 careworkers from other NGOs in the care and support of vulnerable children.

Staff Volunteer Programme: The Staff Volunteer Programme consists of the Staff Community Builder Programme, "Adopt an Orphan" and the Staff Charity Fund.

During 2005, 106 projects were approved by the Staff Community Builder Programme, resulting in over R1.8 million being allocated to the community.

A total of 20 organisations were supported through the Staff Charity Fund this year, with a total of nearly R400,000 being distributed to causes such as abused children, HIV/AIDS charities, the elderly and animal welfare groups.

Branches and departments throughout Mutualpark were encouraged to embark on volunteer work during the course of the Care and Share week, which ran from 28 November to 2 December 2005. Participating branches and departments

New Initiatives in 2005: Product 2 Market, brought 18 master crafters to Cape Town to receive six weeks of intensive training in product development, marketing and sales skills. They returned to their communities to share their new skills. Their products will be exhibited in March 2006 at the opening of Product 2 Market in Cape Town.

The Out of the Box Environmental Education Programme has 120 participating schools in four provinces: Eastern Cape, Gauteng, KwaZulu-Natal, and Western Cape. There are 750 teachers involved in the programme, who have some 25,000 students under their care. Four service providers have assisted the OMSA Foundation in delivering the programme to schools: ECO Schools, the Maths Centre, the Primary Science Programme and the Schools Development Unit.

In 2005, several small-scale farming projects were set up in partnership with the Organic Farms Group in KwaZulu-Natal, Limpopo, Western Cape, Gauteng and Free State. Numerous training programmes were undertaken and good relationships built with various Government departments. Commercial success has already been achieved where food security projects have become financially viable.

BEE: The Old Mutual Group remains committed to broad-based empowerment, and to being rated an "A" performer as measured by the FSC. Initiatives continue to be implemented to develop staff, particularly black management and leadership, to ensure black staff are supported in their roles as leaders in the Group, to contribute to the building of a strong and stable society and democracy through sound investments in infrastructure, to facilitate the entry of black entrepreneurs into corporate South Africa through structuring and investing in BEE deals, and to make direct investments into communities and society at large, particularly in areas of dire need such as AIDS orphans,

OMSA is highly regarded in each of these pursuits, already having set the industry benchmark in infrastructural investment, corporate social investment, staff development and training, and the creation of a diverse workplace.

The OMSA BEE ownership transaction, which was implemented in August 2005 and is described in more detail elsewhere in this Annual Report, was widely regarded as the most innovative and broad-based of all the sectoral transfers of ownership into black hands. While this was a significant step in the direction of BEE, it was also part of an overall and long-term programme of transformation to position OMSA to do business effectively in the new, and still rapidly evolving, South Africa.

Further information on OMSA's BEE programmes and their alignment to the FSC will be contained in OMSA's Corporate Citizenship Report. This more detailed report on OMSA's corporate citizenship activities during 2005 will be available on the Company's website *www.oldmutual.com* from April 2006. It will also be obtainable upon request from the Public Affairs Manager, Old Mutual (South Africa), PO Box 66, Cape Town 8000, and from the Corporate Social Responsibility Manager, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG.

Nedbank Group

In 2005, the Nedbank Group carried out its corporate social investment (CSI) work mainly through the Nedbank Foundation, which spent R30 million in support of over 200 projects in the areas of welfare, relief aid, skills development and education, with the largest contributions going to the last of these. The reduction in the number of projects from the previous year was consistent with the Foundation's aim to align the funded projects to business objectives. The Foundation's contribution was five times the level required



Roddy Sparks, Fred Robertson from BEE partner, Brimstone, and Gloria Serobe from BEE partner, Wiphold.



Gloria Serobe, Louise Mojela, Old Mutual plc CEO Jim Sutcliffe, Professor Jakes Gerwel and Fred Robertson.

The primary goal in the area of education is to help with the provision of decent learning environments through a school refurbishment and classroom donation programme. The Foundation supports academic bridging programmes run by tertiary institutions and privately-run schools, literacy programmes at school level and adult literacy at community level.

Nedbank is an important sponsor of Readathon, a reading and literacy inspiration project run by READ. The Foundation is also involved in early childhood development initiatives, building and refurbishing crèches and providing learning tools to nursery schoolchildren.

HIV/AIDS: The Nedbank Group is deeply involved in the fight against the HIV/AIDS. Its strategy in this area focuses on prevention among the uninfected and on positive living for those who are infected. Prevention largely involves educational work, while the positive living programme aims to extend life expectancy and the quality of life of those living with the virus. The group is also committed to helping children affected by the disease, and employees are encouraged to become personally involved in HIV/AIDS projects.

Nedbank has been working with the Department of Housing and Social Development to establish 75 home-based care facilities to help HIV/AIDS orphans. The group has agreed to provide the Department of Housing with a number of properties at nominal cost for this purpose.

Nedbank is also involved in anti-HIV/AIDS activities through its donations to Johannesburg Child Welfare, Lerato Love Home, Cotlands Baby Sanctuary, the Jan Hofmeyr Emdeni Children's Home, Hospice in Soweto, McCord Hospital and Sparrow Ministries. Through its economic development work, the Nedbank Foundation is directly addressing another critically important national priority, useful artisan trades and certification for competence. The Foundation is also involved in job generation and enterprise development, by providing temporary funding and seed capital towards equipment, tools, assets of trade and premises of small and micro enterprises. Implementation is through a variety of charities, governing bodies and community support mechanisms.

More information on specific projects supported by the Nedbank Foundation will be contained in the Nedbank Sustainability Report, details of which are set out at the end of this section.

Employee participation: Employee participation in upliftment and developmental work is part of the Nedbank Group's culture. Indeed, much of the work of the Foundation would not be possible without active and voluntary employee involvement.

Team Challenge: By way of example, Team Challenge is a team-based, community-focused initiative designed to give employees the opportunity to win a share of R200,000 for their respective charities, projects, causes or organisations. 2005 saw support go to charities such as Children the Source of Light and Place of Acceptance, a charity that focuses on both the short- and long-term needs of local communities, by donating clothes and food parcels and supporting the establishment of vegetable gardens.

Local Hero Programme: The Local Hero Programme was launched to recognise those employees who make a difference in their communities through volunteer work and to support and showcase the efforts of these individuals, thereby furthering a culture of employee involvement and caring. Since inception in 2002, together with the Nedbank Foundation the Local Hero Programme has raised more than R1.25 million for the projects of Nedbank's Local Heroes. In 2005,

BoE Foundation and BoE Trust: The BoE Foundation and BoE Trust disbursed over R4 million to projects in education and welfare during 2005, focusing especially on the Gauteng, Western Cape and KwaZulu-Natal regions. Bursaries were provided with focus on mathematics, science and commerce, and academic development programmes, whilst one-off capital donations were made to projects supporting people with disabilities, AIDS orphans, other vulnerable children and the elderly.

NBS Centenary Foundation: During 2005, the NBS Centenary Foundation was rebranded and proper alignment with the objectives of both Nedbank and the Nedbank Foundation was achieved. The foundation continues to focus on the KwaZulu-Natal area, reflecting its heritage. Over R550,000 was distributed to projects focusing on early education, environmental education and welfare.

Mampodi Schools Project: The Nedbank Group's involvement in the Mampodi Schools Project started in 2004, as a result of concerns about the level of financial literacy in the country and, in particular, among school leavers. The Winning Teams methodology uses structured and regular competitions to achieve repetitive learning, teaching and coaching, testing and evaluation. The Department of Education Gauteng agreed to conduct a pilot project targeting 12,000 grade 11 learners in 60 high schools in 2004. The project was a success, with participation levels above 90%. Educators and learners confirmed that the method was well received and a highly successful way to develop knowledge for life. The Department then agreed to extend the project to 200 schools, involving 55,000 grade 11 learners, in 2005. All 542 high schools in Gauteng, involving 155,000 learners, will participate in the Mampodi Schools Project next year, focusing on money management and banking. Proposals are being developed to ensure the

The Old Mutual Group remains committed to broad-based empowerment, and to being rated an "A" performer as measured by the Financial Sector Charter

Corporate citizenship: Africa continued



The Nedbank-sponsored Comrades Marathon, one of the world's top ultradistance races between Durban and Pietermaritzburg.



Participants in The Great Bed Race, which raised funds to buy beds for the Queen Elizabeth Central Hospital in Malawi.

Non-profit organisations (NPOs) comprise the core of the Foundation's client base. NPOs rated Nedbank in 2005 as fourth-highest placed among 74 companies in the category "Good Corporate Grantmaker", third among 54 companies as "Mostly Widely Recognised Corporate Grantmakers" and third out of 45 corporates in the category "Companies that most strongly involve their employees in community development".

The group has long had a mutually rewarding association with sport for the disabled – the highlight being the annual Nedbank Championships for the Physically Disabled which, this year, took place in Durban. The championships support Nedbank's ongoing sponsorship of the South African Paralympic team, which will compete in Beijing 2008. Additional support is provided through sponsorship of the technical excellence programme aimed at uplifting and sustaining the skills of officials.

Trusts: The Nedbank Green, Sport and Arts Affinity Trusts continued to operate during 2005. Together these have donated over R95 million to environmental, sports and art projects since they began. Nedbank's 15-year relationship with WWF-SA, initially in terms of the Green Trust partnership, has culminated in the first formal conservation partnership in South Africa.

The Green Trust focuses on community-based conservation and operates in conjunction with WWF-SA's Conservation Division and advisers from other respected conservation organisations. Examples of projects funded by The Green Trust range from environmental education to tree planting and food gardening in poorer urban environments. The trust also works with subsistence-level Eastern Cape farmers to achieve higher levels of environmentally-sustainable agricultural productivity and with communities living near the Klip River in Soweto to enable them to derive socio-economic benefits from the wetland, thereby contributing to its rehabilitation.

The Nedbank Golf Challenge is one of the world's most prestigious golfing events and is played at Sun City in December each year. However, it is not only professional golfers who benefit from the challenge. Each year, after the final day of the Nedbank Golf Challenge, Nedbank, in partnership with Sun International, hosts The Sports Trust Challenge. This corporate golf day has, to date, helped to raise more than R6.5 million for The Sports Trust.

Donations from Nedbank Arts affinity bank accounts grew in 2005, which increased the amount that could be donated by The Arts and Culture Trust. To date Nedbank and its clients have made a significant contribution to the more than R10 million that has been disbursed to over 500 projects supported by The Arts and Culture Trust.

In 1994, former president Nelson Mandela founded the Nelson Mandela Children's Fund. Since then, under his chairmanship, the fund has grown into an international charity organisation that supports projects aimed at improving the quality of life of South Africa's children and youth. The Nedbank Children's Affinity Trust offers Nedbank clients who share the Nelson Mandela Children's Fund's vision the opportunity of contributing in a tangible and meaningful way. Launched in July 2005, the Nedbank Children's Affinity Trust donated an initial R1 million to the Nelson Mandela Children's Fund. The Nelson Mandela Children's Fund aims to change the way society treats its children and youth. In pursuit of this vision, the fund supports over 31,000 vulnerable and orphaned children all over



The Nedbank Arts and Culture Trust supports a community dance project that aims to identify and nurture talent within the community of Hout Bay, Cape Town.



A Green Trust representative meeting with a member of the Klip River community in Soweto, where work is done to aid farmers in achieving a high level of environmentally sustainable agricultural productivity.

BEE: As one of the signatories to the FSC, Nedbank is committed to the aims and the full achievement of all requirements, with an internal objective to go beyond the intent of the FSC, wherever possible.

Nedbank remains committed to meeting and exceeding the requirements of the FSC and to achieving the ideals of transformation and implementing BEE initiatives under the FSC, within acceptable risk parameters. The group has taken a number of steps to ensure this. The organisation's philosophy is to differentiate itself in terms of its BEE approach by strengthening existing BEE relationships throughout the group, creating new relationships among established and new BEE players in the market; and supporting identified emerging BEE players. More information on Nedbank's approach to the FSC and BEE will be provided in its Sustainability Report, which will be published in April 2006. This Report is available on its website, *www.nedbank.co.za,* and also upon request from the Senior Manager, Corporate Governance and Sustainability, Nedbank Group Limited, PO Box 1144, Sandton 2196, South Africa.

Mutual & Federal

In 2005, Mutual & Federal continued its Corporate Social Investment programme, focusing on 25 different organisations actively involved in community-based projects that address education, health, welfare, crime prevention and conservation issues in South Africa. As a responsible corporate citizen, Mutual & Federal is committed to making a difference in the community it serves. Support is generally given to the same projects each year to establish long-standing relationships.

National Sea Rescue: Mutual & Federal is committed to its continued support of the National Sea Rescue Institute, which offers an essential service along the South African coastline including sea rescue services from 28 stations nationwide, with over 600 volunteers who are on call at all times. Its services also include assistance with medical emergencies, diving accidents, yacht recoveries, and lifeguarding and swimming lessons for coastline communities.

Drive Alive: Drive Alive is an organisation aimed at ensuring the safety of road users. Drive Alive, in partnership with government, coordinates various educational campaigns and projects to make the road-using public aware of safety regulations and practice. Such projects include the Voluntary Public Traffic Observer project, the Seatbelts and Child Car Seats campaign, the Don't Drink and Drive campaign, the Speed Kills campaign and the Pedestrian Visibility campaign.

Environment: Southern Africa has a very rich natural heritage and Mutual & Federal realises the importance of preserving this heritage for future generations. Donations from Mutual & Federal supported WWF-SA, the Endangered Species Fund and the Southern African Conservation Education Trust (SACET). SACET was established to assist students studying conservation at the Wildlife College. People are empowered through this initiative and the benefits of education and conservation should be seen over time through increased tourism and foreign investment in southern African countries.

HIV/AIDS: Mutual & Federal is committed to the fight against HIV/AIDS. The company is the only corporate sponsor of the SA AIDS Foundation. It also offers support to various other smaller organisations involved with some aspects of HIV/AIDS, such as MaAfrika Tikkun, which coordinates various community-based projects in Gauteng and the Western Cape. One of MaAfrika Tikkun's focus areas is caring for AIDS orphans who have lost both parents to AIDS and have no alternative adult care. These children, often as young as six, are required to fend for themselves and their younger siblings. The number of "child-headed households" continues to grow and is rapidly becoming a serious socio-economic concern in southern Africa. Mutual & Federal staff also support Tikkun through collections of clothing, toys and other useful goods.

Rest of Africa

Namibia

The aims of the Old Mutual Foundation in Namibia are to support education, health and welfare, and the accelerated economic development of the country.

The Namibian Foundation renewed its partnership with existing projects, as well as embarking on several new initiatives during 2005, spending over R1 million.

Among the projects supported during 2005 were: an R80,000 project launched in partnership with Nedbank to construct digital studios in the northern region of Namibia; the upgrade of a high-school sports ground in Rehoboth, a small town in the central region of Namibia; the supply of uniforms and audio-visual equipment to a rural school in Bethanie; the mathematics project launched in 2004 in partnership with Nedbank for the upliftment of mathematics in rural areas; and a project to support financial education for client segments, which received R300,000.



A Mutual & Federal supported vegetable garden. These projects in Orange Farm, south of Johannesburg, allow communities affected by AIDS to support themselves and learn about the benefits of caring for their environment.



Mutual & Federal supports Matfrika Tikkun, which coordinates community projects in Gauteng and the Western Cape. Part of the support goes to AIDS orphans who have lost both their parents.

Corporate citizenship: Africa continued

In the health and welfare arena, flagship projects included continued support to the Namibian Cancer Association, as well as the flagship health project: a R100,000 donation to help launch the local Ministry of Health's Polio Eradication Programme.

Staff volunteerism was evident in Namibia in several Christmas parties hosted during the festive season for vulnerable and orphaned children, as well as elderly citizens in old age homes.

At the end of 2005, the Namibian Foundation had assets of R11,618,000, including 300,000 shares in Old Mutual plc.

Zimbabwe
In 2005 Old Mutual Zimbabwe continued to support projects under its structured social responsibility programme, including community projects, arts and culture programmes and business and education programmes.

The Jarios Jiri Centre continued to receive support in 2005, and in September 2005 a pre-school, which we had helped to renovate, was opened. Old Mutual Zimbabwe staff were also involved in a sponsored walk for Jarios Jiri, raising Z$2,500,000.

Z$35 million was given to The Tonga, which comprises two community projects, a community centre and a mobile clinic. Old Mutual's contribution was earmarked for the provision of medication for the mobile clinic.

Sing Zimbabwe, a collaboration between Chitungwiza Harmony Singers and Tumbuka, received Z$20 million in 2005, which helped towards their tour expenses to perform at the Edinburgh Fringe Festival in August. The Chitungwiza Harmony Singers also received transport expenses to South Africa for the Old Mutual/Telkom Choral Competitions.

The Old Mutual Geography Block at Chemhanza High School was officially opened in October 2005. Construction of this was made possible by a donation from Old Mutual Zimbabwe made in 2003. A further donation of Z$90 million was made during 2005 towards the purchase of school furniture for this block.

The year 2005 saw the extension of the relationship with the Zimbabwe cricket team, which will now be sponsored by Old Mutual until the end of 2007. The Group believes that it continues to be important to support the development of cricket in Zimbabwe.

At the end of the year, the Zimbabwe Foundation had assets of Z$359 billion, including 1,432,784 shares in Old Mutual plc.

Malawi
Old Mutual Malawi continued to support a number of projects in the education and health sector during 2005 with total donations of MK3 million made to various organisations and schools. As a member of the Malawi Business Coalition against AIDS, Old Mutual Malawi launched its HIV/AIDS Policy and involved staff in activities relating to HIV and AIDS awareness and prevention. Sponsorship was also provided to Blantyre District Assembly office, Malawi Network of AIDS Service Organisation and the Bible Society of Malawi on their HIV/AIDS activities.

Four medical students were awarded financial prizes through sponsorship offered to top medical students of each class at the College of Medicine at the University of Malawi. Donations were also given to Malawi College of Health Sciences and the Polytechnic to purchase books and drawing and design equipment for the students.

Old Mutual Malawi also made a donation to the Rotary Club to help build an orphanage feeding centre and participated in the Great Bed Race, with proceeds being used to buy

At the end of the year, the Malawi Foundation had assets of MK56 million, including 190,000 shares in Old Mutual plc.

Kenya
Old Mutual Kenya staff supported numerous projects in 2005, including the Rural Vision Children's Home in Kayole which provides a safe haven for 35 orphaned or abused children between three and twelve years old. Old Mutual staff also donated food, clothes and money to the Home. In 2005, a total cash contribution of Kshs. 20,000 was made by the volunteers in addition to food and clothes.

The Motherly Care Home provides shelter to over 50 children, many of whom suffer from emotional and psychological stress. Volunteers provided the home with medical aid, food and mattresses. The Home provides informal education to children at the lower primary level. The volunteers have future plans of building classrooms and providing beds for the Home.

Launched in November 2005, A Meal Amongst Friends seeks to feed the homeless in the centre of Nairobi once a month. Modelled on a soup kitchen, volunteers donate cooking ingredients, cook the food and serve it to the homeless. During December, along with feeding the homeless, the volunteers also held a clothes drive. The goal is to turn this into Kenya's first soup kitchen and in addition provide counselling and rehabilitative services.

Mercy Children's Home provides shelter to 30 orphans aged between one and ten years, four of whom have been diagnosed as HIV positive. Early in 2005, Old Mutual staff hiked the Ngong Hills to raise money for the home. In total, over Kshs.170,000 was raised.

The Group is committed to sustainable social investment projects and the active involvement of its employees in social and community affairs

Corporate citizenship: United States

USA

Old Mutual Asset Management (OMAM)

OMAM (US) remains committed to supporting local communities around its Boston headquarters and member firm locations through its employee-run Charitable Foundation. The OMAM Charitable Foundation continued to focus its efforts during 2005 on four target areas: community, healthcare, homelessness and emergency/crisis intervention, and strove to make meaningful contributions to its partner organisations. In 2005, the Foundation made total donations of $221,000.

This year grants were made to national organisations such as The Rose Fund, Boys and Girls Club of America, and the United Way, as well as local organisations including the Pine Street Inn, Home for Little Wanderers, Rosie's Place and the Massachusetts Society for the Prevention of Cruelty to Children. A total of $25,000 was donated to Hurricane Katrina Relief efforts through a variety of charities including Operation USA and the American Red Cross.

In addition to making monetary grants through the Charitable Foundation, many of which are hand-delivered by employees to recipient organisations, OMAM seeks to promote employee involvement by encouraging employees to take advantage of their paid volunteer day, sponsoring company-wide charitable events and matching personal charitable gifts from Foundation assets.

In 2005, employees volunteered for six service projects and events such as the JP Morgan Corporate Challenge in June, which benefited The Boston Arts Festival. In October, OMAM was again a Neighbourhood Sponsor for City Year's Serve-a-Thon at which a team of OMAM employees, family members and friends banded together and worked to restore a local under-served Boston community. Additionally, throughout the calendar year, OMAM employees lent their and a toy drive benefiting the children at the Home for Little Wanderers.

Old Mutual Financial Network (OMFN)

OMFN made contributions to a variety of organisations throughout 2005. In addition to donating their time and efforts to aid the victims devastated by Hurricane Katrina, OMFN employees raised over $12,000 in support of the American Red Cross's Katrina relief efforts. Funds raised were then matched by the company, bringing the total donation to almost $25,000. Additionally, the company worked closely with its agents and customers in Louisiana, Mississippi and Alabama to minimise their inconvenience and concern over their insurance and annuities by instituting grace periods for payments, liberal reinstatement guidelines, allowing verbal address changes for those displaced by the disaster and instituting many other support mechanisms.

OMFN held its inaugural charity golf challenge during the month of October at the Wetlands Golf Club of Aberdeen, Maryland. The tournament raised almost $19,000 for the Baltimore Child Abuse Centre (BCAC). BCAC, a highly respected and award-winning organisation, was selected for its commitment to assisting children throughout the Baltimore-metro area. A number of OMFN's service partners and vendors provided support for the event with hole sponsorships, award donations and merchandise giveaways for top scorers.

The company also supported other local and national groups including Rebuilding Together, a non-profit organisation that works with local businesses and community associations to repair and rehabilitate the homes of low-income, elderly or disabled homeowners in Baltimore City and County. Parks & People Foundation, a Baltimore organisation that ensures parks are clean and safe, city trees and open spaces are maintained and childrens camp programmes are offered the Baltimore City Scholars and Leadership programme. The Institute of Human Virology supported The JACQUES Initiative, which helps AIDS or HIV patients better understand the disease and treatment, and Healthcare for the Homeless, an organisation that provides health-related services and education to the homeless, received staff support.

Employee gifts to charitable organisations were matched by OMFN through its Matching Grants programme on a dollar-for-dollar basis up to an annual limit of $1,000 per employee. During 2005, over 30 charitable projects or organisations were supported in this way, including Save the Children foundation, The Salvation Army, the Lance Armstrong Foundation, American Cancer Society, Habitat for Humanity International, Muscular Dystrophy Association, the US Fund for UNICEF-Tsunami Relief and the Humane Society of the U.S.




Merry Christmas

The winning Old Mutual plc Christmas card entry. Leila Malik is a pupil at Dog Kennel Hill Primary School, one of the six London schools involved in the Company's UK/SA schools twinning project.

Corporate citizenship: United Kingdom

United Kingdom

Schools project: 2005 was the second year of the UK/SA schools twinning project, a partnership between Old Mutual plc and the British Council involving six schools from the London Borough of Southwark and six schools in the Cape Town area. The programme aims to provide a unique opportunity for the twelve schools to enrich the learning process by introducing an international dimension into the lives of the children, their teachers, parents and the wider communities.

Part of the success of this programme lies in the fact that the partnership activities do not stand alone, but are integrated into the curriculum and the wider aims of the school so that their contribution can be delivered in a strategic and coordinated way. The focus of the work remains on mathematics and science. Old Mutual supports this by supplying volunteers to the UK schools to aid children in maths tutoring, and the Old Mutual Bermuda Foundation supplies funding for "Out of the Box" environmental kits to the schools on the programme. Many of the schools have used the Out of the Box kits to introduce an environmental focus to their schools and teach the children about the way their lives interact with and affect the environment.

Old Mutual plc staff started a volunteering programme working with children in the schools from the twinning programme. Volunteers regularly visited four of the schools to work with children who either needed support in maths or were gifted and could benefit from additional tutoring. The programme ran over two school terms last year and will continue in 2006.

Staff matching: The Company operates a staff matching scheme, which supports Old Mutual employees in their own activities to raise money for a wide range of charities, including in 2005, Macmillan Cancer Research, the British Heart Foundation and the Brain Tumour Trust. National fundraising days for Comic Relief, Jeans for Genes, Wear it Pink

General donations: *Ad hoc* donations were made throughout the year. Projects that received support in 2005 included the Fund established to help the victims of the London bombs and African Footprint, a dance troupe who were invited to perform at St James's Palace for the Duke of Edinburgh Trust. Staff also chose three charities, Marie Curie Cancer Care, ChildLine and WWF-UK to receive £10,000 each from the Old Mutual Bermuda Foundation. Proceeds from the Christmas party and money saved through the use of electronic, instead of paper, Christmas cards, totalling nearly £10,000, was donated to the NSPCC, to support its work with children.

In 2005, Old Mutual plc also supported the Nelson Mandela Foundation. This Foundation's aim is to promote and enable the growth of human fulfilment and the continuous expansion of the frontiers of freedom. Old Mutual plc has committed to give £1 million over five years. The Foundation uses its values and transparency to promote dialogue, improve understanding and demonstrate the possibilities for partners in its programmes. To allow support to address a variety of need the Foundation divides into four programme areas: The Nelson Mandela Centre of Memory and Commemoration, a Lecture and Seminar Series, HIV/AIDS projects and Education and Rural Development.

Old Mutual Financial Services

OMFS donated £20,000 to the Friends of the Citizens Foundation towards the building of a school in Karachi, following the earthquake in Pakistan. When completed, the school will have a student capacity of 180. Classes are due to start in the summer of 2006.

Bermuda Foundation

Another good cause supported by the Bermuda Foundation in 2005 was Bermuda's Agape House. This is a 12-bed hospice that provides a programme of palliative and support services, offering physical, psychological, social and spiritual assistance their time towards the hospice's main fundraising event.

At the end of the year, the Bermuda Foundation had assets of £6.2 million, including 3,650,000 shares in Old Mutual plc.

OMAM (UK)

OMAM (UK) established a separate Corporate Charitable Giving programme in 2005 to provide support for charitable causes that its employees considered to be worthwhile. The first recipient of a donation under this programme was Leukaemia Research.

OMAM (UK) staff also participated in Jeans for Genes and Breast Cancer Awareness charity days, and the company matched the total personal contributions given to both charities. Also, instead of sending traditional Christmas cards, the company made a donation to Save the Children.

Recognition of the Group's CSR activities

In the Giving List published in the UK newspaper, The Guardian, in conjunction with Business in the Community in November 2005 showing how much of their pre-tax profits the top 100 UK companies gave to Corporate Social Investment projects, Old Mutual rose eleven places to 32nd.

Environment

As a financial services provider, the Group's primary aim is to meet the financial needs of its clients. In doing so, the Group recognises that it has an impact on the environment, both directly through the running of its offices and indirectly through meeting the investment needs of its clients.

Environmental policy

The Group introduced its environmental policy four years ago and designated Julian Roberts as the member of the Board responsible for the Group's environmental performance. This responsibility was reassigned to the Chairman, Mr Collins, in February 2006 after Mr Roberts took up his new role at Skandia.

Environmental awareness has been raised around the Group by continued communication and the rollout of Environmental Management Systems

environmental issues. Monitoring and reporting against Key Performance Indicators (KPIs) fall under these individuals' control and this discipline is, where possible, applied across the Group. The Group's KPIs and environmental targets are reviewed annually to ensure their continuing appropriateness. Reporting against these targets is published by the business units in their individual reports. At Group level, we put annual comparable data on to the London Stock Exchange's Corporate Responsibility Exchange (CRE) system and this is disclosed to rating agencies and other regulatory bodies.

The Group's environmental objectives are:

> to ensure compliance at local, national and international levels;
> to minimise the consumption of energy, water and materials across operations;
> to minimise solid waste generation by waste re-use and recycling wherever possible;
> to avoid the use of materials that may cause harm to the environment;
> to promote internal awareness of environmental issues with staff; and
> to support environmental initiatives by employees and relevant external groups.

These objectives are applied across the Group at the business unit level, using best practice in environmental management. Where appropriate, business units have introduced policies more specific to their operations.

The paper used in printing the Company's Annual Report follows strict environmental standards. The wood fibre used is from sustainable forests, the pulp is bleached using a totally chlorine-free process and the paper itself is produced at a paper mill that is ISO 9001, ISO 14001 and EMAS registered.

Management systems
Environmental awareness was raised in 2005 through the continued communication and rollout of Environmental Management Systems (EMSs) around the Group. The EMSs that the Group has in place follow ISO 14001 guidelines. Currently over 50% of the Group have EMSs in place at their site of operation. Data is regularly gathered and performance against site objectives and targets is monitored and audited. Data disclosure from the systems in place occurs at both OMSA and Nedbank, which each report separately on resource use in their Corporate Citizenship and Sustainability Reports.

Global warming
The Group recognises that global warming affects the financial sector both directly through the energy that is used and indirectly through the business that is done. To address its responsibility in this area the Group started a Carbon Management Programme in 2005 in conjunction with The Carbon Neutral Company. Data collection under this programme will continue during 2006.

The Group has little contact with materials that could do great damage to the environment. It has ensured, where relevant, that it has avoided using materials that may cause harm.

Reporting
The Group continued to use the London Stock Exchange's CRE system in 2005. This system allows Old Mutual to input information to one common reference point about the Group's environmental and CSR activities on a database system enabling interested parties to review it without having to contact the Company directly. This tool covers many of the questions raised in questionnaires received each year.

Old Mutual widened its participation in corporate responsibility indices by participating in Business in the Community's Corporate Responsibility (CR) Index in 2005. This involved a fourth annual submission on environmental matters, and for the first time wider CR issues were also addressed.

Health and safety
The Group recognises its obligation to supply its employees with a safe and clean working environment. Data on health and safety compliance are collated and reported to the Board twice yearly via the director responsible. Nedbank and Old Mutual are aware of the risk of robberies and attacks at their banking businesses and work continually to improve their systems to minimise the risk to their employees.

During 2005 there were no significant accidents, and no material health or safety issues were reported from around the Group.

FTSE4Good, the JSE SRI and the Dow Jones Sustainability Index
Old Mutual plc is a member of the FTSE4Good Index, the selection criteria for which include working towards environmental sustainability, developing positive relationships with stakeholders and upholding and supporting universal human rights.

Old Mutual and Nedbank are also each included in the JSE's Socially Responsible Investment Index. This Index measures participant companies' commitment and performance against a triple bottom line of sustainability in terms of environmental, economic and social impacts.

Nedbank is listed on the Dow Jones World Sustainability Index (DJSI) for the second year. The DJSI was the world's first benchmark to track the performance of leading companies in terms of corporate sustainability. Nedbank is one of only three companies with primary listing in South Africa to be listed on that Index.

Code of business conduct/ethics
The Old Mutual Group has adopted and aims to abide by a Code of Business Conduct/Ethics. The Code includes information on relations with customers, suppliers, intermediaries, shareholders and investors, employees, government and the local community, competitors and compliance issues. The Code can be viewed on Old Mutual plc's website, *www.oldmutual.com,* and is also on the Old Mutual Intranet for staff. A printed copy may also be obtained from the Company Secretary at the registered office.

Martin C Murray
Group Company Secretary
27 February 2006

Making the right decisions

Board of Directors


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1 Christopher Collins (66)[2]
FCA, has been non-executive Chairman since May 2005, having been a non-executive director since March 1999. He also chairs the Nomination Committee. He was formerly Chairman of Hanson PLC from 1998 until April 2005. He is Chairman of Forth Ports plc and a non-executive director of The Go-Ahead Group plc and of Alfred McAlpine plc.

2 Jim Sutcliffe (49)[2]
BSc, FIA, became Chief Executive in November 2001, having been appointed to the Board as Chief Executive of the Group's life assurance businesses in January 2000. He is also Chairman of Försäkringsaktiebolaget Skandia (publ) ("Skandia"), a non-executive director of Nedbank Group Limited and of Nedbank Limited and a director of The Nelson Mandela Legacy Trust (UK). Before joining the Group, he was Chief Executive, UK, of Prudential plc and Chief Operating Officer of Jackson National, Prudential's US subsidiary.

3 Julian Roberts (48)
BA, FCA, MCT, has been appointed as Chief Executive of Skandia from 22 February 2006. He steps down as Group Finance Director of Old Mutual plc, a position he has held since joining the Group in August 2000, on 1 March 2006. He was formerly Group Finance Director of Sun Life & Provincial Holdings plc. Before joining Sun Life & Provincial Holdings plc, he was a director and Chief Financial Officer of Aon UK Holdings Limited.

4 Nigel Andrews (58)[1,2,3]
BSc, MBA, has been a non-executive director of the Company since June 2002. He is non-executive Chairman of the Company's principal US holding company, Old Mutual (US) Holdings, Inc. and chairs that company's Remuneration Committee. He is a non-executive director of Chemtura Corporation, a governor of the London Business School and a trustee of the Victory Funds. Previously he was an Executive Vice President and member of the office of the CEO of GE Capital, having spent 13 years with The General Electric Company Inc.

5 Rudi Bogni (58)[1,2,3]
D.Econ. (Bocconi), has been a non-executive director of the Company since February 2002. He chairs the Remuneration Committee and the Actuarial Review Committee. He is Chairman of Medinvest International SCA, Luxembourg and of the International Advisory Board of Oxford Analytica. He is also a member of the boards of the LGT Foundation, Common Purpose International Limited and Prospect Publishing, and of the governing council of the Centre for the Study of Financial Innovation. He served previously as a member of the Executive Board and Chief Executive, Private Banking, of UBS AG, and before that he was Group Treasurer and a member of the Executive Committee of Midland Bank plc.

6 Norman Broadhurst (64)[1,2,3]
FCA, FCT, has been a non-executive director of the Company since March 1999 and became senior independent non-executive director in May 2005. He chairs the Group Audit Committee and also joined the Board of Skandia from 21 February 2006. He was Group Finance Director of Railtrack plc from 1994 to 2000. He is Chairman of Freightliner Limited and of Chloride Group plc. He is also Deputy Chairman of Cattles plc and a non-executive director of Tomkins plc and United Utilities plc.



7



9



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10

7 Warren Clewlow (69)[2]
OMSG, CA(SA), D.Econ. (hc), has been a non-executive director of the Company since March 1999. He became Chairman of Nedbank Group Limited and Nedbank Limited in May 2004, having previously been their Deputy Chairman. He has also been Chairman of Barloworld Limited since 1991. He was previously Chief Executive of the Barloworld group and has managed many of its various divisions. He is also a non-executive director of Sasol Limited.

8 Russell Edey (63)[1,2]
FCA, has been a non-executive director of the Company since June 2004. He is Chairman of Anglogold Ashanti Limited, a non-executive director of FKI plc, deputy chairman of N M Rothschild Corporate Finance Limited and a member of the Conseil de Surveillance of Paris-Orléans, SA. He previously served on the boards of English China Clays plc, Wassall plc, Northern Foods plc and Express Dairies plc. His career began in the Finance Division of the Anglo American Corporation of South Africa Limited in Johannesburg. In the 1970s he was General Manager – Corporate Finance of Capel Court Corporation in Melbourne. He joined Rothschild in 1977 and was Head of Corporate Finance from 1991 to 1996.

9 Reuel Khoza (56)
Eng,D, MA, was appointed as a non-executive director from January 2006. He is also a non-executive director of Nedbank Group and has been selected to succeed Warren Clewlow as Chairman of that company when Mr Clewlow retires in May 2006. Mr Khoza is Chairman of Aka Capital, which is 20% owned by each of Old Mutual (South Africa) and Nedbank Group and the single largest participant in Nedbank's Corporate Client Scheme established as part of its BEE ownership arrangements. Mr Khoza is also a non-executive director of the JSE, Protea Hospitality Holdings and Crobrik, and his previous appointments include Chairmanship of Eskom and non-executive directorships of Glaxo Wellcome SA, IBM SA, Vodacom, JCI, Standard Bank and Liberty.

10 Michael Marks (64)[2,3]
CBE, has been a non-executive director of the Company since February 2004. He is one of the founding partners of New Smith Capital Partners LLP and is also a non-executive director of RIT Capital Partners plc. Until February 2003 he had held a number of senior roles with Merrill Lynch, including Executive Chairman of Merrill Lynch Europe, Middle East and Africa, and Executive Vice-President of Merrill Lynch & Co. Prior to joining Merrill Lynch in 1995, he had been Chairman of Smith New Court plc, having earlier been responsible for the international operations of that company in New York, Hong Kong, Singapore and South Africa. He was also formerly a non-executive director of the London Stock Exchange, Chairman of the London Investment Banking Association and Vice-President of the British Bankers' Association.

11 Wiseman Nkuhlu (62)[1,2]
B.Com., CA(SA), MBA, has been a non-executive director since March 2005. He is a qualified chartered accountant, a former Chief Executive of The New Partnership for Africa's Development (NEPAD), a current member of the steering committee of NEPAD, and a former economic adviser to South African President Thabo Mbeki. He is also a non-executive director of the Company's South African life subsidiary, Old Mutual Life Assurance Company (South Africa) Limited. His previous appointments include presidency of the South African Institute of Chartered Accountants, and Chairmanship of the Development Bank of Southern Africa.

Key:
[1] Member of the Group Audit Committee
[2] Member of the Nomination Committee
[3] Member of the Remuneration Committee

Corporate governance and Directors' Report

Index to this section of the Report

Introduction and Combined Code compliance

The directors of Old Mutual plc submit their report and the audited financial statements of the Group for the year ended 31 December 2005.

The Group is committed to the objective of achieving high standards of corporate governance, which are designed to provide assurance that the organisation is directed and controlled by its Board of Directors and through systems of delegation and escalation so as to be able to achieve its business objectives responsibly and in accordance with high standards of accountability and integrity.

The principal governance rules that apply to UK companies listed on the London Stock Exchange are set out in the Combined Code appended to the Listing, Prospectus and Disclosure Rules of the Financial Services Authority (the Combined Code). As the Company's primary listing is on the London Stock Exchange, this report mainly addresses the matters covered by the Combined Code, but the Company also has regard, where appropriate, to governance expectation in the five other territories where its shares are listed (South Africa, Sweden, Namibia, Zimbabwe and Malawi).

In the year ended 31 December 2005 and in the preparation of this Annual Report and these Accounts, the Company has complied with the main and supporting principles and provisions set out in the Combined Code as described in the following sections of this Report. The Company's compliance with Combined Code provisions C1.1, C2.1, C3.1, C3.2, C3.3, C3.4, C3.5, C3.6 and C3.7, and the statement relating to the going concern basis adopted in preparing the financial statements, have been reviewed by the Company's auditors, KPMG Audit Plc, in accordance with guidance published by the Auditing Practices Board.

Board of Directors

Membership and directors' interests

The Board currently has eleven members, consisting of two executive and nine non-executive directors. All of the current directors except for Professor Nkuhlu and Mr Khoza (who were appointed to the Board on 1 March 2005 and 27 January 2006 respectively) served throughout the year ended 31 December 2005. Mr Levett retired from the Board as non-executive Chairman at the end of the Annual General Meeting on 11 May 2005. Mr Collins succeeded Mr Levett as Chairman of the Board and Mr Broadhurst succeeded Mr Collins as the senior independent director on 11 May 2005.

Details of the directors' interests (within the meaning of section 346 of the Companies Act 1985, including interests of connected persons) in the share capital of the Company and quoted securities of its subsidiaries at the beginning and end of the year under review are set out in the following tables, while their interests in share options and restricted share awards are described in the section of the Remuneration Report entitled "Directors' Interests Under Employee Share Plans". There have been no changes to any of these interests between 31 December 2005 and 27 February 2006, except for the releases of restricted shares to Mr Roberts and Mr Sutcliffe on 27 February 2006 as described on page 63.

	Old Mutual plc Number of shares	Nedbank Group Limited Number of shares	Mutual & Federal Insurance Company Limited Number of shares
At 31 December 2005			
N D T Andrews	–	–	–
R Bogni	19,000	–	–
N N Broadhurst	2,416	–	–
W A M Clewlow	30,700	2,849	–
C D Collins	5,541	–	–
R P Edey	–	2,500	–
M J P Marks	–	–	–
W L Nkuhlu	12,600	–	–
J V F Roberts	452,375[2]	–	500[1]
J H Sutcliffe	1,069,317[2]	–	–

	Old Mutual plc Number of shares	Nedbank Group Limited Number of shares	Mutual & Federal Insurance Company Limited Number of shares
At 1 January 2005 (or date of appointment as a director, if later)			
N D T Andrews	–	–	–
R Bogni	19,000	–	–
N N Broadhurst	2,416	–	–
W A M Clewlow	30,700	2,849	–
C D Collins	5,541	–	–
R P Edey	–	–	–
M J P Marks	–	–	–
W L Nkuhlu	12,600	–	–
J V F Roberts	250,103[2]	–	500[1]
J H Sutcliffe	815,996[2]	–	–
Former director (at 1 January 2005 and date of resignation, 11 May 2005)			
M J Levett	5,465,130	17,804	500[1]

Notes:

1 The interests in 500 shares in Mutual & Federal Insurance Company Limited were held non-beneficially as qualification shares.

2 These figures do not include rights to restricted shares, which are described in the Remuneration Report.

No director had a material interest in any significant contract with the Company or any of its subsidiaries during the year. Additional details of various non-material transactions between the directors and the Group are reported, on an aggregated basis along with other transactions by senior managers of the Company, in note 47(iii) to the Accounts.

Rotation and re-election of directors

The Articles of Association of the Company require that any newly appointed directors be subject to election at the next following Annual General Meeting and also that at least one-third of the directors (excluding those appointed by the Board during the year) shall retire by rotation each year. These provisions are applied in such a manner that each director will submit himself for election or re-election at regular intervals and at least once every three years.

The Nomination Committee considered the candidates who are standing for election or re-election at this year's Annual General Meeting (as referred to in Ordinary Resolutions 3 (i) to (iv) in the Notice of Annual General Meeting on pages 221 to 223 of this document) at its meeting in February 2006. In accordance with its findings, it recommends to shareholders the election of Mr Khoza and the re-election of Mr Andrews, Mr Bogni and Mr Broadhurst as non-executive directors based upon their respective professional qualifications, prior business experience and prospective contribution to the Board. Biographical details of each of the candidates are contained in the descriptions accompanying their photographs on pages 44 and 45 of this document.

Skills, experience and review

Plans for refreshing and renewing the Board's composition are proactively managed by the Nomination Committee so as to ensure that changes take place without undue disruption and that there is an appropriate balance of experience and length of service. That Committee also has regard, in making recommendations, to independence of candidates and their suitability and willingness to serve on other Committees of the Board. All of these aspects are currently believed by that Committee to be satisfactory and appropriate for the requirements of the Group's business. While there are currently only two executive directors, members of the Board have regular contact with the other most senior executive management (including the chief executives of the most significant business units of the Group), through the periodic participation in Board meetings and other briefing sessions by those executives. The Board also receives Minutes of Management Board meetings, which are attended by those and other senior executives and at which high-level business and strategic matters are considered and discussed. With Mr Roberts' change of role from Group Finance Director to Chief Executive of Skandia towards the end of February 2006, it is anticipated that the Board will soon have a third executive director, in the form of his successor as Group Finance Director.

Mandate, governance and Scheme of Delegated Authority
The Board's role is to provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enable risk to be assessed and managed. The Board sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for it to meet its objectives and reviews management performance. It regularly reviews strategic issues through the Chief Executive's report and has a two-day strategy session during the second quarter of each year at which high-level strategic matters are thoroughly debated. The Board sets the Company's values and standards, and ensures that its obligations to shareholders and others are understood and met.

The Board receives a wide array of information on the Group's businesses on a regular basis. Monthly management accounts are circulated to each member of the Board within three weeks of the month-end. These contain detailed analysis of the businesses' financial performance, including comparisons against budget. Any issues arising from these are addressed at Board Meetings or can be raised directly with management. The Board calendar ensures that all key matters are dealt with on a scheduled basis over the course of the year, including presentations on each of the Group's major businesses. Board meetings are held regularly in the principal overseas territories where the Group operates, at which local management make detailed presentations of business and strategic issues affecting those businesses.

The Board has oversight of the Group's wholly-owned businesses, but also: (i) delegates specific responsibilities for certain matters to its committees (Executive, Group Capital Management, Nomination, Remuneration, Group Audit, and Actuarial Review), subject to their respective terms of reference; and (ii) receives assurance from boards (and their respective committees) at the Group's subsidiaries, Old Mutual Life Assurance Company (South Africa) Limited, Old Mutual (US) Holdings, Inc. and Old Mutual Financial Services (UK) plc. It is anticipated that similar arrangements will apply to Skandia as it is assimilated into the Group.

The governance relationships with the Group's majority-owned subsidiaries, Nedbank Group Limited and Mutual & Federal Insurance Company Limited, are somewhat different, in recognition of their own governance expectations as separately-listed entities on the JSE and the fact that they each have minority shareholders.

With respect to Nedbank Group, the Company entered into a relationship agreement in February 2004 setting out the Company's requirements and expectations as its majority shareholder. The full text of that relationship agreement is available on the Company's website. Among the matters covered are: (i) transactions involving members of the Nedbank Group that require prior consultation with or agreement by the Company; (ii) provision of information, including that required for assuring the Company about various aspects of corporate governance; (iii) consultation over senior appointments; and (iv) business cooperation.

The policyholders' funds of the Group's South African and Zimbabwean life assurance operations have holdings representing in aggregate in excess of 20% of the issued share capital of a number of major South African and Zimbabwean companies listed on the JSE and the Zimbabwe Stock Exchange, respectively. These are held purely as investments, and the companies concerned are not subject to the governance or control structures of the Group.

The Chairman and Company Secretary are both involved in ensuring good information flows within the Board and its committees and between senior management and the non-executive directors, as well as in facilitating induction and encouraging non-executive directors to attend courses at the Company's expense to update their skills and knowledge.

On appointment, new directors receive induction, including information about matters of immediate importance to the Group, such as the current budget, strategy document, management accounts, the Scheme of Delegated Authority and details of the Company's directors' and officers' liability policy. They are also have a series of meetings with other directors, senior management and external advisers (such as the auditors).

Processes are in place for any potential conflicts of interest to be disclosed and for directors to recuse themselves from participation in any decisions where they may have any such conflict or potential conflict.

The directors may take independent professional advice at the Company's expense, if necessary, for the furtherance of their duties, whether as members of the Board or of any of its committees.

The Company maintains directors' and officers' liability insurance in respect of legal action against its directors.

All directors have access to the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

There is an agreed list of matters reserved for the Board's decision: these are set out in the Company's Scheme of Delegated Authority and currently include, among other things, the following:

> payment or recommendation of dividends;
> approval of results announcements, interim and annual reports and any other public statement relating to the Group's financial position that is likely to have a material impact on the Group's reputation;
> approval of the Group's budgets and the formulation of medium and long-term direction and strategy for the Group;
> establishment of committees of the Board, their constitution and terms of reference;
> monitoring of compliance with the Group's environmental policies;
> approval of the acquisition or disposal of any business or investment for a consideration of £25 million or more;
> approval of expenditure by a principal subsidiary in excess of its respective delegated expenditure authority;
> approval of significant changes to the accounting policies or practices of the Group;
> approval of any proposal as a result of which either Nedbank Group Limited or Mutual & Federal Insurance Company Limited would cease to be a majority-owned subsidiary of the Company;
> approval of appointments to the Board and renewal of non-executive directors' appointments, following prior review by the Nomination Committee;
> approval of any major decision relating to the conduct or settlement of any material litigation involving the Company or its subsidiaries;
> appointment and removal of the Company Secretary;
> appointment or termination of appointment of key professional advisers to the Group; and
> any other matters that are likely to have a material effect on the Group's financial position, future strategy or reputation.

Executive and non-executive roles
The executive element of the Board is balanced by a strong independent group of non-executive directors so that no individual or small group of individuals can dominate the Board's decision-making. The non-executive directors scrutinise the performance of management in meeting agreed goals and objectives, and monitor the reporting of performance. Procedures are in place to enable them to satisfy themselves on the integrity of the Group's financial information and that financial controls and systems of risk management are robust and defensible.

Those non-executive directors who are members of the Remuneration Committee are responsible for determining appropriate levels of remuneration for the executive directors, and members of the Nomination Committee have a primary role in recommending the appointment, and where necessary removal, of executive directors. The Board as a whole receives and considers regular reports on talent management and succession planning.

Separately from the formal Board meeting schedule, the Chairman holds periodic meetings with the other non-executive directors, without any executives being present, in order to provide a forum for any issues to be raised. He also conducts, in consultation with the senior independent non-executive director, an annual performance evaluation of each of the other non-executive directors, the results of which are reported to the Nomination Committee. These are designed to ensure that each director is continuing to contribute effectively and to demonstrate commitment to the role (including commitment of time for Board and Committee meetings and any other duties). The outputs from these performance evaluations are taken into account by the Nomination Committee in deciding whether to recommend to the Board the extension of engagement of any non-executive director and also whether to recommend to shareholders the re-election of any non-executive director who is due to retire by rotation at the Annual General Meeting. They would also form the basis, if the need arose, for the Chairman to act to address any weaknesses identified in the Board by seeking the resignation of underperforming directors or proposing, through the Nomination Committee, that additional directors be appointed.

Informal meetings among the non-executive directors, without the Chairman or any executive being present, are also facilitated by the Company. Among the activities carried out at such meetings is the annual review of the Chairman's own performance, under the aegis of the senior independent non-executive director, who also obtains input for such purpose from the executive directors.

Where directors have concerns that cannot be resolved about the running of the Company or a proposed action, they are encouraged to make their views known and these are recorded in the Minutes of the Board meeting. No written statements on resignation containing matters of concern, such as are referred to in paragraph A.1.4 of the Combined Code, have been received by the Chairman.

The division of responsibilities between the current Chairman, Mr Collins, and the Chief Executive, Mr Sutcliffe, is documented so as to ensure that there is a clear division of responsibilities between the running of the Board and executive responsibility for running the Company's business. This was updated and approved by the Board when Mr Collins succeeded Mr Levett as Chairman in May 2005. This, together with the Scheme of Delegated Authority and the matters reserved for decision by the Board, ensures that no one individual has unfettered powers of decision.

Responsibilities of Mr Collins as Chairman include those contained in the Supporting Principle to paragraph A.2 of the Combined Code, namely leadership of the Board, ensuring its effectiveness in all aspects of its role and setting its agenda; ensuring that the directors receive accurate, timely and clear information; ensuring effective communication with shareholders; facilitating the effective contribution to the Board of non-executive directors in particular; and ensuring constructive relationships between the executive and non-executive directors.

The Board has determined that, in the absence of exceptional circumstances, no non-executive director's three-year cycle of appointment (which is itself subject to re-election and to Companies Act provisions relating to the removal of a director) should be renewed more than twice, i.e. that non-executive directors should serve a maximum of nine years in that role, and that no non-executive director should continue beyond his seventieth birthday. The renewal of non-executive directors' terms for successive three-year cycles is not automatic and the continued suitability of each non-executive director is assessed by the Nomination Committee before renewal of his appointment takes place. A particularly searching review is carried out at the end of six years. The section of the Remuneration Report entitled "Non-Executive Directors' Terms of Engagement" describes the current position of each of the non-executive directors with respect to their maximum three terms of three years and how the extension process has been applied to the directors concerned.

The Board conducts an annual self-assessment exercise to evaluate the effectiveness of its procedures. In 2005, this process was carried out through a detailed questionnaire, with returns being submitted anonymously to the Company Secretary, who collated a report on the outputs for the Chairman and the Board. The Chairman took these into account in one-to-one meetings between himself and the other directors, so as to ensure that any concerns about Board processes or capabilities were identified and aired. As a consequence of the 2005 survey a number of topics have been identified as warranting additional coverage at Board meetings to be held during 2006.

Independence of non-executive directors

Six of the eight non-executive directors other than the Chairman (Messrs Andrews, Bogni, Broadhurst, Edey and Marks and Prof Nkuhlu) are considered by the Board to be independent within the meaning of, and having regard to the criteria set out in, paragraph A.3.1 of the Combined Code – i.e. independent in character and judgement and there being no relationships or circumstances which are likely to affect, or could appear to affect, their judgement.

The Board decided in December 2004, following a review by the Nomination Committee, that it was no longer appropriate to classify Mr Clewlow as independent, in view of his increased involvement, as Chairman of Nedbank Group, in supporting the executive management of that company. As Mr Khoza will succeed Mr Clewlow in that role in May 2006 and there are also material business interests between his company, Aka Capital, and Nedbank, the Board has decided that he, too, should not be classified as independent at this time.

Mr Broadhurst succeeded Mr Collins as the senior independent non-executive director in May 2005. The senior independent non-executive director is available to shareholders if they have concerns that are unresolved after contact through the normal channels of the Chairman, Chief Executive or Group Finance Director or where such contact would be inappropriate. His contact details can be obtained from the Company Secretary (*martin.murray@omg.co.uk*).

The terms and conditions of engagement of each of the non-executive directors are available in the Corporate Governance section of the Company's website, and these include details of the expected time commitment involved (which each of the non-executive directors has accepted). Other significant commitments of potential appointees are considered by the Nomination Committee as part of the selection process and are disclosed to the Board when recommendation of an appointment is submitted. Non-executive directors are also required to inform the Board of any subsequent changes to such commitments, which must be pre-cleared with the Chairman if material.

The executive directors are permitted to hold one external (i.e. non-Group) non-executive directorship (but not a chairmanship) of another listed company, subject to prior clearance by the Board and the directorship concerned not being in conflict or potential conflict with any of the Group's businesses. Neither Mr Sutcliffe nor Mr Roberts currently holds such a directorship.

2005 operations and Turnbull statement

The Board met on a scheduled basis regularly during the year. Meetings were coordinated with the Company's reporting calendar to allow for detailed consideration of the interim and preliminary results and the first and third quarters' trading updates. Sessions were also specifically devoted to strategy and business planning. In addition, the Board met *ad hoc*, as and when required, to deal with specific matters requiring its consideration. During 2005, there were a large number of such *ad hoc* meetings, often convened at short notice, to deal with various aspects of, firstly, the Group's Black Economic Empowerment (BEE) ownership proposals and, secondly, the Company's offer for Skandia. As a consequence, in addition to the ten scheduled Board meetings, there were sixteen *ad hoc* Board meetings.

The scheduled meetings included a three-day site visit to the Group's businesses in South Africa, which included presentations to the Board by the senior management teams of Nedbank and Mutual & Federal as well as by Old Mutual South Africa.

Management Board and Group Executive

The composition during 2005 of the Management Board and its role are described on page 8.

Standing invitations during 2005 to its meetings were extended to the Company Secretary (Mr Murray), the Director, Group Corporate Development (Mr Deane), and the Managing Director of Mutual & Federal (Mr Campbell).

From February 2006, following the acquisition of Skandia, membership of the Management Board has been reconstituted so that, in addition to the members mentioned above, the three standing invitees have become full members and the following additional members have joined: the Head of the Nordic region, Skandia (Mr Engman), the Head of UK and Offshore, Skandia (Mr Poyntz-Wright), the Head of Europe and Latin America, Skandia (Mr Wolf), the Director of the CEO's Office (Mr Bicket), the Director, Group Development (Mr Newman), and the Director, Corporate Affairs (Ms Bell). Mr Roberts has remained a member of the Management Board in his new role as CEO of Skandia and his successor as Group Finance Director will also join the Management Board on appointment. It is envisaged that the reconstituted Management Board will meet quarterly. A Group Executive will operate alongside the Management Board to deal with management matters on a more regular basis. Its membership will be Messrs Sutcliffe, Askari, Bicket, Head, Murray, Newman, Powers and Roberts, Ms Bell and the new Group Finance Director.

Board Committees

The Board has a number of standing committees or sub-committees, to which it has delegated various matters in accordance with their respective terms of reference. It also establishes committees on an *ad hoc* basis to deal with particular matters as and when thought fit. In doing so, it specifies a remit, quorum and appropriate mix of executive and non-executive participation. Further information on the main standing committees and sub-committees of the Board is set out below.

Group Audit Committee

Members and years of appointment: N N Broadhurst (Chairman) (1999), N D T Andrews (2003), R Bogni (2002), R P Edey (2004), Prof Nkuhlu (2005). Other member during part of the year: C D Collins (appointed 1999, ceased 11 May 2005). Secretary and year of appointment: M C Murray (1999)

All of the members of the Group Audit Committee are independent non-executive directors. The Chairman of the Committee, Mr Broadhurst, is a Chartered Accountant and has recent and relevant financial experience, having been Finance Director of Railtrack plc until 2000. All members of the Committee are expected to be financially literate and to have relevant corporate finance experience.

The role and responsibilities of the Committee include:

> monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, including reviewing significant financial reporting judgements contained in them;
> reviewing the Company's internal financial controls;
> monitoring and reviewing the independence and effectiveness of the Company's internal audit function and its activities. An internal audit charter, reviewed and approved by the Committee, governs internal audit activity within the Group and is conducted in accordance with an annual audit plan. Progress against that plan is reported regularly to the Committee;
> receiving and reviewing reports on risk. Management teams in each subsidiary and business unit have applied the Criteria of Control Model (CoCo) developed by the Canadian Institute of Chartered Accountants to produce a control integrity profile for successive assurances given at increasingly higher levels of management and finally to the Committee. This process is coordinated by the Group risk function;
> making recommendations to the Board, for it to put to shareholders for their approval in general meeting, in relation to appointment, re-appointment and removal of the external auditors and approving their remuneration and terms of engagement;
> reviewing and monitoring the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;
> developing and implementing policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, and reporting to the Board any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken; and
> reviewing "whistleblowing" arrangements.

At its meetings in 2005, the Committee received reports covering, among other things:

> the accounting principles, policies and practices adopted in the Group's accounts, including the impact on the Company's results of the transition to reporting under International Financial Reporting Standards;
> significant accounting and actuarial issues (the latter by way of escalation from its special purpose sub-committee, the Actuarial Review Committee, described below);
> tax, litigation and contingent liabilities affecting the Group;
> any significant findings or control issues arising from internal audits carried out around the Group; and
> environmental and corporate social responsibility matters.

During the year, it also assisted the Remuneration Committee in reviewing amendments to be made to performance conditions applicable to long-term incentive arrangements resulting from the transition of the accounting principles on which the Company's results are calculated from UK GAAP to International Financial Reporting Standards.

A number of audit or audit, risk and compliance committees operated at subsidiary level during 2005, including at Old Mutual Life Assurance Company (South Africa) Limited, Old Mutual (US) Holdings, Inc., Nedbank Group Limited, Mutual & Federal Insurance Company Limited and Old Mutual UK, with terms of reference (in relation to the businesses under their respective remit) broadly equivalent to those of the Committee. The Committee received minutes of the proceedings and reports from subsidiary audit committees on a regular basis and Chairmen of these subsidiary audit committees were invited to attend meetings of and report to the Committee periodically. A planning meeting was held between the Chairman of the Committee and the Chairmen of the subsidiary audit committees mentioned above, the regional heads of internal audit and representatives of the Group's auditors in October 2005 to co-ordinate the audit committees' activities and to review and approve the scope of internal audit plans for 2006. Such planning meetings now take place annually.

The Committee is responsible for the development, implementation and monitoring the Group's policy on external audit. The policy assigns overall responsibility for monitoring the independence and objectivity of, and compliance with ethical and regulatory requirements by, the external auditors to the Committee and day-to-day responsibility to the Group Finance Director.

The Group's policy on external audit sets out the categories of non-audit services which the external auditors will and will not be allowed to provide to the Group. Further details of this policy are set out under the heading "Auditors" later in this report.

To fulfil its responsibility regarding the independence of the external auditors, the Audit Committee reviewed:

> changes in key external audit staff in the external auditors' plan for the year;
> the arrangements for day-to-day management of the audit relationship;
> a report from the external auditors describing their arrangements to identify, report and manage any conflicts of interest; and
> the overall extent of non-audit services provided by the external auditors, in addition to their case-by-case approval of the provision of non-audit services by the external auditors.

To assess the effectiveness of the external auditors, the Committees reviewed:

> the external auditors' fulfilment of the agreed auditor plan and variations from the plan; and
> the robustness and perceptiveness of the auditors in their handling of the key accounting and audit judgements.

To fulfil its responsibility for oversight of the external audit process, the Committee reviewed:

> the terms, areas of responsibility, associated duties and scope of the audit as set out in the external auditors' engagement letter for the year;
> the external auditors' overall work plan for the year;
> the external auditors' fee proposal;
> any major issues that arose during the course of the audit and their resolution;
> the key accounting and audit judgements;
> the levels of errors identified during audit; and
> any recommendations made by the external auditors in their management letter and the adequacy of management's response.

Based on its satisfaction with the results of the activities outlined above, the Committee has recommended to the Board that the external auditors be re-appointed.

In relation to internal audit, the Committee reviewed:

> internal audit's terms of reference, reporting lines and access to the Committee and members of the Board;
> internal audit's plans and resources and its achievement of the activities planned as part of the agreed programme for the year;
> the results of key audits and other significant findings, the adequacy of management's responses and the timeliness of resolution; and
> statistics on staff numbers, qualifications and experience and timeliness of reporting.

The Group's whistleblowing arrangements enable employees of the Group and others to report, in confidence, via a dedicated hotline operated by an independent firm of accountants, complaints on accounting, risk issues, internal controls, auditing issues and related matters. Any matters so reported are investigated and escalated to the Committee as appropriate. Efforts are also made to educate staff around the Group about the existence of the whistleblowing facility and to help them detect the possible signs of fraudulent or improper activity.

The Committee holds private meetings with the external auditors twice yearly (or more often, if requested by the auditors) to review key issues. The Chairman of the Committee also has regular interaction with the external auditors and Group Internal Audit Director, as well as with the Chairmen of subsidiary audit committees and the Group Finance Director, so as to remain abreast of issues as they arise during the year.

Actuarial Review Committee

Members and years of appointment: R Bogni (Chairman) (2002), N N Broadhurst (2005), J H Sutcliffe (2005). Other members during part of the year: M J Levett (appointed 2002, ceased 11 May 2005), J V F Roberts (appointed 2002, ceased 11 May 2005). Secretary and year of appointment: M Carey (2002)

The Actuarial Review Committee is a sub-committee of the Group Audit Committee and covers the Group's life operations worldwide. The role of the Committee is: (i) to review the actuarial content of the life assurance figures included in the Group's externally published financial statements (annual and interim); (ii) to verify the appropriateness of the actuarial methods and assumptions used and changes thereto and the appropriateness of the financial results that depend on actuarial calculations; and (iii) to review the financial soundness of each of the life assurance companies within the Group. The Committee met four times during 2005; each meeting was attended by all of the then members, except for one from which Mr Broadhurst was absent.

Upon Mr Levett's retirement in May 2005, Mr Broadhurst replaced him as a member of the Committee and Mr Sutcliffe replaced Mr Roberts, so that there would continue to be a qualified actuary as a member of the Committee.

Remuneration Committee

Members and years of appointment: R Bogni (Chairman) (2005), N D T Andrews (2002), N N Broadhurst (1999), M J P Marks (2004). Other member during part of the year: C D Collins (appointed 1999, ceased 11 May 2005). Secretary and year of appointment: M C Murray (1999)

Details of the role and activities of the Remuneration Committee and how the Remuneration Committee and the Board have applied the main and supporting principles and the Code Provisions in Section B of the Combined Code relating to remuneration matters are provided in the Remuneration Report.

Nomination Committee

Members and years of appointment: C D Collins (1999, became Chairman in May 2005), N D T Andrews (2005), R Bogni (2003), N N Broadhurst (1999), W A M Clewlow (1999), R P Edey (2005), M J P Marks (2005), Prof W L Nkuhlu (2005), J H Sutcliffe (2003). Other member during part of the year: M J Levett (appointed 1999, ceased 11 May 2005). Secretary and year of appointment: M C Murray (1999)

The Nomination Committee makes recommendations to the Board in relation to the appointment of directors, the structure of the Board and membership of the Board's main standing committees. It also reviews development and succession plans for the most senior executive management of the Group and proposed appointments to the Boards and standing committees of principal subsidiaries where these are material in the context of the Group as a whole. It is chaired by the Chairman of the Board, Mr Collins, and a majority of its members (six out of nine) are independent non-executive directors.

The Nomination Committee seeks to ensure that its process for identifying candidates for recommendation to the Board as new directors is formal, rigorous and transparent. Vacancies generally arise in the context of either planned refreshing and renewal of the Board, replacing directors who are due to retire, or rebalancing the balance of knowledge, skills or independence of the Board.

Professor Nkuhlu, who joined the Board from 1 March 2005, was selected from a short list of eligible South African candidates to replenish South African representation on the Board following Mr Liebenberg's and ahead of Mr Levett's retirements. Mr Khoza was appointed as a non-executive director of the Company in February 2006 in anticipation of his succession to Mr Clewlow as Chairman of Nedbank Group and to ensure continuity of communication of Nedbank-related matters at Company Board level.

In identifying candidates, appropriate regard is paid to ensuring that they will have sufficient time available in the light of their other commitments to devote to discharging their duties as directors of the Company.

During 2005, the Committee also provided input into the processes for Chairman's succession planning at Nedbank Group and Mutual & Federal, and was consulted over contingent plans for the senior management structure at Skandia, in anticipation of Skandia's becoming part of the Group.

Executive Committee
Members: J V F Roberts, J H Sutcliffe
The Executive Committee is a committee comprising the executive directors of the Company, to which executive control and decision-making are delegated, subject to reservation of matters that require approval by the Board itself. A quorum comprises the two executive directors. The Committee met 19 times during 2005.

Group Capital Management Committee
Members and years of appointment: J V F Roberts (Chairman) (2002), D I Hope (2002), A Patterson (2003), J H Sutcliffe (2002). Secretary: D I Hope (2002)
The Group Capital Management Committee is a sub-committee of the Executive Committee. Its role is: (i) to set an appropriate framework and guidelines to ensure the appropriate management of the Group's capital; (ii) to support the Business Planning and Quarterly Business Review process in terms of allocating capital to the Group's businesses; and (iii) to monitor the return based on allocated capital per business relative to the hurdle rate and limit the allocation of capital to underperforming businesses, as appropriate.

In addition, it is tasked: (i) to ensure that the strategic investment goals of the Group are clearly disseminated; (ii) to consider and approve the overall investment strategy of the Group's shareholders' funds, including those supporting regulatory and solvency capital, in order that the shareholders' assets are managed prudently having regard to risk, liquidity, tax and the need to support the Group's businesses; and (iii) to consider projects referred to it and to approve (or, where appropriate, refer up for approval) those deemed most likely to support the Group's core strategies and to build shareholder value. The Committee met twice during 2005 and both meetings were attended by all of the then members.

Terms of reference
The terms of reference of each of the principal committees of the Board are available in the Corporate Governance section of the Company's website and may also be obtained from the Company Secretary at the registered office.

The membership and chairmanship of the Board's standing committees are regularly reviewed by the Nomination Committee so as to ensure that they are refreshed and that undue reliance is not placed on particular individuals.

Each of the Group Audit, Remuneration and Nomination Committees conducted a self-assessment exercise during 2005 to address, inter alia, whether their respective terms of reference had been satisfactorily fulfilled during the year, whether the Committees had the necessary skills and resources and were receiving a satisfactory level of information in order to discharge their responsibilities, and whether their processes and methods could be improved. These were each conducted by anonymous questionnaires to members of the Committee concerned and other key participants in the Committee's activities (including the external auditors, in the case of the Group Audit Committee) and the results were collated by the Company Secretary and reported to the Committees for consideration.

Attendance record
The following table sets out the number of meetings held and individual directors' attendance records at the Board and its principal standing committees (based on membership of those committees, rather than attendance as an invitee) in 2005:

	Board (scheduled)	Group Audit Committee	Remuneration Committee	Nomination Committee
No. of meetings held	**10**	**6**	**4**	**5**
N D T Andrews	9/10	5/6	3/4	4/5
R Bogni	10/10	6/6	3/3	5/5
N N Broadhurst	10/10	6/6	4/4	5/5
W A M Clewlow	10/10	–	–	5/5
C D Collins	10/10	2/3	1/1	5/5
R P Edey	10/10	4/6	–	5/5
M J P Marks	9/10	–	3/4	5/5
Prof W L Nkuhlu	8/8	4/5	–	3/3
J V F Roberts	10/10	–	–	–
J H Sutcliffe	10/10	–	–	5/5
Former director				
M J Levett	4/4	–	–	3/3

Messrs Levett (until May 2005), Collins (from May 2005), Roberts and Sutcliffe attended all of the Group Audit Committee Meetings held during the year at the invitation of the Chairman of that Committee (but members of management were absent for the private sessions between members of that Committee and the auditors). Messrs Levett (until May 2005), Collins (from May 2005) and Sutcliffe also attended all of the Remuneration Committee Meetings at the invitation of the Chairman of the Remuneration Committee, but absented themselves for any matters relating to their own respective remuneration arrangements. No one other than the Chairman and the members of the Group Audit Committee, Nomination Committee or Remuneration Committee has a right to be present at their respective meetings. Attendance by others is always at the invitation of the Chairman of the Committee concerned.

Auditors
During the year ended 31 December 2005 fees paid by the Group to KPMG Audit Plc, the Group's auditors, and its associates (KPMG) totalled £6.0 million for statutory audit services, £0.4 million for other audit and assurance services, and £4.6 million for tax and other services. In addition to the above, Nedbank Group paid a further £2.8 million to Deloitte in respect of joint audit arrangements. The primary component within the £4.6 million paid to KPMG for tax and other services was £1.8 million in relation to advisory work in connection with the Group's transition to reporting under International Financial Reporting Standards, and due diligence related to the acquisition of Skandia.

The following guidelines have been approved by the Group Audit Committee as part of the Group's policy on non-audit services:

> Prior to accepting a proposed non-audit engagement, the lead audit engagement partner and management will assess the threats to objectivity and independence and consider safeguards to be applied. Such assessment will be undertaken whenever the scope and objectives of the non-audit service change significantly. Before accepting a proposed engagement to provide a non-audit service to the Group and its subsidiaries, the audit engagement partner and management will:
  - consider whether it is probable that a reasonable and informed third party would regard the objectives of the proposed engagement as being inconsistent with the objectives of the audit of the financial statements;
  - identify and assess the significance of any related threats to the firm's objectivity including any perceived loss of independence; and
  - identify and assess the effectiveness of the available safeguards to eliminate or reduce threats to an acceptable level.

> Where it is assessed that it is probable that an informed party would regard the objectives of the proposed service as being inconsistent with the objectives of the firm as auditors, the firm will not be permitted to undertake the non-audit service.

> Reports are tabled quarterly at Group Audit Committee meetings setting out the details of the non-audit services being provided by the Group's auditors. These include a comparison of fees paid for audit services and fees paid to other accounting firms engaged for similar services.

> The Company and its auditors have agreed that they will not, directly or indirectly, solicit the employment of key senior staff and management of the respective organisations without prior written mutual consent. Partners and directors of the audit firm who have acted as lead partner or as a key audit partner for the Group will not be permitted to join Old Mutual Group as a director or in a senior management position until at least two years have passed since the partner/director ceased to be associated with the audit.

The following process governs the provision of non-audit services provided by the auditors:

> All non-audit work costing less than £50,000 is to be approved by the Group Deputy Finance Director/Business Unit Chief Financial Officer;

> All non-audit work in excess of £50,000 placed with the external auditors is to be agreed by the Group Finance Director or designate;

> All non-audit work in excess of £300,000 placed with the external auditors is to be subject to competitive tender and agreed by the Group Finance Director and Group Chief Executive;

> All non-audit work in excess of £1.0 million placed with external auditors is to be approved by the Group Audit Committee;

> Cumulative fees in respect of non-audit services for any financial quarter should not exceed £250,000 without approval of the Group Audit Committee or its Chairman; and

> Cumulative fees in respect of non-audit work for the Group should not exceed total statutory audit and audit-related fees in any one year without the approval of the Group Audit Committee.

KPMG Audit Plc has expressed its willingness to continue in office as auditors to the Company and, following a recommendation by the Group Audit Committee to the Board, a resolution proposing its re-appointment will be put to the Annual General Meeting (Resolution 4 in the Notice of Annual General Meeting).

Arrangements have been made, in conjunction with KPMG, for appropriate audit partner rotation in accordance with recommendations of the Institute of Chartered Accountants in England and Wales. As a result of these, a new lead audit partner in the UK, Mr Alastair Barbour, succeeded Mr Richard Bennison in 2005.

General Meetings
The Board uses the Annual General Meeting (AGM) to provide an update on the Group's first quarter's trading. A record of the AGM proceedings is made available on the Company's website as soon as practicable after the end of the Meeting. All items of formal business at the AGM are conducted on a poll, rather than by a show of hands. The Company has arrangements in place through its registrars, Computershare Investor Services, to ensure that all validly submitted proxy votes are counted, and a senior member of Computershare's staff acts as scrutineer to ensure that votes cast are properly received and recorded.

Each substantially separate issue at the AGM is dealt with by a separate resolution and the business of the AGM always includes a resolution relating to the approval of the Report and Accounts. All directors, including the Chairmen of the Group Audit, Remuneration and Nomination Committees (who are available to answer any questions on the matters covered by these Committees), are expected to attend the AGM and all of them did so in 2005.

The notice of AGM and related materials contained in the Report and Accounts or Summary Financial Statements are sent out to shareholders in time to arrive in the ordinary course of the post at least 20 working days before the date of the AGM.

Results of the Annual General Meeting 2005
The results of the polls on the resolutions at the AGM held on 11 May 2005 were as follows:

Ordinary resolutions
Resolution 1
To receive and adopt the directors' report and accounts

In favour	Against	% in favour
2,044,705,400	21,380,274	98.97

Resolution 2
To declare a final dividend of 3.5 pence per ordinary share

In favour	Against	% in favour
2,123,670,694	78,692	100.00

Resolution 3 (i)
Election of R P Edey as a director of the Company

In favour	Against	% in favour
2,112,503,571	1,468,620	99.93

Resolution 3 (ii)
Election of W L Nkuhlu as a director of the Company

In favour	Against	% in favour
2,112,053,579	1,686,519	99.92

Resolution 3 (iii)
Re-election of C D Collins as a director of the Company

In favour	Against	% in favour
2,112,785,918	1,393,048	99.93

Resolution 3 (iv)
Re-election of J H Sutcliffe as a director of the Company

In favour	Against	% in favour
2,100,469,892	13,763,824	99.35

Resolution 4
Re-appointment of KPMG Audit Plc as auditors to the Company

In favour	Against	% in favour
2,096,801,795	4,741,165	99.77

Resolution 5
Authority to the Audit Committee of the Company to settle the remuneration of the auditors

In favour	Against	% in favour
2,119,929,135	2,882,448	99.86

Resolution 6
Approval of the Remuneration Report in the Company's report and accounts

In favour	Against	% in favour
2,062,583,556	25,446,472	98.78

Resolution 7
Authority to allot relevant securities up to an aggregate nominal amount of £38,544,000

In favour	Against	% in favour
2,062,088,615	53,539,610	97.47

Special Resolutions
Resolution 8
Authority to allot equity securities up to maximum nominal aggregate amount of £19,272,000

In favour	Against	% in favour
2,093,099,501	26,161,532	98.77

Resolution 9
Authority in accordance with section 166 of the Companies Act 1985 to purchase up to 385,442,000 Ordinary Shares of 10p each in the Company by way of market purchase

In favour	Against	% in favour
2,121,039,052	1,381,400	99.93

Resolution 10 (i)
Approval of contingent purchase contract to enable shares to be bought back on the JSE

In favour	Against	% in favour
2,112,368,541	1,246,814	99.94

Resolution 10 (ii)
Approval of contingent purchase contract to enable shares to be bought back on the Namibian Stock Exchange

In favour	Against	% in favour
2,111,729,249	1,469,121	99.93

Resolution 10 (iii)
Approval of contingent purchase contract to enable shares to be bought back on the Zimbabwe Stock Exchange

In favour	Against	% in favour
2,111,812,582	1,394,528	99.93

Resolution 10 (iv)
Approval of contingent purchase contract to enable shares to be bought back on the Malawi Stock Exchange

In favour	Against	% in favour
2,111,667,972	1,537,636	99.93

Each of the resolutions at the 2005 AGM was accordingly duly passed.

Results of the EGM and Court Meeting relating to the Group's BEE ownership proposals
The Company held an Extraordinary General Meeting (BEE EGM) and also a Meeting of Shareholders convened by order of the UK High Court (the Court Meeting) on 6 July 2005 to consider the Group's BEE ownership proposals and certain related matters. The results of the polls on the resolutions at the BEE EGM were as follows:

Resolution 1
Adoption and establishment of the Old Mutual (South Africa) Broad-Based Employee Share Plan

In favour	Against	% in favour
1,900,898,195	9,243,123	99.52

Resolution 2
Adoption and establishment of the Old Mutual (South Africa) Senior Black Management Share Plan

In favour	Against	% in favour
1,899,513,924	10,382,957	99.46

Resolution 3
Adoption and establishment of the Old Mutual (South Africa) Management Incentive Share Plan

In favour	Against	% in favour
1,867,060,973	9,580,903	99.49

Resolution 4
Authority to allot relevant securities in connection with the Company's BEE proposals

In favour	Against	% in favour
1,891,807,779	18,490,972	99.03

Special Resolutions
Resolution 5
Authority to disapply pre-emption rights in allotting certain equity securities in connection with the Company's BEE proposals

In favour	Against	% in favour
1,893,084,590	8,238,857	99.57

Resolution 6
Approval of the Group's BEE proposals, including the related scheme of arrangement, and making certain consequential changes to the Company's Group Share Incentive Scheme rules and Memorandum and Articles of Association

In favour	Against	% in favour
1,900,403,315	9,400,921	99.51

Votes cast at the Court Meeting on the resolution to approve the scheme of arrangement were as follows:

In favour	Against	% in favour
1,889,305,538	7,651,422	99.60

Each of the resolutions at the BEE EGM and at the Court Meeting resolution was accordingly duly passed. The scheme of arrangement relating to the Company's BEE ownership arrangements was confirmed on 18 July 2005, without amendment, by the UK High Court and implemented by the Company on 4 August 2005.

Results of the EGM relating to the Company's offer for Skandia
The Company held an EGM on 14 November 2005 (Skandia EGM) to consider the Company's offer for Skandia and certain related matters. The results of the polls on the resolutions at the Skandia EGM were as follows:

Resolution 1
Approval of the offer for, and acquisition of, Skandia

In favour	Against	% in favour
1,835,510,382	150,556,139	92.42

Resolution 2
Authority to the Remuneration Committee to amend the performance conditions applicable to certain long-term incentive arrangements granted by the Company

In favour	Against	% in favour
1,734,209,321	145,741,685	92.25

Resolution 3
Increase in the Company's authorised share capital

In favour	Against	% in favour
1,856,134,456	147,239,524	92.65

Resolution 4
Authority to allot relevant securities in connection with the acquisition of Skandia

In favour	Against	% in favour
1,840,659,990	162,732,113	91.88

Each of the resolutions at the Skandia EGM was accordingly duly passed.

Internal control environment
The Board acknowledges its overall responsibility for the Group's system of internal control and for reviewing its effectiveness, whilst the role of executive management is to implement Board policies on risk and control.

Executive management has implemented an internal control system designed to facilitate the effective and efficient operation of the Group and its business units and aimed at enabling management to respond appropriately to significant risks to achieving the Group's business objectives. It should be noted that the system is designed to manage, rather than eliminate, the risk of failure to achieve the Group's business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

This system of internal control helps to ensure the quality of internal and external reporting, compliance with applicable laws and regulations, and internal policies with respect to the conduct of business.

The Board has reviewed the effectiveness of the system of internal control during and at the end of the year. This review covered all material controls, including financial, operational and compliance controls and risk management systems.

The Board is of the view that there is a sufficient ongoing process for identifying, evaluating and managing the significant risks faced by the Group, and that this process has been in place for the year ended 31 December 2005 and up to the date of approval of this Report. The process accords with the Turnbull guidance set out in "Internal Control Guidance for Directors on the Combined Code" and is regularly reviewed by the Board.

Approach to risk management

Creating shareholder value is the Group's overriding business objective, and the Group therefore derives its approach to risk management and control from a shareholder value perspective. As a result, the risk process is based on an Enterprise Risk Management (ERM) concept, which takes a holistic approach to managing risks on an enterprise-wide basis. This involves focusing on the identification of the key risks that affect the achievement of Group's objectives. Such risks are firstly understood on an inherent basis, which involves understanding the main drivers to such risks in the absence of any controls. Thereafter there is an assessment of the residual level of risks, taking into account the controls that are in place to manage such risks. Where the residual level is outside the risk appetite, further controls and action are defined to bring the risks within the risk appetite. An important aspect of this approach is the recognition that risk management is not limited solely to the downside or risk avoidance, but is about taking risk knowingly.

In order to meet its ERM objectives, the Group applies the ERM framework issued in September 2004 by COSO (Committee of Sponsoring Organisations of the Treadway Commission). This risk framework contains the following components: (i) a robust risk governance structure; (ii) risk appetites established at Group and subsidiary level; (iii) Group-wide risk policies; and (iv) methodologies that focus on risk identification, risk measurement, risk assessment, action plans, monitoring and reporting. Each component is explained in more detail below.

Risk governance

The Group's risk governance model is based on three lines of defence. This model distinguishes between functions owning and managing risks, functions overseeing risks, and functions providing independent assurance:

> Under the first line of defence, the Board sets the Group's risk appetite, approves the strategy for managing risk and is responsible for the Group's system of internal control. The Group Chief Executive, supported by the Management Board, has overall responsibility for the management of risks facing the Group and is supported in the management of these risks by management at the operating subsidiaries. Management and staff within each business have the primary responsibility for managing risk. They are required to take responsibility for the identification, assessment, management, monitoring and reporting of enterprise risks arising within their respective areas.

> The second line of defence comprises, firstly, the Group Chief Executive supported by the Management Board and the principal subsidiary and business unit management when performing risk monitoring and oversight, and, secondly, the Group Finance Director, Deputy Group Finance Director, Head of Group Risk & Compliance, subsidiary Chief Risk Officers, supported by their respective Finance and Risk functions, and other specialist in-house functions at Company and subsidiary levels, who provide technical support and advice to operating management to assist them with the identification, assessment, management, monitoring and reporting of financial and non-financial risks. The Group risk function recommends Group Risk Policies to the Board for approval, provides objective oversight and co-ordinates ERM activities in conjunction with other specialist risk-related functions. Group Risk is not, however, accountable for the day-to-day management of financial and non-financial risks.

> The third line of defence is designed to provide independent objective assurance on the effectiveness of the management of enterprise risks across the Group. This is provided to the Board through the Group internal audit function, the external auditors and the Group Audit Committee, supported by audit committees at subsidiaries.

Internal audit

The Group internal audit function operates on a decentralised basis, with teams established at all major businesses. Reports are submitted directly to the Group Internal Audit Director, who in turn reports to the Chairman of the Group Audit Committee and the Group Chief Executive. Internal audit carries out regular risk-focused reviews of the control environment and reports on these to local executive management. It also enjoys unrestricted access to the audit committees of the Group's principal subsidiaries.

The internal audit function has recently moved to a single audit methodology, updated and aligned to current international standards by a Professional Practice Unit, which is a centralised function responsible for ensuring quality and consistency of internal audit working practices and staff competency around the Group. The roll-out of this methodology has been timed to coincide with the change to the *TeamMate*™ software, which is now used by all internal auditors across the Group.

The next major review of internal audit by external experts is planned for 2008, in keeping with the IIA Inc standards of professional practice.

Risk appetite

The fundamental purpose of the Group's risk appetite is to define how much risk the Group is willing to take. Risks or events falling outside the agreed risk appetite are identified for immediate remedial action and subjected to executive management and audit committee oversight. The Group's risk appetite framework is developing well. Upon completion it will encompass: (i) a process for setting the Group risk appetite; (ii) a process for allocating the Group risk appetite among the business units; (iii) risk reporting against those limits; (iv) application of stress and scenario testing; and (v) risk appetite governance laid down in a Group risk appetite policy.

Some components of the Group risk appetite are dependent on the Group's Economic Capital Project, which is currently scheduled to be completed later this year.

Group risk principles

Group risk principles have been established for each major risk category to which the Group is exposed. These are designed to provide management teams across the Group with guiding principles within which to manage risks. Business unit risk policies expand on these principles and contain detailed requirements for the specific business concerned.

Adherence to these principles provides the Board and the Company's stakeholders with assurance that high-level common standards are consistently applied throughout the Group and also contributes to how the Group governs itself.

Risk methodologies

Risk identification

Strategic objectives reflect management's choice as to how the Group will seek to create value for its stakeholders. Strategic objectives are translated into business unit objectives. Risks (and risk events) are then identified that would prevent the achievement of both the strategic and business objectives, i.e. objective-setting is a pre-condition to the risk management process. For this reason, risk identification is part of the annual business planning process as well as an ongoing process. The resultant risks are recorded in a risk log with details of risk owners, existing controls or actions to mitigate the risks and any associated time frame, and a measure of the residual risk.

Risk assessment and measurement
Various means of assessing and measuring enterprise risks and risk events are used throughout the Group. These include estimating the financial impact and the likelihood of risk occurrence, trend and traffic light assessments and high/medium/low assessments. With regard to credit risk, asset and liability risk and market risk, a mixture of quantitative and qualitative measurement methods is used by the business units commensurate with the complexity of the risk, such as exposures against limits, stress and scenario testing, sensitivity analysis and value-at-risk measures.

Action plans
Action plans to implement the risk management strategy in respect of key risks or to remedy a material breakdown in control are recorded on risk and control logs maintained by each business grouping.

Monitoring and control
The Board regularly receives and reviews reports on risks and controls across the Group. These reviews cover all material controls, including financial, operational and compliance controls and risk management systems.

Management teams in each subsidiary and business unit have performed annual reviews of the control environment in their business and have produced reports reflecting appropriate assurances.

Risk monitoring is further undertaken at Group, principal subsidiary and business unit level by management, ERM functions, specialised risk management functions, internal audit and subsidiary audit committees.

The following are some of the other key processes of risk monitoring used around the Group:

> The Group Finance Director provides the Board with monthly performance information, which includes key performance and risk indicators. These are complementary to the monthly management reports, which include a status report on key risks to the achievability of business objectives;
> Items on risk logs and control logs (which contain details of any control failures) are reported pursuant to an escalation protocol to the appropriate level of management board or committee, where rectification procedures and progress are closely monitored. Planned corrective actions are independently monitored for timely completion by internal audit and, as appropriate, by the Group Audit Committee and Board;
> Exposure reporting, risk concentrations and solvency and capital adequacy reports are submitted to the relevant credit and capital management committees in the normal course of business. Where exposures are in excess of limits, they are treated in the same way as control breakdowns and reported on the relevant control log for audit committee review.

Reporting
As part of the Board's annual review process, the Chief Executive of each of the Group's major businesses completes a letter of representation. This letter confirms that there has been no indication of any significant business risk occurring, nor any material malfunction in controls, procedures or systems during the reporting period, resulting in loss or reputational damage, which impacts negatively on the attainment of the business's objectives during the year and up to the date of approval of the Annual Report. Exceptions are noted and reported. In addition the letter confirms that the business unit will continue as a going concern for the year ahead. The collated results of these letters are reported to the Group Audit Committee.

Monthly management reports, reports by the Group Finance Director, risk logs, control logs and exposure reports described under "Monitoring and control" above also form part of the reporting process.

Management of Specific Risks
Details of some of the principal risks arising in each key subsidiary are contained in the Business Review earlier in this Annual Report.

Treasury management
The Group operates a centralised treasury function responsible for recommending and implementing the funding strategy for the Group, including the ongoing management of related debt facilities, managing the relationship with banks and ratings agencies and managing Old Mutual plc's operational cash flow requirements.

It is also responsible for the provision of capital to the Group's subsidiaries, as approved by the Old Mutual plc Board and the Group Capital Management Committee.

Policy matters
Relations with shareholders and analysts
The Company regards clear and direct dialogue with its shareholders and analysts as important in raising their understanding of the Group's strategy, operational and financial performance, management and prospects. Its Investor Relations department has a dedicated programme for facilitating regular communication between the executive management team and a wide range of institutions and investors worldwide within the constraints of the Listing, Prospectus and Disclosure Rules. A significant amount of the investor relations activity in 2005 was devoted to keeping investors and analysts informed on the Group's Black Economic Empowerment ownership transactions and the Company's offer for Skandia.

In 2005 the Company held over 400 group, one-on-one and roadshow meetings and two educational workshops in the USA and South Africa. These meetings were mainly hosted by the Chief Executive or the Group Finance Director. Members of the divisional management team took part occasionally, in order to provide detailed insight into the Group's operations.

Twenty sell-side analysts currently cover Old Mutual in their research, offering views on the Company's performance and valuation. The Investor Relations department encourages as wide a group of sell-side analysts as possible to cover the Company's shares, in order to assist investors in assessing the Group's performance and the business environment in which it operates, and in making meaningful comparisons with peers.

The Board is regularly updated on key issues arising from any shareholder communications and provided with reports to enable it to monitor accurately changes in market or shareholder opinion. The Company commissions Makinson Cowell, an independent capital market consultancy firm, to conduct surveys of opinion from its major shareholders, the findings of which are reported directly to the Board. The Chairman, with the senior non-executive director and other members of the Board, is available to meet investors by prior arrangement.

The Company's public announcements and statements, including its annual and interim reports, are intended to give a detailed account of the Group's activities, its operational and financial performance and its prospects. Documents of this nature are always posted to the Company's website in a timely fashion. This award-winning website is developed and updated regularly in order to provide a valuable source of both historical and current information, as well as useful tools relating to share price and dividend calculations, for use by all levels and types of investors in all geographies.

Group strategy and performance are communicated to financial markets through annual and interim reports, news releases, speeches, transcripts and presentations, using a wide range of internal and external communication channels. The Company holds two results meetings a year, at the time of its preliminary and interim results, which are hosted and webcast simultaneously in London and Johannesburg. In addition, in May and November the Company holds analyst teleconference calls to present its quarterly trading statements. Transcripts and materials are made available on the Company's website to allow access (subject to applicable legal restrictions) for those unable to be present. All major announcements by the Company are emailed to the Investor Relations department's investor database as they are made public.

Employment matters

The Group's employment policies are designed to promote a working environment that supports the recruitment and retention of highly effective employees, improves productivity and fosters relationships that build on the diversity of its workforce. They are regularly reviewed and updated to ensure their relevance for the locations to which they apply. Whilst local employment policies and procedures are developed by each business according to its own circumstances, the following key principles of employment are applied consistently throughout the Group:

> employees are recruited, retained, trained and promoted on the basis of their suitability for the job, without discrimination in terms of race, religion, national origin, colour, gender, age, marital status, sexual orientation or disability (whether in existence at the commencement of employment or developing subsequently) unrelated to the task at hand. In South Africa this principle is balanced with the requirement to address issues of employment equity and transformation, and the local businesses' practices take due account of this;
> clear goals are established, together with training and feedback on performance, to deliver the Group or business objectives;
> a working environment is provided that at least meets the health and safety standards of the Group and local regulations and allows employees to work to the best of their abilities, free from discrimination and harassment;
> employee involvement, consultation and communication are promoted through in-house publications, briefings, roadshows and internet-based channels and relevant employee representative bodies; and
> the efforts of employees in contributing to the success of the Group are appropriately recognised. Compensation systems are structured to recognise and reward both the efforts of individuals and the performance of the sector of the business in which they work.

Various initiatives have been implemented to enhance talent management processes across the Group including:

> agreeing a common set of values to be applied consistently across the Group and embedding their adoption and implementation through surveys, road shows, written media and incorporation into the performance appraisal cycle;
> identifying international and other cross-business employment opportunities to develop talented individuals across the Group;
> reviewing and revising senior executive incentive schemes to create greater alignment with shareholders' interests and revising benefit arrangements where required to make a market competitive offering within the Group "total cost to company" remuneration approach
> setting an objective for each of the Group's businesses to be an employer of choice, supported by the creation of centres of excellence in human resource practice in the larger and more established businesses, which support and assist the development and implementation of world-class practice in the Group's newer and smaller businesses;
> using the Top Leadership Group, of approximately 100 senior people from across the Group, to communicate and promote strategic initiatives and talent management initiatives; and
> continuing to focus on leadership and management development, supported by the Old Mutual Business School in Cape Town.

The benefits of a continuous drive to promote performance management across the Group over the last three years are now being seen in improvements in performance management processes and culture, measurement of performance and delivery, and the relationship between performance and reward.

Key initiatives at the Group's South African businesses during the year included:

> HIV/AIDS workplace programmes, which enable improved access to counselling of employees and their families on HIV/AIDS-related issues; and
> acceleration of employment equity primarily through the structures and partnership set up within the Black Economic Empowerment arrangements, which were implemented in the South African businesses in 2005, as well as through voluntary early retirement, management transformation and cultural diversity programmes.

Directors' shareholdings and share dealings

During 2005, the Remuneration Committee adopted guidelines on shareholdings by executive directors of the Company. Under these, the Chief Executive is expected to build up a holding of shares in the Company equal in value to at least 150% of basic annual salary within five years of appointment; the equivalent figure for other executive directors is 100% of basic annual salary. The Board has considered whether to adopt a shareholding requirement for non-executive directors, but does not consider this to be necessary or appropriate, in view of the importance of their being seen to be independent.

All directors of the Company, together with other persons discharging managerial responsibilities in relation to the Company and other employee insiders of the Group, are restricted persons for the purposes of the Model Code annexed to Section LR9 of the Listing Rules of the Financial Services Authority. That Code imposes restrictions on the periods when restricted persons may deal in affected securities (which comprise shares and other listed securities of the Company and other quoted entities within the Group). Dealings by restricted persons during open periods must be pre-cleared through the appropriate designated officer of the Company, and any dealings in affected securities by the directors or other persons discharging managerial responsibilities are required to be publicly announced once they have been notified to the Company. The lists of persons discharging managerial responsibilities and other employee insiders are regularly reviewed. Currently all members of the Management Board are regarded as persons discharging managerial responsibilities.

Directors' indemnities

Following a change in applicable UK law introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004, the Company has entered into formal deeds of indemnity in favour of each of the directors. These are all dated 19 October 2005, except for Mr Khoza, whose deed is dated 24 February 2006. A specimen copy of the indemnities is available for inspection in the Corporate Governance section of the Company's website.

Supplier payment policy

In most cases suppliers of goods or services to the Group do so under standard terms of contract that lay down terms of payment. In other cases, specific terms are agreed to beforehand. It is the Group's policy to ensure that the terms of payment are notified in advance and adhered to. The Company has signed the Better Payment Practice Code, an initiative promoted by the Department of Trade and Industry in the UK to encourage prompt settlement of invoices.

The total outstanding indebtedness of the Company (and its service company subsidiary, Old Mutual Business Services Limited) to trade creditors at 31 December 2005 amounted to £2,688,778, corresponding to 25 days' payments when averaged over the year then ended.

Charitable contributions

The Company, its subsidiaries in the UK, and the Old Mutual Bermuda Foundation collectively made charitable donations of £382,000 during 2005 (2004: £234,000). In addition, the Group made a wide range of other significant donations to charitable causes and social development projects, as described in more detail in the Corporate citizenship section of this document.

Environmental matters

A description of the Group's environmental policy and activities during 2005 is contained in the Corporate citizenship section of this document.

Other Directors' Report matters

Political donations

The Group made no EU or other political donations during the year.

Dividend

The directors recommend a final dividend of 3.65p per share, which, together with the interim dividend of 1.85p per share paid in November 2005, makes a total dividend for the year of 5.5p per share. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 31 May 2006 to members on the register at the close of business on 21 April 2006.

Shareholders on the South African, Malawi and Zimbabwe branch registers, on the Namibian section of the principal register, and those who held their shares through the Swedish nominee, VPC AB, will be paid the final dividend in the respective local currencies of those territories by reference to the relevant exchange rates prevailing on 28 March 2006, as determined by the Company. The equivalents of the recommended Sterling dividend in these currencies will be announced by the Company on 29 March 2006. It is expected that payment will be made via dividend access trust mechanisms in the case of South Africa, Malawi, Zimbabwe and Namibia. This means that holders of shares on the South African branch register will receive their dividend from a South African domestic entity and will therefore not be subject to the South African tax on foreign dividends in relation to it.

The Board's policy on dividends is to seek to achieve steadily increasing returns to shareholders over time, reflecting the underlying rate of progress and the cash flow requirements of its businesses. The Board anticipates declaring an interim dividend for the current year in August 2006, for payment at the end of November 2006.

Share capital

The Company's issued share capital at 31 December 2005 was £408,995,769 divided into 4,089,957,690 Ordinary Shares of 10p each (2004: £385,394,299 divided into 3,853,942,990 Ordinary Shares of 10p each). During the year ended 31 December 2005, a total of 5,334,700 shares in the Company were issued under the Group's share option schemes (other than the schemes introduced as part of the BEE ownership arrangements) at an average price of 92p each and a further 230,680,000 shares were issued pursuant to the Company's BEE ownership arrangements. Subsequent to the year end, the Company has issued 1,266,284,619 shares in connection with its acquisition of Skandia and 96,584 shares under its share option schemes at an average price of 90p each, increasing its issued share capital at 24 February 2006 to £535,633,889.30 divided into 5,356,338,893 Ordinary Shares of 10p each.

Authorities from the shareholders for the Company to make market purchases of, and/or to purchase pursuant to contingent purchase contracts relating to each of the four African stock exchanges on which the Company's shares are listed, up to an aggregate of 385,442,000 of its own shares were in force at 31 December 2005. No purchases of shares were made pursuant to any of those authorities during the year then ended.

Substantial interests in shares

At 24 February 2006, the following substantial share interests had been declared to the Company in accordance with Part VI of the Companies Act 1985 (percentages being calculated in accordance with the above-mentioned increased issued share capital at that date):

	Number of shares	% of total issued shares
Public Investment Corporation of the Republic of South Africa	298,008,885	5.57
Old Mutual Life Assurance Company (South Africa) Limited	275,205,936[1]	5.14
Old Mutual Asset Managers (South Africa) (Pty) Limited (for Group Employee Benefit Trusts)	206,985,671	3.86
FMR Corp. and Fidelity International Limited	205,580,850	3.84
Legal & General Group plc	164,506,029	3.07

Note:

1 The aggregate holdings of the Group's life businesses in South Africa, Malawi, Namibia and Zimbabwe were 289,450,640 shares representing 5.40% of the total issued share capital at 24 February 2006.

Business review

The Chief Executive's statement and the Group business review contained in this document include a review of the year and the outlook for the Group. The Group business review has been expanded this year in preparation for full compliance with the requirements for a Business Review under the EU Modernisation Directive in 2006. The Company will also monitor developments in the continuing debate about Operating and Financial Reviews. The Group's profit, appropriations and financial position are shown in the financial statements.

Going concern

The Board has satisfied itself that the Group has adequate resources to continue in operation for the foreseeable future. The Group's financial statements have accordingly been prepared on a going concern basis.

By order of the Board

Martin C Murray
Group Company Secretary
27 February 2006

Remuneration Report

This Remuneration Report has been prepared by the Remuneration Committee (referred to in this report as the Committee) and has been approved by the Board of the Company.

The figures included in the sections of this report headed "Directors' interests under employee share plans" on pages 63 and 64 and "Directors' Emoluments" on pages 65 and 66 have been audited by KPMG Audit Plc as required by the Directors' Remuneration Report Regulations 2002. Their audit report is set out on page 72. The information in the remainder of this report has not been audited.

Membership and role of the Committee
The Committee consists of non-executive directors who are all considered by the Board to be independent. Mr Bogni is Chairman of the Committee and the other members throughout 2005 were Mr Andrews, Mr Broadhurst and Mr Marks. Mr Collins was Chairman of the Committee until 11 May 2005, when he ceased to be a member of the Committee upon becoming Chairman of the Board. The Company Secretary, Mr Murray, acts as Secretary to the Committee.

The Committee is responsible for:

> determining the remuneration, incentive arrangements and benefits, including pension rights and any compensation payments, of the executive directors;
> determining the remuneration of the Chairman of the Board and monitoring and approving the level and structure of remuneration of senior management who report directly to the Chief Executive, together with the Company Secretary; and
> reviewing, monitoring and approving, or recommending for approval, share incentive arrangements of the Company.

The full terms of reference of the Committee are published on the Company's website and are also available from the Company Secretary.

During the year under review, the Committee met four times. The meetings were attended by all of the then members of the Committee, save for one from which Mr Andrews was absent and one from which Mr Marks was absent. The Board accepted the recommendations made by the Committee during the year without amendment.

The Committee retained Hewitt Bacon & Woodrow, a leading firm of UK remuneration consultants, as its independent advisers throughout 2005 and a representative of that firm attended all scheduled meetings. The terms of the letter of engagement of Hewitt Bacon & Woodrow are published on the Company's website and are also available on request from the Company Secretary. Any work that the Company wishes Hewitt Bacon & Woodrow to do on its behalf, rather than for the Committee, is pre-cleared with the Chairman of the Committee with a view to avoiding any conflicts of interest. Hewitt Bacon & Woodrow advised the Company during the year in connection with certain aspects of its employee share plans.

The Committee was also assisted during the year by Kevin Stacey of the Group Human Resources department. That department provides supporting materials for matters that come before the Committee, including comparative data and justifications for proposed salary, benefit, bonus and share awards and criteria for performance targets and appraisals against those targets. It uses the services of external advisers as necessary. The Chairman of the Committee has access to, and regular contact with, the Group Human Resources department independently of the executive directors.

Remuneration policy
The Company embraces the principles and complies with the provisions of the Combined Code relating to directors' remuneration.

The guiding principles which the Committee has applied during 2005, and which it intends to continue to apply, are as follows:

> to take account of appropriate benchmarks, while using such comparisons with caution, recognising the risk of an upward ratchet of remuneration levels with no corresponding improvement in performance. Members of the UK FTSE 100 Index provide the benchmark for UK-based executive directors, with particular reference to peer companies in the finance sector and of similar market capitalisation;
> to be sensitive in determining, reviewing, monitoring or approving matters under its remit in relation to pay and employment conditions around the Group where relevant;
> to make a significant percentage of potential maximum rewards conditional on both short-term and long-term performance. These rewards include share-based incentives, in order to align the executive directors' interests closely with those of shareholders;
> to provide an opportunity for overall remuneration packages to be in the upper quartile of the comparator group through payments under short-term and long-term incentive schemes if superior performance is delivered, while the fixed elements of remuneration remain benchmarked at or below appropriate median levels;
> to focus attention on the main drivers of shareholder value by linking performance-related remuneration to clearly defined objectives and measurable targets; and
> to attract, retain and motivate individuals of the exceptional calibre needed to lead the international development of the Group.

The Committee's policy is influenced by the need to be competitive with other international financial services groups, whilst also aiming to avoid paying more than is necessary.

The Committee seeks, where it considers appropriate, the views of institutional investors (including representative groups such as the Association of British Insurers (ABI)) on any significant changes to remuneration structures applicable to the executive directors or affecting the structure of the Company's share incentive arrangements. During 2005, it consulted about the three new employee share schemes introduced as part of the Company's Black Economic Empowerment proposals and also about proposed changes to performance targets under existing share incentive plans in the context of the Company's acquisition of Skandia.

Directors' remuneration packages

Remuneration during 2005 for Mr Sutcliffe and Mr Roberts comprised a basic salary, a benefit allowance, an annual performance-based short-term incentive award paid partly in cash and partly in restricted shares, a bonus matching plan, and participation in the Company's share option schemes. Each of these elements is described in more detail below.

The Committee reviews the structure of the executive directors' remuneration packages annually to satisfy itself that the balance between fixed and variable remuneration and short-term and long-term incentives and rewards remains appropriate.

Basic salary

In setting the basic salary of each executive director, the Committee takes into account market benchmarks for the director concerned, together with any changes in role or responsibility. This is consistent with the reward structure in place for executives below Board level and that used by comparable companies.

Benefits and benefit allowance

Life cover up to four times the UK statutory earnings cap and disability cover up to the free cover limit of £120,000 were provided to Mr Sutcliffe and Mr Roberts at the Company's expense during the year as part of a Company-wide insurance policy.

In relation to any further benefits provided to the executive directors and other senior UK executives, the Company uses a cash-based package approach and provides a benefit allowance (equal to 35% of basic salary for Mr Sutcliffe and Mr Roberts) in lieu of contributions to pension funds and certain other benefits that would be usual at that level. Recipients of the benefit allowance may use it to purchase benefits from independent suppliers of their choice or, if they wish, participate in benefit arrangements established for Group employees in the UK.

Participation in any Group benefit, including the defined contribution pension arrangement, must be fully funded from the benefit allowance on a commercial basis. Mr Sutcliffe and Mr Roberts are both members of the defined contribution section of the Old Mutual Staff Pension Fund, and the Company made contributions to that fund on behalf of both members during 2005, from their benefit allowances.

Short-term incentive awards

The executive directors' short-term incentive scheme provides a maximum potential award equal to 130% of basic salary, of which two-thirds is payable in cash and the balance in restricted shares of the Company. For the awards made in 2005 relating to performance during 2004, such restricted shares were subject to the attainment of the same performance conditions as apply to the bonus match shares described below and do not attract dividends during the restricted period. At the start of the 2005 bonus year the Committee decided that these shares, although deferred, had already been earned based on 2005 performance and that further performance conditions were not justified. Accordingly, restricted shares to be awarded to the executive directors in 2006 as part of the short-term incentive for 2005 will not have performance targets attached and will attract dividends pending vesting.

Achievement of financial targets based on the Group's results for the year accounted for a potential maximum short-term incentive of 110% of basic salary for Mr Sutcliffe and 90% for Mr Roberts. These financial performance targets were subdivided between adjusted earnings per share (EPS), which accounted for 70% of the financial targets component, and return on average equity (RoAE), which accounted for the other 30%. The EPS component (after adjustment for the effects of International Financial Reporting Standards (IFRS) and dilution caused by the Group's Black Economic Empowerment ownership transactions completed in August 2005) was calibrated in such a way that the maximum payment would only be made upon the attainment of EPS of 16.5p, and no part of this element of the bonus would be paid if EPS was less than 14.3p (which was the Company's EPS under IFRS in 2004). For RoAE, the range was 15% to 20%.

The outcomes for EPS and RoAE were 18.2p and 18.5% respectively and the percentage of basic salary earned by Mr Sutcliffe was 100% and that by Mr Roberts was 82%.

The balance of the maximum short-term incentive award, equal to 20% of basic salary for Mr Sutcliffe and 40% for Mr Roberts, was related to the fulfilment of specific personal objectives agreed by the Committee at the start of the year. These were subject to a formal performance appraisal at the end of 2005 and, based on those performance appraisals, the Committee determined that, out of the maximum 20% for Mr Sutcliffe 16% should be paid and, out of the maximum 40% for Mr Roberts, 35% should be paid.

Personal objectives are established each year in the light of what are considered to be the key deliverables for each member of the executive management and these are reviewed and approved by the Committee.

Bonus match

The Committee has determined that both Mr Sutcliffe and Mr Roberts may elect to invest some or all of the cash element of their short-term incentive award for 2005 in shares in the Company in order to receive a matching award of restricted shares. The value of the matching award will be equal to the gross value of the amount used to purchase shares, namely before deduction of income tax and employees' National Insurance contributions. The matching shares will cease to be subject to restrictions on the third anniversary of the award date, provided that: (1) a performance condition has been satisfied, namely that the Group's EEV EPS in Sterling increases by at least 9% above the increase in the UK Retail Price Index (UK RPI) over the three-year period commencing on 1 January in the year of the award; (2) the shares purchased using the cash element of the recipient's short-term incentive award are retained until the third anniversary of the award date; and (3) the recipient remains employed by the Group until the third anniversary of the award date.

Long-term incentive awards

Details of the executive directors' long-term incentive awards are set out under the heading "Directors' interests under employee share plans" below.

Employee share plans

Share Option and Deferred Delivery Plan (SOP)
The SOP is generally used for the grant of executive options to qualifying senior employees. Awards under the SOP are phased annually so that no undue incentive arises in relation to any year of maturity. Regular annual grants were made under this plan in April 2005 and interim grants, for new appointments or promotions, were made in October 2005. Options granted during 2005 have a maximum life of six years.

Restricted Share Plan (RSP)
The RSP is used: (i) to assist in recruiting and retaining key individuals by making awards of shares which are restricted for three or more years and are subject to forfeiture in the event of prior termination of employment, unless special circumstances apply; (ii) to grant bonus match awards, as described above; (iii) to make contingent awards of shares subject to a three-year holding period as a form of payment of short-term and long-term incentive awards based upon performance evaluation for the prior year; and (iv) to make awards of restricted shares under long-term incentive and affiliate equity plans for the Group's US asset management business.

Black Economic Empowerment Share Incentive Plans
During the year, three new share incentive plans were introduced as part of the Company's Black Economic Empowerment ownership transactions. These plans will be used: (i) to enable primarily black management and staff of Old Mutual South Africa (OMSA) to participate in ownership of shares in the Company; and (ii) to incentivise eligible employees of OMSA through these newly-created share incentive plans, rather than through the SOP and the RSP. A brief overview of each of the plans is provided below:

The OMSA Broad-Based Employee Share Plan
The purpose of this Plan was to reward all permanent staff of OMSA who had not participated in any other share scheme of the Company with an award of shares in the Company. The grant of share awards under this Plan was made in October 2005 and there is currently no intention for further awards to be made.

The OMSA Senior Black Management Share Plan
This Plan is designed to assist OMSA in attracting and retaining senior black management in light of the increased competition for talented and experienced black management. Participation is limited to black executive, senior or middle management who are permanent employees of the participating companies and is in addition to the normal annual share incentive allocations to these employees under the OMSA Management Incentive Share Plan described below. The first allocation of awards was made in October 2005 and future awards may be made to new hires or to existing employees when they are promoted.

The OMSA Management Incentive Share Plan
This Plan forms part of OMSA's remuneration strategy to attract, reward and retain senior and middle management. Participation is limited to any executive, senior or middle management employee of the companies approved by the directors for participation. The Plan provides for both the award of restricted shares and the grant of options. Awards under this Plan are phased annually so that no undue incentive arises in relation to any year of maturity. Options granted during 2005 have a maximum life of six years.

Savings-Related Share Option Scheme (Sharesave)
The Group operates a savings-related share option scheme, which provides a savings and investment opportunity for full-time and part-time employees of the Group's participating UK businesses. Options may normally be exercised after three or five years at a price equivalent to not less than 80% of the market value of the shares at the date of invitation to participate.

Performance targets
In choosing the performance targets for the SOP, the RSP and, where applicable, the BEE Plans, the Committee has considered the merits of EPS-based targets against alternative possibilities, such as comparative performance against a selected group of other companies. The Committee has determined that growth in EPS is currently the most appropriate criterion, as the Company's mix of businesses and geographical profile, together with the volatility of life assurance peers, makes it difficult to establish a suitable basket of comparator businesses.

Grants made under the SOP in 2005 were subject to: (i) as to one half of the shares comprised in each grant, a Sterling-denominated EPS performance target linked to UK RPI; and (ii) as to the other half of the shares comprised in each grant, a Rand-denominated EPS performance target linked to the South African Consumer Prices Index (SA CPI). The minimum target for option grants of up to 100% of basic salary was that growth in EPS must exceed the accumulated growth in: (i) as to one half of the shares, UK RPI over the three-year vesting period plus 9%; and (ii) as to the other half of the shares, SA CPI over the three-year vesting period plus 9%. Higher targets apply to grants in excess of 100% of basic salary, namely up to 12% above the relevant indices for multiples of between 100% and 200% of basic salary and up to 15% above the relevant indices for multiples (where applicable) of over 200% of basic salary. RSP awards made to the executive directors in 2005 (bonus match and deferred STI awards) were also subject to the first tier target described above. The Committee considers these to be demanding performance targets in the current market environment.

As a result of the introduction of IFRS it was necessary to convert the base year EPS, for any share or option awards with performance targets determined by 2005 and 2006 results, from a UK GAAP basis to an IFRS basis. For this purpose growth rates in UK GAAP EPS, from respective start dates of the performance periods up to final results in 2004, were used to reset the base years' EPS to an IFRS basis so that IFRS EPS "equivalent" numbers replaced the original UK GAAP EPS. The validity of the conversion methodology and the rebased EPS numbers were confirmed by both the Committee's independent remuneration advisers, Hewitt Bacon & Woodrow, and the Company's auditors, KPMG Audit Plc, prior to approval by the Remuneration Committee.

For awards made from 2006 onwards, EPS will be measured in Sterling terms only (as opposed to being measured in both Sterling and Rand terms, as has been the case since 2002), and growth in EEV EPS will be measured rather than growth in IFRS EPS. The Committee believes that EEV EPS is a more suitable measure of performance as a result of the Company's acquisition of Skandia. The rationale for the change to EEV EPS was described in the shareholder circular relating to the Company's offer for Skandia and was also discussed with key institutional investors prior to the issue of that circular.

The Committee will keep the suitability and incentivising effect of performance target-linked share-based remuneration under periodic review.

Dilution limits

In accordance with the governing rules of the various share incentive plans, there is a maximum dilution limit of 10% (over a 10-year period) of the Company's issued ordinary share capital under all share incentive plans and a 6% limit (over a 10-year period) under discretionary share incentive plans. Shareholder approval was obtained at the Company's Extraordinary General Meeting on 6 July 2005 for the latter limit to be increased to 6% from its previous level of 5% as a result of the Company's Black Economic Empowerment ownership transactions.

For the purposes of calculating these limits, any awards that are satisfied by transfer of pre-existing issued shares (e.g. shares acquired through employee benefit trusts) and any shares comprised in any option that has lapsed are disregarded. The Company at all times complies with these limits.

Directors' interests under employee share plans

Awards under the SOP granted to Mr Sutcliffe and Mr Roberts in 2005 were over shares equal in value to one times their respective basic salaries at the time of grant. The quantum of annual awards made to the executive directors is decided by the Committee in the light of evaluation of their performance in the previous year.

The following options and rights over shares in the Company were outstanding in favour of directors of the Company under the share schemes described above at 31 December 2005, those granted during the year then ended being highlighted in bold, and those that vested or were released after the year end being printed in italics:

	Share plan	Date of grant	Number of shares	Exercise price	Date exercisable or receivable
J V F Roberts	SOP	04.03.02	357,000	95.25p	04.03.05-04.03.08
	SOP	*26.02.03*	*788,406*[1]	*86.25p*	*27.02.06-26.02.09*
	RSP	*26.02.03*	*69,151*[1]	*nil*	*released*
	SOP	03.03.04	661,418	95.25p	03.03.07[2]-03.03.10
	RSP	03.03.04	35,695	nil	03.03.07[2]
	SOP	**26.04.05**	**304,348**	**126.5p**[3]	**26.04.08**[2]**-26.04.11**
	RSP	**27.04.05**	**283,058**[4]	**nil**	**27.04.08**[2]
	Sharesave	**27.05.05**	**9,199**	**103.0p**[5]	**01.07.08-31.12.08**
J H Sutcliffe	SOP	04.03.02	524,950	95.25p	04.03.05-04.03.08
	Sharesave	05.04.02	19,939	83.0p	01.06.07-30.11.07
	SOP	*26.02.03*	*1,159,421*[1]	*86.25p*	*27.02.06-26.02.09*
	RSP	*26.02.03*	*155,853*[1]	*nil*	*released*
	SOP	03.03.04	944,882	95.25p	03.03.07[2]-03.03.10
	RSP	03.03.04	83,989	nil	03.03.07[2]
	SOP	**26.04.05**	**434,783**	**126.5p**[3]	**26.04.08**[2]**-26.04.11**
	RSP	**27.04.05**	**475,441**[4]	**nil**	**27.04.08**[2]

Save as mentioned in the table above, there have been no changes in the directors' interests in any of the Group's employee share plans between 31 December 2005 and 27 February 2006. The details of the restricted share releases detailed above are as follows:

	Date of release	Number of shares	Share price at date of release	Gross value at date of release	Net value after income tax and employees National Insurance contributions	Shares sold to cover income tax, employee National Insurance liabilities and dealing costs	Shares retained
J V F Roberts	27.02.06	69,151	193.75p	£133,980	£79,048	28,551	40,600
J H Sutcliffe	27.02.06	155,853	193.75p	£301,965	£178,159	64,360	91,493

Notes:

1 As a result of the successful achievement of EPS-based performance targets, the options and restricted share awards granted on 26 February 2003 vested in full on 27 February 2006. This was a day later than the third anniversary, owing to the fact that the Company did not announce its results until 27 February 2006 at which time it was ascertained that the performance targets had been met.

2 Subject to the fulfilment of performance targets prescribed by the Committee, under which:
- options granted under the SOP are subject to the GBP/ZAR growth targets from date of grant to vesting as described under the section headed "Performance targets" above.
- restricted shares awarded in 2004 and 2005 in conjunction with the investment by the director concerned of some or all of his net bonus for shares in the Company are subject to the first tier of the GBP/ZAR growth targets from date of grant to vesting as described under the section headed "Performance targets" above. No entitlement to dividends applies to these restricted shares, pending vesting. Vesting of the deferred STI awards made in 2005 to the executive directors in the form of restricted shares is also subject to this first tier growth target. Out of the total number of restricted shares awarded in 2005 to Mr Roberts, 109,520 shares were in relation to deferred short-term incentives and 173,538 shares were awarded by way of bonus match, in conjunction with his investment of part of his net cash bonus for 2004 in shares in the Company. The equivalent numbers for Mr Sutcliffe (who invested the whole of his cash bonus in shares in the Company) were 159,508 and 315,933 shares respectively.

3 Options granted under the SOP on 26 April 2005 were based on the closing middle market price of the Company's shares on the London Stock Exchange on 25 April 2005.

4 The numbers of shares awarded under the RSP on 27 April 2005 were calculated by reference to a price of 125.8p per share, being the price at which shares were acquired for the account of the director concerned with some or all of his net of tax bonus for the year ended 31 December 2004.
5 The Sharesave option price was determined as 20% below the average of the Company's share price between 5 and 9 May 2005. The Company's share price at the date of grant (27 May 2005) was 120p.

During the year the following restricted shares awarded under the RSP were released to the executive directors. The recipients paid the associated income tax and employee's National Insurance contributions arising from their receipt out of their own funds, enabling them to retain all of the shares.

	Date of release	Number of shares	Share price at date of release	Gross value at date of release
J V F Roberts	22.08.05	50,200	135p	£67,770
	04.03.05	39,179	140p	£54,850
J H Sutcliffe	04.03.05	68,631	140p	£96,083

During the year, the following Sharesave option was exercised by Mr Roberts.

	Date of exercise	Number of shares	Exercise price per share	Share price at date of exercise
J V F Roberts	01.06.05	11,445	83p	116p

2006 Remuneration Arrangements for the Executive Directors
Mr Sutcliffe's basic salary for 2006 has increased from £550,000 p.a. to £700,000 p.a. and Mr Roberts' basic salary has increased from £385,000 p.a. to £475,000 p.a. Both increases were considered by the Committee to be appropriate in the light of comparative market data, which indicated a significant gap between both their base pay and total remuneration against FTSE financial services sector and market capitalisation median benchmarks.

The overall value and structure of short-term and long-term incentives for 2006 has not changed; however the review of the performance targets for share incentives resulting from the acquisition of Skandia, highlighted the need for inclusion of embedded value (EEV) metrics. The Group-based financial targets attached to the short-term incentives of the executive directors of the Company have accordingly been changed as follows:

2005 Metrics	Weight
IFRS EPS	70%
RoAE	30%

2006 Metrics	Weight
IFRS EPS	25%
RoAE	25%
EEV EPS	25%
RoEV	25%

Executive Directors' Service Contracts
Directors holding executive office have service contracts with the Company. Their terms are considered by the Committee to provide a proper balance of responsibilities and security between the parties.

The Company's policy is to fix notice periods for executive directors at a maximum of 12 months. Compensation for loss of office, where applicable, is tailored to reflect the Company's contractual obligations and the obligation on the part of the employee to mitigate loss.

Mr Sutcliffe and Mr Roberts have service contracts terminable by the Company on 12 months' notice. If not terminated, these contracts can continue until the director attains the age of 60 (i.e. until 20 April 2016 for Mr Sutcliffe and 7 June 2017 for Mr Roberts). Their current contracts are dated 6 February 2002 and 15 November 2002 respectively.

Mr Roberts' contract contains a liquidated damages provision under which, if the Company terminates his employment other than for cause or if he is constructively dismissed, the Company is required to pay him compensation for the period of unexpired notice equal to three-quarters of his then annual salary and benefit allowance plus a further three-eighths of annual salary on account of potential bonus entitlement. This has been agreed to constitute a genuine pre-estimate of his loss over the notice period after taking into account appropriate mitigation. Mr Sutcliffe's contract does not contain any provisions quantifying compensation that would be payable on early termination.

Non-Executive Directors' Terms of Engagement
The terms of engagement of the eight non-executive directors (other than the Chairman, Mr Collins) provide for their positions to be held at the will of the parties, i.e. on terms that they may be terminated by either side without notice. However, it is envisaged that they will remain in place on a three-year cycle, in order to provide assurance to both the Company and the non-executive director concerned that the appointment is likely to continue.

The Board has determined that, in the absence of exceptional circumstances, no non-executive director's cycle of appointment should be renewed more than twice, i.e. that non-executive directors should serve a maximum of nine years in that role, and that no non-executive director should continue in office beyond his seventieth birthday. The renewal of non-executive directors' terms for successive three-year cycles is not automatic, with the continued suitability of each non-executive director being assessed by the Nomination Committee. A particularly searching review is carried out after the second three-year cycle.

Mr Collins was first appointed to the Board on 25 March 1999 and his second three-year term was due to expire on 24 March 2005. His contribution to the Board was assessed as part of the process leading to the Board's decision to appoint him as Chairman in succession to Mr Levett. He entered into a new engagement letter with the Company in January 2005 setting out the terms applicable to his role as Chairman from May 2005. Under these terms, subject to: (1) 12 months' notice at any time given by either the Company or Mr Collins; (2) his being duly re-elected at any intervening Annual General Meetings; and (3) the provisions of the Company's Articles of Association relating to the removal of directors, Mr Collins' appointment may continue until his seventieth birthday (19 January 2010).

Mr Marks', Mr Edey's and Professor Nkuhlu's appointments are each expected to last for an initial term of three years from their dates of appointment (i.e. until 31 January 2007, 23 June 2007 and 29 February 2008 respectively).

Mr Bogni and Mr Andrews are now both in their second three-year terms, which run until 31 January 2008 and 31 May 2008 respectively.

Mr Broadhust is now in his third three-year term, which runs until 24 March 2008.

Mr Khoza was appointed to the Board on 27 January 2006 and his appointment is expected to last for an initial term of three years (i.e. until 26 January 2009).

Mr Clewlow will retire from the Board (and also cease to be a member of the Nomination Committee) at the conclusion of the Annual General Meeting on 10 May 2006.

Mr Levett retired as Chairman at the conclusion of the Annual General Meeting on 11 May 2005. No compensation or terminal payment was paid to him by the Company in connection with his retirement.

Non-Executive Directors' Fees

The Company's policy on remuneration for non-executive directors is that this should be fee-based and the Company has regard, in setting such fees, to market data on fees paid to non-executive directors by other members of the FTSE 100 Index, as well as considering the time commitment involved in fulfilling their roles. It is also the Company's policy that neither the Chairman nor any of the other non-executive directors should receive share incentive awards linked to share price or company performance.

The basic fee for non-executive directors (other than the Chairman) was £36,500 p.a. in 2005. Additional fees were payable during 2005 for: Chairmanship (£14,000 p.a.) and membership (£5,000 p.a.) of the Group Audit Committee; Chairmanship (£9,000 p.a.) and membership (£3,000 p.a.) of the Remuneration Committee; membership of the Nomination Committee (£2,500 p.a.) (fees for the Chairmanship of this Committee having been waived by Mr Levett and his successor, Mr Collins); and Chairmanship (£5,000 p.a.) and membership (£1,500 p.a.) of the Actuarial Review Committee.

Following a review carried out in November 2005 by a sub-committee appointed for the purpose by the Board, on which none of the non-executive directors whose fees were being determined sat, the basic fee for non-executive directors (other than the Chairman) was increased to £45,000 p.a. from 1 January 2006. Also, with effect from that date the fees payable for Chairmanship and Membership of the Group Audit Committee increased by £1,000 p.a. to £15,000 p.a. and £6,000 p.a. respectively. There is also no longer a fee payable for membership of the Nomination Committee. Non-executive directors' fees are reviewed annually.

Mr Collins' fee as Chairman was £235,000 p.a. in 2005 and was increased to £250,000 p.a. with effect from 1 January 2006. In addition, the Company provides him with an office at its headquarters in London. On 14 December 2005, Mr Collins entered into a hire agreement to the value of £860 with Old Mutual plc in relation to its Home Computer Initiative. This amount is repayable to the Company via a salary sacrifice arrangement over a three-year period which commenced in January 2006.

Directors' Emoluments

1) Remuneration

Remuneration for the years ended 31 December 2005 and 31 December 2004 (including, in each case, remuneration from offices held with the Company's subsidiaries, Old Mutual Life Assurance Company (South Africa) Limited (OMLAC (SA)), Old Mutual (US) Holdings, Inc. (OMUSH), Nedbank Group Limited (Nedbank) and Mutual & Federal Insurance Company Limited (Mutual & Federal), where relevant) was as follows:

	Salary and fees £000	Bonus £000	Benefits and benefit allowance £000	Pension £000	Total £000
Year to 31 December 2005					
C D Collins	170	–	10[1]	–	180
J V F Roberts	385	450[2]	133[1]	20[3]	988
J H Sutcliffe	550	639[2]	250[1]	18[3]	1,457
N D T Andrews	83[4]	–	12[1]	–	95
R Bogni	55	–	10[1]	–	65
N N Broadhurst	57	–	5[1]	–	62
W A M Clewlow	243[5]	–	7[1]	–	250
R P Edey	44	–	3[1]	–	47
M J P Marks	42	–	10[1]	–	52
W L Nkuhlu	49[6]	–	–	–	49
Former director					
M J Levett	92	–	33[1]	–	125
Year to 31 December 2004					
M J Levett	250	–	57[1]	–	307
J V F Roberts	350	409[2]	121[1]	20[3]	900
J H Sutcliffe	500	596[2]	215[1]	18[3]	1,329
N D T Andrews	79[4]	–	17[1]	–	96
R Bogni	47	–	9[1]	–	56
N N Broadhurst	54	–	9[1]	–	63
W A M Clewlow	207[5]	–	–	–	207
C D Collins	51	–	11[1]	–	62
R P Edey	21	–	10[1]	–	31
M J P Marks	34	–	10[1]	–	44
Former director					
C F Liebenberg	164[7]	–	6[1]	–	170

Notes:
1 Benefits include cash allowances payable to the executive directors, as well as travel and accommodation costs for directors' spouses to accompany them to certain Board meetings or other corporate events of the Company and its major subsidiaries. The amount of this expenditure is reported to and considered by the Committee, and procedures are in place for such costs to be authorised. The Committee is satisfied that such expenditure is reasonable and in the interests of the Company in enabling the directors concerned to fulfil their roles better.
2 The total short-term incentive is payable two-thirds in cash and one-third in the form of a restricted share award. The cash bonus amounts for 2005 (£300,000 for Mr Roberts and £426,000 for Mr Sutcliffe) are eligible for deferment, at the director's election, into a bonus matching arrangement under the Restricted Share Plan. The bonuses for 2004 were applied net of tax, as to £218,334 gross (in the case of Mr Roberts) and as to £397,487 gross (in the case of Mr Sutcliffe) to purchase shares in the Company, which are held in the name of the director under the bonus matching arrangement under the Restricted Share Plan.
3 Pension contributions were made by the Company in lieu of an equivalent cash payment under the directors' benefit allowance.
4 Includes fees of £36,000 (2005) and £36,000 (2004) from OMUSH.
5 Includes fees of £32,000 (2005) and £34,000 (2004) from OMLAC (SA), and £173,000 (2005) and £127,000 (2004) from Nedbank.
6 Includes fees of £13,000 from OMLAC (SA).
7 Includes fees of £13,000 (2004) from OMLAC (SA), £120,000 (including £46,000 of entitlements arising from previous years) from Nedbank, and £3,000 from Mutual & Federal.

Certain directors waived fees for non-executive directorships held in subsidiary companies totalling £49,000 during the year ended 31 December 2005 in favour of the Company or its subsidiaries. These waivers are expected to continue in effect in the future.

2) Pension benefits
During 2005, Mr Sutcliffe and Mr Roberts continued to elect for the Company to contribute to the Old Mutual Staff Pension Fund (which is a defined contribution scheme) in lieu of an equivalent cash payment under their benefit allowances. The accumulated value of Mr Roberts' funds in that scheme was £139,000 at 31 December 2005 (£96,000 at 31 December 2004) and the accumulated value of Mr Sutcliffe's funds in that scheme was £101,000 at 31 December 2005 (£66,000 at 31 December 2004).

None of the other directors of the Company had any accrued pension fund benefits in any Group pension fund at 31 December 2005 and none of them contributed to any Group pension fund during 2005.

Other Share Scheme Information
A) Subsidiaries' Share Incentive Schemes
The Company's separately listed subsidiaries, Nedbank Group and Mutual & Federal, have their own share incentive schemes which are under the control of the remuneration committees of their respective boards.

During the year, a former director, Mr Laubscher, exercised the following options over shares in Nedbank Group under the terms of the Nedcor Group (1994) Employee Incentive Scheme:

	Date of grant	Number of Nedbank Group shares	Price per share	Date of exercise	Price at date of exercise
R C M Laubscher[1]	10.05.04	45,833	R45.00	31.05.05	R76.2344
	10.05.04	44,208	R45.00	30.06.05	R74.6595

Note:
1 The aggregate amount of gains made by Mr Laubscher under the above exercises was R2,742,753.

The following options expired during 2005:

	Date of grant	Number of Nedbank Group shares	Price per share	Expiry date
R C M Laubscher	01.06.99	110,000	R125.00	01.06.05
	06.11.01	43,000	R131.00	01.07.05
	15.04.02	40,600	R125.00	01.07.05
	11.06.03	22,500	R94.00	01.07.05

B) Option exercises and releases of restricted shares during 2005
Save as set out in A) above and for the release of restricted shares and exercise of a Sharesave Option described under "Directors' interests under employee share plans" earlier in this report, none of the directors of the Company exercised any options or received delivery of any share awards under any of the Group's employee share schemes during 2005.

C) Employee Share Ownership Trusts

The Group operates a number of Employee Share Ownership Trusts (ESOTs), through which it collateralises some of its obligations under employee share schemes relating to the Company's shares. At 31 December 2005 the following shares in the Company were held in ESOTs:

Trust	Country	Old Mutual plc shares held in trust
Capital Growth Investment Trust[1]	Zimbabwe	2,089,738
Old Mutual Employee Share Trust[2]	Guernsey	7,943,010
OMGA Conversion Trust[4]	South Africa	1,558,872
OMGA Limited Trust[4]	South Africa	25,588,503
OMIOPT Limited Trust[4]	South Africa	160,813
OMIOPT Share Trust[4]	South Africa	1,085,226
OMSA Broad-Based Employee Share Trust[3]	South Africa	31,254,207
OMSA Management Incentive Trust[3]	South Africa	83,700,000
OMSA Share Trust[4]	South Africa	63,638,050

Notes:

1 The Capital Growth Investment Trust is used to satisfy restricted share awards or Deferred Delivery Shares in Zimbabwe. Any surplus shares held in trust because of non-vesting are taken into account when purchasing shares in respect of future grants.

2 The Old Mutual Employee Share Trust is primarily used to satisfy awards under the Old Mutual Restricted Share Plan around the Group (excluding South Africa and Zimbabwe). The strategy is to hold shares approximately equal to the number of shares awarded, but not yet vested, at any time. Any surplus shares held in trust because of non-vesting are taken into account when purchasing shares in respect of future grants.

3 The OMSA Broad-Based Employee Share Trust and the OMSA Management Incentive Trust were established during 2005 to subscribe for and hold shares in the Company in connection with the Black Economic Empowerment ownership transactions relating to Old Mutual South Africa. The OMSA Broad-Based Employee Share Trust holds shares for the purposes of the OMSA Broad-Based Employee Share Plan, while the OMSA Management Incentive Trust holds shares for both the OMSA Senior Black Management Share Plan and the OMSA Management Incentive Plan. Awards to white employees under the OMSA Management Incentive Plan will continue to be settled by the OMSA Share Trust.

4 *There are various trusts in existence in South Africa relating to current and historic share incentive schemes. The strategy for each scheme has been to ensure that sufficient* shares are acquired to match at least 90% of the obligations of each share incentive grant. Where excess shares are held by any of the trusts, transfers between them are made to rebalance holdings appropriately.

The general practice of the ESOTs mentioned above (save for the Black Economic Empowerment-related trusts) is not to vote shares held at shareholder meetings, although beneficiaries of restricted shares may in principle give directions for those shares to be voted. The Trustees of the OMSA Broad-Based Employee Share Trust and the OMSA Management Incentive Share Trust may vote any unallocated shares held in these trusts.

Company Share Price Performance

The market price of the Company's shares was 164.75p (R17.95) at 30 December 2005, ranging from a low of 115p (R13.90) to a high of 165.25p (R18.65) during the year then ended. The graphs below show the total shareholder return on the Company's shares (in green) over the five-year period from 1 January 2001 to 30 December 2005, firstly in Sterling on the London Stock Exchange, compared to the average total shareholder return of other members of the FTSE 100 Index, and secondly in Rand on the JSE, compared to the other members of the Index of 40 leading companies listed on that exchange (the ALSI 40). The Company's opening share price has been re-based to 100 in each case for the purposes of these graphs.

Total shareholder return LSE listing
Old Mutual vs FTSE 100 index


130
110
90
70
50
30
Jan 01
Jan 02
Jan 03
Jan 04
Jan 05
Dec 05

— Old Mutual (LSE listing) total shareholder return
— Total shareholder return of the FTSE 100 index

Source: Datastream

Total shareholder return JSE listing
Old Mutual vs ALSI 40


275
225
175
125
75
25
Jan 01
Jan 02
Jan 03
Jan 04
Jan 05
Dec 05

— Old Mutual (JSE listing) total shareholder return
— Total shareholder return of the ALSI 40

Source: Datastream and I-Net Bridge

In the opinion of the directors, the FTSE 100 Index and the ALSI 40 are the most appropriate indices against which to measure total shareholder return of the Company, as they are indices of which Old Mutual plc is in each case a member and relate to the two markets where most of the Company's shares are held and traded. The Board and Committee also have regard to a variety of other, sector-specific, comparators in reviewing the Company's performance.

Shareholder Approval of the Remuneration Report

An advisory vote on the Remuneration Report will be put to shareholders at the Annual General Meeting on 10 May 2006 in accordance with the Directors' Remuneration Report Regulations 2002.

Rudi Bogni
Chairman of the Remuneration Committee,
on behalf of the Board
27 February 2006

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements

The Directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the Parent Company financial statements on the same basis.

The Group and Parent Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the Group and the Parent Company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Parent Company financial statements, the Directors are required to:

> select suitable accounting policies and then apply them consistently;
> make judgments and estimates that are reasonable and prudent;
> state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
> prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and the Corporate Governance Statement that comply with that law and those regulations.

Summary consolidated income statement
For the year ended 31 December 2005

The following table summarises the Group's results in the consolidated income statement on page 73. Adjusted operating profit represents the directors' view of the underlying performance of the Group. This summary does not form part of the statutory financial statements.

	Notes	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Africa			
Long-term business	3(iv)	467	467
Asset management	3(vii)	86	54
Banking	3(vi)	394	203
General insurance	3(v)	102	101
		1,049	825
North America			
Long-term business	3(iv)	89	97
Asset management	3(vii)	118	87
		207	184
United Kingdom & Rest of World			
Long-term business	3(iv)	8	6
Asset management	3(vii)	15	(5)
Banking	3(vi)	27	23
		50	24
Finance costs		(37)	(49)
Other shareholders' income/(expenses)	3(viii)	(25)	(30)
Adjusted operating profit*		1,244	954
Goodwill impairment	4(i)	(5)	(33)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	58	(27)
Short-term fluctuations in investment return	4(iii)	363	197
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(109)	(99)
Initial costs of Black Economic Empowerment schemes	4(vi)	(72)	–
Income from hedging activities that do not qualify for hedge accounting	4(iv)	–	31
Fines and penalties	4(vii)	–	(49)
Profit before tax (net of income tax attributable to policyholder returns)		1,479	974
Total income tax expense	12	(484)	(344)
Less income tax attributable to policyholder returns		127	62
Income tax attributable to equity holders		(357)	(282)
Profit for the financial year		1,122	692
Profit for the financial year attributable to:			
Equity holders of the parent		867	559
Minority interests – ordinary shares		203	74
Minority interests – preferred securities	13(ii)	52	59
		1,122	692

* For life assurance and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on investments in Group equity and debt instruments held in life funds and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, fines and penalties, initial costs of Black Economic Empowerment schemes, and profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments. Adjusted operating profit excludes income from hedging activities that do not qualify for hedge accounting.

Adjusted operating profit after tax attributable to equity holders of the parent is determined as follows:

	Notes	£m Year to 31 December 2005	Year to 31 December 2004
Adjusted operating profit		1,244	954
Tax on adjusted operating profit	12	(308)	(244)
		936	710
Minority interests – ordinary shares	13(i)	(185)	(94)
Minority interests – preferred securities	13(ii)	(52)	(59)
Adjusted operating profit after tax attributable to equity holders of the parent		699	557

The reconciliation from adjusted operating profit after tax attributable to equity holders to profit for the financial year attributable to equity holders is as follows. Details of the items included in profit before tax but excluded from adjusted operating profit are set out in note 4.

	Notes	£m Year to 31 December 2005	Year to 31 December 2004
Adjusted operating profit after tax attributable to equity holders of the parent		699	557
Goodwill impairment	4(i)	(4)	(17)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	32	(21)
Short-term fluctuations in investment return	4(iii)	294	149
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(109)	(99)
Initial costs of Black Economic Empowerment schemes	4(vi)	(54)	–
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	13(i)	9	–
Income from hedging activities that do not qualify for hedge accounting	4(iv)	–	31
Fines and penalties	4(vii)	–	(41)
Profit for the financial year attributable to equity holders of the parent		867	559

Earnings per share attributable to equity holders	Notes	p Year to 31 December 2005	Year to 31 December 2004
Adjusted operating earnings per share*	14(ii)	18.2	14.9
Basic earnings per share	14(i)	25.1	16.3
Diluted earnings per share	14(i)	24.3	16.3
Adjusted weighted average number of shares – millions	14(i)	3,840	3,738
Weighted average number of shares – millions	14(i)	3,456	3,422

* Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests and excluding income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts of the Group.

Independent auditors' report to the members of Old Mutual plc
For the year ended 31 December 2005

We have audited the Group and Parent Company financial statements (the financial statements) of Old Mutual plc for the year ended 31 December 2005 on pages 73 to 203, which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statement of Changes in Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report that is described as having being audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards "IFRSs" as adopted by the European Union are set out in the Statement of Directors' Responsibilities on page 69.

Our responsibility is to audit the financial statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, and whether the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the financial statements, Article 4 of the IAS regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement on pages 46 to 57 reflects the Company's compliance with the nine provisions of the 2003 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

> the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of the Group's profit for the year then ended;
> the Parent Company financial statements give a true and fair view, in accordance with IFRS, as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the Parent Company's affairs as at 31 December 2005; and
> the financial statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and as regards the financial statements Article 4 of the IAS regulation.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB
Registered Auditor
27 February 2006

Consolidated income statement
For the year ended 31 December 2005

	Notes	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Revenue			
Gross earned premiums		**4,473**	4,114
Outward reinsurance		**(197)**	(140)
Net earned premiums		**4,276**	3,974
Investment income (net of investment losses)	5	**6,569**	4,286
Banking interest and similar income	6	**2,018**	1,936
Fee and commission income, and income from service activities	7	**1,274**	1,085
Other income		**215**	205
Total revenues		**14,352**	11,486
Expenses			
Claims and benefits (including change in insurance contract provisions)		**(7,795)**	(5,901)
Reinsurance recoveries		**226**	143
Net claims incurred		**(7,569)**	(5,758)
Change in provision for investment contract liabilities (including amortisation)		**(1,202)**	(760)
Losses on loans and advances	25	**(103)**	(104)
Finance costs (including interest and similar expenses)	8	**(40)**	(61)
Banking interest expense	9	**(1,254)**	(1,303)
Fees, commissions and other acquisition costs	10	**(389)**	(413)
Other operating and administrative expenses	11	**(2,179)**	(1,954)
Change in provision for third party interest in consolidation of funds		**(80)**	(55)
		(12,816)	(10,408)
Share of associated undertakings' profit after tax	16	**17**	18
Goodwill impairment	4(i)	**(5)**	(33)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	**58**	(27)
Profit before tax		**1,606**	1,036
Income tax expense	12	**(484)**	(344)
Profit for the financial year		**1,122**	692
Profit for the financial year attributable to:			
Equity holders of the parent		**867**	559
Minority interests – ordinary shares	13(i)	**203**	74
Minority interests – preferred securities	13(ii)	**52**	59
		1,122	692

	Notes	Year to 31 December 2005 p	Year to 31 December 2004 p
Earnings and dividend per share			
Basic earnings per share	14(i)	**25.1**	16.3
Diluted earnings per share	14(i)	**24.3**	16.3
Dividend per share	44	**5.35**	4.85
Weighted average number of shares – millions	14(i)	**3,456**	3,422

Consolidated balance sheet
At 31 December 2005

	Notes	At 31 December 2005 £m	At 31 December 2004 £m
Assets			
Goodwill and other intangible assets	15	**1,570**	1,296
Investment in associated undertakings	16	**93**	149
Investment property	17	**847**	690
Property, plant and equipment	18	**538**	512
Deferred tax assets	21(i)	**458**	440
Reinsurers' share of insurance contract provisions	22	**455**	317
Deferred acquisition costs	24	**1,089**	655
Current tax receivable		**29**	20
Loans, receivables and advances	25	**18,456**	16,520
Derivative financial instrument assets	26	**1,604**	2,689
Financial assets fair valued through the income statement	28	**35,378**	28,357
Other financial assets	27	**12,265**	9,763
Short-term securities	29	**1,764**	2,829
Other assets	23	**2,409**	2,074
Cash and balances with Central Banks	30	**3,051**	1,513
Placements with other banks		**568**	392
Total assets		**80,574**	68,216
Liabilities			
Insurance contract provisions	22	**23,258**	18,883
Liabilities fair valued through the income statement (including investment contract liabilities)	31(i)	**20,069**	14,171
Investment contract liabilities carried at amortised cost	31(ii)	**1,118**	864
Third party interests in consolidation of funds		**966**	556
Borrowed funds	32	**1,433**	1,441
Provisions	33	**285**	268
Deferred revenue	35	**138**	139
Deferred tax liabilities	21(ii)	**611**	386
Current tax payable		**178**	171
Deposits from other banks	36	**2,577**	2,813
Amounts owed to other depositors	37	**15,509**	15,251
Other money market deposits	38	**3,059**	3,037
Derivative financial instrument liabilities	26	**1,634**	2,646
Other liabilities	39	**3,320**	2,894
Total liabilities		**74,155**	63,520
Net assets		**6,419**	4,696
Shareholders' equity			
Equity attributable to equity holders of the parent		**4,751**	3,265
Minority interests – ordinary shares	41(i)	**1,012**	783
Minority interests – preferred securities	41(ii)	**656**	648
		1,668	1,431
Total equity		**6,419**	4,696

Company balance sheet
At 31 December 2005

	Notes	At 31 December 2005	At 31 December 2004
			£m
Assets			
Investment in Group subsidiaries	48	**730**	731
Investment in associated undertakings		**18**	16
Derivative financial instrument assets	26	**84**	119
Financial assets fair valued through the income statement	28	**67**	41
Other assets	23	**2,629**	2,320
Cash balances		**683**	139
Total assets		**4,211**	3,366
Liabilities			
Debt securities in issue	31(i)	**520**	525
Provisions	33	**14**	3
Current tax payable		**–**	26
Derivative financial instrument liabilities	26	**5**	2
Other liabilities	38	**1,364**	1,343
Total liabilities		**1,903**	1,899
Net assets		**2,308**	1,467
Shareholders' equity			
Equity attributable to equity holders		**2,308**	1,467

Consolidated cash flow statement
For the year ended 31 December 2005

	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Cash flows from operating activities		
Profit before tax	**1,606**	1,036
Capital gains included in investment income	**(4,340)**	(2,523)
Loss on disposal of property, plant and equipment	**8**	9
Depreciation of property, plant and equipment	**61**	121
Amortisation and impairment of intangible assets	**75**	110
Provision for bad debts	**122**	122
Share-based compensation expense	**94**	15
Share of associated undertakings profit after tax	**(17)**	(18)
(Profit)/loss arising on disposal of subsidiaries, associated undertakings and strategic investments	**(58)**	27
Other non-cash amounts in profit	**9**	19
Non-cash movements in profit before tax	**(4,046)**	(2,118)
Reinsurance assets	**(83)**	2
Deferred acquisition costs	**(276)**	(269)
Loans, receivables and advances	**(3,233)**	(512)
Insurance contracts	**3,307**	2,677
Investment contracts	**2,319**	928
Amounts owed to depositors (including bank and money market deposits)	**983**	1,544
Other operating assets and liabilities	**465**	(650)
Changes in working capital	**3,482**	3,720
Taxation paid	**(314)**	(323)
Net cash inflow from operating activities	**728**	2,315
Cash flows from investing activities		
Net disposal/(acquisition) of financial investments	**644**	(2,386)
Net disposal of investment properties	**40**	9
Net acquisition of tangible fixed assets	**(83)**	(55)
Net acquisition of intangible fixed assets	**(17)**	(35)
Acquisition of interests in subsidiaries	**(56)**	(158)
Disposal of interests in subsidiaries, associated undertakings and strategic investments	**33**	84
Net cash inflow/(outflow) from investing activities	**561**	(2,541)
Cash flows from financing activities		
Dividends paid to:		
Ordinary shareholders of the Company	**(184)**	(166)
Equity minority interests and preferred security interests	**(99)**	(79)
Interest payable (excluding banking interest payable)	**(40)**	(48)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests) excluding treasury shares	**2**	232
Repayment of convertible debt	**(336)**	(5)
Issue/(repayment) of subordinated debt	**259**	(62)
Issue of perpetual preferred callable securities	**688**	–
Other debt repaid	**(10)**	(29)
Net cash inflow/(outflow) from financing activities	**280**	(157)

	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Net increase/(decrease) in cash and cash equivalents	**1,569**	(383)
Effects of exchange rate changes on cash and cash equivalents	**86**	93
Cash and cash equivalents at 1 January	**1,648**	1,938
Cash and cash equivalents at 31 December	**3,303**	1,648
Cash and cash equivalents at 31 December comprises:		
Placements with other banks	**568**	392
Cash and balances with Central Banks	**3,051**	1,513
Other cash equivalents	**381**	218
	4,000	2,123
Cash and cash equivalents subject to consolidation of funds	**(697)**	(475)
	3,303	1,648

Other supplementary cash flow disclosures

	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Interest income received (including banking interest)	**3,322**	3,140
Dividend income received	**488**	311
Interest payable (including banking interest)	**1,294**	1,351

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long-term business.

Company cash flow statement
For the year ended 31 December 2005

	£m	
	Year to 31 December 2005	Year to 31 December 2004
Cash flows from operating activities		
Profit before tax	**60**	250
Capital losses included in investment income	**(1)**	(3)
Other non-cash amounts in profit	**(66)**	(240)
Non-cash movements in profit before tax	**(67)**	(243)
Loans, receivables and advances	**28**	(22)
Other operating assets and liabilities	**25**	13
Changes in working capital	**53**	(9)
Net cash inflow from operating activities	**46**	(2)
Cash flows from investing activities		
Net acquisition of financial investments	**(24)**	(25)
Disposal of interests in subsidiaries, associated undertakings and strategic investments	**(2)**	(2)
Net cash outflow from investing activities	**(26)**	(27)
Cash flows from financing activities		
External interest received	**14**	20
External interest paid	**(30)**	(37)
Intercompany interest received	**14**	7
Intercompany interest paid	**(47)**	(50)
Dividends paid to:		
Ordinary shareholders of the Company	**(89)**	(75)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)	**163**	15
Repayment of convertible debt	**(336)**	–
Issue of perpetual preferred callable securities	**688**	–
Other debt repaid	**(21)**	86
Loan financing received from/(paid to) Group companies	**152**	145
Net cash inflow from financing activities	**508**	111
Net increase in cash and cash equivalents	**528**	82
Effects of exchange rate changes on cash and cash equivalents	**16**	–
Cash and cash equivalents at 1 January	**139**	57
Cash and cash equivalents at 31 December	**683**	139

At 31 December 2004 and 2005 all cash and cash equivalents were in the form of cash balances. Cash from dividend income received was £3 million for the year ended 31 December 2005 (2004: £283 million).

Statement of changes in consolidated equity
For the year ended 31 December 2005

Year ended 31 December 2005	No. of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	Total equity £m
Equity holders' funds at 1 January	3,854	3,265	1,431	4,696
Changes in equity arising in the year:				
Fair value gains/(losses):				
Property revaluation	–	27	–	27
Net investment hedge reserve	–	(78)	–	(78)
Available-for-sale investments	–	(249)	–	(249)
Shadow accounting	–	117	–	117
Currency translation differences/exchange differences on translating foreign operations	–	263	12	275
Cash flow hedge amortisation	–	(12)	–	(12)
Redemption of convertible bonds	–	(18)	–	(18)
Other movements	–	(21)	23	2
Aggregate tax effect of items taken directly to or transferred from equity	–	34	–	34
Net income recognised directly in equity	–	63	35	98
Profit for the year	–	867	255	1,122
Total recognised income and expense for the year	–	930	290	1,220
Dividend for the year	–	(184)	(99)	(283)
Net purchase of treasury shares	–	(182)	–	(182)
Issue of perpetual preferred callable securities	–	679	–	679
Issue of share capital	231	159	–	159
Net disposal of minority interests	–	–	26	26
Exercise of share options	5	4	–	4
Fair value of equity settled share options	–	80	20	100
Equity holders' funds at 31 December	4,090	4,751	1,668	6,419

Statement of changes in consolidated equity
For the year ended 31 December 2005 *continued*

£m

Year ended 31 December 2005	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at 1 January	**386**	**600**	**445**	**122**	**1,712**	**–**	**3,265**
Changes in equity arising in the year:							
Fair value gains/(losses):							
Property revaluation	–	–	27	–	–	–	27
Net investment hedge reserve	–	–	(50)	(28)	–	–	(78)
Available-for-sale investments	–	–	(249)	–	–	–	(249)
Shadow accounting	–	–	117	–	–	–	117
Currency translation differences/exchange differences on translating foreign operations	–	–	–	263	–	–	263
Cash flow hedge amortisation	–	–	(12)	–	–	–	(12)
Redemption of convertible bonds	–	–	(18)	–	–	–	(18)
Other movements	–	–	–	–	(21)	–	(21)
Aggregate tax effect of items taken directly to or transferred from equity	–	–	34	–	–	–	34
Net income/(expense) recognised directly in equity	–	–	(151)	235	(21)	–	63
Profit for the year	–	–	–	–	867	–	867
Total recognised income and expense for the year	–	–	(151)	235	846	–	930
Dividend for the year	–	–	–	–	(184)	–	(184)
Net purchase of treasury shares	–	–	–	–	(182)	–	(182)
Issue of perpetual preferred callable securities	–	(9)	–	–	–	688	679
Issue of share capital	23	136	–	–	–	–	159
Exercise of share options	1	3	–	–	–	–	4
Fair value of equity settled share options	–	–	80	–	–	–	80
Attributable to equity holders of the parent at 31 December	**410**	**730**	**374**	**357**	**2,192**	**688**	**4,751**

£m

Other reserves	At 31 December 2005	At 31 December 2004
Merger reserve	**184**	184
Available-for-sale reserve	**68**	153
Investment property revaluation reserve	**39**	26
Convertible debt reserve	**–**	17
Net investment hedge reserve	**–**	50
Cash flow hedge reserve	**(3)**	9
Share based payments reserve	**86**	6
Attributable to equity holders of the parent at 31 December	**374**	445

Retained earnings have been reduced by £712 million at 31 December 2005 in respect of treasury shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

£m

Year ended 31 December 2004	Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	Total equity
Equity holders' funds at 1 January	3,837	2,651	1,212	3,863
Changes in equity arising in the year:				
Fair value gains/(losses):				
Property revaluation	–	9	–	9
Available-for-sale investments	–	118	–	118
Shadow accounting	–	(35)	–	(35)
Currency translation differences/exchange differences on translating foreign operations	–	122	81	203
Cash flow hedge amortisation	–	(4)	–	(4)
Other movements	–	(14)	11	(3)
Aggregate tax effect of items taken directly to or transferred from equity	–	(18)	–	(18)
Net income recognised directly in equity	–	178	92	270
Profit for the year	–	559	133	692
Total recognised income and expense for the year	–	737	225	962
Dividend for the year	–	(166)	(84)	(250)
Net sale of treasury shares	–	25	–	25
Issue of share capital	–	–	5	5
Net disposal of minority interests	–	–	66	66
Exercise of share options	17	15	7	22
Fair value of equity settled share options	–	3	–	3
Equity holders' funds at 31 December	3,854	3,265	1,431	4,696

Statement of changes in consolidated equity
For the year ended 31 December 2005 *continued*

£m

Year ended 31 December 2004	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Total
Attributable to equity holders of the parent at 1 January	384	587	370	–	1,310	2,651
Changes in equity arising in the year:						
Fair value gains/(losses):						
Property revaluation	–	–	9	–	–	9
Available-for-sale investments	–	–	118	–	–	118
Shadow accounting	–	–	(35)	–	–	(35)
Currency translation differences/exchange differences on translating foreign operations	–	–	–	122	–	122
Cash flow hedge amortisation	–	–	(4)	–	–	(4)
Other movements	–	–	2	–	(16)	(14)
Aggregate tax effect of items taken directly to or transferred from equity	–	–	(18)	–	–	(18)
Net income/(expense) recognised directly in equity	–	–	72	122	(16)	178
Profit for the year	–	–	–	–	559	559
Total recognised income and expense for the year	–	–	72	122	543	737
Dividend paid in year	–	–	–	–	(166)	(166)
Net sale of treasury shares	–	–	–	–	25	25
Exercise of share options	2	13	–	–	–	15
Fair value of equity settled share options	–	–	3	–	–	3
Attributable to equity holders of the parent at 31 December	386	600	445	122	1,712	3,265

Retained earnings have been reduced by £526 million at 31 December 2004 in respect of shares held in policyholders' funds, ESOP trusts and related undertakings.

Reconciliation of movements in company equity shareholders' funds
For the year ended 31 December 2005

Year ended 31 December 2005	Number of shares issued and fully paid	Share capital	Share premium	Retained earnings	Perpetual preferred callable securities	Total £m
Attributable to equity holders of the parent at 1 January	3,854	386	600	481	–	1,467
Changes in equity arising in the year:						
Other	–	–	–	6	–	6
Net income recognised directly in equity	–	–	–	6	–	6
Profit for the year	–	–	–	89	–	89
Total recognised income and expense for the year	–	–	–	95	–	95
Dividends paid	–	–	–	(89)	–	(89)
Net purchase of treasury shares	–	–	–	(7)	–	(7)
Issue of perpetual preferred callable securities	–	–	(9)	–	688	679
Issue of share capital	231	23	136	–	–	159
Exercise of share options	5	1	3	–	–	4
Attributable to equity holders of the parent at 31 December	4,090	410	730	480	688	2,308

Year ended 31 December 2004	Number of shares issued and fully paid	Share capital	Share premium	Retained earnings	Total £m
Attributable to equity holders of the parent at 1 January	3,837	384	587	305	1,276
Changes in equity arising in the year:					
Other	–	–	–	2	2
Net income recognised directly in equity	–	–	–	2	2
Profit for the year	–	–	–	250	250
Total recognised income and expense for the year	–	–	–	252	252
Dividends paid	–	–	–	(76)	(76)
Exercise of share options	17	2	13	–	15
Attributable to equity holders of the parent at 31 December	3,854	386	600	481	1,467

1 ACCOUNTING POLICIES

(a) Basis of preparation
Statement of compliance
Old Mutual plc (the Company) is a company incorporated in the UK.

The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in associates and jointly controlled entities. The Parent Company financial statements present information about the Company as a separate entity and not about its group.

Both the Parent Company financial statements and the Group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU ("Adopted IFRSs"). On publishing the Parent Company financial statements here together with the Group financial statements, the Company is taking advantage of the exemption in s230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these approved financial statements.

The Group has chosen to early adopt the amendments to IAS 39 published by the IASB in June 2005, "the Fair Value Option". These amendments made changes to the definition of financial assets and liabilities that may be recognised at "fair value through profit and loss". Accordingly the current financial statements have been prepared in accordance with these amendments.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to Adopted IFRSs.

Both the Group and the Company are preparing their financial statements in accordance with Adopted IFRS for the first time and consequently both have applied IFRS 1. An explanation of how the transition to Adopted IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 51.

IFRS 1 grants certain exemptions from the full requirements of IFRSs in the transition period. The following exemptions have been taken in these financial statements:

> Cumulative translation differences – Cumulative translation differences for all foreign operations have been set to zero at 1 January 2004;
> Business combinations – Business combinations that took place prior to 1 January 2004 have not been restated;
> Employee benefits – All cumulative actuarial gains and losses on defined benefit plans have been recognised in equity at 1 January 2004;
> Equity compensation plans – The provisions of IFRS 2, Share Based Payments has not been applied to equity settled awards granted on or before 7 November 2002, or awards granted after that date but which had vested prior to 1 January 2005;
> Property, Plant and Equipment – individual items of property, plant and equipment have been measured at fair value at 1 January 2004 and this is deemed to be their cost at that date; and
> Compound financial instruments – the election has been taken not to separate compound financial instruments into debt and equity portions provided that the debt component is no longer outstanding at 1 January 2004.

The financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments classified as fair value through the income statement or as available-for-sale and investment property. Non-current assets and disposal groups held for sale are stated at the lower of previous carrying amount and fair value less costs to sell.

Judgements made by the directors, in the applications of these accounting policies that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 1(p).

1 ACCOUNTING POLICIES *continued*

(b) Foreign currency translation

(i) Foreign currency transactions

The Group's presentation currency is Pounds Sterling (£). The functional currency of the Group's foreign operations is the currency of the primary economic environment in which these entities operate.

Transactions in foreign currencies are converted into the functional currency at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at rates of exchange ruling at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at foreign exchange rates ruling at the dates the fair values were determined. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are converted into the functional currency at the rate of exchange ruling at the date of the initial recognition of the asset and liability and are not subsequently retranslated.

Exchange gains and losses on the translation and settlement during the period of foreign currency assets and liabilities are recognised in the income statement. Exchange differences for non-monetary items are recognised in equity when the changes in the fair value of the non-monetary item is recognised in equity, and in the income statement if the changes in fair value of the non-monetary item is recognised in the income statement.

(ii) Foreign investments

The assets and liabilities of foreign operations are translated from their respective functional currencies into the Group's presentation currency using the year-end exchange rates, and their income and expenses using the average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the presentation currency are included as a separate component of shareholders' equity. To the extent that these gains and losses are effectively hedged, the gains and losses arising on the hedged items are also included in that component of shareholder's equity. Upon the disposal of subsidiaries the cumulative amount of exchange differences deferred in shareholder's equity, net of attributable amounts in relation to net investments, is recognised in the income statement.

(c) Group accounting

(i) Subsidiary undertakings and special purpose entities

Subsidiary undertakings are those entities controlled by the Group. Subsidiary undertakings include special purpose entities created to accomplish a narrow, well-defined objective, which may take the form of a corporation, trust, partnership or unincorporated entities, and where the substance of the relationship between the Group and the entity indicates that the entity is controlled by the Group.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company considers the existence and effect of potential voting rights currently exercisable or convertible when assessing whether it has control. Entities in which the Company holds half or less of the voting rights, but which are controlled by the virtue of the Company retaining the majority of risks or benefits, are also included in the consolidated accounts.

The Group accounts include the assets, liabilities and results of the Company and subsidiary undertakings. This includes special purpose entities and holdings in mutual funds consolidated in accordance with IAS 27. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal or control ceasing.

Intragroup balances and transactions, and all profits and losses arising from intragroup transactions, are eliminated in preparing the Group financial statements. Unrealised losses are not eliminated to the extent that they provide evidence of impairment.

(ii) Associates

An associate is an entity, including an unincorporated entity such as a partnership, over which the Group exercises significant influence but not control, through participation in the financial and operating policy decisions of the investee (and that is neither a subsidiary nor an investment in a joint venture).

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.

Where a Group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate. Unrealised losses are eliminated in the same way but only to the extent there is no evidence of impairment.

Investments in associates, which are held with a view to subsequent resale are accounted for as non-current assets held for sale and those held by policyholder long-term insurance funds are accounted for as financial assets fair valued through the income statement.

1 ACCOUNTING POLICIES *continued*

(d) Insurance and investment contracts
Long-term business
(i) Classification of contracts
Contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder or other beneficiary if a specified uncertain future event (the insured event) adversely affects the policyholder are classified as insurance contracts. Insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Contracts with a discretionary participating feature are those under which the policyholder holds a contractual right to receive additional payments as a supplement to guaranteed minimum payments. These additional payments, the amount or timing of which is at the Group's discretion, represent a significant portion of the total contractual payments and are contractually based on (1) the performance of a specified pool of contracts or a specified type of contract, (2) realised and/or unrealised investment returns on a specified pool of assets held by the Group or (3) the profit or loss of the Group. Contracts with a discretionary participating feature may be classified either as insurance contracts or investment contracts. All contracts with a discretionary participating feature are accounted for in the same manner as insurance contracts.

Contracts under which the transfer of insurance risk to the Group from the policyholder is not significant are classified as investment contracts.

(ii) Premiums on long-term insurance
Premiums and annuity considerations receivable under insurance contracts and investment contracts with a discretionary participating feature are stated gross of commission, and exclude taxes and levies. Premiums in respect of linked insurance contracts are recognised when the liability is established. Premiums in respect of other insurance contracts and investment contracts with a discretionary participation feature are recognised when due for payment.

Outward reinsurance premiums are recognised when due for payment.

Amounts received under investment contracts other than those with a discretionary participating feature are recorded as deposits to investment contract liabilities.

(iii) Revenue on investment management service contracts
Fees charged for investment management services provided in conjunction with an investment contract are recognised as revenue as the services are provided. Initial fees, which exceed the level of recurring fees and relate to the future provision of services are deferred and amortised over the anticipated period in which services will be provided. Fees charged for investment management service contracts in the asset management segment are also recognised on this basis.

(iv) Claims paid on long-term insurance
Claims paid under insurance contracts and investment contracts with a discretionary participating feature include maturities, annuities, surrenders, death and disability payments.

Maturity and annuity claims are recorded as they fall due for payment. Death and disability claims and surrenders are accounted for when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.

Amounts paid under investment contracts other than those with a discretionary participating feature are recorded as deductions from investment contract liabilities.

(v) Insurance contract provisions
Insurance contract provisions for African businesses have been computed using a gross premium valuation method. Provisions in respect of African business have been made in accordance with the Financial Soundness Valuation basis as set out in the guidelines issued by the Actuarial Society of South Africa in Professional Guidance Note (PGN) 104 (2001). Under this guideline, provisions are valued using realistic expectations of future experience, with margins for prudence and deferral of profit emergence.

Provisions for investment contracts with a discretionary participating feature are also computed using the gross premium valuation method in accordance with the Financial Soundness Valuation basis. Surplus allocated to policyholders but not yet distributed (i.e. bonus smoothing reserve) related to these contracts is included as a provision.

For the US business, the insurance contract provisions are calculated in accordance with US generally accepted accounting policies (US GAAP) using the net premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. For the term life products, the assumptions are set at the time the contracts are issued, whereas the assumptions are updated annually, based on experience for the annuity products.

Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts.

1 ACCOUNTING POLICIES *continued*

(d) Insurance and investment contracts *continued*
Long-term business continued
(v) Insurance contract provisions *continued*
Reserves on immediate annuities and guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

For other territories, the valuation bases adopted are in accordance with local actuarial practices and methodologies.

Derivatives embedded in an insurance contract are not separated and measured at fair value if the embedded derivative itself qualifies for recognition as an insurance contract. In this case the entire contract is measured as described above.

The Group performs liability adequacy testing on its insurance liabilities to ensure that the carrying amount of its liabilities (less related deferred acquisitions costs and intangibles assets) is sufficient in view of estimated future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability. Where a shortfall is identified, an additional provision is made.

The provision estimation techniques and assumptions are periodically reviewed, with any changes in estimates reflected in the income statement as they occur.

Whilst the directors consider that the gross insurance contract provisions and the related reinsurance recovery are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events and may result in significant adjustments to the amount provided.

The Group applies shadow accounting in relation to certain insurance contract provisions, which are supported by available-for-sale assets or owner occupied properties, on which unrealised gains and losses are recognised within equity.

Adjustments are made to the insurance contract provisions, the assets held in relation to deferred acquisition costs and the value of in-force business to reflect the movements in these balances that would have arisen if the unrealised gains and losses had been recognised in the income statement. The corresponding change in the value of these balances is also recognised in equity. When the assets being shadow accounted are sold, the related amounts that were recognised in equity are transferred to the income statement.

(vi) Investment contract liabilities
Liabilities for unit linked and market linked contracts are reported at fair value, as permitted by the amendment to IAS 39 in respect of the fair value option. For unit linked and market linked contracts, this is calculated as the account balance, which is the value of the units allocated to the policyholder, based on the bid price value of the assets in the underlying fund (adjusted for tax). For other linked contracts, the fair value of the liability is determined by reference to the fair value of the underlying assets. The fair value of the liability is subject to the "deposit floor" such that the liability established cannot be less than the amount repayable on demand.

Non-linked investment contract liabilities are measured at amortised cost.

Derivatives embedded in investment contracts are separated and measured at fair value, when their risks and characteristics are not closely related to those of the host contract and the host contract liability is calculated on an amortised cost basis.

(vii) Acquisition costs
Acquisition costs for insurance contracts comprise all direct and indirect costs arising from the sale of insurance contracts.

As the gross premium valuation method used in African territories to determine insurance contract provisions makes implicit allowance for the deferral of acquisition costs, no explicit deferred acquisition cost asset is recognised in the balance sheet for the contracts issued in these areas.

For the US life insurance business, an explicit deferred acquisition cost asset has been established in the balance sheet. Deferred acquisition costs are amortised over the period that profits on the related insurance policies are expected to emerge. Acquisition costs are deferred to the extent that they are deemed recoverable from available future profit margins.

Deferral of costs on other insurance business is limited to the extent that they are deemed recoverable from available future margins.

(viii) Deferred acquisition costs in respect of investment management service contracts
Costs that are directly attributable to securing an investment management service contract are deferred if they can be identified separately and measured reliably and it is probable that they will be recovered. Deferred acquisition costs represent the contractual right to benefit from providing investment management services and is amortised as the related revenue is recognised. Costs attributable to investment management service contracts in the asset management segment are also recognised on this basis.

1 ACCOUNTING POLICIES *continued*

(d) Insurance and investment contracts *continued*
General insurance business
All classes of general insurance business are accounted for on an annual basis.

(ix) Premiums on general insurance
Premiums are stated gross of commissions, exclude taxes and levies and are accounted for in the period in which the risk commences. The proportion of the premiums written relating to periods of risk after the balance sheet date is carried forward to subsequent accounting periods as unearned premiums, so that earned premiums relate to risks carried during the accounting period.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance.

(x) Claims on general insurance
Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising during the year and adjustments to prior year claim provisions. Outstanding claims comprise claims incurred up to, but not paid, at the end of the accounting period, whether reported or not.

Outstanding claims do not include any provision for possible future claims where the claims arise under contracts not in existence at the balance sheet date.

The Group performs liability adequacy testing on its claim liabilities to ensure that the carrying amount of its liabilities (less related deferred acquisition costs and the unearned premium reserve) is sufficient in view of estimated future cash flows.

Whilst the directors consider that the gross provisions for claims and the related reinsurance recoveries are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events, and may result in significant adjustments to the amount provided. Adjustments to the amounts of claims provisions established in prior years are reflected in the financial statements for the period in which the adjustments are made, and disclosed separately if material. The methods used and estimates made are reviewed regularly.

(xi) Acquisition costs on general insurance
Acquisition costs, which represent commission and other related expenses, are deferred and amortised over the period in which the related premiums are earned.

(xii) Reinsurance
The Group cedes reinsurance in the normal course of business for the purpose of limiting its net loss potential through the diversification of its risks. Assets, liabilities and income and expense arising from ceded reinsurance contracts are presented separately from the related assets, liabilities, income and expense from the related insurance contracts because the reinsurance arrangements do not relieve the Group from its direct obligations to its policyholders.

Only rights under contracts that give rise to a significant transfer of insurance risk are accounted for as reinsurance assets. Rights under contracts that do not transfer significant insurance risk, are accounted for as financial instruments.

Reinsurance premiums for ceded reinsurance are recognised as an expense on a basis that is consistent with the recognition basis for the premiums on the related insurance contracts. For general insurance business, reinsurance premiums are expensed over the period that the reinsurance cover is provided based on the expected pattern of the reinsured risks. The unexpensed portion of ceded reinsurance premiums is included in reinsurance assets.

The net amounts paid to a reassurer at the inception of a contract may be less than the reassurance assets recognised by the Group in respect of its rights under such contracts. Any difference between the premium due to the reinsurer and the reassurance asset recognised is included in the income statement in the period in which the reinsurance premium is due.

The amounts recognised as reinsurance assets are measured on a basis that is consistent with the measurement of the provisions held in respect of the related insurance contracts.

Reinsurance assets include recoveries due from reinsurance companies in respect of claims paid. These are classified as debtors arising from reinsurance operations and are included within other assets in the balance sheet.

Reinsurance assets are assessed for impairment at each balance sheet date. An asset is deemed impaired if there is objective evidence, as a result of an event that occurred after its initial recognition, that the Group may not recover all amounts due, and that the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.

1 ACCOUNTING POLICIES *continued*

(e) Financial instruments

(i) Recognition and de-recognition

A financial asset or liability is recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.

The Group derecognises a financial asset when, and only when:

- The contractual rights to the cash flows arising from the financial assets have expired or been forfeited by the Group; or
- It transfers the financial asset including substantially all the risks and rewards of ownership of the asset; or
- It transfers the financial asset, neither retaining nor transferring substantially all the risks and rewards of ownership of the asset, but no longer retains control of the asset.

A financial liability is derecognised when and only when the liability is extinguished, that is, when the obligation specified in the contract is discharged, cancelled or has expired.

The difference between the carrying amount of a financial liability (or part thereof) extinguished or transferred to another party and consideration received, including any non-cash assets transferred or liabilities assumed, is recognised in the income statement.

(ii) Derivative financial instruments

Derivative financial instruments including foreign exchange contracts, interest rate futures, forward rate agreements, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the balance sheet at fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Changes in the fair value of derivatives not designated as hedges for hedge accounting purposes are included in investment income.

(iii) Hedge accounting

Qualifying hedging instruments must either be derivative financial instruments or non derivative financial instruments used to hedge the risk of changes in foreign currency exchange rates, changes in fair value or changes in cash flows. Changes in the value of the financial instrument should be expected to offset changes in the fair value or cash flows of the underlying hedged item.

The Group designates certain qualifying hedging instruments as either (1) a hedge of the exposure to changes in fair value of a recognised asset or liability (fair value hedge); (2) a hedge of a future cash flow attributable to a recognised asset or liability, a forecasted transaction or a firm commitment and could affect profit or loss (cash flow hedge); or, (3) a hedge of a net investment in a foreign operation. Hedge accounting is used for qualifying hedging instruments designated in this way provided certain criteria are met.

The Group's criteria for a qualifying hedging instrument to be accounted for as a hedge include:

- Upfront formal documentation of the hedging instrument, hedged item or transaction, risk management objective and strategy, the nature of the risk being hedged and the effectiveness measurement methodology that will be applied is prepared before hedge accounting is adopted;
- The hedge is documented showing that it is expected to be highly effective in offsetting the changes in the fair value or cash flows attributable to the hedged risk, consistent with the risk management and strategy detailed in the upfront hedge documentation;
- The effectiveness of the hedge can be reliably measured;
- The hedge is assessed and determined to have been highly effective on an ongoing basis; and
- For cash flow hedges of a forecast transaction, an assessment that it is highly probable that the hedged transaction will occur and will carry profit and loss risk.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting, hedge accounting is discontinued prospectively. Any previous adjustment to the carrying amount of a hedged interest-bearing financial instrument carried at amortised cost, (as a result of previous hedge accounting), is amortised in the income statement from the date hedge accounting ceases, to the maturity date of the financial instrument, based on the effective interest rate method. The adjustment to the carrying amount of a previously hedged available-for-sale security remains in retained earnings until the disposal of the equity security.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges or hedges of a net investment in a foreign operation and that prove to be highly effective in relation to the hedged risk are recognised in equity.

Where the forecasted transaction results in the recognition or firm commitment results in the recognition of a non financial asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the periods during which the hedged firm commitment or forecasted transaction or the resulting financial asset or liability affects the income statement.

For hedges of a net investment in a foreign operation, any cumulative gains or losses recognised in equity are recognised in the income statement on disposal of the foreign operation.

1 ACCOUNTING POLICIES *continued*

(e) Financial instruments *continued*

(iv) Embedded derivatives
Certain derivatives embedded in other financial and non-financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives and recognised as such on a stand alone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

If it is not possible to determine the fair value of the embedded derivative, the entire hybrid instrument is categorised as fair value through the income statement and measured at fair value.

(v) Offsetting financial instruments and related income
Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to set off and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Income and expense items are offset only to the extent that their related instruments have been offset in the balance sheet, with the exception of those relating to hedges, which are disclosed in accordance with the income statement effect of the hedged item.

(vi) Interest income and expense
Interest income and expense in relation to financial instruments carried at amortised cost or held as available-for-sale is recognised in the income statement using the effective interest rate method taking into account the expected timing and amount of cash flows. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

(vii) Non-interest revenue
Non-interest revenue in respect of financial instruments principally comprises fees and commissions and other operating income, as set out in note 3(vi). These are accounted for as set out below:

Fees and commission
Loan origination fees for loans that are probable of being drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective yield on the loan. Commission and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction.

Other
Revenue other than interest, fees and commission and insurance premiums, which includes exchange and securities trading income, dividends from investments and net gains on the sale of banking assets, is recognised in the income statement when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the Group and the costs associated with the transaction or service can be measured reliably.

(viii) Financial assets carried at fair value through the income statement
Financial assets carried at fair value through the income statement are comprised of trading securities and those securities that the Group has elected to designate as fair value through the income statement.

Trading securities are those that were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists, or are derivatives that are not designated and effective hedging instruments.

Securities that the Group has elected to designate as fair value through the income statement are those where the treatment either eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise when using a different measurement basis and are managed, evaluated and reported using a fair value basis.

Financial assets carried at fair value through the income statement are initially recognised at fair value and subsequently re-measured at fair value based on quoted bid prices. If quoted bid prices are unavailable the fair value of the financial asset is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

Realised and unrealised gains and losses on all financial assets carried at fair value through the income statement, including derivatives and other financial instruments, are included in Investment income. Interest earned whilst holding trading securities is reported as interest income. Dividends received are included in dividend income.

All purchases and sales of financial assets carried at fair value through the income statement that require delivery within the time frame established by regulation or market convention ('regular way' purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs.

1 ACCOUNTING POLICIES *continued*

(e) Financial instruments *continued*

(ix) Sale and repurchase agreements and lending of securities

Securities sold subject to linked repurchase agreements are retained in the financial statements as trading or investment securities and the counter party liability is included in amounts owed to other depositors, deposits from other banks, or other money market deposits, as appropriate. Securities purchased under agreements to resell at a pre-determined price are recorded as loans and advances to other banks or customers as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the lives of agreements using the effective yield method. Securities lent to counter parties are also retained in the financial statements and any interest earned recognised in the income statement using the effective yield method.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

(x) Other financial assets

The Group classifies its other financial assets into the following two categories: held-to-maturity and available-for-sale assets. Other financial assets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

Other financial assets are initially recognised at their fair value, which includes transaction costs. Available-for-sale financial assets are subsequently re-measured at fair value based on quoted bid prices. If quoted bid prices are unavailable the fair value of the financial asset is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity. When available-for-sale financial assets are disposed the related accumulated fair value adjustments are included in the income statement as gains and losses from available-for-sale financial assets. When available-for-sale assets are impaired the resulting loss is shown separately in the income statement as an impairment charge.

Held-to-maturity investments are carried at amortised cost using the effective yield method, less any impairment write-downs.

Interest earned whilst holding other financial assets is reported within Investment income and Banking interest and similar income, as appropriate. Dividends receivable are included separately in dividend income, within Investment income, when a dividend is declared.

(xi) Impairment of financial assets and purchased loans and receivables

A financial asset is deemed to be impaired when its carrying amount is greater than its estimated recoverable amount, and there is evidence to suggest that the impairment occurred subsequent to the initial recognition of the asset in the financial statements. The amount of the impairment loss for assets carried at amortised cost is calculated as being the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate. The recoverable amount, for assets classified as available-for-sale and measured at fair value, is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset. All such impairments are recognised in the income statement.

Where there is evidence of the reversal of the impairment of a financial asset held at amortised cost, the release of the impairment allowance is credited to the income statement. This is consistent with the initial recognition of impairment charges.

Where there is evidence of the reversal of the impairment of a financial asset classified as available-for-sale the release of the impairment allowance is credited to the available-for-sale reserve within equity.

(xii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified by the Group as fair value through profit or loss or available-for-sale. Loans and receivables are carried at amortised cost. Third party expenses, such as legal fees, incurred in securing a loan are treated as part of the cost of the transaction.

All loans and receivables are recognised when cash is advanced to borrowers.

(xiii) Impairment of loans and receivables

An allowance account for loan impairment is established if there is objective evidence that the Group will not be able to collect all amounts due from a financial contract. The amount of the impairment is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the effective interest rate at inception.

The impairment allowance account also covers losses where there is objective evidence that losses are present in components of the loan portfolio at the balance sheet date, but these components have not yet been specifically identified. When a loan is uncollectible, it is written off against the related impairment allowance account. Subsequent recoveries are credited to bad and doubtful debt expense in the income statement.

1 ACCOUNTING POLICIES *continued*

(e) Financial instruments *continued*

(xiii) Impairment of loans and receivables *continued*

If the amount of impairment subsequently decreases due to an event occurring after the write down, the release of the impairment allowance account is credited to bad and doubtful debt expense in the income statement. Impairment reversals are limited to what the carrying amount would have been, had no impairment losses been recognised.

Interest income on loans and receivables held at amortised cost is recognised on the impaired amount using the original effective interest rate before the impairment.

(xiv) Borrowings, including convertible bonds

Borrowings are recognised initially at their issue proceeds net of transaction costs incurred. Subsequently borrowings are stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

The conversion options included in convertible bonds are recorded separately in shareholders' equity. The Group does not recognise any change in the value of this option in subsequent periods. The remaining obligation to make future payments of principal and interest to bondholders is calculated using a market interest rate for an equivalent non-convertible bond and is presented on the amortised cost basis in other borrowed funds until extinguished on conversion or maturity of the bonds.

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of a liability and the consideration paid is included in other income.

(xv) Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with the reimbursement from customers. Acceptances are disclosed as liabilities with the corresponding contra-asset recorded in the balance sheet.

(xvi) Financial liabilities, including investment contracts

Financial liabilities are classified as either fair value through income statement or Other trading liabilities. Financial liabilities classified as fair value through the income statement include trading securities and those liabilities that the Group has elected to designate as fair value through the profit and loss.

Financial liabilities held for trading are carried at fair value, where the fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

Liabilities that the Group has elected to designate as fair value through the income statement are those where the treatment either eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise when using a different measurement basis and are managed, evaluated and reported using a fair value basis.

Financial liabilities classified as Other trading liabilities and are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition all other financial liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(f) Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.
A deferred-tax asset is recognised only to the extent that it is probable that future taxable income will be available, against which the unutilised tax losses and deductible temporary differences can be used. Deferred-tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

In certain circumstances, as permitted by accounting guidance, deferred tax balances are not recognised. In particular where the liability relates to the initial recognition of goodwill, or transactions that are not a business combination and at the time of their occurrence affect neither accounting of taxable profit. Note 21 includes further detail of circumstances in which the Group does not recognise temporary differences.

1 ACCOUNTING POLICIES *continued*

(g) Intangible assets

(i) Goodwill and goodwill impairment

All business combinations are accounted for by applying the purchase method. At acquisition date, the Group recognises the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria. The cost of a business combination is the fair value of purchase consideration due at date of acquisition plus any directly attributable transaction costs. Contingent purchase consideration is recognised to the extent that it is probable and can be measured reliably. Any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items. Any excess between the cost of the business combination and the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill. Goodwill is adjusted for any subsequent re-measurement of contingent purchase consideration.

Purchased goodwill is allocated to one or more cash-generating units (CGUs), being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The directors annually test for impairment each CGU containing goodwill and intangible assets with indefinite useful lives. Where businesses are acquired as part of the same investment acquisition, these are combined for determining recoverability of the related goodwill. An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. However, impairment losses relating to goodwill are not reversed. Where businesses are acquired as part of the same investment, these units are combined for the purposes of determining recoverability of the related goodwill.

(ii) Present value of acquired in-force insurance and investment contract business

The present value of acquired in-force insurance and investment contract business is capitalised in the consolidated balance sheet as an intangible asset.

The capitalised value is the present value of cash flows anticipated in the future from the relevant book of insurance and investment contract policies acquired. This is calculated by performing a cash flow projection of the associated long-term fund and book of in-force policies in order to estimate future after tax profits attributable to shareholders. The valuation is based on actuarial principles taking into account future premium income, mortality, disease and surrender probabilities, together with future costs and investment returns on the assets supporting the fund. These profits are discounted at a rate of return allowing for the risk of uncertainty of the future cash flows. This calculation is particularly sensitive to the assumptions regarding discount rate, future investment returns and the rate at which policies discontinue.

The asset is amortised over the expected profit recognition period on a systematic basis over the anticipated lives of the related contracts, which the directors have considered to be 30 years.

The amortisation charge is stated net of any unwind in the discount rate used to calculate the asset.

The recoverable amount of the asset is re-calculated at each balance sheet date and any impairment losses recognised accordingly.

(iii) Internally developed software

Internally developed software is amortised over its estimated useful life. Such assets are stated at cost less accumulated amortisation and impairment losses. Software is recognised in the balance sheet if, and only if, it is probable that the relevant future economic benefits attributable to the software will flow to the Group and its cost can be measured reliably.

Costs incurred in the research phase are expensed whereas costs incurred in the development phase are capitalised subject to meeting specific criteria, set out in the relevant accounting guidance. The main criteria being that future economic benefit can be identified as a result of the developmental expenditure. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the relevant software, which range between two and five years.

(iv) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(h) Impairment (all assets other than goodwill and financial instruments)

The Group assesses all assets (other than goodwill and intangible assets with an indefinite useful life) on an ongoing basis for indications of an impairment loss or the reversal of a previously recognised impairment. If evidence of impairment, or reversal of impairment is found to exist, then detailed impairment testing is carried out. Impairments (where the carrying value of the asset exceeds its recoverable amount) and the reversal of a previously recognised impairments are recognised in the income statement.

1 ACCOUNTING POLICIES *continued*

(i) Property, plant and equipment

(i) Owned assets

Owner-occupied property is stated at revalued amounts, being fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses.

Plant and equipment, principally computer equipment, motor vehicles, fixtures and furniture, is stated at cost less accumulated depreciation and impairment losses.

(ii) Subsequent expenditure

Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a separate component of an item of owner occupied property, plant or equipment is capitalised to the cost of the item of owner occupied property, plant and equipment and the component replaced is derecognised. All other expenditure is recognised in the income statement as an expense when incurred.

(iii) Revaluation of owner-occupied property

Owner-occupied property is valued on the same basis as for investment property.

When an individual property is re-valued, any increase in its carrying amount (as a result of the revaluation) is transferred to a revaluation reserve, except to the extent that it reverses a revaluation decrease of the same property previously recognised as an expense in the income statement.

When the value of an individual property is decreased as a result of a revaluation, the decrease is charged against any related credit balance in the revaluation reserve in respect of that property. However, to the extent that it exceeds any surplus, it is recognised as an expense in the income statement.

(iv) Derecognition

On derecognition of an owner-occupied property, or item of plant or equipment, any gain or loss on disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the income statement in the period of the derecognition. In the case of owner-occupied property, any surplus in the revaluation reserve in respect of the individual property is transferred directly to retained earnings.

(v) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of owner-occupied property, plant and equipment that are accounted for separately.

In the case of owner-occupied property, on revaluation any accumulated depreciation at the date of the revaluation is eliminated against the gross carrying amount of the property concerned and the net amount restated to the revalued amount. Subsequent depreciation charges are adjusted based on the revalued amount for each property. Any difference between the depreciation charge on the revalued amount and that which would have been charged under historic cost is transferred net of any related deferred tax, between the revaluation reserve and retained earnings as the property is utilised. Land is not depreciated.

The maximum estimated useful lives are as follows:

> Computer equipment	5 years
> Computer software	3 years
> Motor vehicles	6 years
> Fixtures and furniture	10 years
> Leasehold property	20 years
> Freehold Property	50 years

(vi) Leases

Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Finance leases

Lease agreements where the Group substantially accepts the risks and rewards of the ownership of the leased asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are allocated between the liability and finance charges so as to achieve a constant interest rate on the outstanding balance of the liability.

Finance lease obligations, net of finance charges, are included in liabilities. The interest element of the finance cost is charged to the income statement over the lease period according to the effective interest method. Where applicable, assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

1 ACCOUNTING POLICIES *continued*

(j) Investment properties
Investment property is real estate held to earn rentals or for capital appreciation. It does not include real estate held for use in the production or supply of goods or services or for administrative purposes.

Investment properties are stated at fair value. Internal professional valuers perform valuations annually. For practical reasons, valuations are carried out on a cyclical basis over a twelve-month period due to the large number of properties involved. External valuations are obtained once every three years on a cyclical basis. In the event of a material change in market conditions between the valuation date and balance sheet date an internal valuation is performed and adjustments made to reflect any material changes in value.

The valuation methodology adopted is dependent upon the nature of the property. Income generating assets are valued using discounted cash flows. Vacant land, land holdings and residential flats are valued according to sales of comparable properties. Near vacant properties are valued at land value less the estimated cost of demolition.

Surpluses and deficits arising from changes in fair value are reflected in the income statement.

For properties reclassified during the year from property, plant and equipment to investment properties any revaluation gain arising is initially recognised in the income statement to the extent of previously charged impairment losses. Any residual excess is taken to the revaluation reserve. Revaluation deficits are recognised in the revaluation reserve to the extent of previously recognised gains and any residual deficit is accounted for in the income statement.

Investment properties that are reclassified to owner occupied property are revalued at the date of transfer, with any difference being taken to the income statement.

(k) Borrowing costs
Borrowing costs directly attributable to the acquisition, construction and production of qualifying assets are capitalised as part of the costs of those assets. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use or sale. Capitalisation of borrowing costs continues up to the date when the assets are substantially ready for their use or sale.

All other borrowing costs are expensed in the period in which they are incurred.

Borrowing costs are calculated at the Group's average funding cost except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs actual borrowing costs incurred less any investment income on the temporary investment of those borrowings is capitalised.

(l) Pension plans and retirement benefits
Defined benefit and defined contribution schemes have been established for eligible employees of the Group with the assets held in separate trustee administered funds.

Pension obligations are accounted for in accordance with IAS 19, Employee Benefits. The projected unit credit method is used to determine the defined benefit obligations based on actuarial assessments, which incorporate not only the pension obligations known on the balance sheet date but also information relevant to their expected future development. The discount rates used are determined based on the yields for investment grade corporate bonds that have maturity dates approximating to the terms of the Group's obligations.

Actuarial gains or losses are accounted for using the "corridor method". Actuarial gains and losses are recognised eligible for recognition in the income statement to the extent that they exceed 10 per cent of the greater of the fair value of the plan assets or the present value of the gross defined benefit obligations in the scheme. Actuarial gains and losses exceeding 10 per cent are spread over the expected average remaining working lives of the employees participating in the scheme.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Contributions in respect of defined contribution schemes are recognised as an expense in the income statement as incurred.

Where applicable Group companies make provision for post retirement medical and housing benefits for eligible employees. Non-pension post-retirement benefits are accounted for according to their nature, either as defined contribution or defined benefit plans. The expected costs of post-retirement benefits that are defined benefit plans in nature are accounted for in the same manner as for defined benefit pension plans.

1 ACCOUNTING POLICIES *continued*

(m) Share-based payments
(i) Equity-settled share-based payment transactions with employees and other service providers
The services received in an equity-settled transaction with employees and other service providers are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date.

If the equity instruments granted vest immediately and the employee is not required to complete a specified period of service before becoming unconditionally entitled to those instruments or the other service providers have completed their obligations, the services received are recognised in full on grant date in the income statement for the period, with a corresponding increase in equity.

Where the equity instruments do not vest until the employee or other service provider has completed a specified period of service, it is assumed that the services rendered by the employee or other service provider, as consideration for those equity instruments will be received in the future, during the vesting period. These services are accounted for in the income statement as they are rendered during the vesting period, with a corresponding increase in equity.

(ii) Cash-settled share-based payment transactions with employees
The services received in cash-settled transactions with employees and the liability to pay for those services, are recognised at fair value as the employee renders services. Until the liability is settled, the fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognised in the income statement for the period.

(iii) Measurement of fair value of equity instruments granted
The equity instruments granted by the Group are measured at fair value at measurement date using standard option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

(n) Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 90 days maturity from the date of acquisition and which are highly liquid and subject to an insignificant risk of changes in value. This includes: cash and balances with central banks, treasury bills and other eligible bills, amounts due from other banks and trading securities. It excludes cash balances held for investment purposes.

(o) Other provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Specific policies:
> A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting the obligations under the contract;
> A provision for restructuring is recognised only if the Group has approved a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out either by having begun implementation or by publicly announcing the plan's main features; and
> No provision is made for future operating costs or losses.

(p) Critical accounting estimates and judgements
Critical accounting estimates are those which involve the most complex or subjective judgements or assessments. The areas of the Group's business that typically require such estimates are life insurance contract provisions, determination of the fair value for financial assets and liabilities, impairment charges, deferred acquisition costs, and deferred taxes.

Insurance contract accounting is discussed in more detail in note 1(d), and further detail of the key assumptions made in determining insurance contract provisions is included in note 22.

The fair values of financial assets and liabilities are classified and accounted for in accordance with the policies set out in section 1(e) above. They are valued on the basis of listed market prices in so far as this is possible. If prices are note readily determinable, fair value is based either on internal valuation models or management estimates of amounts that could be realised under current market conditions. Fair values of certain financial instruments including over-the-counter (OTC) derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, yield curves, credit spreads, and volatility factors.

Assets are subject to regular impairment reviews as required. Impairments are measured at the difference between the cost (or amortised cost) of a particular asset and the current fair value or recoverable amount. Impairments are recorded in the income statement in the period in which they occur. The Group's policy in relation to impairment testing in respect of Goodwill is detailed in note 1(g). The policy in respect of investment securities and purchased loans and receivables is described in note 1(e).

1 ACCOUNTING POLICIES *continued*

(p) Critical accounting estimates and judgements *continued*
Deferred acquisition costs policies in relation to insurance, investment management, and general insurance contracts are described in note 1(d), respectively. The accounting policy for deferred tax is detailed in note 1(f).

(q) Segment reporting
The Group's primary segments are geographic and secondary segments are lines of business. Where financial information is required for primary and secondary segments this is provided by way of a matrix format.

The segmental disclosure of results by geography is determined by the origin of business transacted. This is not materially different to the segmental disclosure determined by market destination. Business transacted with South African residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of the World Segment.

Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

(r) Treasury shares
Upon consolidation, the balance sheet and income statement are adjusted for own shares held by Employee Share Ownership Trusts (ESOPs), policyholder funds, of African life companies and those held in Black Economic Empowerment Trusts consolidated within the Group's accounts.

Own shares are deducted from equity to eliminate the inter-company portion.

On purchase, the cost of the shares acquired is deducted from equity. Subsequently, any gain or loss on the sale or cancellation of an entity's own equity instruments is recognised in equity.

Any net income in relation to own shares, both dividends received and unrealised losses on own shares are eliminated before stating the profit for the year.

Dividends paid in respect of these shares are also excluded when determining the retained profit for the year.

In calculating the basic earnings per share, the exclusion of the income in respect of own shares from the income statement requires the exclusion of treasury shares from the weighted average number of shares.

When calculating the diluted earnings per share, the number of shares included in the weighted average, reflects the potential issue in respect of the treasury shares.

(s) Share capital
Ordinary and preference share capital (including perpetual preferred callable securities) are classified as equity if they are non-redeemable by the shareholder and any dividends are discretionary and coupon payments are recognised as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Coupon payments thereon are recognised in the income statement as interest expense.

(t) Dividends
Dividends payable to holders of equity instruments are recognised in the period in which they are authorised or approved. Interim dividends payable to holders of the Group's ordinary share capital are authorised by the directors of the Parent Company, the final dividend typically requires shareholder approval.

1 ACCOUNTING POLICIES *continued*

(u) Early adoption of new accounting standards
(i) 'Fair value option' – amendment to IAS 39 (effective 1 January 2006)
For the year ended 31 December 2005 the Group elected to early adopt the provisions of the amendment to IAS 39, the fair value option, published by the IASB in June 2005. These amendments made changes to the definition of financial assets and liabilities that may be recognised at fair value through the income statement. They permit the designation of certain financial assets and liabilities at fair value through the income statement, depending on the satisfaction of certain conditions, as set out below:

> The designation eliminates or significantly reduces an "accounting mismatch" arising from measuring assets and liabilities or recognising gains or losses on them on different bases; or
> A group of financial assets and/or financial liabilities or both is managed and its performance evaluated on a fair value basis; or
> A contract contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows of the host contract or it is clear with little or no analysis that separation of the embedded derivative would be permitted.

As a result of early adoption of IAS 39 the Group has made designations that have eliminated or significantly reduced balance sheet and income statement accounting mismatches that would have arisen in respect of:

> Investment contract liabilities that form part of the long-term insurance and investment contract business in the South African life insurance operations and would otherwise have been recorded at amortised cost, have been designated at fair value through the income statement. Similarly, financial assets supporting investment and insurance contract liabilities, which would have otherwise been recorded as loans and receivables or available-for-sale financial assets, have also been designated at fair value through the income statement; and
> The Group's Banking business also designated certain financial assets and liabilities as fair value through the income statement. These were trading items previously classified as held for trading or hedged items for which the application of fair value through the income statement treatment eliminated accounting mismatches that arose before the IAS 39 amendment.

(ii) IFRIC 8, 'Scope of IFRS 2' (effective 1 May 2006).
The Group has adopted IFRIC 8 earlier than required. IFRIC 8 is particularly pertinent to the accounting treatment for shares issued in respect of the Black Economic Empowerment schemes. It clarifies the accounting treatment when service can or cannot be identified. Where the Group can identify services received from the recipient of the award the share-based payment charge is spread over the vesting period of the instruments. Where services cannot be identified the cost is expensed with immediate effect.

(v) Future adoption
The following standards, amendments to standards, and interpretations, effective in future accounting periods, which are relevant to the Company, have not been early adopted in these financial statements:

> IAS 1 amendment, Additional disclosures in relation to an entity's capital (effective 1 January 2007);
> IAS 19 amendment, Actuarial gains and losses, group plans and disclosures (effective 1 January 2006);
> IAS 39 amendment for hedges of forecast intra-group transactions (effective 1 January 2006). The amendment permits the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intra-group transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into the income statement in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss;
> IFRS 4 amendment for financial guarantee contracts (effective 1 January 2006). This provides guidance to issuers of financial guarantee contracts. If the issuer of the contract normally accounts for such a contact as a financial instrument liability, but has previously asserted explicitly that it regards such contracts as insurance contracts and had accounted for them as such, then it may elect irrevocably to account for the contracts as financial instruments or insurance contracts;
> IFRS 7 'Financial Instruments: Disclosures' (effective 1 January 2007). IFRS 7 will supersede IAS 30, 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation'. In particular, IFRS 7 requires additional disclosure over and above that required by IAS 32 in respect of (1) The significance of financial instruments for an entity's financial position and performance, (2) The nature and extent of risks arising from financial instruments; and (3) Capital objectives and policies; and
> IFRIC4, 'Determining whether an Arrangement contains a Lease' (effective 1 January 2006). IFRIC 4 provides guidance on determining whether an arrangement that does not take the legal form of a lease contains a lease and should be accounted for in terms of IAS 17, 'Leases'.

The amendments to IAS 1 and IAS 19, and the introduction of IFRS 7 will predominantly require changes in disclosure, and are not expected to result in changes to the Group's accounting policies. The IAS 39 and IFRS 4 amendments, and IFRIC 4 may impact accounting policies of the Group, but are not expected to have a significant impact on those policies.

2 FOREIGN CURRENCIES

Principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are presented below:

	Rand		USD	
	Year to 31 December 2005	Year to 31 December 2004	**Year to 31 December 2005**	Year to 31 December 2004
Income statement (average rate)	**11.5812**	11.7986	**1.8195**	1.8327
Balance sheet (closing rate)	**10.8923**	10.8482	**1.7187**	1.9158

Foreign currency revenue transactions are translated at average exchange rates for the year. Monetary foreign currency assets and liabilities are translated at year end exchange rates. Non-monetary foreign currency assets and liabilities are translated at historical exchange rates. The assets and liabilities of foreign operations are translated from their respective functional currencies into the Group's presentation currency using the year-end exchange rates, and their income and expenses using the average exchange rates. Unrealised gains or losses resulting from translation of functional currencies to the presentation currency are included as a separate component of shareholders' equity, net of applicable deferred income taxes.

3 SEGMENT INFORMATION

(i) Basis of segmentation

Geographical segments

For management purposes the Group is organised on a geographical basis into the following segments: Africa, North America and United Kingdom & Rest of the World. This is the basis on which the Group reports its primary segment information.

Business segments

Although the Group is managed primarily on a geographical basis, it operates in four principle areas of business: long-term business, general insurance, banking and asset management. These businesses operate independently within each geographical sector.

Financial information about the Group's geographic and business segments is presented in note 3(ii) below. Where financial information is required for both primary and secondary segments, this information is shown in the format of a matrix. Notes 3(iii) to 3(ix) provide additional supplemental information for each business segment and have been presented in accordance with the adjusted operating profit format used in preparation of the summary consolidated income statement, including a reconciliation to the consolidated income statement format. Inter-segment revenue and expenses are included in the presentation of the additional supplemental information which are eliminated within the consolidated income statement.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. There are no significant differences between the geographical location of assets and operations and the associated external revenues. Business transacted with South African residents in terms of their personal offshore allowances is conducted by the Group's offshore companies and is therefore disclosed under the Rest of World segment. Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

3 SEGMENT INFORMATION *continued*

(ii) Income statement

£m

Year to 31 December 2005	Africa	North America	United Kingdom & Rest of World	Total revenue/ (expense) including inter-segment	Inter-segment (revenue)/ expense	Total revenue/ (expense) excluding inter-segment
Revenue						
Long-term business	7,242	2,604	145	9,991	(89)	9,902
General insurance	727	–	–	727	–	727
Banking	2,675	–	130	2,805	(3)	2,802
Asset management	232	453	124	809	(61)	748
Other shareholders' income	5	–	45	50	(9)	41
Consolidation of funds	95	–	37	132	–	132
Inter-segment revenue	(130)	(13)	(19)	(162)	162	–
	10,846	3,044	462	14,352	–	14,352
Expenses						
Long-term business	(6,516)	(2,511)	(137)	(9,164)	63	(9,101)
General insurance	(557)	–	–	(557)	–	(557)
Banking	(2,321)	–	(103)	(2,424)	16	(2,408)
Asset management	(146)	(335)	(106)	(587)	70	(517)
Debt service costs and other shareholders' expenses	(13)	–	(101)	(114)	13	(101)
Consolidation of funds	(95)	–	(37)	(132)	–	(132)
Inter-segment expense	120	13	29	162	(162)	–
	(9,528)	(2,833)	(455)	(12,816)	–	(12,816)
Net revenue/(expenses)						
Long-term business	726	93	8	827	(26)	801
General insurance	170	–	–	170	–	170
Banking	354	–	27	381	13	394
Asset management	86	118	18	222	9	231
Other shareholders' income/(expenses)	(8)	–	(56)	(64)	4	(60)
Inter-segment (revenue)/expense	(10)	–	10	–	–	–
	1,318	211	7	1,536	–	1,536
Share of associated undertakings' profit after tax	17	–	–	17	–	17
Goodwill impairments	(5)	–	–	(5)	–	(5)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	64	(6)	–	58	–	58
Profit before tax	1,394	205	7	1,606	–	1,606

3 SEGMENT INFORMATION *continued*

(ii) Income statement *continued*

£m

Year to 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total revenue/ (expense) including inter-segment	Inter-segment (revenue)/ expense	Total revenue/ (expense) excluding inter-segment
Revenue						
Long-term business	4,975	2,496	44	7,515	(67)	7,448
General insurance	655	–	–	655	–	655
Banking	2,503	–	112	2,615	(2)	2,613
Asset management	173	366	117	656	(49)	607
Other shareholders' income	3	–	87	90	(11)	79
Consolidation of funds	73	–	11	84	–	84
Inter-segment revenue	(95)	(12)	(22)	(129)	129	–
	8,287	2,850	349	11,486	–	11,486
Expenses						
Long-term business	(4,449)	(2,341)	(38)	(6,828)	58	(6,770)
General insurance	(518)	–	–	(518)	–	(518)
Banking	(2,311)	–	(89)	(2,400)	8	(2,392)
Asset management	(119)	(328)	(122)	(569)	56	(513)
Debt service costs and other shareholders' expenses	(22)	–	(116)	(138)	7	(131)
Consolidation of funds	(73)	–	(11)	(84)	–	(84)
Inter-segment expense	95	13	21	129	(129)	–
	(7,397)	(2,656)	(355)	(10,408)	–	(10,408)
Net revenue/(expenses)						
Long-term business	526	155	6	687	(9)	678
General insurance	137	–	–	137	–	137
Banking	192	–	23	215	6	221
Asset management	54	38	(5)	87	7	94
Other shareholders' income/(expenses)	(19)	–	(29)	(48)	(4)	(52)
Inter-segment (revenue)/expense	–	1	(1)	–	–	–
	890	194	(6)	1,078	–	1,078
Share of associated undertakings' profit after tax	18	–	–	18	–	18
Goodwill impairments	(33)	–	–	(33)	–	(33)
Loss on disposal of subsidiaries, associated undertakings and strategic investments	(15)	–	(12)	(27)	–	(27)
Profit before tax	860	194	(18)	1,036	–	1,036

3 SEGMENT INFORMATION *continued*

(iii) Long-term business premiums
Gross premiums and investment contract deposits written

£m

Year to 31 December 2005	Africa	North America	United Kingdom & Rest of World	Total
Individual business				
Single	748	2,168	165	3,081
Recurring	1,056	283	9	1,348
	1,804	2,451	174	4,429
Group business				
Single	690	–	–	690
Recurring	319	–	–	319
	1,009	–	–	1,009
Total gross premiums and investment contract deposits written	2,813	2,451	174	5,438
Insurance contracts	1,187	2,110	4	3,301
Investment contracts with discretionary participation features	482	–	–	482
Other investment contracts	1,144	341	170	1,655
	2,813	2,451	174	5,438
Less: Other investment contracts	(1,144)	(341)	(170)	(1,655)
Total gross written premiums	1,669	2,110	4	3,783

£m

Year to 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total
Individual business				
Single	643	2,169	125	2,937
Recurring	977	205	13	1,195
	1,620	2,374	138	4,132
Group business				
Single	452	–	–	452
Recurring	317	–	–	317
	769	–	–	769
Total gross premiums and investment contract deposits written	2,389	2,374	138	4,901
Insurance contracts	1,052	2,023	2	3,077
Investment contracts with discretionary participation features	402	–	–	402
Other investment contracts	935	351	136	1,422
	2,389	2,374	138	4,901
Less: Other investment contracts	(935)	(351)	(136)	(1,422)
Total gross written premiums	1,454	2,023	2	3,479

3 SEGMENT INFORMATION *continued*

(iii) Long-term business premiums *continued*
Gross new business premiums and investment contract deposits written

Year to 31 December 2005	Africa	North America	United Kingdom & Rest of World	Total £m
Individual business				
Single	748	2,168	165	3,081
Recurring	184	81	–	265
	932	2,249	165	3,346
Group business				
Single	690	–	–	690
Recurring	18	–	–	18
	708	–	–	708
Total gross new business premiums and investment contract deposits written	1,640	2,249	165	4,054
Insurance contracts	414	1,908	–	2,322
Investment contracts with discretionary participation features	215	–	–	215
Other investment contracts	1,011	341	165	1,517
	1,640	2,249	165	4,054
Less: Other investment contracts	(1,011)	(341)	(165)	(1,517)
Total gross new business premiums written	629	1,908	–	2,537
Annual premium equivalent	346	298	16	660

Year to 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total £m
Individual business				
Single	643	2,169	125	2,937
Recurring	164	58	1	223
	807	2,227	126	3,160
Group business				
Single	452	–	–	452
Recurring	17	–	–	17
	469	–	–	469
Total gross new business premiums and investment contract deposits written	1,276	2,227	126	3,629
Insurance contracts	319	1,876	–	2,195
Investment contracts with discretionary participation features	167	–	–	167
Other investment contracts	790	351	126	1,267
	1,276	2,227	126	3,629
Less: Other investment contracts	(790)	(351)	(126)	(1,267)
Total gross new business premiums written	486	1,876	–	2,362
Annual premium equivalent	291	275	13	579

Annual premium equivalent is defined as one tenth of single premiums plus recurring premiums (including investment contract deposits written).

3 SEGMENT INFORMATION *continued*

(iv) Long-term business adjusted operating profit

£m

Year to 31 December 2005	Notes	Africa	North America	United Kingdom & Rest of World	Total
Individual business		239	89	7	335
Group business		90	–	–	90
		329	89	7	425
Long-term investment return		131	–	1	132
Share of associated undertakings' profit after tax		7	–	–	7
Adjusted operating profit		467	89	8	564
Short-term fluctuations in investment returns	4(iii)	279	4	–	283
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(109)	–	–	(109)
Initial costs of Black Economic Empowerment schemes	4(vi)	(28)	–	–	(28)
Profit before tax (net of income attributable to policyholder returns)		609	93	8	710
Income tax attributable to policyholder returns		124	–	–	124
Profit before tax		733	93	8	834

£m

Year to 31 December 2004	Notes	Africa	North America	United Kingdom & Rest of World	Total
Individual business		230	97	6	333
Group business		87	–	–	87
		317	97	6	420
Long-term investment return		145	–	–	145
Share of associated undertakings' profit after tax		5	–	–	5
Adjusted operating profit		467	97	6	570
Short-term fluctuations in investment returns	4(iii)	100	58	–	158
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(99)	–	–	(99)
Profit before tax (net of income attributable to policyholder returns)		468	155	6	629
Income tax attributable to policyholder returns		62	–	–	62
Profit before tax		530	155	6	691

3 SEGMENT INFORMATION *continued*

(v) General insurance

Year to 31 December 2005	Notes	Gross premiums written	Gross earned premiums	Earned premiums net of reinsurance	Claims incurred net of reinsurance	Adjusted operating profit £m
Commercial		326	326	272	157	44
Personal lines		264	264	260	189	4
Risk financing		101	100	62	17	1
		691	690	594	363	49
Long-term investment return						53
Adjusted operating profit						102
Goodwill impairment	4(i)					(5)
Short-term fluctuations in investment return	4(iii)					80
Initial costs of Black Economic Empowerment schemes	4(vi)					(12)
Profit before tax						165

Year to 31 December 2004	Note	Gross premiums written	Gross earned premiums	Earned premiums net of reinsurance	Claims incurred net of reinsurance	Adjusted operating profit £m
Commercial		280	288	238	138	35
Personal lines		249	247	244	170	13
Risk financing		95	100	89	48	5
		624	635	571	356	53
Long-term investment return						45
Share of associated undertakings' profit after tax						3
Adjusted operating profit						101
Short-term fluctuations in investment return	4(iii)					39
Profit before tax						140

3 SEGMENT INFORMATION *continued*

(vi) Banking

Year to 31 December 2005	Notes	Africa	United Kingdom & Rest of World	Total £m
Interest and similar income	6	1,907	99	2,006
Interest expense and similar charges		(1,203)	(66)	(1,269)
Net interest income		704	33	737
Dividend income		12	–	12
Fees and commission receivable		557	3	560
Fees and commission payable		(73)	(4)	(77)
Other operating income		188	27	215
Foreign currency translation gain		11	–	11
Total operating income		1,399	59	1,458
(Losses)/gains on loans and advances	25	(104)	1	(103)
Operating expenses		(892)	(32)	(924)
		403	28	431
Irrecoverable transaction tax		(19)	(1)	(20)
Share of associated undertakings' operating profit after tax		10	–	10
Adjusted operating profit		394	27	421
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	64	–	64
Initial costs of Black Economic Empowerment schemes	4(vi)	(30)	–	(30)
Profit before tax		428	27	455

Year to 31 December 2004	Notes	Africa	United Kingdom & Rest of World	Total £m
Interest and similar income	6	1,870	61	1,931
Interest expense and similar charges		(1,280)	(38)	(1,318)
Net interest income		590	23	613
Dividend income		5	–	5
Fees and commission receivable		331	39	370
Fees and commission payable		(74)	(2)	(76)
Other operating income		321	12	333
Foreign currency translation loss		(24)	–	(24)
Total operating income		1,149	72	1,221
Losses on loans and advances	25	(102)	(2)	(104)
Operating expenses		(816)	(46)	(862)
		231	24	255
Irrecoverable transaction tax		(39)	(1)	(40)
Share of associated undertakings' operating profit after tax		11	–	11
Adjusted operating profit		203	23	226
Goodwill impairments	4(i)	(33)	–	(33)
Loss on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	(10)	–	(10)
Profit before tax		160	23	183

3 SEGMENT INFORMATION *continued*

(vii) Asset management

Year to 31 December 2005	Note	Revenue	Expenses	Profit before tax
				£m
Africa				
Old Mutual Asset Managers		56	(31)	25
Old Mutual Unit Trust		32	(21)	11
Old Mutual Specialised Finance		53	(29)	24
Other fund management businesses		49	(38)	11
Nedbank Unit Trusts and portfolio management		42	(27)	15
		232	(146)	86
US asset management		453	(335)	118
United Kingdom & Rest of World				
Old Mutual Asset Managers (UK)		68	(55)	13
Selestia Life & Pensions		19	(20)	(1)
Other fund management businesses		31	(27)	4
Nedbank Unit Trusts and portfolio management		6	(7)	(1)
		124	(109)	15
Adjusted operating profit		809	(590)	219
Loss on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	–	(6)	(6)
Profit before tax		809	(596)	213

Year to 31 December 2004	Notes	Revenue	Expenses	Profit before tax
				£m
Africa				
Old Mutual Asset Managers		44	(24)	20
Old Mutual Unit Trust		23	(19)	4
Old Mutual Specialised Finance		35	(22)	13
Other fund management businesses		39	(30)	9
Nedbank Unit Trusts and portfolio management		32	(24)	8
		173	(119)	54
US asset management		366	(279)	87
United Kingdom & Rest of World				
Old Mutual Asset Managers (UK)		42	(37)	5
Selestia Life & Pensions		9	(15)	(6)
Other fund management businesses		32	(42)	(10)
Nedbank Unit Trusts and portfolio management		34	(28)	6
		117	(122)	(5)
Adjusted operating profit		656	(520)	136
Loss on disposal of subsidiaries, associated undertakings and strategic investments	4(ii)	–	(17)	(17)
Fines and penalties	4(vii)	–	(49)	(49)
Profit before tax		656	(586)	70

3 SEGMENT INFORMATION *continued*

(vii) Asset management *continued*

US asset management	Notes	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Revenue			
Investment management fees		359	315
Transaction, performance and other fees		94	51
		453	366
Expenses			
Staff costs – fixed and variable		(260)	(121)
Other		(75)	(158)
		(335)	(279)
Adjusted operating profit		118	87
Loss on disposal of subsidiaries	4(ii)	(6)	(5)
Fines and penalties	4(vii)	–	(49)
Profit before tax		112	33

(viii) Other shareholders income/(expenses)

	Note	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Distribution from unclaimed share trust		3	16
Provisions for contributions to public benefit and charitable organisations		(3)	(16)
Interest receivable		19	9
Net other income/(expenses)		(9)	–
Net corporate expenses		(35)	(39)
Adjusted operating loss		(25)	(30)
Initial costs of Black Economic Empowerment schemes	4(vi)	(2)	–
Loss before tax		(27)	(30)

In accordance with proposals announced by the Company on 23 February 2004 and approved by its shareholders on 14 May 2004, during the year the Company received an additional £3 million from Old Mutual South African Unclaimed Shares Trusts. This amount represents final settlement of accumulated dividends and interest accrued in respect of shares of the Company unclaimed at 12 July 2004, being five years after the demutualisation of the South Africa Mutual Life Assurance Society. It is the firm intention of the Board that all of this money will eventually be distributed to public benefit and charitable organisations and, therefore, full provision has been made for the cost of making such distributions.

Net other income/(expenses) includes recognition of movements for certain pension deficits in defined benefit schemes.

3 SEGMENT INFORMATION *continued*

(ix) Funds under management

At 31 December 2005	Africa	North America	United Kingdom & Rest of World	Total £m
Life investments	26,180	11,752	3,365	41,297
Africa				
Fund management				
Old Mutual Asset Managers	9,540	–	–	9,540
Old Mutual Unit Trust	530	–	–	530
Other fund management businesses	1,133	–	–	1,133
	11,203	–	–	11,203
Nedbank Unit Trusts and portfolio management	5,595	–	–	5,595
	16,798	–	–	16,798
US asset management	–	111,455	7,713	119,168
United Kingdom & Rest of World				
Fund management	–	–	3,244	3,244
Selestia Life & Pensions	–	–	1,114	1,114
Other fund management businesses	–	–	256	256
Nedbank Unit Trusts and portfolio management	–	–	1,021	1,021
	–	–	5,635	5,635
Total funds under management	42,978	123,207	16,713	182,898

At 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total £m
Life investments	20,879	10,714	2,997	34,590
Africa				
Fund management				
Old Mutual Asset Managers	8,011	–	–	8,011
Old Mutual Unit Trust	288	–	–	288
Other fund management businesses	1,016	–	–	1,016
	9,315	–	–	9,315
Nedbank Unit Trusts and portfolio management	4,541	–	–	4,541
	13,856	–	–	13,856
US asset management	–	80,289	6,561	86,850
United Kingdom & Rest of World				
Fund management	–	–	2,210	2,210
Selestia Life & Pensions	–	–	531	531
Other fund management businesses	–	–	270	270
Nedbank Unit Trusts and portfolio management	–	–	1,817	1,817
	–	–	4,828	4,828
Total funds under management	34,735	91,003	14,386	140,124

3 SEGMENT INFORMATION *continued*

(x) Net assets

£m

Year ended 31 December 2005	Africa	North America	United Kingdom & Rest of World	Total
Assets				
Long-term business	27,537	13,803	1,228	42,568
General insurance	911	–	–	911
Banking	30,267	–	1,806	32,073
Asset management	1,050	1,381	960	3,391
Other shareholders' assets	938	–	600	1,538
Investment in associated undertakings	93	–	–	93
Consolidated total assets	60,796	15,184	4,594	80,574
Consolidated total liabilities	57,121	12,856	4,178	74,155
Net assets				
Long-term business	(45)	1,242	40	1,237
General insurance	464	–	–	464
Banking	2,268	–	175	2,443
Asset management	334	1,086	397	1,817
Other shareholders' net assets	887	–	324	1,211
Investment in associated undertakings	93	–	–	93
	4,001	2,328	936	7,265
Debt	(326)	–	(520)	(846)
Consolidated net assets	3,675	2,328	416	6,419

£m

Year ended 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total
Assets				
Long-term business	22,007	10,356	1,433	33,796
General insurance	680	–	–	680
Banking	27,833	–	1,605	29,438
Asset management	1,736	1,072	376	3,184
Other shareholders' assets	545	–	424	969
Investment in equity method associates	149	–	–	149
Consolidated total assets	52,950	11,428	3,838	68,216
Consolidated total liabilities	50,021	9,479	4,020	63,520
Net assets				
Long-term business	534	1,080	25	1,639
General insurance	323	–	–	323
Banking	1,057	–	448	1,505
Asset management	531	869	11	1,411
Other shareholders' net assets	386	–	190	576
Investment in equity method associates	149	–	–	149
	2,980	1,949	674	5,603
Debt	(51)	–	(525)	(576)
Convertible Bonds	–	–	(331)	(331)
Consolidated net assets	2,929	1,949	(182)	4,696

The net assets of the African life business are stated after eliminating investments in Group equity and debt instruments of £570 million (2004: £564 million) held in policyholder funds to support policyholder liabilities. These include investments in the Company's ordinary shares and subordinated liabilities and preferred securities issued by the Group banking subsidiary Nedbank Ltd.

4 ITEMS INCLUDED IN PROFIT BEFORE TAX BUT EXCLUDED FROM ADJUSTED OPERATING PROFIT

(i) Goodwill impairment

Goodwill impairment represents £5 million incurred in respect of the Group's African general insurance business. After minority interests of £1 million, goodwill impairment attributable to equity holders is £4 million. During 2004, a goodwill impairment of £33 million was recognised in respect of Group adjustments associated with the Group's banking businesses. After minority interests of £16 million, goodwill impairment attributable to equity holders was £17 million.

(ii) Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments

	£m	
	Year to 31 December 2005	Year to 31 December 2004
United States – asset management affiliates	**(6)**	(5)
South Africa – banking subsidiaries and associates	**(4)**	(10)
South Africa – banking strategic investments	**68**	–
United Kingdom – asset management subsidiaries	**–**	(12)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments before tax	**58**	(27)
Tax	**1**	–
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments after tax	**59**	(27)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments after tax is attributable to:		
Equity holders of the parent	**32**	(21)
Minority interests – ordinary shares	**27**	(6)
	59	(27)

During 2005, the Group disposed of its interests in L&B Realty, Integra Global Advisors and UAM Japan for a total of £10 million cash consideration, resulting in a loss on disposal of £6 million. The tax credit arising on disposal was £4 million.

During the year the Group's banking subsidiary disposed of various non-core subsidiaries resulting in a loss of £1 million. Disposal of investment in associated undertaking Internet Solutions resulted in a profit of £7 million and a write down of investment in State Bank of Mauritius Ltd resulted in a loss of £10 million.

In August 2005, the Group's banking subsidiary disposed of its investment in Net1 U.E.P.S. Technologies, Inc for £75 million cash consideration, resulting in a profit on disposal of £68 million. This strategic investment was previously an associate of the Group and held as an available-for-sale asset. The profit has been excluded from adjusted operating profit as in the directors' view the size of the profit may distort the concept that the adjusted operating profit is to represent the underlying performance of the Group.

Net tax payable in respect of the Group's banking subsidiary disposals was £3 million.

4 ITEMS INCLUDED IN PROFIT BEFORE TAX BUT EXCLUDED FROM ADJUSTED OPERATING PROFIT *continued*

(iii) Short-term fluctuations in investment return

Profit before tax is calculated on the basis of actual investment return earned by the long-term business. Adjusted operating profit is stated after allocating an investment return earned by the insurance businesses based on a long-term investment return. The difference between the actual and the long-term investment returns is the short-term fluctuations in investment return.

For African long-term business, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For general insurance business, the return is an average value of investible assets supporting shareholders' funds and insurance liabilities, adjusted for net fund flows. For the US long-term business, the return earned by assets, mainly bonds, has been smoothed with reference to the actual yield earned by the portfolio.

The long-term rates of investment return for equities and other investible assets are as follows:

	Year to 31 December 2005	Year to 31 December 2004
Africa	11.1%	12.5%
Equities	13.0%	14.0%
Cash and other investible assets – Rand denominated	9.0%	11.0%
Cash and other investible assets – other currencies	6.0%	8.0%
United States	5.85%	6.00%

The long-term rates of return are based on achieved real rates of return adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed annually for appropriateness. The directors are of the opinion that these rates of return are appropriate and have been selected with a view to ensuring that returns credited to adjusted operating earnings are not inconsistent with the actual returns expected to be earned over the long-term.

		£m
Analysis of short-term fluctuations in investment return	Year to 31 December 2005	Year to 31 December 2004
Long-term business		
Actual investment return attributable to shareholders	415	303
Long-term investment return credited to adjusted operating profit	(132)	(145)
	283	158
General insurance business		
Actual investment return attributable to shareholders	133	84
Long-term investment return credited to adjusted operating profit	(53)	(45)
	80	39
Short-term fluctuations in investment return before tax	363	197
Tax	(55)	(46)
Short-term fluctuations in investment return after tax	308	151
Short-term fluctuations in investment return after tax is attributable to:		
Equity holders of the parent	294	149
Minority interests – ordinary shares	14	2
	308	151

(iv) Income from hedging activities that do not qualify for hedge accounting

In order to manage investment risk, interest rate risk and currency exposures, the Parent Company enters into various derivative contracts. These instruments are only entered into for this purpose as speculative activity is not permitted and all transactions must be fully covered by cash or corresponding assets and liabilities. In accordance with IAS 39, the documentation and effectiveness testing requirements of hedge accounting are extensive. Provided these tests are satisfied, any movements in the fair value of the derivative instruments will be recognised through either cash flow hedge reserves or translation reserves within the consolidated shareholders' equity.

Whilst the requirements for hedge accounting have been achieved during 2005, certain economically hedged relationships failed the IAS 39 requirements in 2004. As a result, the movement in the fair value of the derivative instruments, which resulted in a gain of £31 million recognised in the consolidated income statement. This gain has been excluded from the adjusted operating profit as it does not represent income arising from the underlying performance of the Group.

4 ITEMS INCLUDED IN PROFIT BEFORE TAX BUT EXCLUDED FROM ADJUSTED OPERATING PROFIT *continued*

(v) Investment return adjustment for Group equity and debt instruments held in life funds

Investment returns on Group equity and debt instruments held in the policyholder funds to support policyholder liabilities are eliminated within the consolidated income statement in arriving at profit for the financial year. However, adjusted operating profit includes investment returns on these investments in Group equity and debt instruments. These include investments in the Company's ordinary shares and subordinated liabilities and preferred securities issued by its African banking subsidiaries.

		£m
Investment return adjustment for Group equity and debt instruments held in life funds	**Year to 31 December 2005**	Year to 31 December 2004
Dividend income	**16**	18
Realised gains on investment return	**16**	5
Unrealised gains on investments	**77**	76
	109	99

(vi) Initial costs of Black Economic Empowerment schemes

On 19 April 2005, the Group announced its intention to implement certain Black Economic Empowerment ownership proposals which will ultimately increase black shareholdings in its South African businesses. Following approval by shareholders at an Extraordinary General Meeting and Court Meeting held on 6 July 2005, the schemes were implemented in August 2005. The proposals in respect of the Company were subject to a scheme of arrangement under section 425 of the Companies Act 1985, which was confirmed by the UK High Court on 18 July 2005.

Implementation resulted in the issue of new ordinary shares in Old Mutual plc and its listed subsidiaries to various share trusts for the benefit of black employees within the Group and to a number of black controlled entities beneficially owned by black clients or distributors, black community groups and Black Business Partners in South Africa.

The costs incurred during the year in relation to the schemes consists of share-based payments charges in accordance with IFRS 2, administration costs associated with implementation and running of the schemes and performance fees accrued in respect of the black business partners. Tax relief is recognised in respect of certain costs where contributions are made to schemes in respect of employee grants. Total costs of £80 million have been recognised in the consolidated income statement.

Share-based payment charges are recognised over the vesting period of the schemes and apply to employee and non-employee arrangements where the Group is deemed to have received benefits in respect of the issue of the shares. The amounts calculated in respect of certain schemes, principally the broad based employee schemes and black business partners arrangements, vest immediately such that the total charge is recognised up front. These initial share-based payment charges and professional fees incurred in respect of establishment of these schemes have been excluded from adjusted operating profit.

	£m
	Year to 31 December 2005
Old Mutual South Africa	**28**
Nedbank Group Limited	**30**
Mutual & Federal Insurance Company Limited	**12**
Old Mutual plc	**2**
Initial costs of Black Economic Empowerment schemes before tax	**72**
Tax relief on initial costs	**(5)**
Initial costs of Black Economic Empowerment schemes after tax	**67**
Initial costs of Black Economic Empowerment schemes after tax is attributable to:	
Equity holders of the parent	**54**
Minority interests – ordinary shares	**13**
	67

The Group did not incur any costs in respect of these Black Economic Empowerment schemes in 2004.

4 ITEMS INCLUDED IN PROFIT BEFORE TAX BUT EXCLUDED FROM ADJUSTED OPERATING PROFIT *continued*

(vii) Fines and penalties
During 2004, the US asset management affiliate, Liberty Ridge Capital Inc. (formerly known as Pilgrim Baxter & Associates, Ltd (PBA)), reached agreements with the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) which settled all charges brought by these authorities against PBA in relation to market timing in the US mutual fund business.

PBA agreed to pay $40 million in disgorgement of past fees, as well as $50 million in civil penalties. This resulted in a charge of £49 million for the period ended 30 June 2004, which has been taken to the consolidated income statement, but excluded from adjusted operating profit. Tax deductions were recognised on the disgorgement of past fees, resulting in a tax credit of £8 million.

In addition, PBA agreed to fee reductions to investors of approximately $10 million over the five years from 2004.

There are several related private lawsuits arising from the conduct alleged in the civil suits filed by the SEC and NYAG. These class action lawsuits were consolidated into a single lawsuit along with all other cases against US parties alleging market timing and late trading violations. Proceedings in this case are ongoing, but it is not possible to say, at this time, whether or not the amount of the ultimate liability to be borne by the Group will be material. Other claims have now been received in relation to the impact of the matter on the value of Liberty Ridge Capital Inc. and the subsequent reduction in the value of employee remuneration plans and other such consequences. These claims are at a preliminary stage. As a result, no amount has been recognised for any settlement of the above claims, as significant uncertainty remains over the quantum of any settlement.

5 INVESTMENT RETURN (NET OF INVESTMENT LOSSES)

		£m
	Year to 31 December 2005	Year to 31 December 2004
Interest income and similar income		
Finance lease and instalment debtors	1	1
Bills and acceptances	7	16
Term loans and other	11	16
Cash and short-term funds held	30	20
Investment securities	1,267	1,156
	1,316	1,209
Dividend income		
Investments fair valued through income statement	413	287
Other financial assets	63	11
	476	298
Rental income on investment properties	69	61
Unrealised gains/(losses):		
Foreign currency trading	59	57
Investment property	192	37
Investments fair valued through income statement	2,379	1,679
Other investments	125	31
	2,755	1,804
Realised gains/(losses):		
Investment securities	40	51
Foreign currency trading	7	(1)
Investments fair valued through income statement	1,848	883
Other investments	64	5
	1,959	938
Loss on foreign exchange (non-trading)	(6)	(24)
Total investment income (net of investment losses)	6,569	4,286

6 BANKING INTEREST AND SIMILAR INCOME

	£m	
	Year to 31 December 2005	Year to 31 December 2004
Interest income and similar income		
Mortgage loans	860	835
Finance lease and instalment debtors	285	251
Bills and acceptances	23	37
Term loans and other	548	523
Customer overdrafts	97	96
Cash and short-term funds held	29	76
Investment securities	164	113
	2,006	1,931
Dividend income		
Investments fair valued through income statement	12	5
Total banking interest and similar income	2,018	1,936

7 FEE AND COMMISSION INCOME

		£m	
	Notes	Year to 31 December 2005	Year to 31 December 2004
Banking operations:			
Fees and commission income		563	477
Change in deferred revenue	35	(7)	(3)
		556	474
Long-term business investment contracts:			
Fees and commission		108	101
Change in deferred revenue	35	9	9
		117	110
Asset management businesses:			
Investment management fees		507	433
Transaction and performance fees		86	62
Commission income		15	15
Specialist financial services fees		7	–
Change in deferred revenue	35	(14)	(9)
		601	501
Total fee and commission income		1,274	1,085

8 FINANCE COSTS (INCLUDING INTEREST AND SIMILAR EXPENSES)

	£m	
	Year to 31 December 2005	Year to 31 December 2004
Interest payable		
Senior debt securities and term loan	23	28
Convertible bond	6	16
Subordinated debt securities	7	3
	36	47
Facility and commitment fees	4	3
Unwinding of discount on provisions	4	2
Cash flow hedge reserve amortised through income statement	(4)	(4)
	40	48
Add back interest receivable under swap agreement[1]	–	13
Total finance costs (including interest and similar expenses)	40	61

[1] This interest did not qualify for hedge accounting in 2004 and therefore could not be netted against interest payable.

9 BANKING INTEREST EXPENSE

	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Loan notes	24	35
Banks and customers	935	969
Subordinated debt liabilities	67	75
Debt securities in issue	228	224
Total banking interest expense	1,254	1,303

10 FEES, COMMISSIONS AND OTHER ACQUISITION COSTS

	Notes	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Insurance contracts:			
Commission expenses		436	388
Changes in deferred acquisition costs	24	(290)	(265)
		146	123
Investment contracts:			
Commission expenses		82	78
Other acquisition costs		64	135
Changes in deferred acquisition costs	24	(11)	(3)
		135	210
Asset management:			
Commission expenses		46	28
Other acquisition costs		1	–
Changes in deferred acquisition costs	24	(17)	(8)
		30	20
Banking operations:			
Fees and commission paid		78	60
Total fees, commissions and other acquisition costs		389	413

11 OTHER OPERATING AND ADMINISTRATIVE EXPENSES

(i) Other operating expenses include:

		£m	
	Notes	Year to 31 December 2005	Year to 31 December 2004
Depreciation		61	121
Software costs		1	13
Operating lease rentals		74	71
Amortisation of intangibles	15	69	68
Impairment of intangibles	15	8	42

(ii) Auditors' remuneration

	£m	
	Year to 31 December 2005	Year to 31 December 2004
Total fees payable to the Group auditors'		
Statutory audit services	6.0	5.2
Other audit and assurance services	0.4	2.2
	6.4	7.4
Tax services – advisory	0.1	0.4
– compliance	0.2	0.1
Other services	4.3	4.4
	11.0	12.3

Included in the above are audit fees payable by the Company of £0.6 million (2004: £0.4 million). In addition to the above, fees of £2.8 million (2004: £2.5 million) were payable to other auditors in respect of joint audit arrangements of Nedbank, the Group's banking subsidiary. Other services included advisory work in connection with International Financial Reporting Standards, Black Economic Empowerment schemes accounting and acquisition due diligence.

11 OTHER OPERATING AND ADMINISTRATIVE EXPENSES *continued*

(iii) Staff costs

	Notes	£m Year to 31 December 2005	£m Year to 31 December 2004
Wages and salaries		**705**	725
Social security costs		**13**	18
Retirement obligations			
Defined contribution plans		**18**	16
Defined benefit plans	34	**17**	3
Other retirement benefits	34	**5**	5
Bonus and incentive remuneration		**269**	208
Share-based payments		**51**	14
Termination benefits		**1**	3
Long-term employee benefits		**2**	2
Other		**19**	3
		1,100	997

	Year to 31 December 2005	Year to 31 December 2004
The average number of persons employed by the Group during the year was:		
Life assurance	**14,850**	13,480
Asset management	**2,758**	3,173
Banking	**22,188**	21,293
General insurance	**3,051**	3,252
Other	**103**	138
	42,950	41,336

Save for the two executive directors, the Company had no staff during or at the end of 2005 and 2004.

12 INCOME TAX EXPENSE

	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Current tax:		
United Kingdom tax		
UK corporation tax	5	(5)
Overseas tax		
Africa	256	291
North America	–	10
Rest of World	1	1
Secondary tax on companies (STC)	17	10
Prior year adjustments	27	10
Total current tax	306	317
Deferred tax:		
Origination/(reversal) of temporary timing differences	201	7
Changes in tax rates/bases	6	–
(Recognition)/write down of deferred tax assets	(29)	20
Total deferred tax	178	27
Total income tax expense	484	344
The reported tax charge is analysed as follows:		
Income tax expenses	484	344
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	1	–
Short-term fluctuations in investment return	(55)	(46)
Fines and penalties	–	8
Initial costs of Black Economic Empowerment schemes	5	–
Income tax attributable to policyholders included within adjusted operating profit	(127)	(62)
Tax on adjusted operating profit	308	244

	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Reconciliation of tax charge		
Profit before tax	1,606	1,036
Tax at standard rate of 30% (2004: 30%)	482	311
Different tax rate or basis on overseas operations	(4)	1
Untaxed and low taxed income	(142)	(85)
Disallowable expenses	34	74
Net movement on deferred tax assets not recognised	9	1
STC	21	10
Income tax attributable to policyholder returns	89	43
Other	(5)	(11)
Total income tax charged for the year	484	344

With effect from January 2005, corporation tax rates in South Africa reduced from 30% to 29%. The impact of this change on the Group's net deferred tax asset balance was a reduction of £6 million.

13 MINORITY INTERESTS – INCOME STATEMENT

(i) Minority interests – ordinary shares

Reconciliation of minority interests share of profit for the financial year	£m Year to 31 December 2005	Year to 31 December 2004
The minority interest charge is analysed as follows:		
Minority interest – ordinary shares	203	74
Goodwill impairment	1	16
Profit on disposal of subsidiaries and strategic investments	(27)	6
Short-term fluctuations in investment return	(14)	(2)
Initial costs of Black Economic Empowerment schemes	13	–
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	9	–
Minority interest – ordinary shares on adjusted operating profit	**185**	94

The minority interest charge to adjusted operating profit has been calculated on basis of the legal interests in the Group's listed subsidiaries.

For Mutual & Federal, the Group's general insurance business, adjusted operating profit has been calculated applying a weighted average effective interest for the year ended 31 December 2005 of 83%. As such, the share of income recognised in the summary income statement reflects the legal ownership following implementation of the subsidiaries' Black Economic Empowerment schemes from August 2005. In accordance with IFRS accounting rules and emerging interpretation of Black Economic Empowerment accounting in South Africa, the shares issued are deemed to be, in substance, options and therefore the effective interest in the consolidated income statement and balance sheet of 88% excludes the impact of the Black Economic Empowerment schemes. The adjustment to minority interests in respect of Mutual & Federal was £3 million.

For Nedbank, the Group's banking business, adjusted operating profit has been calculated applying a weighted average effective interest for the year ended 31 December 2005 of 52%. As such, the share of income recognised in the summary income statement reflects the legal ownership following implementation of the subsidiaries' Black Economic Empowerment schemes from August 2005 and additional shares purchased by the Group to maintain majority ownership. In accordance with IFRS accounting rules and emerging interpretation of Black Economic Empowerment accounting in South Africa, the shares issued by Nedbank are deemed to be, in substance, options and therefore the effective interest in the consolidated income statement and balance sheet of 55% excludes the impact of the Black Economic Empowerment schemes. The adjustment to minority interests in respect of Nedbank was £6 million.

The impact of the Group's approach to Black Economic Empowerment schemes within the adjusted operating profit is an increase in the minority interests of £9 million.

(ii) Minority interests – preferred securities

	£m Year to 31 December 2005	Year to 31 December 2004
R2,000 million non-cumulative preference shares	14	14
R792 million non-cumulative preference shares	6	6
US$750 million cumulative preferred securities	33	35
Other	–	5
	53	60
Deduct: investments in preferred securities held in life funds	(1)	(1)
Total minority interest – preferred securities	**52**	59

14 EARNINGS AND EARNINGS PER SHARE

(i) Basic EPS and diluted EPS

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year excluding own shares held in policyholder funds, ESOP trusts, Black Economic Empowerment schemes and other related undertakings.

Diluted EPS recognises the dilutive impact of share options held in ESOP trusts that are currently in the money in the calculation of the weighted average number of shares, as if they were in issue for the full year.

	£m	
	Year to 31 December 2005	Year to 31 December 2004
Profit for the financial year attributable to equity holders	**867**	559

The weighted average number of shares is calculated as follows:

	Millions	
	Year to 31 December 2005	Year to 31 December 2004
Total weighted average number of ordinary shares in issue	**3,951**	3,844
Shares held in charitable foundations	**(19)**	(10)
Shares held in ESOP Trusts	**(92)**	(96)
Adjusted weighted average number of ordinary shares	**3,840**	3,738
Shares held in policyholder funds	**(290)**	(316)
Shares held in Black Economic Empowerment schemes	**(94)**	–
Weighted average number of ordinary shares	**3,456**	3,422
Basic earnings per share (p)	**25.1**	16.3
Weighted average number of ordinary shares – diluted earnings per share		
Weighted average number of ordinary shares in issue	**3,456**	3,422
Adjustments for share options	**20**	–
Adjustments for shares held in Black Economic Empowerment schemes	**94**	–
	3,570	3,422
Diluted earnings per share (p)	**24.3**	16.3

14 EARNINGS AND EARNINGS PER SHARE *continued*

(ii) Adjusted EPS

Adjusted operating profit represents the directors' view of the underlying performance of the Group. For life assurance and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on investments in Group equity and debt instruments held in life funds and is stated net of income tax attributable to policyholder returns. For all businesses, adjusted operating profit excludes goodwill impairment, fines and penalties, initial costs of Black Economic Empowerment schemes, and profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments. Adjusted operating profit excludes income from hedging activities that do not qualify for hedge accounting.

The reconciliation of profit for the financial year to adjusted operating profit after tax attributable to equity holders is as follows:

	£m	
	Year to 31 December 2005	Year to 31 December 2004
Profit for the financial year	**867**	559
Goodwill impairment	**4**	17
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	**(32)**	21
Short-term fluctuations in investment return	**(294)**	(149)
Investment return adjustment for Group equity and debt instruments held in life funds	**109**	99
Initial costs of Black Economic Empowerment schemes	**54**	–
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	**(9)**	–
Income from hedging activities that do not qualify for hedge accounting	**–**	(31)
Fines and penalties	**–**	41
Adjusted operating profit after tax attributable to equity holders	**699**	557
Adjusted weighted average number of ordinary shares (millions)	**3,840**	3,738
Adjusted operating earning per share (p)	**18.2**	14.9

15 GOODWILL AND OTHER INTANGIBLE ASSETS

								£m
		Goodwill	Present value of acquired in-force business		Software development costs			Total
At 31 December	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Cost								
Balance at 1 January	**1,215**	1,251	**260**	279	**299**	249	**1,774**	1,779
Acquisitions through business combination	**142**	36	**–**	–	**–**	40	**142**	76
Other acquisitions	**–**	–	**–**	–	**40**	5	**40**	5
Foreign exchange and other movements	**99**	(28)	**28**	(19)	**28**	23	**155**	(24)
Disposals or retirements	**(5)**	(44)	**–**	–	**(12)**	(18)	**(17)**	(62)
Balance at 31 December	**1,451**	1,215	**288**	260	**355**	299	**2,094**	1,774
Amortisation and impairment losses								
Balance at 1 January	**156**	132	**171**	146	**151**	92	**478**	370
Amortisation charge for the year	**–**	–	**24**	27	**45**	41	**69**	68
Impairment losses charged for the year	**5**	33	**–**	–	**3**	9	**8**	42
Foreign exchange and other movements	**–**	16	**(36)**	(2)	**17**	23	**(19)**	37
Disposals or retirements	**–**	(25)	**–**	–	**(12)**	(14)	**(12)**	(39)
Balance at 31 December	**161**	156	**159**	171	**204**	151	**524**	478
Carrying amount								
Balance at 1 January	**1,059**	1,119	**89**	133	**148**	157	**1,296**	1,409
Balance at 31 December	**1,290**	1,059	**129**	89	**151**	148	**1,570**	1,296

Goodwill arising on acquisitions through business combinations consists of £10 million of consideration for purchase of US Asset Management subsidiary Larch Lane, £63 million in respect of deferred consideration paid for the purchase of certain US affiliates and other acquisitions. An additional £69 million relates to the additional interests in Nedbank Group Limited, purchased following announcement of its Black Economic Empowerment schemes, in order to maintain the Group's controlling interest.

15 GOODWILL AND OTHER INTANGIBLE ASSETS *continued*

Goodwill

At 31 December 2005	Africa	North America	United Kingdom & Rest of World	Total £m
Carrying amount	270	970	50	1,290
Excess of recoverable amount over carrying amount	1,748	808	463	3,019

At 31 December 2004	Africa	North America	United Kingdom & Rest of World	Total £m
Carrying amount	188	807	64	1,059
Excess of recoverable amount over carrying amount	1,551	103	–	1,654

Goodwill arising on acquisition is reviewed for each cash generating unit (CGU) and the recoverable amounts are determined from value in use or net selling price calculations. An impairment to goodwill is made where the recoverable amount is less than the carrying value.

The key assumptions for the value in use calculations are those regarding the discount rates and growth rates. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on business plans and industry growth rates. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management and extrapolates based on the estimated growth rates.

Net selling prices are determined using market prices or a best estimate of the selling price where there is no active market.

16 INVESTMENTS IN ASSOCIATED UNDERTAKINGS

(i) Investments in associated undertakings

	£m	
	At 31 December 2005	At to 31 December 2004
Investments in associated undertakings		
Publicly traded	–	35
Unlisted	**93**	114
	93	149
Fair value of publicly traded associated undertakings	–	61

The Group's material investments in associated undertakings accounted for under the equity method are as follows:

Associated undertakings	Country of operation	% interest held	Carrying value	Group share of profit/(loss) £m
At 31 December 2005				
Acturis Ltd	**United Kingdom**	**70.0%**	**1**	**–**
Barone, Budge & Dominick (Pty) Ltd	**Republic of South Africa**	**20.0%**	**1**	**–**
Capegate Lifestyle (Pty) Limited	**Republic of South Africa**	**34.0%**	**2**	**–**
Capricorn Science and Technology Park (Pty) Limited	**Republic of South Africa**	**41.0%**	**3**	**–**
Kimberley Clark	**Republic of South Africa**	**50.0%**	**22**	**3**
Linx Holdings (Pty) Ltd	**Republic of South Africa**	**20.0%**	**4**	**2**
Sanbona Properties (Pty) Limited	**Republic of South Africa**	**50.0%**	**2**	**–**
SBM Nedbank International Ltd	**Mauritius**	**50.0%**	**7**	**1**
The Internet Solutions (Pty) Ltd	**Republic of South Africa**	**20.0%**	**20**	**–**
Wirlprops 33 (Pty) Ltd	**Republic of South Africa**	**49.0%**	**2**	**2**
All other associated undertakings			**29**	**9**
			93	**17**

All of the above investments in associated undertakings are unlisted. Following an impairment during the year, the Group reclassified its investment in State Bank of Mauritius Ltd within its investment portfolio. The Credit Guarantee Insurance Corporation of Africa Ltd is now a subsidiary of the Group.

All investments in associated undertakings are equity accounted using financial information as at 31 December 2005, except The Internet Solutions (Pty) Ltd and Linx Holdings (Pty) Ltd, which are equity accounted using financial information as at 30 September 2005 and 2004.

Associated undertakings	Country of operation	% interest held	Carrying value	Group share of profit/(loss) £m
At 31 December 2004				
Acturis Ltd	United Kingdom	69.4%	2	–
Barone, Budge & Dominick (Pty) Ltd	Republic of South Africa	20.0%	1	–
Credit Guarantee Insurance Corporation of Africa Limited	Republic of South Africa	51.0%	20	3
IQ Business Group (Pty) Ltd	Republic of South Africa	46.1%	3	–
Kimberley Clark	Republic of South Africa	50.0%	20	2
Linx Holdings (Pty) Ltd	Republic of South Africa	40.0%	5	–
Sanbona Properties (Pty) Limited	Republic of South Africa	50.0%	3	(1)
Sandton Square Portion 8 (Pty) Limited	Republic of South Africa	25.0%	3	–
SBM Nedbank International Ltd	Mauritius	50.0%	6	–
State Bank Of Mauritius Ltd	Mauritius	20.1%	35	5
The Internet Solutions (Pty) Ltd	Republic of South Africa	40.0%	27	3
All other associated undertakings			24	6
			149	18

All of the above investments in associated undertakings are unlisted except State Bank of Mauritius Ltd.

16 INVESTMENT IN ASSOCIATED UNDERTAKINGS *continued*

(ii) Aggregate financial information of investments in associated undertakings
The aggregate financial information for all investments in associated undertakings is as follows:

	£m	
	At 31 December 2005	At 31 December 2004
Total assets	**256**	1,243
Total liabilities	**204**	1,101
Total revenues	**89**	98
Net profit after tax	**17**	18

(iii) Aggregate Group investment in associated undertakings
The aggregate amounts for the Group's investment in associated undertakings are as follows:

	£m	
	At 31 December 2005	At 31 December 2004
Balance at 1 January	**149**	182
Net disposals of investment in associated undertakings	**(72)**	(42)
Share of profit after tax	**17**	18
Dividends paid	**(1)**	(12)
Foreign exchange and other movements	**–**	3
Balance at 31 December	**93**	149

The Group has no significant investments which are accounted for as investment in associated undertakings, for which it owns less than 20% of the ordinary share capital.

(iv) Other Group holdings
The above does not include companies whereby the Group has a holding of more than 20%, but does not have significant influence over these companies by virtue of the Group not having any direct involvement in decision making or the other owners possessing veto rights.

The investment by the Group's banking subsidiary in the State Bank of Mauritius Ltd has been impaired by £10 million. There was no impairment of investment in associated undertakings at 31 December 2004 (refer note 4(ii)).

(v) Contingent liabilities
The Group is severally liable for the contingent liabilities relating to investments in associated undertakings of £8 million (2004: £1 million).

17 INVESTMENT PROPERTY

	£m	
	At 31 December 2005	At 31 December 2004
Market value		
Balance at 1 January	**690**	593
Additions	**8**	24
Disposals	**(49)**	(40)
Net gain from fair value adjustments	**191**	37
Transfer from property, plant and equipment	**–**	6
Foreign exchange and other movements	**7**	70
Balance at 31 December	**847**	690

In 2005, additions of £7 million related to the African long-term business of net gain arising from fair value adjustments on investment properties, £189 million related to African long-term business and £2 million related to the African banking business. In 2004, both additions and net gains arising from fair value adjustments on investment properties, related to the African long-term business.

The fair value of investment property leased to third parties under operating leases is as follows:

	£m	
	At 31 December 2005	At 31 December 2004
Freehold	**831**	675
Long leaseholds	**6**	–
Short leaseholds	**–**	1
	837	676
Rental income from investment property	**69**	53
Direct operating expense arising from investment property that generated rental income	**(29)**	(25)
	40	28

The carrying amount of investment property is the fair value of the property as determined by a registered independent valuer at least every three years, and annually by locally qualified staff, having an appropriate recognised professional qualification and recent experience in the location and category of the property being valued. Fair values were determined having regard to recent market transactions for similar properties in the same location as the Group's investment property. The Group's current lease arrangements, which were entered into on an arm's length basis and which are comparable to those for similar properties in the same location, were taken into account.

Investment property comprises a number of commercial properties that are leased to third parties.

18 PROPERTY, PLANT AND EQUIPMENT

£m

At 31 December	Land 2005	Land 2004	Buildings 2005	Buildings 2004	Plant & Equipment 2005	Plant & Equipment 2004	Total 2005	Total 2004
Gross carrying amount								
Balance at 1 January	**60**	58	**326**	289	**534**	453	**920**	800
Additions	**2**	1	**11**	33	**74**	132	**87**	166
Increase arising from revaluation	**7**	–	**21**	6	**–**	–	**28**	6
Transfer from/(to) investment property	**–**	(1)	**–**	(5)	**–**	–	**–**	(6)
Disposals	**(6)**	(2)	**(35)**	(25)	**(81)**	(88)	**(122)**	(115)
Foreign exchange and other movements	**–**	4	**8**	28	**(20)**	37	**(12)**	69
Balance at 31 December	**63**	60	**331**	326	**507**	534	**901**	920
Accumulated depreciation and impairment losses								
Balance at 1 January	**–**	–	**(18)**	(1)	**(390)**	(319)	**(408)**	(320)
Depreciation charge for the year	**–**	–	**(8)**	(19)	**(53)**	(102)	**(61)**	(121)
Impairment losses for the year	**–**	–	**–**	(2)	**–**	(6)	**–**	(8)
Disposals	**–**	–	**12**	4	**74**	64	**86**	68
Foreign exchange and other movements	**–**	–	**8**	–	**12**	(27)	**20**	(27)
Balance at 31 December	**–**	–	**(6)**	(18)	**(357)**	(390)	**(363)**	(408)
Carrying amount								
Balance at 1 January	**60**	58	**308**	288	**144**	134	**512**	480
Balance at 31 December	**63**	60	**325**	308	**150**	144	**538**	512

The carrying value of property, plant and equipment leased to third parties under operating leases, included in the above is £28 million (2004: £50 million) and comprises land of £4 million (2004: nil) and buildings of £24 million (2004: £50 million).

The carrying amount of property, plant and equipment leased from third parties under finance leases which is included in the above is £3 million (2004: nil), and comprises land of £1 million (2004: nil) and buildings of £2 million (2004: nil).

There are no restrictions on property, plant and equipment title as a result of security pledges.

The revaluation of land and buildings relates to the African long-term business, £1 million and £14 million respectively and the African banking business, £6 million and £7 million respectively. For long-term business, land and buildings are valued as at 31 December each year by internal professional valuers and external valuations are obtained once every three years. External professional valuers are used for the banking business. For both businesses the valuation methodology adopted is dependent upon the nature of the property. Income generating assets are valued using discounted cash flows and vacant land and property are valued according to sales of comparable properties. The carrying value that would have been recognised had the land and buildings been carried under the cost model would be £25 million and £122 million respectively for the African long-term business and £21 million and £119 million for the African banking business respectively.

18 PROPERTY, PLANT AND EQUIPMENT *continued*

£m

At 31 December	Land 2005	Land 2004	Buildings 2005	Buildings 2004	Plant & Equipment 2005	Plant & Equipment 2004	Total 2005	Total 2004
Additions by business segment								
Long-term business								
Africa	–	1	2	5	7	20	9	26
North America	–	–	–	–	–	1	–	1
General insurance								
Africa	1	–	2	–	11	6	14	6
Banking								
Africa	1	–	7	28	47	99	55	127
Asset management								
United Kingdom & Rest of World	–	–	–	–	–	1	–	1
North America	–	–	–	–	8	5	8	5
Corporate	–	–	–	–	1	–	1	–
Total additions	2	1	11	33	74	132	87	166

£m

At 31 December	Buildings 2005	Buildings 2004	Plant & Equipment 2005	Plant & Equipment 2004	Total 2005	Total 2004
Depreciation by business segment						
Long-term business						
Africa	3	3	6	12	9	15
North America	–	–	1	4	1	4
General insurance						
Africa	–	–	8	5	8	5
Banking						
Africa	5	16	32	80	37	96
Asset management						
United Kingdom & Rest of World	–	–	1	1	1	1
North America	–	–	4	–	4	–
Corporate	–	–	1	–	1	–
Total depreciation charge for the year	8	19	53	102	61	121

Impairments by business segment

There were no impairments in 2005. In 2004, impairments of £6 million to plant and equipment arose in the African banking business and impairments of £2 million to buildings arose in the African general insurance business.

19 OPERATING LEASE ARRANGEMENTS

(i) The Group as lessee

	£m	
Minimum lease payments under operating leases recognised as an expense in the year	At 31 December 2005	At 31 December 2004
Minimum lease payments	46	43

	£m	
Outstanding commitments under non-cancellable operating leases, fall due as follows:	At 31 December 2005	At 31 December 2004
Within one year	43	60
In the second to fifth years inclusive	205	278
After five years	282	299
	530	637

Operating lease payments mainly represent rentals payable by the Group for the rental of buildings and equipment.

(ii) The Group as lessor

	£m	
Assets subject to operating leases	At 31 December 2005	At 31 December 2004
Land	4	–
Buildings	24	50
	28	50

	£m	
Future minimum lease payments of contracts with tenants	At 31 December 2005	At 31 December 2004
Within one year	54	41
In the second to fifth years inclusive	134	163
After five years	34	48
	222	252

Property rental income earned during the year was £60 million (2004: £51 million).

20 FINANCE LEASE ARRANGEMENTS

(i) Finance lease receivables

				£m
	Minimum lease payments receivable		Present value of minimum lease payments receivable	
	At 31 December 2005	At 31 December 2004	At 31 December 2005	At 31 December 2004
Amounts receivable under finance leases:				
Within one year	**709**	575	**661**	532
In the second to fifth years inclusive	**2,679**	2,172	**2,498**	2,009
After five years	**25**	20	**23**	19
	3,413	2,767	**3,182**	2,560
Less: unearned finance income	**(231)**	(207)	**–**	–
Present value of minimum lease payments receivable	**3,182**	2,560	**3,182**	2,560

The accumulated allowance for uncollectable minimum lease payments receivable is £99 million (2004: £101 million).

(ii) Finance lease payables

		£m
	At 31 December 2005	At 31 December 2004
Net carrying amount at the balance sheet date:		
Land leased from third party	**1**	–
Buildings leased from third party	**2**	–
.	**3**	–

				£m
	Minimum lease payments		Present value of minimum lease payments	
	At 31 December 2005	At 31 December 2004	At 31 December 2005	At 31 December 2004
Amounts payable under finance leases:				
Within one year	**1**	–	**1**	–
After five years	**–**	–	**1**	–
	1	–	**2**	–
Less: future charges	**–**	–	**–**	–
Present value of minimum lease payments receivable	**1**	–	**2**	–

21 DEFERRED TAX ASSETS AND LIABILITIES

Deferred income taxes are calculated on all temporary differences at the tax rate applicable to the jurisdiction in which the timing differences arise.

(i) Deferred tax asset
The movement on the deferred tax asset account is as follows:

£m

	1 January 2005	Income statement (charge)/ credit	Charged/ (credited) to Equity	Acquisition/ disposals of subsidiaries	Foreign exchange & other movements	31 December 2005
Insurance funds	156	16	–	–	14	186
Tax losses carried forward	266	(25)	–	(5)	5	241
Accelerated capital allowances	1	14	–	–	80	95
Available-for-sale securities	(8)	–	–	–	4	(4)
Other temporary differences	25	(11)	–	5	(79)	(60)
	440	(6)	–	–	24	458

£m

	1 January 2004	Income statement (charge)/ credit	Charged/ (credited) to Equity	Acquisition/ disposals of subsidiaries	Foreign exchange & other movements	31 December 2004
Insurance funds	69	90	–	–	(3)	156
Tax loss carried forward	198	(6)	–	–	74	266
Accelerated capital allowances	1	–	–	–	–	1
Available-for-sale securities	–	–	–	–	(8)	(8)
Other temporary differences	291	13	(2)	–	(277)	25
	559	97	(2)	–	(214)	440

In 2004, other movements in relation to 'other temporary timing differences' included an adjustment of £169 million based on reclassification of deferred tax on structured finance transactions. There is a matching adjustment to the deferred tax liability accordingly.

Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable.

Deferred tax asset unrecognised consists of:

£m

	Year to 31 December 2005	Year to 31 December 2004
Unrelieved tax losses	78	85
Accelerated capital allowances	11	8
Other timing differences	80	67
	169	160

21 DEFERRED TAX ASSETS AND LIABILITIES *continued*

(ii) Deferred tax liabilities
The movement on the deferred tax liabilities account is as follows:

£m

	1 January 2005	Income statement charge/ (credit)	Charged/ (credited) to Equity	Acquisition/ disposals of subsidiaries	Foreign exchange & other movements	31 December 2005
Accelerated tax depreciation	2	–	–	–	–	2
Deferred acquisition costs	169	61	46	–	26	302
Leasing	156	3	–	–	(2)	157
Available-for-sale securities	84	9	(80)	–	5	18
Other temporary differences	(25)	99	–	7	51	132
	386	172	(34)	7	80	611

£m

	1 January 2004	Income statement charge/ (credit)	Charged/ (credited) to Equity	Acquisition/ disposals of subsidiaries	Foreign exchange & other movements	31 December 2004
Accelerated tax depreciation	4	–	–	–	(2)	2
Deferred acquisition costs	120	69	(9)	–	(11)	169
Leasing	137	(28)	–	–	47	156
Available-for-sale securities	81	(19)	27	–	(5)	84
Other temporary differences	114	102	–	–	(241)	(25)
	456	124	18	–	(212)	386

In 2004, other movements includes an adjustment of £169 million based on reclassification of deferred tax on structured finance transactions. There is a matching adjustment to the deferred tax asset accordingly.

Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable.

The Group is in a position to control the timing of the reversal of the temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures and hence it is not required to recognise a deferred tax asset or liability in this respect. In view of the variety of ways in which these temporary differences may reverse and the complexity of the tax law it is not possible to accurately compute the temporary differences arising from such investments. However the key overseas jurisdictions in which Old Mutual operates have statutory rates of corporate tax in excess of the standard rate of corporation tax in the UK of 30%. Consequently it is expected that profits distributed from those countries would typically have a tax base at least equal to their carrying value.

22 INSURANCE CONTRACT PROVISIONS AND RELATED REINSURANCE

£m

	At 31 December 2005			At 31 December 2004		
	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Reserve for losses and loss adjustment expenses, gross:						
Outstanding claims reserves	469	(72)	397	564	(59)	505
Claims incurred but not reported	50	(7)	43	51	(5)	46
Reserve for unearned premiums, gross:						
Unearned premiums	84	(21)	63	77	(14)	63
Future policyholders' benefits, gross	22,655	(355)	22,300	18,191	(239)	17,952
	23,258	(455)	22,803	18,883	(317)	18,566

£m

	At 31 December 2005			At 31 December 2004		
Future policy holder benefits	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Movements in net liabilities in respect of contracts with policyholders						
Balance at 1 January	18,191	(239)	17,952	15,277	(254)	15,023
Inflows						
Premium income	3,326	(100)	3,226	3,068	(70)	2,998
Investment income	2,969	–	2,969	2,099	(29)	2,070
Currency translation gain	1,068	(32)	1,036	392	–	392
Other income	4	(68)	(64)	2	(1)	1
Outflows						
Claims and policy benefits	(2,088)	67	(2,021)	(1,883)	99	(1,784)
Operating expenses	(672)	16	(656)	(552)	12	(540)
Currency translation loss	–	–	–	–	17	17
Other charges and transfers	(68)	–	(68)	(107)	–	(107)
Taxation	(120)	–	(120)	(22)	–	(22)
Transfer from/(to) operating profit	45	1	46	(83)	(13)	(96)
Balance at 31 December	22,655	(355)	22,300	18,191	(239)	17,952

22 INSURANCE CONTRACT PROVISIONS AND RELATED REINSURANCE *continued*

Insurance contract provisions are calculated based upon assumptions determined in accordance with local accounting requirements. As described in note 1 Accounting Policies, these vary significantly between geographies and are therefore discussed separately below.

Africa
In the calculation of liabilities, provision has been made for:

> the best estimate of future experience, as described below; plus
> the compulsory margins as set out in the Actuarial Society of South Africa professional guidance notes; plus
> discretionary margins reflecting mainly the excess of capital charges over the compulsory investment margin of 0.25% for policies that are valued prospectively. These discretionary margins cause capital charges to be included in operating profits as they are charged and ensure that profits are released appropriately over the term of each policy.

Other discretionary margins, mainly held to cover:

> mortality and investment return margins for Group Schemes funeral policies, due to the additional risk associated with this business, and to ensure that profit is released appropriately over the term of the policies;
> expense margins in the pricing basis for Employee Benefits with-profit annuities;
> profit margins on Employee Benefits Platinum and non-profit annuities to ensure that profit is released appropriately over the life policies;
> mortality margins on Individual Business life policies, accidental death supplementary benefits and disability supplementary benefits, due to uncertainty about future experience;
> interest margins on certain Individual Business non-profit annuities, due to the inability to fully match assets liabilities as a result of the limited availability of long-dated bonds; and
> interest margins on Employee Benefits PHI claims in payment due to the limited availability of CPI-linked bonds and long-dated bonds and the high rate of change in the portfolio (high volume of new claimants and terminations).

Liabilities include provisions to meet financial options and guarantees, and make due allowance for potential lapses and surrenders, based on levels recently experienced. Mortality and disability rates assumed are consistent with Old Mutual's recent experience, or expected future experience if this would result in a higher liability. In particular, allowance has been made for the expected deterioration in assured lives experience due to HIV/AIDS, and for the expected improvement in annuitant mortality.

The future gross investment returns by major asset categories and expense inflation (excluding margins) assumed for South Africa assurance business are as follows:

	At 31 December 2005	At 31 December 2004
Fixed interest securities	8.0%	*
Cash	6.0%	*
Equities	11.5%	*
Properties	9.5%	*
Future expense inflation	5.0%**	8.0%

* Investment return assumption was not split by asset class – an aggregate gross investment return of 11.0% was assumed for 31 December 2004.
** 7% for Individual Business administered on old platforms and 6% for Group Schemes business.

For non-profit annuities, liabilities are determined by calculating the present value of projected future benefits and expenses, valued using current fixed-interest yield based on the bond yield curve at the valuation date.

Assumptions are based upon recent experience as analysed in the following investigations:

Business Unit	Type of investigation	Period of investigation
Individual business	Flexi business mortality	2001 to 2002
	Conventional business mortality	1999 to 2000
	Annuitant mortality	2001 to 2002
	Dread disease	2000 to 2002
	Disability	2000 to 2002
	Persistency	2003
Group schemes	Mortality	2004
	Persistency	2005
Employee benefits	Annuitant mortality	July 2000 to June 2003
	Group assurance	Ongoing for the purpose of setting scheme rates
All	Expenses	Reviewed on an annual basis

22 INSURANCE CONTRACT PROVISIONS AND RELATED REINSURANCE *continued*

There were some benefit improvements and various changes to valuation assumptions. These largely offset each other, resulting in a net reduction in the value of insurance contract provisions of £3 million as at 31 December 2005, with a corresponding increase in net profit of the same amount.

The main changes were as follows:

Benefit improvements:
A reserve of £66 million has been established for the effect of the minimum paid-up and surrender value bases that were announced in the Statement of Intent by the Long-term Insurance Industry and the Minister of Finance on 12 December 2005. The provision for the effect of the SA Life Industry SA Life Statement of Intent on minimum surrender and paid-up values has been calculated assuming future surrender and paid-up sales will be similar to recent experience.

Provision has been made for the cover on certain Group Schemes funeral plans to be increased or extended, to improve value for money, leading to an increase in liabilities of £20 million.

Assumption changes:
The change in the expense inflation assumptions reduced the value of liabilities by £58 million.

The provision for future maintenance expenses for certain products was reduced based on the results of the most recent expense investigation, reducing the value of liabilities by £24 million.

Greenlight decrement assumption changes resulted in a reduction in liabilities of £17 million.

Group Schemes reviewable funeral plans are now valued for the full contract term. This, together with a reduction in assumed future premium increases for other funeral plans led to a reduction in the value of liabilities of £14 million.

Shareholder-funded investment guarantee reserves were increased by £14 million due to modelling changes.

The change in the investment return valuation assumptions has resulted in an increase in the value of liabilities of £10 million.

North America
Insurance contract provisions and DAC balances for traditional insurance products with fixed premiums and benefits (measured according to FAS 60 under US GAAP) are calculated using mortality, lapse, expense and discount assumptions as at inception of the contract. These assumptions are determined based on management's best estimate, reflecting actual and expected experience, and also include provision for adverse deviation. The assumptions are locked in as of the date of issue, and are revised only where liability adequacy testing based on current best estimate assumptions results in loss recognition.

For insurance products with flexible premiums or benefits (measured according to FAS 97 under US GAAP), the account value is held as the base insurance contract provision, and the assumptions below are therefore not applicable. DAC balances, and additional reserves held for items including lapse guarantees, persistency bonuses and gains followed by losses, utilise best estimate assumptions as of the valuation date.

Mortality rates vary by gender and issue age; lapse rates vary by issue age and duration.

Reserves for life contingent payout annuities are accumulated using the effective interest rate, which is the rate that discounts future liability cash flows back to the gross premium less transaction costs. All other FAS 60 products use a discount rate based on best estimate of future yields at policy inception.

Best estimate assumptions as of December 2005 reflect recent experience as analysed in the following investigations:

Assumption	Period of investigation
Mortality rates – assurance	1994 to 2005
Mortality rates – annuities	2003
Lapse rates	2003 and 2005
Expenses	2005

At 31 December 2005, there was no change to assumptions as a result of the liability adequacy testing performed.

23 OTHER ASSETS

£m

Group	At 31 December 2005	At 31 December 2004
Debtors arising from direct insurance operations		
Amounts owed by policyholders	62	61
Amounts owed by intermediaries	49	41
Other	45	73
	156	175
Debtors arising from reinsurance operations	66	82
Outstanding settlements	298	330
Securities purchased under agreements to resale	–	63
Loans and advances to customers	35	35
Other receivables	849	468
Customer indebtedness for acceptances	118	148
Accrued interest and rent	218	210
Prepayments and accrued income	345	394
Other assets	324	169
Total other assets	**2,409**	2,074

£m

Company	At 31 December 2005	At 31 December 2004
Other receivables	1	1
Accrued interest and rent	14	9
Other prepayments and accrued income	50	16
Amounts owed by Group undertakings		
Amounts falling due within one year	4	–
Amounts falling due after one year	2,560	2,294
Total other assets	**2,629**	2,320

24 DEFERRED ACQUISITION COSTS

£m

Year ended 31 December 2005	Insurance contracts	Investment contracts	Asset management	Total
Balance at 1 January	521	105	29	655
Acquisition cost deferred on inwards business	388	30	20	438
Amortisation	(98)	(19)	(3)	(120)
Foreign exchange and other movements	125	5	(14)	116
Balance at 31 December	**936**	**121**	**32**	**1,089**

£m

Year ended 31 December 2004	Insurance contracts	Investment contracts	Asset management	Total
Balance at 1 January	306	102	12	420
Acquisition cost deferred on inwards business	326	17	13	356
Amortisation	(61)	(14)	(5)	(80)
Portfolio transfers and acquisitions	1	–	9	10
Foreign exchange and other movements	(51)	–	–	(51)
Balance at 31 December	521	105	29	655

25 LOANS, RECEIVABLES AND ADVANCES

£m

Group	At 31 December 2005 Carrying value	At 31 December 2005 Fair value	At 31 December 2004 Carrying value	At 31 December 2004 Fair value
Loans originated by the Group				
Homeloans	6,919	6,919	5,702	5,702
Commercial mortgages	2,364	2,364	1,965	1,965
Properties in possession	28	28	70	70
Credit cards	374	374	321	321
Overdrafts	1,065	1,065	1,035	1,035
Other loans to clients	3,855	3,855	2,987	2,987
Policyholder loans	49	49	46	46
Preference shares and debentures	374	374	409	409
Factoring Accounts	62	62	53	53
Trade, other bills and bankers' acceptances	30	30	378	378
Loans to other banks	624	624	1,574	1,574
Remittances in transit	8	8	37	37
Total loans originated by the Group	15,752	15,752	14,577	14,577
Finance leases	3,182	3,182	2,560	2,560
Total gross loans, receivables and advances	18,934	18,934	17,137	17,137
Less provisions for impairment:				
Specific provision	(406)	(406)	(528)	(528)
Portfolio provision	(72)	(72)	(89)	(89)
Total net loans, receivables and advances	18,456	18,456	16,520	16,520

Non-performing loans included above had a book value less impairment provisions of £205 million (2004: £277 million).

Movements in provisions for impairment are as follows:

£m

Year to 31 December 2005	Note	Specific provision	Portfolio provision	Total
Balance at 1 January		528	89	617
Income statement charge	3(vi)	91	12	103
Amounts written off against impairment provision		(215)	(20)	(235)
Foreign exchange and other movements		2	(9)	(7)
Balance at 31 December		406	72	478

£m

Year to 31 December 2004	Note	Specific provision	Portfolio provision	Total
Balance at 1 January		565	84	649
Income statement charge	3(vi)	91	13	104
Amounts written off against impairment provision		(178)	(5)	(183)
Foreign exchange and other movements		50	(3)	47
Balance at 31 December		528	89	617

The specific provisions for impairment at 31 December 2005 included £190 million (2004: £414 million) relating to exposure to non-performing loans and advances made by the banking business.

The aggregate amount of non-performing loans on which interest was not being accrued amounted to £395 million (2004: £690 million). The uncollected interest accrued on impaired loans amounted to £7 million (2004: £24 million).

26 DERIVATIVE FINANCIAL INSTRUMENTS – ASSETS AND LIABILITIES

The Group utilises the following derivative instruments for both hedging and non-hedging purposes:

Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell foreign currency or a financial instrument on a future date at a specified price established in an organised financial market. Since futures contracts are collateralised by cash or marketable securities and changes in the futures contract value are settled daily with the exchange, the credit risk is negligible.

Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates or a combination of both (i.e. cross-currency interest rate swaps). Except for certain currency swaps, no exchange of principal takes place. The Group's credit risk represents the potential cost to replace the swap contracts if counter parties fail to perform their obligation. This risk is monitored continuously with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Group assesses counter parties using the same techniques as for its lending activities.

Foreign currency and interest rate options are contractual agreements under which the writer grants the holder the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options may be either exchange-traded or negotiated between the Group and a customer (OTC). The Group is exposed to credit risk on purchased options only, and only to the extent of their carrying amount, which is their fair value.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet, but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become in-the-money or out-of-the-money as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are in-the-money or out-of-the-money and, therefore, the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

26 DERIVATIVE FINANCIAL INSTRUMENTS – ASSETS AND LIABILITIES *continued*

The following tables provide a detailed breakdown of the contractual or notional amounts and the fair values of the Group's derivative financial instruments outstanding at year-end. These instruments allow the Group and its customers to transfer, modify or reduce their credit, equity market, foreign exchange and interest rate risks.

The Group undertakes transactions involving derivative financial instruments with other financial institutions. Management has established limits commensurate with the credit quality of the institutions with whom it deals, and manages the resulting exposures such that a default by any individual counterparty is unlikely to have a materially adverse impact on the Group.

	Notional principals		Fair values	
Group	Positive values	Negative values	Assets	Liabilities
At 31 December 2005				
Equity derivatives				
Options written	–	5,474	–	298
Options purchased	2,738	–	478	–
Futures	37	2,814	38	25
	2,775	8,288	516	323
Exchange rate contracts				
Forwards	5,878	5,234	297	275
Exchange futures	318	246	51	27
Options purchased	42	2	2	–
Options written	–	3	–	–
	6,238	5,485	350	302
Interest rate contracts				
Swaps	10,481	11,924	630	868
Forward rate agreements	4,965	5,220	8	14
Options written	–	217	–	1
Futures	790	924	63	63
Caps	154	209	–	–
Floors	232	217	1	1
	16,622	18,744	702	947
Credit derivatives				
Credit linked notes	21	–	–	–
Credit default swaps	9	–	–	–
	30	–	–	–
Other derivatives	6	456	36	62
Total	25,671	32,973	1,604	1,634

Included in the above are the following that qualify for hedge accounting:

Interest rate swap	512	–	82	–

26 DERIVATIVE FINANCIAL INSTRUMENTS – ASSETS AND LIABILITIES *continued*

Group	Notional principals		Fair values	
	Positive values	Negative values	Assets	Liabilities
At 31 December 2004				
Equity derivatives				
Options written	–	2,767	–	212
Options purchased	485	–	296	–
Futures	132	–	60	–
	617	2,767	356	212
Exchange rate contracts				
Forwards	1,645	756	180	88
Spots	127	141	26	25
Swaps	5,381	4,756	889	–
Options purchased	21	–	9	701
Options written	–	13	–	4
	7,174	5,666	1,104	818
Interest rate contracts				
Swaps	14,259	16,715	1,154	1,561
Forward rate agreements	8,506	9,329	40	43
Options purchased	43	–	3	–
Options written	–	66	–	–
Futures	529	479	–	–
Caps	222	328	–	–
Floors	9	5	1	–
	23,568	26,922	1,198	1,604
Other derivatives	5	3	31	12
Total	31,364	35,358	2,689	2,646

26 DERIVATIVE FINANCIAL INSTRUMENTS – ASSETS AND LIABILITIES *continued*

The following tables provide a detailed breakdown of the contractual or notional amounts and the fair values of the Company's derivative financial instruments outstanding at year-end. These instruments, comprising foreign exchange and interest rate derivatives, allow the Company to transfer, modify or reduce their foreign exchange and interest rate risks.

The Company undertakes transactions involving derivative financial instruments with other financial institutions. Management has established limits commensurate with the credit quality of the institutions with whom it deals, and manages the resulting exposures such that a default by any individual counterparty is unlikely to have a materially adverse impact on the Company.

	Notional principals		Fair values	
Company	Positive values	Negative values	Assets	Liabilities
At 31 December 2005				
Exchange rate contracts				
Forwards	–	**524**	–	**5**
Interest rate contracts				
Swaps	**243**	–	**84**	–
Total	**243**	**524**	**84**	**5**

	Notional principals		Fair values	
Company	Positive values	Negative values	Assets	Liabilities
At 31 December 2004				
Exchange rate contracts				
Forwards	–	114	–	2
Interest rate contracts				
Swaps	218	–	119	–
Total	218	114	119	2

27 OTHER FINANCIAL ASSETS

	£m	
Group	At 31 December 2005	At 31 December 2004
Available-for-sale securities		
Debt securities at fair value		
Listed	**7,908**	6,425
Unlisted	**2,700**	2,163
Equity securities at fair value		
Listed	**328**	285
Unlisted	**485**	118
Other financial assets	**218**	120
Total available-for-sale securities	**11,639**	9,111
Debt securities held-to-maturity		
Debt securities at amortised cost		
Listed	**626**	652
Total other financial assets	**12,265**	9,763

The fair value of held to maturity debt securities was £626 million (2004: £625 million).

27 OTHER FINANCIAL ASSETS *continued*

The movement in other financial assets may be summarised as follows:

Year to 31 December 2005	Available-for-sale	Held-to-maturity	Total £m
Balance at 1 January	9,111	652	9,763
Additions	6,810	–	6,810
Disposals, sales and redemptions	(5,220)	(24)	(5,244)
Changes in fair value	(226)	–	(226)
Foreign exchange and other movements	1,164	(2)	1,162
Balance at 31 December	11,639	626	12,265

Year to 31 December 2004	Available-for-sale	Held-to-maturity	Total £m
Balance at 1 January	7,447	111	7,558
Additions	7,457	536	7,993
Disposals, sales and redemptions	(5,333)	(49)	(5,382)
Changes in fair value	126	–	126
Foreign exchange and other movements	(586)	54	(532)
Balance at 31 December	9,111	652	9,763

28 FINANCIAL ASSETS FAIR VALUED THROUGH INCOME STATEMENT

Group	At 31 December 2005 £m	At 31 December 2004 £m
Financial assets held for trading		
Government bonds	80	142
Other debt securities		
Listed	455	246
Unlisted	1,063	56
Equity securities – listed	97	–
Other financial assets	3,225	2,003
Total held for trading	4,920	2,447
Designated as fair valued through income statement		
Government bonds	3,990	3,729
Other debt securities		
Listed	2,660	2,072
Unlisted	2,882	1,360
Other equity securities		
Listed	12,154	11,294
Unlisted	595	528
Unit trusts and other pooled investments	6,070	3,613
Other financial assets	2,107	3,314
Total designated as fair valued through income statement	30,458	25,910
Total financial assets fair valued through income statement	35,378	28,357

Included in government bonds are securities pledged under repurchase agreements with other banks whose market value at 31 December 2005 was £521 million (2004: £63 million). Of these, £267 million mature in 2006, £140 million mature in 2007 and £114 million mature in 2008.

28 FINANCIAL ASSETS FAIR VALUED THROUGH INCOME STATEMENT *continued*

Company	At 31 December 2005 (£m)	At 31 December 2004 (£m)
Designated as fair valued through income statement		
Unlisted equity securities	14	13
Unit trusts and other pooled investments	51	26
Other financial assets	2	2
Total designated as fair valued through income statement	67	41
Total financial assets fair valued through income statement	67	41

29 OTHER SHORT TERM SECURITIES

	At 31 December 2005 (£m)	At 31 December 2004 (£m)
Negotiable certificates of deposit	171	1,277
Treasury bills	343	900
Other money market placements	1,250	652
Total other short-term securities	1,764	2,829

Treasury bills and other eligible bills are debt securities issued by the South African banking business for a term of three months, six months or a year. Bills are categorised as assets held for trading and carried at their fair value.

30 CASH AND BALANCES WITH CENTRAL BANKS

	At 31 December 2005 (£m)	At 31 December 2004 (£m)
Coins and bank notes	196	180
Money at call and short notice	2,268	826
Balances with Central Banks (other than mandatory reserve deposits)	59	8
Total included in cash and cash equivalents	2,523	1,014
Mandatory reserve deposits with Central Banks	528	499
Total	3,051	1,513

31 LIABILITIES FAIR VALUED THROUGH INCOME STATEMENT AND INVESTMENT CONTRACT LIABILITIES

(i) Liabilities fair valued through income statement

£m

	Notes	At 31 December 2005	At 31 December 2004
Liabilities designated fair valued through income statement		5,689	2,043
Investment contract liabilities	31(ii)	8,150	6,884
Liabilities with discretionary participating interests	31(iii)	6,230	5,244
		20,069	14,171

(ii) Investment contract liabilities

£m

	Investment contract liabilities – fair value		Investment contract liabilities – carried at amortised cost	
	Year to 31 December 2005	Year to 31 December 2004	Year to 31 December 2005	Year to 31 December 2004
Balance at 1 January	6,884	5,904	864	652
New contributions received	1,315	1,150	388	339
Portfolio acquisitions	91	–	–	–
Maturities	(81)	(94)	(251)	(102)
Withdrawals/surrenders	(1,361)	(1,429)	(6)	(1)
Fair value movements	1,214	808	–	–
Amortisation	–	–	17	33
Foreign exchange and other movements	88	545	106	(57)
Balance at 31 December	8,150	6,884	1,118	864

(iii) Liabilities with discretionary participating interests

£m

	Year to 31 December 2005	Year to 31 December 2004
Balance at 1 January	5,244	4,446
Inflows		
Premium income	482	402
Investment income	1,414	866
Currency translation gains	39	474
Other income	31	–
	1,966	1,742
Outflows		
Claims and policy benefits	(836)	(808)
Operating expenses	(58)	(76)
Other charges and transfers	–	(4)
Taxation	(6)	(5)
	(900)	(893)
Transfer to profit	(80)	(51)
Balance at 31 December	6,230	5,244

32 BORROWED FUNDS

	£m	
	At 31 December 2005	At 31 December 2004
Senior debt securities and term loan	**595**	575
Subordinated debt securities	**838**	529
Convertible bonds	**–**	337
	1,433	1,441

(i) Senior debt securities and term loan

		£m	
	Average interest rate	At 31 December 2005	At 31 December 2004
Floating rate notes [1,4]	4.1%	**167**	167
Fixed rate notes [2,4]	4.6%	**327**	334
Term loan [3,4]	4.3%	**26**	24
Term loan of investment funds consolidated		**75**	50
		595	575

Senior debt securities and term loan comprise:

1 Floating rate notes:
- £24 million repayable November 2006.
- £21 million note repayable on 31 December 2010, with the holders having the option to elect for early redemption every six months.
- US$10 million repayable September 2009.
- US$50 million repayable September 2011.
- US$150 million repayable September 2014.

2 Fixed rate notes:
- €400 million Euro bond repayable 2007, capital and interest swapped into fixed rate US Dollars.
- €30 million Euro bond repayable 2010, capital and interest swapped into floating rate US Dollars.
- €10 million Euro bond repayable 2010, capital and interest swapped into floating rate US Dollars.
- €20 million Euro bond repayable 2013, capital and interest swapped into floating rate US Dollars.

The total fair value of the swap derivatives associated with the Fixed Rate Notes is £84 million (2004: £119 million). These are recognised as assets and are included within note 26, 'Derivative financial instruments – assets'.

3 Term loan:
- US$45 million term loan repayable on 30 June 2006.

4 These notes and term loan are liabilities of the Company.

The Company has available a £1,250 million five year multi-currency Revolving Credit Facility which matures during September 2010. The facility was undrawn as at 31 December 2005.

32 BORROWED FUNDS *continued*

(ii) Subordinated debt securities

Group	At 31 December 2005 £m	At 31 December 2004 (Restated)[3] £m
Banking		
US$40 million repayable 17 April 2008 (6 month LIBOR)[1]	**23**	21
US$18 million repayable 31 August 2009 (6 month LIBOR less 1.5 per cent)[1]	**11**	9
R2.0 billion repayable 20 September 2011 (11.3 per cent)[2]	**190**	190
R4.0 billion repayable 9 July 2012 (13.0 per cent)[2]	**391**	392
	615	612
Other		
R3.0 billion repayable 27 October 2020 (8.92 per cent)	**275**	–
R550 million preference shares repayable at will by issuer or holders (63% of Prime Rate)	**50**	51
		325
51		
Less: banking subordinated debt securities held by other Group companies	**(102)**	(134)
Total subordinated liabilities	**838**	529

The subordinated notes rank behind the claims against the Group depositors and other unsecured, unsubordinated creditors. None of the Group's subordinated notes is secured.

1 These instruments are matched either by advances to clients or covered against exchange rate fluctuations.

2 These notes are subordinated to all unsecured, unsubordinated claims against the issuer, Nedbank Limited, but rank equally with all other unsecured subordinated obligations and are callable by the issuer after five years from the date of issue, i.e. 20 September 2006 and 9 July 2007, at which time the interest converts to a floating three-month LIBOR rate.

3 As a consequence of the early adoption of the fair value amendments to IAS 39, a subordinated note recognised within "Other Borrowed Funds" for the interim accounts has been reclassified as a "Liability Fair Valued Through the Income Statement", note 31. Comparative amounts have been reclassified accordingly.

(iii) Convertible bonds

Group	Average interest rate	At 31 December 2005 £m	At 31 December 2004 £m
Convertible bond US$636 million matured 2 May 2005	3.625%	–	331
Compulsory convertible loan matured 6 November 2005	13.750%	–	2
Compulsory convertible loan matured 31 December 2005	18.120%	–	4
Total convertible bonds		–	337

33 PROVISIONS

Group	Note	£m At 31 December 2005	At 31 December 2004
Surplus property		54	67
Client compensation		10	12
Warranties on sale of business		20	20
Liability for long service leave		35	36
Other provisions		123	98
		242	233
Post employment benefits	34	43	35
Total		285	268

£m

At 31 December 2005	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
At 1 January	67	12	20	36	98	233
Unused amounts reversed	(2)	(3)	–	–	(5)	(10)
Unwind of discount	3	–	–	–	–	3
Charge to income statement	3	2	–	–	38	43
Utilised during year	(16)	(3)	–	(1)	(6)	(26)
Foreign exchange and other movements	(1)	2	–	–	(2)	(1)
At 31 December	54	10	20	35	123	242

£m

At 31 December 2004	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
At 1 January	52	12	20	33	70	187
Unused amounts reversed	–	(1)	–	–	(2)	(3)
Additions	–	–	–	–	3	3
Charge to income statement	26	2	–	1	28	56
Utilised during year	(11)	(1)	–	–	(14)	(26)
Foreign exchange and other movements	–	–	–	3	13	16
At 31 December	67	12	20	36	98	233

Other provisions include £19 million for contributions to public benefit and charitable organisations in accordance with shareholder agreements for distribution of proceeds from unclaimed shares trusts (refer note 3(viii)).

Company	Note	£m At 31 December 2005	At 31 December 2004
Post employment benefits	34(vi)	13	2
Other provisions		1	1
Total		14	3

34 POST EMPLOYMENT BENEFITS

The Group operates a number of pension schemes around the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The assets of these schemes are held in separate trustee administered funds. Pension costs and contributions relating to defined benefit schemes are assessed in accordance with the advice of qualified actuaries. Actuarial advice confirms that the current level of contributions payable to each pension scheme, together with existing assets, are adequate to secure members' benefits over the remaining service lives of participating employees. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. In the intervening years the actuary reviews the continuing appropriateness of the assumptions applied. The actuarial assumptions used to calculate the projected benefit obligations of the Group's pension schemes vary according to the economic conditions of the countries in which they operate.

(i) Liability for defined benefit obligations

£m

Group	Pension plans		Other post-retirement benefit schemes	
	Year to 31 December 2005	Year to 31 December 2004	**Year to 31 December 2005**	Year to 31 December 2004
Change in projected benefit obligation				
Projected benefit obligation at 1 January	**430**	359	**125**	105
Fund not previously consolidated	**–**	–	**13**	–
Benefits earned during year	**4**	4	**5**	4
Interest cost on benefit obligation	**25**	21	**11**	10
Plan amendments/assumption changes	**32**	2	**–**	–
Actuarial loss/(gain)	**16**	4	**1**	(1)
Benefits paid	**(16)**	(18)	**(8)**	(4)
Settlements	**–**	–	**(1)**	–
Foreign exchange and other movements	**6**	58	**6**	11
Projected benefit obligation at 31 December	**497**	430	**152**	125
Change in plan assets				
Plan assets at fair value at 1 January	**428**	347	**118**	95
Fund not previously consolidated	**–**	–	**18**	–
Actual return on plan assets	**71**	22	**17**	10
Company contributions	**7**	6	**4**	1
Employee contributions	**1**	1	**–**	–
Acquisitions	**–**	–	**–**	2
Benefits paid	**(16)**	(18)	**(7)**	(3)
Foreign exchange and other movements	**17**	70	**2**	13
Plan assets at fair value at 31 December	**508**	428	**152**	118
Net liability recognised in balance sheet				
Funded status of plan	**(11)**	2	**–**	7
Unrecognised assets	**18**	–	**–**	–
Other amounts recognised in balance sheet	**–**	–	**2**	2
Unrecognised actuarial gains	**26**	21	**8**	3
Net amount recognised in balance sheet	**33**	23	**10**	12

34 POST EMPLOYMENT BENEFITS *continued*

(ii) Expense recognised in the income statement

£m

Group	Pension plans Year to 31 December 2005	Pension plans Year to 31 December 2004	Other post retirement benefit schemes Year to 31 December 2005	Other post retirement benefit schemes Year to 31 December 2004
Current service costs	4	3	6	4
Interest cost	28	21	11	10
Expected return on plan assets	(31)	(23)	(12)	(9)
Net actuarial losses recognised in year	5	2	–	–
Effect of assumption changes	11	–	–	–
Past service cost	–	–	1	–
Gains on curtailment	–	–	(1)	–
Total (included in staff costs)	17	3	5	5

(iii) Principal actuarial assumptions

Group	Year to 31 December 2005	Year to 31 December 2004
African pension schemes		
Discount rate	8.0%	8.5%
Expected return on plan assets:		
Equities	11.0%	11.5%
Debt	8.0%	8.5%
Property	11.0%	–
Cash	6.0%	9.5%
Annuities	8.0%	6.5%
Future salary increases	5.3-5.8%	5.5%
Pensions in payment and deferred pensions inflation	4.3%	4.0%
Price inflation	4.3%	4.0%
UK and Jersey pension schemes		
Discount rate	4.8-5.1%	5.3%
Expected return on plan assets:		
Equities	6.6-7.3%	7.5-8.3%
Debt	4.0-5.0%	4.5-5.3%
Property	4.8-6.6%	–
Cash	4.3-4.8%	4.8%
Annuities	4.8%	5.3%
Future salary increases	3.8-4.3%	4.8-5.0%
Pensions in payment and deferred pensions inflation	2.8%	2.7-3.0%
Price inflation	2.8-3.0%	2.8-3.0%
African other post retirement schemes		
Discount rate	7.5-8.0%	7.5-8.5%
Expected return on plan assets	8.0-8.5%	8.0-8.5%
Future salary increases	5.8%	5.8%
Price inflation	4.3%	4.3%
Health cost inflation	6.0-8.0%	6.0-6.5%

34 POST EMPLOYMENT BENEFITS *continued*

(iv) Plan asset allocation

Group	Pension plans		Other post retirement benefit schemes	
	At 31 December 2005	At 31 December 2004	At 31 December 2005	At 31 December 2004
Equity securities	45.2%	33.6%	32.7%	35.6%
Debt securities	31.0%	24.0%	25.0%	24.3%
Property	1.6%	–	2.5%	–
Cash	4.2%	3.1%	28.6%	30.5%
Annuities and other	18.0%	39.3%	11.2%	9.6%
	100.0%	100.0%	100.0%	100.0%

Pension and other retirement benefit plan assets include ordinary shares issued by the Company with a fair value of £2 million.

(v) Summary

£m

Group	At 31 December 2005	At 31 December 2004
Present value of defined benefit obligations	497	430
Fair value of plan assets	508	428
Surplus/(deficit)	11	(2)
Experience gains/(losses) arising on defined benefit plan liabilities:		
Amount	(16)	–
As a percentage of plan liabilities	3.2%	–
Experience gains arising on defined benefit plan assets:		
Amount	40	(1)
As a percentage of plan assets	7.7%	0.2%

34 POST EMPLOYMENT BENEFITS *continued*

Company

The Company holds a provision in respect of the Old Mutual Staff Pension Fund Defined Benefit pension scheme, which provides benefits based on final pensionable pay for members within the Group. The assets of the scheme are held separately from those of the Company. The Company is unable to identify its share of the underlying assets and liabilities of the scheme on a consistent and reasonable basis and, therefore, the amounts presented below are the gross assets, liabilities and expenses of the scheme in which the Company has a share.

(vi) Liability for defined benefit obligations

	£m	
	Pension plans	
	At 31 December 2005	At 31 December 2004
Change in projected benefit obligation		
Projected benefit obligation at 1 January	**40**	33
Interest cost on benefit obligation	**2**	2
Actuarial loss	**13**	5
Projected benefit obligation at 31 December	**55**	40
Change in plan assets		
Plan assets at fair value at 1 January	**22**	20
Actual return on plan assets	**4**	1
Company contributions	**1**	1
Plan assets at fair value at 31 December	**27**	22
Net liability	**28**	18

Of the total net liability shown above, the amount recognised in the Company balance sheet is £13 million (2004: £2 million).

(vii) Expense recognised in the income statement

	£m	
	Pension plans	
	Year to 31 December 2005	Year to 31 December 2004
Expected return on plan assets	**(2)**	(1)
Net actuarial losses recognised in year	**10**	6
Total	**8**	5

34 POST EMPLOYMENT BENEFITS *continued*

(viii) Principal actuarial assumptions

	Pension plans	
	Year to 31 December 2005	Year to 31 December 2004
Discount rate	4.8%	5.3%
Future salary increases	4.0%	4.3%
Price inflation	2.8%	2.8%
Pensions in payment and deferred pensions inflation	2.8%	2.8%

(ix) Plan asset allocation

	Pension plans	
	At 31 December 2005	At 31 December 2004
Equity securities	69%	69%
Debt securities	28%	28%
Other investments	3%	3%

35 DEFERRED REVENUE

£m

	Year to 31 December 2005				Year to 31 December 2004			
	Banking operations	Investment contracts	Asset management	Total	Banking operations	Investment contracts	Asset management	Total
At 1 January	19	77	43	139	12	87	24	123
Fees and commission income deferred	7	7	21	35	14	5	19	38
Amortisation	–	(16)	(7)	(23)	(11)	(14)	(10)	(35)
Foreign exchange and other movements	–	–	(13)	(13)	4	(1)	10	13
At 31 December	26	68	44	138	19	77	43	139

36 DEPOSITS FROM OTHER BANKS

£m

	At 31 December 2005	At 31 December 2004
Items in course of collection	34	1
Deposits from other banks	2,543	2,812
	2,577	2,813

37 AMOUNTS OWED TO OTHER DEPOSITORS

	£m	
	At 31 December 2005	At 31 December 2004
Current accounts	**2,342**	1,870
Savings deposits	**1,027**	970
Other deposits and loan accounts	**12,140**	12,411
	15,509	15,251
Amounts owed to other depositors by sector:		
Government and public sector	**2,079**	781
Individuals	**8,131**	7,330
Business sector	**5,299**	7,140
	15,509	15,251

38 OTHER MONEY MARKET DEPOSITS

	£m	
	At 31 December 2005	At 31 December 2004
Certificates of deposits	**2,112**	1,514
Other money market deposits	**947**	1,523
	3,059	3,037

39 OTHER LIABILITIES

	£m	
Group	At 31 December 2005	At 31 December 2004
Amounts payable on direct insurance business:		
Amounts owed to policyholders	**411**	266
Amounts owed to intermediaries	**84**	66
Other direct insurance operation creditors	**34**	9
Accounts payable on reinsurance business	**24**	10
Accruals and deferred income	**331**	358
Share-based payments – cash settled schemes liabilities	**43**	33
Trade creditors	**46**	597
Outstanding settlements	**647**	589
Total securities sold under agreements to repurchase	**969**	414
Other liabilities	**731**	552
	3,320	2,894

	£m	
Company	At 31 December 2005	At 31 December 2004
Accruals and deferred income	**12**	10
Amounts falling due within one year	**2**	358
Amounts falling due after one year	**1,350**	975
	1,364	1,343

40 SHAREHOLDERS' EQUITY

The movements in shareholders' equity are specified in the reconciliation of movements in consolidated equity shareholders' funds.

	£m	
Share capital	At 31 December 2005	At 31 December 2004
6,000,000,000 ordinary shares of 10p each	**600**	600

The Company's authorised share capital was increased to £750 million divided into 7,500,000,000 ordinary shares of 10p each in accordance with a resolution of shareholders passed at an Extraordinary General Meeting on 14 November 2005, conditional upon the Company's offer to acquire Försäkringsaktiebolaget Skandia (publ) becoming or being declared wholly unconditional. This condition was satisfied on 26 January 2006.

41 MINORITY INTERESTS – BALANCE SHEET

(i) Ordinary shares

Reconciliation of movements in minority interests	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Balance at 1 January	**783**	562
Minority interests' share of profit	**203**	74
Minority interests' share of dividends paid	**(49)**	(25)
Net (disposal)/acquisition of interests	**(3)**	66
Foreign exchange and other movements	**78**	106
Balance at 31 December	**1,012**	783

(ii) Preferred securities

	At 31 December 2005 £m	At 31 December 2004 £m
R2,000 million non-cumulative preference shares[1]	**140**	140
R792 million non-cumulative preference shares[2]	**71**	71
US$750 million cumulative preferred securities[3]	**458**	458
Other[4]	**–**	6
	669	675
Unamortised issue costs	**(13)**	(13)
Total in issue at 31 December	**656**	662
Deduct: amount held by Group companies	**–**	(14)
	656	648

Preferred securities are held at historic value of consideration received less unamortised issue costs.

1 200 million R10 preference shares issued by Nedbank Group Limited (Nedbank), the Group's banking subsidiary. These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75% of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment or when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of Nedbank's shares.

2 77.3 million R10 preference shares issued at R10.68 per share by Nedbank on the same terms as the securities described in (1) above.

3 US$750 million Guaranteed Cumulative Perpetual Preference Securities issued on 19 May 2003 by Old Mutual Capital Funding L.P., a subsidiary of the Group. Subject to certain limitations, holders of these securities are entitled to receive preferential cash distributions at a fixed rate of 8.0% per annum payable in arrear on a quarterly basis. The Group may defer payment of distributions at its sole discretion, but such an act may restrict Old Mutual plc from paying dividends on its ordinary shares for a period of 12 months. Arrears of distributions are payable cumulatively only on redemption of the securities or at the Group's option. The securities are perpetual, but may be redeemed at the discretion of the Group from 22 December 2008. The costs of issue are being amortised over the period to 22 December 2008.

4 The Group has a general insurance subsidiary that offers clients a share of underwriting surpluses which accrue in respect of certain policies and which is payable in the form of a preference dividend. These cell captive subsidiaries are no longer consolidated from 1 January 2005.

42 POST BALANCE SHEET EVENTS

On 26 January 2006, the Company's offer for Försäkringsaktiebolaget Skandia (publ) (Skandia) was declared unconditional. Settlement of acceptances received up to that date were executed on 1 February 2006. This resulted in the Company obtaining 72.3% of Skandia. The offer was extended and further acceptances were received up to 9 February 2006, which were executed on 15 February 2006 and which resulted in an aggregate interest of 89.5% of Skandia. The offer remains open for final acceptance until close of business on 14 March 2006.

Under the basic terms of the offer, consideration was paid to shareholders in Skandia by way of a combination of cash and shares in Old Mutual plc. Cash consideration of £1,115 million has been paid by the Company in respect of the acceptances to date and the Company has issued 1,266 million Old Mutual plc shares.

Skandia will be consolidated within the Group's financial statements from 1 February 2006. The fair value balance sheet and goodwill disclosures have not been completed at this time.

On 20 January 2006, the Company raised £300 million through placement of 10 year notes in accordance with the Company's global note programme. Interest is payable annually and has been fixed at 5.0%. This will be recognised as debt within the Group's 2006 financial statements.

43 SHARE-BASED PAYMENTS

During the year ended 31 December 2005, the Group had the following share-based payment arrangements:

Type of arrangement	Description of award	Contractual life	Vesting conditions	Settlement treatment
UK Sharesave Scheme	Options over Old Mutual plc shares listed on the London Stock Exchange (LSE)	Exercise period ends within six months of vesting	Service over either a three or five year period	Equity settled
UK Share Option and Deferred Delivery Plan	Options over Old Mutual plc shares listed on the LSE	Six years	Three years' service and achievement of a target growth in earnings per share	Equity settled
UK Restricted Share Plan	Old Mutual plc restricted shares listed on the LSE. Employees are entitled to dividend payments throughout the vesting period	Three years	Three years' service	Equity settled
South Africa Share Option and Deferred Delivery Plan	Options over Old Mutual plc shares listed on the Johannesburg Stock Exchange (JSE)	Six years	Three years' service and achievement of a target growth in earnings per share	Cash settled
South Africa Restricted Share Plan	Old Mutual plc restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Three years	Three years' service	Cash settled
OMSA Broad-Based Employee Share Plan	Old Mutual plc restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Five years	Earlier of five years, or the participant being entitled to any other award under any other share incentive scheme of the Company or death of the participant	Equity settled
OMSA Senior Black Management Share Plan	Old Mutual plc restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Four to six years	Service over four, five and six years (1/3 becomes unrestricted after each of these time periods)	Equity settled
OMSA Management Incentive Share Plan	Old Mutual plc restricted shares listed on the JSE and/or options over Old Mutual plc shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Five years for shares and six years for options	Three years' service and achievement of a target growth in earnings per share for options. Three years service for restricted shares	Equity settled

43 SHARE-BASED PAYMENTS *continued*

Type of arrangement	Description of award	Contractual life	Vesting conditions	Settlement treatment
Nedcor Group 1994 Employee Share Incentive Scheme	Options over Nedbank Group Ltd shares listed on the JSE	Six years	50% after three years' service, 50% after four years' service and in certain cases achievement of a target growth in earnings per share	Equity settled
Nedbank Group 2005 Employee Long Term Incentive Plan	Options over Nedbank Group Ltd shares listed on the JSE	The earlier of five years or six to twelve months post termination, depending on the manner of termination	Three years' service	Equity settled
Nedbank Group 2005 Employee Long Term Incentive Plan – Matched Share Scheme	Nedbank Group Ltd restricted shares listed on the JSE, matching contributions made by the participant. Employees are not entitled to dividend payments throughout the vesting period on the matched shares	Three years	Three years' service and achievement of Nedbank Group performance targets. Where the Nedbank Group performance target is not satisfied, 50% will vest provided that three years' service has been achieved	Equity settled
Nedbank Broad-Based Employee Scheme	Nedbank Group Ltd restricted shares listed on the JSE. Employees are entitled to dividend payments throughout the vesting period	Five years	Participants do not trade or otherwise deal or encumber awarded shares for a period of five years	Equity settled
Nedbank Black Executive Scheme and Nedbank Black Management Scheme	Nedbank Group Ltd restricted shares listed on the JSE and options over Nedbank Group Ltd shares listed on the JSE	Seven years	Service over four, five and six years (1/3 vests after each of these time periods)	Equity settled
Nedbank Eyethu Non-Executive Share Trust	Options over restricted par value shares in Nedbank Group Ltd issued to Non-Executive directors	Six years	Six years' service	Equity settled
Nedbank Corporate Scheme	Options over restricted shares in Nedbank Group Ltd issued at par value. Participants are not entitled to dividend payments during the vesting period	Six years	Client uses Nedbank as their primary banker. Nedbank has right of first refusal over all banking requirements	Equity settled
Nedbank Black Business Partners Scheme	Options over restricted shares in Nedbank Group Ltd issued to black business partners whom are not entitled to dividend payments during the vesting period	Ten years	Expiry of the ten year period	Equity settled
Nedbank Retail Scheme	Participants are awarded one bonus share for every three Nedbank Group Ltd shares purchased under the scheme	Three years	Client holds a Nedbank account as their primary account for a period of three years	Equity settled
Mutual & Federal Insurance Company Limited Share Option Scheme	Options over Mutual & Federal Insurance Company Ltd shares listed on the JSE	Six years	Service over three, four and five years (1/3 of options vest and 1/3 of shares become unrestricted after each of these time periods)	Equity settled
Mutual & Federal Senior Black Management Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust. Employees are entitled to dividend payments throughout the vesting period	Seven years	Service over four, five and six years (1/3 vests after each of these time periods)	Equity settled

43 SHARE-BASED PAYMENTS *continued*

Type of arrangement	Description of award	Contractual life	Vesting conditions	Settlement treatment
Mutual & Federal Distributor Scheme and Mutual & Federal Community Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE	Indefinite period	Minimum period of ten years	Equity settled
Mutual & Federal Black Business Partners Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE issued to black business partners whom are not entitled to dividend payments during the vesting period	Ten years	Expiry of the ten year period	Equity settled
Mutual & Federal Management Incentive Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust. Employees are entitled to dividend payments throughout the vesting period	Six years	Service over three, four and five years (1/3 vests after each of these time periods)	Equity settled
Mutual & Federal Broad-Based Employee Scheme	Mutual & Federal Insurance Company Ltd restricted shares listed on the JSE and kept in a trust for a minimum period of five years. Employees are entitled to dividend payments throughout the vesting period	Five years	No service or other vesting conditions. Shares are to be restricted in the trust for five years only	Equity settled

The recognition and measurement principles in IFRS 2 have only been applied to equity settled share arrangements granted post November 2002 in accordance with the transitional provisions in IFRS 1 and IFRS 2. Any options forfeited, exercised or lapsed prior to the IFRS 2 implementation date of 1 January 2005 have not been included in the IFRS 2 valuation.

Options over shares in Old Mutual plc (LSE)	Number of options 2005	Weighted average exercise price 2005	Number of options 2004	Weighted average exercise price 2004
Outstanding at 1 January	**47,491,175**	**£0.90**	78,862,288	£0.97
Granted during the year	**4,674,807**	**£1.23**	9,674,028	£0.95
Forfeited during the year	**(8,319,080)**	**£0.95**	(15,665,176)	£1.04
Exercised during the year	**(5,266,780)**	**£0.91**	(16,716,136)	£0.85
Expired during the year	**(67,320)**	**£1.06**	(8,663,829)	£1.37
Outstanding at 31 December	**38,512,802**	**£0.92**	47,491,175	£0.90
Exercisable at 31 December	**5,208,138**	**£1.00**	16,796,599	£0.97

The options outstanding at 31 December 2005 have an exercise price in the range of £0.59 to £1.36 (2004: £0.59 to £1.62) and a weighted average remaining contractual life of 2.6 years (2004: 3.8 years). The weighted average share price at date of exercise for options exercised during the year was £1.36 (2004: £1.05).

Options over shares in Old Mutual plc (JSE)	Number of options 2005	Weighted average exercise price 2005	Number of options 2004	Weighted average exercise price 2004
Outstanding at 1 January	**73,645,237**	**R14.27**	80,890,889	R15.42
Granted during the year	**13,790,175**	**R14.60**	13,595,661	R11.78
Forfeited during the year	**(5,563,431)**	**R14.03**	(4,908,735)	R13.77
Exercised during the year	**(3,511,576)**	**R14.30**	(356,818)	R11.36
Expired during the year	**(13,381,498)**	**R15.39**	(15,575,760)	R18.31
Outstanding at 31 December	**64,978,907**	**R14.13**	73,645,237	R14.27
Exercisable at 31 December	**23,941,600**	**R17.07**	17,371,100	R18.39

The options outstanding at 31 December 2005 have an exercise price in the range of R10.80 to R22.98 (2004: R10.80 to R22.98) and a weighted average remaining contractual life of 3.0 years (2004: 3.3 years). The weighted average share price at date of exercise for options exercised during the year was R17.00 (2004: R12.82).

43 SHARE-BASED PAYMENTS *continued*

Options over shares in Nedbank Group Ltd	Number of options 2005	Weighted average exercise price 2005	Number of options 2004	Weighted average exercise price 2004
Outstanding at 1 January	**28,905,173**	**R90.10**	25,089,839	R113.40
Granted during the year	**28,099,728**	**R112.80**	14,328,122	R50.40
Forfeited during the year	**(5,198,890)**	**R96.00**	(4,235,270)	R104.20
Exercised during the year	**(3,099,459)**	**R61.50**	(2,772,393)	R44.40
Expired during the year	**(5,149,120)**	**R118.70**	(3,505,125)	R101.90
Outstanding at 31 December	**43,557,432**	**R102.80**	28,905,173	R90.10
Exercisable at 31 December	**4,415,111**	**R102.50**	9,152,417	R101.20

The options outstanding at 31 December 2005 have an exercise price in the range of Rnil to R172.67 (2004: R44.00 to R157.00) and a weighted average remaining contractual life of 6.2 years (2004: 4.7 years). The weighted average share price at date of exercise for options exercised during the year was R84.02 (2004: R62.00).

Options over shares in Mutual & Federal Insurance Company Ltd	Number of options 2005	Weighted average exercise price 2005	Number of options 2004	Weighted average exercise price 2004
Outstanding at 1 January	**5,111,300**	**R12.32**	6,393,600	R9.14
Granted during the year	**4,038,950**	**R22.76**	1,196,400	R18.96
Forfeited during the year	**(152,000)**	**R16.24**	(245,100)	R13.39
Exercised during the year	**(1,215,200)**	**R8.49**	(2,233,600)	R6.64
Outstanding at 31 December	**7,783,050**	**R18.24**	5,111,300	R12.32
Exercisable at 31 December	**409,067**	**R7.90**	249,700	R4.03

The options outstanding at 31 December 2005 have an exercise price in the range of R4.20 to R24.50 (2004: R0.49 to R20.00) and a weighted average remaining contractual life of 4.4 years (2004: 3.7 years). The weighted average share price at date of exercise for options exercised during the year was R23.70 (2004: R20.16).

Fair value of share schemes and assumptions

The grant date for the UK and SA Share option and Deferred Delivery plan annual awards is deemed to be 1 January in the year prior to the date of issue. As such the Group is required to estimate, at the reporting date, the number and fair value of the options that will be granted in the following year. The fair value of awards expected to be granted in 2006 which will have an IFRS 2 grant date of 1 January 2005, is shown separately below. The grant date for all other awards is the award issue date.

Share options

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of share options granted is measured using a Black Scholes option pricing model.

Share options are granted under a service and non-market based performance condition. Such conditions are not taken into account in the grant date fair value measurement of the share options granted. There are no market conditions associated with the share option grants.

43 SHARE-BASED PAYMENTS *continued*

The following describes the option pricing inputs used for options granted by the Group during the year:

		Number of options granted	Fair value at measurement date	Share price	Exercise price	Expected volatility	Expected life	Expected dividends	Risk free interest rate
UK Sharesave Scheme	**2005**	**676,876**	**£0.35**	**£1.23**	**£1.03**	**35.0%**	**3.8 yrs**	**4.6%**	**4.2%**
	2004	621,531	£0.32	£1.00	£0.78	39.0%	3.6 yrs	4.8%	4.6%
UK Share Option and	**2005**	**3,997,931**	**£0.31**	**£1.28**	**£1.26**	**34.9%**	**5.0 yrs**	**4.4%**	**4.6%**
Deferred Delivery Plan	2004	9,052,497	£0.20	£1.00	£0.96	38.9%	5.0 yrs	4.7%	4.7%
South Africa Share Option	**2005**	**12,285,083**	**R4.79**	**R15.00**	**R14.50**	**32.0%**	**5.0 yrs**	**4.0%**	**8.0%**
and Deferred Delivery Plan	2004	13,595,661	R4.70	R11.78	R11.78	32.0%	4.1 yrs	4.0%	7.6%
OMSA Management	**2005**	**1,505,092**	**R5.66**	**R15.00**	**R15.43**	**32.0%**	**5.0 yrs**	**4.0%**	**8.0%**
Incentive Share Plan	2004	–	–	–	–	–	–	–	–
Nedbank Group 1994 Employee	**2005**	**718,693**	**R24.59**	**R73.14**	**R73.14**	**29.0%**	**5.5 yrs**	**2.1%**	**7.9%**
Share Incentive Scheme	2004	14,328,122	R21.80	R59.94	R50.40	35.5%	5.5 yrs	–	10.0%
Nedbank Group 2005 Employee	**2005**	**5,815,509**	**R20.70**	**R77.69**	**R77.69**	**29.0%**	**4.0 yrs**	**2.1%**	**7.5%**
Long-Term Incentive Plan	2004	–	–	–	–	–	–	–	–
Nedbank Eyethu	**2005**	**672,000**	**R45.94**	**R87.90**	**R56.06**	**29.0%**	**5.8 yrs**	**1.6%**	**7.6%**
Black Executive Trust	2004	–	–	–	–	–	–	–	–
Nedbank Eyethu	**2005**	**3,606,506**	**R38.00**	**R87.90**	**R68.47**	**29.0%**	**5.9 yrs**	**1.9%**	**7.6%**
Black Management Trust	2004	–	–	–	–	–	–	–	–
Nedbank Eyethu	**2005**	**7,891,300**	**R27.19**	**R87.90**	**R172.67**	**29.0%**	**10.0 yrs**	**0.0%**	**7.8%**
Black Business Partners Trust	2004	–	–	–	–	–	–	–	–
Nedbank Eyethu	**2005**	**9,051,369**	**R24.96**	**R87.90**	**R108.26**	**29.0%**	**6.0 yrs**	**0.0%**	**7.7%**
Corporate Scheme	2004	–	–	–	–	–	–	–	–
Nedbank Eyethu	**2005**	**344,351**	**R24.82**	**R87.90**	**R108.27**	**29.0%**	**6.0 yrs**	**0.0%**	**7.7%**
Non-Executive Share Trust	2004	–	–	–	–	–	–	–	–
Mutual & Federal Insurance Company	**2005**	**494,000**	**R6.51**	**R23.85**	**R23.85**	**25.5%**	**5.0 yrs**	**3.1%**	**7.9%**
Limited Share Option Scheme	2004	1,196,400	R5.86	R19.98	R19.00	25.9%	5.0 yrs	3.3%	8.7%
Mutual & Federal	**2005**	**3,544,950**	**R6.12**	**R24.72**	**R22.62**	**25.6%**	**4.0 yrs**	**5.0%**	**7.9%**
Management Incentive Scheme	2004	–	–	–	–	–	–	–	–

All the above model inputs are expressed as weighted averages.

The expected volatility is based on the annualised historic volatility of the share price over a period commensurate with the expected option life, ending on the date of valuation of the option.

The expected life assumption is based on the average length of time similar grants have remained outstanding in the past and the type of employees to whom awards have have granted.

43 SHARE-BASED PAYMENTS *continued*

Restricted shares

The following describes the fair value of restricted shares granted by the Group during the year:

		Number granted	Weighted average fair value
UK Restricted Share Plan	2005	5,741,936	£1.24
	2004	1,647,503	£0.95
SA Restricted Share Plan	2005	6,065,901	R14.50
	2004	7,484,684	R11.80
OMSA Broad-Based Employee Share Plan	2005	5,744,888	R15.37
	2004	–	–
OMSA Senior Black Management Share Plan	2005	14,542,244	R15.42
	2004	–	–
OMSA Management Incentive Share Plan	2005	174,729	R15.43
	2004	–	–
Nedbank Group 2005 Employee Long-Term Incentive Plan – Matched Share Scheme	2005	327,025	R71.07
	2004	–	–
Nedbank Eyethu Black Executive Trust	2005	168,000	R79.31
	2004	–	–
Nedbank Eyethu Broad-Based Scheme	2005	1,451,400	R87.90
	2004	–	–
Nedbank Eyethu Black Management Trust	2005	302,983	R79.31
	2004	–	–
Nedbank Eyethu Retail Scheme	2005	459,382	R86.14
	2004	–	–
Mutual & Federal Senior Black Management Scheme	2005	232,345	R24.69
	2004	–	–
Mutual & Federal Management Incentive Scheme	2005	983,225	R24.69
	2004	–	–
Mutual & Federal Broad-Based Employee Scheme	2005	751,100	R24.50
	2004	–	–
Mutual & Federal Distributor Scheme	2005	1,394,291	R24.50
	2004	–	–
Mutual & Federal Community Scheme	2005	1,394,291	R24.50
	2004	–	–
Mutual & Federal Black Business Partners Scheme	2005	11,332,443	R24.50
	2004	–	–

The share price at measurement date was used to determine the fair value of the restricted shares. Expected dividends were not incorporated into the measurement of fair value where the holder of the restricted share is entitled to dividends throughout the vesting period of the share.

UK and SA Share Option and deferred delivery plans – annual bonus awards

The level of annual bonus awards made under this plan is contingent upon the satisfactory completion of individual and company performance targets, measured over the financial year prior to the date the employees receive the award. The grant date for the SA and UK annual bonus plans (other than the new joiner and newly qualified grants) has therefore been determined as 1 January in the year prior to the date of issue of the grants.

The Group estimate of the total awards to be granted in March 2006 under the South African scheme in the form of options and restricted shares is 8,900,000 and 3,700,000 respectively. These options have been valued using the Black Scholes option pricing model, using an at the money option assumption. The restricted shares have been valued using a share price of R19.83.

The Group estimate of the total fair value of the annual bonus expected to be paid in the form of options and restricted shares under the UK Share Option and Deferred Delivery Plan is outlined below. The fair value is determined by making an estimate of the level of bonus to be paid out following the attainment of personal and company performance conditions.

43 SHARE-BASED PAYMENTS *continued*

	Total fair value	Vesting period
UK Share Option and Deferred Delivery Plan – restricted shares	£3,873,241	4.2 years
UK Share Option and Deferred Delivery Plan – options	£1,194,077	4.2 years

		£m
Financial impact	**Year to 31 December 2005**	Year to 31 December 2004
Expense arising from equity settled share and share option plans	**38**	7
Expense arising from cash settled share and share option plans	**13**	10
	51	17
Closing balance of liability for cash settled share awards	**42**	18
Total intrinsic value liability for vested benefits	**23**	9

44 DIVIDENDS

		£m
Equity: ordinary	**Year to 31 December 2005**	Year to 31 December 2004
Group		
Interim dividend paid 2005: 1.85p (2004: 1.75p) per 10p share	**66**	60
Final dividend paid 2004: 3.5p (2003: 3.1p) per 10p share	**118**	106
	184	166
Company		
Interim dividend paid 2005: 1.85p (2004: 1.75p) per 10p share	**36**	28
Final dividend paid 2004: 3.5p (2003: 3.1p) per 10p share	**53**	48
	89	76

Dividends paid to ordinary shareholders, as above, are calculated using the number of shares in issue at payment date less shares held in ESOP trusts, policyholders' funds of Group companies, Black Empowerment Trusts and related undertakings.

As a consequence of the exchange control arrangements in place in South Africa and other relevant African territories, dividends to shareholders on the branch registers in those countries (or in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

The directors have recommended a 2005 final dividend of 3.65p per share which, subject to being approved by shareholders at the Annual General Meeting on 10 May 2006, will be paid to shareholders on the register at the close of business on the record date for the dividend. No provision has been recognised in respect of this dividend.

45 CONTINGENT LIABILITIES

		£m
	At 31 December 2005	At 31 December 2004
Guarantees and assets pledged as collateral security	**1,016**	993
Irrevocable letters of credit	**756**	323
Secured lending	**1,528**	596
Other contingent liabilities	**110**	209
	3,410	2,121

46 COMMITMENTS

Capital commitments

The Group's capital commitments are detailed in the table below. The Group's management is confident that future net revenues and funding will be sufficient to cover these commitments.

	£m	
	At 31 December 2005	At 31 December 2004
Investment property	25	–
Property and equipment	27	2
Intangible assets	3	44
	55	46

The following table presents the contractual amounts of the Group's off-balance sheet financial instruments that commit it to extend credit to customers.

	£m	
	At 31 December 2005	At 31 December 2004
Original term to maturity of one year or less	1,218	708
Original term to maturity of more than one year	6	293
Other commitments, note issuance facilities and revolving underwriting facilities	92	39
	1,316	1,040

Assets are pledged as collateral under repurchase agreements with other banks and for security deposits relating to local futures, options and stock exchange memberships. Mandatory reserve deposits are also held with local central banks in accordance with statutory requirements. These deposits are not available to finance the Group's day-to-day operations.

	£m	
	At 31 December 2005	At 31 December 2004
Asset		
Balances with Central Banks	528	499
Trading securities	–	42
	528	541
Related liability		
Trading securities	–	177

47 RELATED PARTIES

The Group provides certain pension fund, insurance, banking and financial services to related parties. These are conducted on an arm's length basis and are not material to the Group's results.

Transactions or balances with Group entities that have been eliminated on consolidation are not reported. As set out in note 1, in order to represent the Group's segmental results accurately, certain fees negotiated on an arm's length basis between operationally and functionally distinct segments of the Group have not been eliminated. The principal transactions not eliminated are banking services provided by the Group's banking operation, Nedbank Ltd.

Old Mutual plc enters into a number of transactions with its subsidiaries in the normal course of business. These are principally related to funding of the Group's businesses and head office functions. Details of loans, including balances due from/to the Company and terms and conditions thereon are set out in note 47(iv). There are no transactions entered into by the Company with investments in associated undertakings.

(i) Transactions with key management personnel, remuneration and other compensation
For the purposes of IAS 24 'related party disclosures', key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the Group. Details of the compensation paid to the board of directors as well as their shareholdings in the company are disclosed in the Remuneration Report on page 60 to 68. No director had a material interest in any contract of significance with the Company or any of its subsidiaries during 2005.

(ii) Key management personnel remuneration and other compensation

	2005		2004	
	Number of personnel	Value £'000	Number of personnel	Value £'000
Directors fees	9	836	8	746
Remuneration		9,228		6,613
Cash remuneration	9	5,969	9	3,945
Short-term employee benefits	8	541	9	633
Other long-term benefits	8	448	8	323
Share-based payments	9	2,270	9	1,712
		10,064		7,359

	2005		2004	
	Number of personnel	Number of options/shares '000	Number of personnel	Number of options/shares '000
Share options				
Outstanding at 1 January	9	17,018	10	18,467
Granted during the year	6	1,442	8	4,603
Exercised during the year	2	(27)	3	(3,091)
Lapsed during the year	6	(2,372)	6	(2,962)
Outstanding at 31 December	9	16,061	9	17,017
Restricted shares				
Outstanding at 1 January	6	1,485	4	2,021
Granted during the year	8	1,457	5	256
Released during the year	3	(231)	2	(454)
Lapsed during the year	2	(108)	3	(338)
Outstanding at 31 December	8	2,603	6	1,485

47 RELATED PARTIES *continued*

(iii) Key management personnel transactions

Key management personnel and members of their close family have undertaken transactions with Old Mutual plc and its subsidiaries, jointly controlled entities and associated undertakings in the normal course of business, details which are given below.

	2005		2004	
	Number of personnel	Value £'000	Number of personnel	Value £'000
Current accounts				
Balance at 1 January	3	40	3	46
Net movement during the year		(156)		(11)
Foreign exchange movement		–		5
Balance at 31 December	2	(116)	3	40
Retired during year: balance at time of retirement	1	30		
Credit cards				
Balance at 1 January	2	5	2	6
Net movement during the year		3		(2)
Foreign exchange movement		–		1
Balance at 31 December	2	8	2	5
Mortgages				
Balance at 1 January	1	87	1	86
Interest charged		7		8
Less repayments		(15)		(15)
Foreign exchange movement		–		8
Balance at 31 December	1	79	1	87
General insurance contracts				
Total premium paid during the 12 months ended 31 December	5	17	5	18
Claims paid during the 12 months ended 31 December	–	–	1	4
Life insurance products				
Total premium paid during the 12 months ended 31 December	2	2	2	4
Claims paid during the 12 months ended 31 December	–	–	–	–
Total sum assured/value of investment at 31 December	2	1,454	2	1,685
Pensions, termination benefits paid				
Value of pension plan as at 31 December	8	4,322	8	2,757

Various members of key management personnel hold, and/or have at various times between 1 January 2004 and 31 December 2005 held, investments managed by asset management businesses of the Group. These include units trusts, mutual funds and hedge funds. None of the amounts concerned are material in the context of the funds managed by the Group business concerned, and all investments have been made by the individuals concerned either on terms which are the same as those available to external clients generally or, where that is not the case, on the same preferential terms as were available to employees of the business generally.

47 RELATED PARTIES *continued*

(iv) Company only disclosures

Identity of related parties with whom material transactions have occurred

Entities within the Old Mutual Group, in the ordinary course of business, enter into various financial services transactions with associates, joint ventures and other related parties. The following material transactions occurred between related parties:

Balance sheet information	£m Balance due from/(to)
At 31 December 2005	
Subsidiaries	
OM Group (UK) Ltd [1]	2,559
Primemajor	4
Global Edge Technologies Pty Ltd [2]	1
Bermuda Holding companies [3]	(307)
Old Mutual International Holdings [4]	(26)
Old Mutual (SA) companies [5]	(288)
Old Mutual Financial Services companies	(225)
Old Mutual Business Services Ltd	(36)
Commsale (2000) Ltd	(8)
Old Mutual Capital Funding L.P [6]	(437)
Constantia Insurance Company (Guernsey) Limited	(1)
Fairbairn Investment Company Limited	(2)
OMLA Holdings Limited	(22)
Other related parties	
Fairbairn Trust Company Limited [7]	11

Balance sheet information	£m Balance due from/(to)
At 31 December 2004	
Subsidiaries	
OM Group (UK) Ltd	1,910
Old Mutual (US) Holdings [8]	383
Global Edge Technologies Pty Ltd	1
Bermuda Holding companies	(42)
Old Mutual International Holdings	(25)
Old Mutual (SA) companies	(266)
Old Mutual Financial Services companies	(225)
Old Mutual Business Services Ltd	(8)
Commsale (2000) Ltd	(14)
Old Mutual Finance (Cayman Islands) Limited	(334)
Old Mutual Capital Funding L.P	(392)
Constantia Insurance Company (Guernsey) Limited	(1)
Old Mutual (Netherlands) B.V.	(1)
Fairbairn Investment Company Limited	(2)
OMLA Holdings Limited	(22)
Other related parties	
Fairbairn Trust Company Limited	4

47 RELATED PARTIES *continued*

(v) Company only disclosures *continued*

1 Loan with OM Group (UK) Ltd includes term loan advances of $4,000 million and £700 million (2004: $3,000 million and £700 million). The dollar facility expires 30 September 2010, whilst the sterling facility expires 30 June 2010 and both facilities terms are at LIBOR +0.5%. In addition Old Mutual plc has advanced to OM Group (UK) Ltd a subordinated loan of £350 million (2004: nil), with a term agreement of 6.75%, switching to floating rate (LIBOR +2.48%) after 15 years.

2 Subordinated loan with Global Edge Technologies of R6.5 million. There is no interest charged in respect to this advance as it has been fully provided for in the books of Old Mutual plc.

3 Loan with Bermuda Holding companies includes a number of revolving credit facilities where the terms state that the interest is variable and the loan is repayable on demand.

4 Loan with Old Mutual International Holdings includes one revolving credit facility agreement where the terms state that the interest is variable and the loan is repayable on demand.

5 Loan with Old Mutual (SA) companies includes one contingent loan facility (£4.25 million) where the agreement states that no interest is charged and no maturity date is set in place. In addition, Old Mutual plc has a loan from an Old Mutual (SA) company for $500 million where the agreement states that interest is variable and paid quarterly and the maturity date is September 2006. This loan is expected to be rolled forward.

6 Loan with Old Mutual Capital Funding L.P is a $750 million subordinated cumulative perpetual note which bears interest at 8% p.a. payable quarterly.

7 This represents amounts paid to the Fairbairn Trust Company in respect of an 'ESOP' for the purchase of the Company's own shares.

8 Loan with Old Mutual (US) Holdings, includes a number of promissory notes where the term of the agreement is variable rate +1% margin, paid semi-annually.

Income statement information	Interest received/(paid)	Ordinary dividends received/(paid)	Other amounts received/(paid)
2005			
Subsidiaries	**60**		**(39)**

Income statement information	Interest received/(paid)	Ordinary dividends received/(paid)	Other amounts received/(paid)
2004			
Subsidiaries	9	283	(47)

48 PRINCIPAL SUBSIDIARIES AND GROUP ENTERPRISES

Group

At 31 December 2005 the Group had the following investment holdings of greater than 50% in companies which are not consolidated as subsidiaries:

> The North American long-term business has a 99.89% holding in North Pitt St Investors Limited Partnership as a limited partner and therefore does not have control over the operations of the business. This investment is therefore accounted for as an investment; and

> The North American long-term business has a 90% holding in Heitman Central Europe Property Partners II. This investment is not material to the Group's operations and is therefore accounted for as an available-for-sale investment.

The African banking business holds an effective 46.96% of MBCA Bank Limited's shares through subsidiaries. It has been determined that the Group has effective control and therefore the bank's results are consolidated into the Group's results.

48 PRINCIPAL SUBSIDIARIES AND GROUP ENTERPRISES *continued*

The following table lists the principal Group undertakings whose results are included in the consolidated financial statements. All shares held are ordinary shares and, except for OM Group (UK) Ltd, are held indirectly by the Company.

Name	Nature of business	Percentage holding	Country of incorporation
Acadian Asset Management	Asset management	100	Massachusetts, United States of America
Barrow, Hanley, Mewhinney & Strauss, Inc.	Asset management	100	Nevada, United States of America
Clay Finlay, Inc.	Asset management	100	New York, United States of America
Dwight Asset Management Company	Asset management	100	Delaware, United States of America
First Pacific Advisors, Inc.	Asset management	100	Massachusetts, United States of America
Heitman LLC	Asset management	50	Delaware, United States of America
Liberty Ridge Capital Inc.	Asset management	100	Delaware, United States of America
Old Mutual Asset Managers (Bermuda) Ltd	Asset management	100	Bermuda
Old Mutual Asset Managers (Kenya) Ltd	Asset management	100	Kenya
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Asset Managers (UK) Ltd	Asset management	100	England and Wales
Old Mutual Capital Inc.	Asset management	100	Delaware, United States of America
Old Mutual Fund Managers (Guernsey) Ltd	Asset management	100	Guernsey
Old Mutual Group Ltd	Asset management	100	Bermuda
Old Mutual Investment Administrators (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Investment Services (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Specialised Finance (Pty) Ltd	Asset management	100	Republic of South Africa
Old Mutual Unit Trust Management Company Namibia Ltd	Asset management	100	Namibia
Old Mutual Unit Trust Managers Ltd	Asset management	100	Republic of South Africa
Pacific Financial Research Inc.	Asset management	100	Massachusetts, United States of America
Palladyne Asset Management B.V.	Asset management	100	Netherlands
Provident Investment Counsel, Inc.	Asset management	100	Massachusetts, United States of America
Thompson, Siegel & Walmsley, Inc	Asset management	100	Virginia, United States of America
Thomson, Horstmann & Bryant, Inc	Asset management	100	New Jersey, United States of America
Fairbairn Private Bank Ltd	Banking	69	Jersey
Nedbank Group Ltd	Banking	55	Republic of South Africa
Nedbank Ltd	Banking	55	Republic of South Africa
Nedcor Investment Holdings 101 Ltd	Banking	55	Republic of South Africa
People's Mortgage Ltd	Banking	55	Republic of South Africa
Mutual & Federal Insurance Company Ltd	General insurance	88	Republic of South Africa
Nedinsurance Company Ltd	General insurance	55	Republic of South Africa
Old Mutual Health Insurance Ltd	Health insurance	100	Republic of South Africa
Old Mutual Healthcare (Pty) Ltd	Health insurance	100	Republic of South Africa
Old Mutual (Netherlands) B.V.	Holding company	100	Netherlands
Old Mutual (South Africa) Ltd	Holding company	100	Republic of South Africa
Old Mutual (US) Holdings, Inc.	Holding company	100	Delaware, United States of America
Old Mutual U.S. Life Holdings, Inc.	Holding company	100	Delaware, United States of America
OM Group (UK) Ltd	Holding company	100	England and Wales
OM Portfolio Holdings (South Africa) (Pty) Ltd	Holding company	100	Republic of South Africa
Rodina Investments Ltd	Holding company	100	Republic of South Africa
BoE Life Ltd	Life assurance	55	Republic of South Africa
Fidelity & Guaranty Life Insurance Company	Life assurance	100	Maryland, United States of America
Fidelity & Guaranty Life Insurance Company of New York	Life assurance	100	New York, United States of America
Nedgroup Life Assurance Company Ltd	Life assurance	78	Republic of South Africa
Old Mutual (Bermuda) Ltd	Life assurance	100	Bermuda
Old Mutual International (Guernsey) Ltd	Life assurance	100	Guernsey
Old Mutual Life Assurance Company (Bermuda) Ltd	Life assurance	100	Bermuda
Old Mutual Life Assurance Company (Malawi) Ltd	Life assurance	100	Malawi
Old Mutual Life Assurance Company (Namibia) Ltd	Life assurance	100	Namibia
Old Mutual Life Assurance Company (South Africa) Ltd	Life assurance	100	Republic of South Africa
Old Mutual Life Assurance Company Ltd	Life assurance	62	Kenya
Old Mutual Life Assurance Company Zimbabwe Ltd	Life assurance	100	Zimbabwe
Selestia Life & Pensions Ltd	Life assurance	100	England and Wales
Old Mutual Property Investment Corporation (Pvt) Ltd	Property holding	100	Zimbabwe
Old Mutual Properties (Pty) Ltd	Property management	100	Republic of South Africa
Old Mutual Reassurance (Ireland) Ltd	Reassurance	100	Ireland

A complete list of subsidiaries is filed with the UK Registrar of Companies with the annual return. All the above companies have a year-end of 31 December.

48 PRINCIPAL SUBSIDIARIES AND GROUP ENTERPRISES *continued*

Company	Year to 31 December 2005 £m	Year to 31 December 2004 £m
Balance at 1 January	731	722
Acquisitions	–	9
Disposals	(1)	–
Balance at 31 December	**730**	731

On 1 January 2005, the Company sold Old Mutual Business Services Limited to a fellow Group company OMFS (GGP) Limited for an amount of £1 million.

In addition, the Company's investment in Old Mutual International Finance Limited was fully written down following the dissolution of the entity, on 20 July 2005.

During the prior year, the Company increased its investment in Selestia Holdings Limited by £9 million.

The Company holds the following interests in Group companies:

Company	At 31 December 2005 Country of incorporation	Class of shares	% interest held
Commsale 2000 Ltd	England & Wales	Ordinary	100%
Old Mutual Properties Limited	England & Wales	Ordinary	100%
OM Group (UK) Ltd	England & Wales	Ordinary	100%
Constantia Insurance Company (Guernsey) Limited	Guernsey	Ordinary	100%
Old Mutual (UK) Nominees Ltd	England & Wales	Ordinary	100%
Old Mutual Asset Solutions Ltd	England & Wales	Ordinary	100%
Old Mutual (KSH) Ltd	England & Wales	Ordinary	90%
Old Mutual Finance (Cayman Islands) Limited	Cayman Islands	Founders	100%
Old Mutual Capital Funding (Jersey) Limited	Jersey	Ordinary	100%
Old Mutual Finance (No. 2) Limited	England & Wales	Ordinary	50%
Old Mutual Finance (No. 4) Limited	England & Wales	Ordinary	100%
Selestia Holdings Limited	England & Wales	Ordinary	100%

49 FINANCIAL RISK

The Group is exposed to financial risk through its financial assets, financial liabilities (investment contracts, customer deposits and borrowings), reinsurance assets and insurance liabilities. The key focus of financial risk management for the Group is ensuring that the proceeds from its financial assets are sufficient to fund the obligations arising from its insurance and investment contracts and banking operations. The most important components of financial risk are interest rate risk, liquidity risk, equity price risk, currency risk and credit risk. These risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements.

(a) Financial Risk Management strategy and policy

Overview

The Old Mutual Group operates an Enterprise Risk Management (ERM) framework. The current risk framework contains the following components:

- a robust risk governance structure;
- risk appetites established at Group and subsidiary level;
- Group-wide risk policies; and
- methodologies that focus on risk identification, risk measurement, risk assessment, action plans, monitoring and reporting. Group risk principles have been established for each major risk category to which the Group is exposed. These are designed to provide management teams across the Group with guiding principles within which to manage risks. Business unit risk policies expand on these principles and contain detailed requirements and/or limits for the specific business unit concerned.

Further details regarding the ERM framework and risk governance procedures are contained in the Corporate Governance statement on pages 46 to 59 of these Annual Reports and Accounts.

49 FINANCIAL RISK *continued*

(a) Financial Risk Management strategy and policy *continued*
The Group's exposure to financial risk varies according to the nature of its operations and its location. Consequently the Group's policy is to manage financial risk separately through its principal operations subject to appropriate central corporate monitoring. The Group's principal operations that incur significant financial risk are:

> Old Mutual plc
> Nedbank Group (Nedbank)
> Old Mutual Life Assurance Company South Africa (OMLAC (SA))
> Old Mutual US Life (OMUSL)
> Mutual & Federal Insurance Company Ltd (Mutual & Federal)

The Group's asset management businesses are exposed to financial risk due to the impact of market fluctuations on revenue levels, which are a function of the value of client portfolios. This exposure is reduced through product diversification. Investment risk is borne principally by the client. These asset management operations, and other long-term insurance operations in the rest of Africa do not give rise to significant financial risks relative to the Group as a whole.

(i) Old Mutual plc
The principal financial risks Old Mutual plc faces, other than those that it is exposed to via its operating entities, relate to credit risk, liquidity risk and currency risk. Credit risk arises primarily as a result of the exposure to financial institutions with which Old Mutual plc has deposited surplus cash or entered into other financial arrangements, such as forward foreign exchange transactions or interest rate derivatives.

Liquidity risk is the risk that Old Mutual plc may not be able to pay obligations when due, or provide capital to its subsidiaries when required. Old Mutual plc mitigates this risk by ensuring it maintains liquid assets and/or committed finance facilities sufficient to meet its expected needs. In terms of currency risk, the principal exposure arises from the fact that the Group's functional currency is GBP, whereas the functional currencies of its principal operations are South African Rand and US Dollar. Old Mutual plc seeks to mitigate any currency exposure to currencies other than GBP. The Group hedges part of the currency translation risk of its net investments in its foreign subsidiaries through currency swaps, currency borrowings and forward foreign exchange contracts. The hedging relationships are classified as either cash flow hedges or net investment hedges. As a result of the stricter designation and documentation requirements for hedge accounting under IAS 39, certain transactions undertaken as hedges did not qualify for hedge accounting under IFRS for 2004. Fair value movements for these derivatives were accounted for through the income statement.

(ii) Nedbank
Nedbank incurs credit and market risk by accepting deposits from customers at both fixed and floating rates and for various periods and seeks to earn above average interest margins by consolidating them and investing in a range of assets, often for longer periods, whilst maintaining sufficient liquidity to meet all claims that might fall due.

It also incurs credit exposures as a result of entering into guarantees and other commitments such as letters of credit and performance, and other bonds.

Nedbank also trades in financial instruments, taking positions in traded and over the counter instruments including derivatives, in order to take advantage of short-term market movements in equity, bond, currency, interest rate and commodity prices. Nedbank's board controls this risk by placings trading limits on the level of exposure that can be taken in relation to both overnight and intra-day market positions. With the exception of specific hedging arrangements, foreign exchange and interest rate exposures associated with these derivatives are generally offset by entering into counterbalancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions.

Asset and liability management is conducted within a formal structure. The Nedbank Asset & Liability Management function provides support to the Nedbank Asset and Liability Committee (ALCO) and Executive Risk Committee (EXCO) in the management of interest rate risk, liquidity risk and currency translation risk, providing the necessary strategic support including risk based modelling, analysis, management information and strategic recommendations. This structure is not heavily reliant on trading securities and derivatives, but focuses on using on-balance sheet mechanisms.

(iii) OMLAC (SA), OMUSL and M&F – insurance operations
OMLAC (SA), OMUSL and M&F manage their financial risks using asset liability management (ALM) frameworks aimed at matching assets to the liabilities arising from insurance and investment contracts by reference to the type of benefits payable to policyholders, as well as seeking to maximise the return on shareholders' funds, all within an acceptable risk framework.

The insurance operations retain substantial exposures to the extent that the benefits payable to policyholders are not linked to the performance of the underlying assets and/or policyholders enjoy options embedded in their contracts which are not matched by identical options in the underlying investments. These exposures include duration risk, credit risk and market risk.

49 FINANCIAL RISK *continued*

(b) Capital adequacy – OMLAC (SA), OMUSL and other long-term business operations
During December 2004, the UK Accounting Standards Board (ASB) released Financial Reporting Standard 27 'Life Assurance' (FRS 27) with implementation for the years ending on or after 23 December 2005. The Group has decided to provide these disclosures, despite not being required under IFRS.

The capital position of the Group's life businesses, based on latest estimates, is summarised as follows:

£m

	At 31 December 2005			At 31 December 2004		
	Africa	North America	Rest of World	Africa	North America	Rest of World
Equity shareholders' funds	4,201	1,299	40	3,420	1,228	22
Adjustments to a regulatory basis:						
Inadmissible assets	(26)	(66)	(8)	(33)	(55)	–
Other adjustments	(902)	(746)	(10)	(696)	(716)	–
Total available capital resources	3,273	487	22	2,691	457	22
Total capital requirements – local regulatory basis	(1,079)	(196)	(2)	(1,038)	(160)	(1)
Overall excess of capital resources over requirements	2,194	291	20	1,653	297	21

£m

	Year to 31 December 2005		
	Africa	North America	Rest of World
Capital position at 1 January 2005	2,691	457	22
Earnings after tax	1,043	(100)	2
Change in admissible assets and other adjustments	(291)	(1)	(2)
New capital	–	81	–
Dividends	(192)	–	–
Foreign exchange rate movements	22	50	–
Capital position at 31 December 2005	3,273	487	22

Africa
The amounts disclosed above represent the capital position of OMLAC (SA) and the life business in Namibia. The calculations are determined in accordance with the requirements of the South African Financial Services Board, using reliable estimates of the regulatory adjustments, as the relevant regulatory returns have yet to be completed. At 31 December 2005, OMLAC (SA)'s excess assets was 3.0 times (2004: 2.6 times) the statutory capital adequacy requirement (SCAR), after allowing for reliable estimates of statutory limitations on the value of certain assets.

The statutory solvency requirement for Namibia is N$4 million (£0.4 million) (2004: N$4 million (£0.4 million)). The calculations have been determined on the South African statutory basis, which is more prudent than the statutory basis in Namibia.

OMLAC (SA)'s equity shareholders' funds include its investments in Nedbank (£1,377 million (2004: £928 million)) and Mutual & Federal (£514 million (2004: £486 million)). In addition, £294 million (2004: £261 million) is invested in the Group's loan notes and £514 million (2004: £198 million) is held in intercompany loans. All intercompany loans are immediately repayable and subject to commercial terms and conditions, with the exception that interest may be waived in certain circumstances.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the shareholders' fund, maintaining the minimum statutory capital adequacy requirement and foreign exchange controls, as determined by the South African Reserve Bank.

United States
In the case of OMUSL, the amounts disclosed above represent the consolidated capital position of the OMUSL group of companies, including Fidelity & Guaranty Life Assurance Company, Fidelity & Guaranty Life Insurance Company of New York, Omnia Life Insurance Company, American Life & Annuity Insurance Company, OMNIA (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited. The calculations have been determined on the basis of local regulatory requirements for the United States, Bermuda and Ireland accordingly.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the entities and the requirement to maintain the minimum statutory capital requirements, being 100% of the risk-based capital (referred to as the Company Action Level).

49 FINANCIAL RISK *continued*

(b) Capital adequacy – OMLAC (SA), OMUSL and other long-term business operations *continued*

Rest of World
For the Rest of World, the amounts disclosed above comprise the capital position of Old Mutual International, based in Guernsey. Old Mutual International has been included on the basis of the Guernsey regulatory requirements.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the shareholders' fund, and maintaining the minimum statutory capital adequacy requirement.

Capital management policies
Capital is actively managed to ensure that the Group is properly capitalised and funded at all times, having regard to its regulatory needs, prudent management and the needs of all stakeholders.

The Group has a business planning process that runs on an annual cycle with regular updates to projections. It is through this process, which includes risk and sensitivity analyses of forecasts, and the operations of the Group Capital Management Committee (GCMC), that the operating businesses gain approval from the Old Mutual plc board for their requests for capital.

The GCMC is a sub-committee of the Executive Committee of the board, established to set an appropriate framework and guidelines to ensure the appropriate management of capital, to allocate capital to the various businesses, and to monitor return on allocated capital for each business relative to the agreed hurdle rate. The GCMC comprises the Executive Directors of Old Mutual plc together with certain executives drawn from Old Mutual plc and/or one or more subsidiaries. Meetings are held as circumstances require and not less than half-yearly to approve requests for capital that are outside the business plans.

In terms of general policy, each regulated business is required to hold, as a minimum, capital sufficient to meet the requirements of any applicable regulator in respect of its business in the jurisdictions in which it operates, together with such additional capital as management believes is necessary to ensure that obligations to policyholders and/or clients can always be met on a timely basis. In addition, Old Mutual plc ensures that it can meet its expected capital and financing needs at all times, having regard to the Group's business plans, forecasts and any strategic initiatives.

From 1 January 2005, the Group became subject to the UK Financial Services Authority's Group capital adequacy requirements, established following introduction of the EU Financial Groups Directive. Management regularly monitors the capital requirements of the Group, taking account of future balance sheet growth, profitability, projected dividend payments and any anticipated regulatory changes, in order to ensure that the Group is at all times able to meet the forecast future minimum capital requirements.

Sensitivities
The Group has both qualitative and quantitative risk management procedures to monitor, at the individual company and Group levels, the key risks and sensitivities of the business. This is achieved through stress tests, scenario analyses and individual risk assessments by the operating businesses. From an understanding of the principal risks, the Group defines appropriate risk limits and controls.

The key risks affecting the surplus capital of the Group are Market Risk, Credit Risk, Underwriting Risks and Business Risks.

For further details of specific financial risks, refer to relevant sections of this note.

(c) Credit Risk
Credit risk is the risk that a counterparty will not be able to pay amounts in full when due in accordance with the terms of a contract.

(i) Nedbank
Credit risk is the most significant risk type facing Nedbank, accounting for over 70% of its economic capital requirements and arises from its core business of lending.

Credit Risk Management Framework
Credit risk is managed in terms of a Credit Risk Management Framework (CRF), which encompasses comprehensive credit policy, mandate (limits) and governance structures, and is approved by the Nedbank Board.

Divisional credit committees (DCCs), with chairmen independent of the business units, operate for all major business units across Nedbank. The DCCs are responsible for approving and recommending credit and credit policy, as well as reviewing credit portfolios and impairments. In addition, an independent Credit Risk Monitoring (CRM) Unit, which champions the ongoing enhancement of credit risk management across Nedbank, and the CRF monitor, credit portfolios and report to executive management, the DCCs and ultimately the board's Credit Committee, on a regular basis.

The CRM Unit is responsible for the new Basel II internal-ratings-based (IRB) methodology being implemented across Nedbank, and the related independent validation requirements.

In each of the business clusters, credit risk management functions operate independently of credit origination, reporting into the cluster head of risk, who in turn report to the cluster managing director. In line with the new Basel II IRB methodology being implemented, 'centres of excellence' in the form of cluster credit "labs" have been established. These "labs" are responsible for the ongoing design, implementation, validation and performance of their cluster's internal rating systems, with input and oversight by the central Nedbank credit ratings function.

49 FINANCIAL RISK *continued*

(c) Credit Risk *continued*

(i) Nedbank *continued*

To manage and optimise Nedbank's credit portfolios and credit concentration risk, a Credit Portfolio Management Unit was established in the Basel II office, including the building of a sophisticated credit portfolio model. This unit is housed in the Capital Management Division and provides credit economic capital (or credit value-at-risk) and other key inputs (e.g. financial risk aggregation and analysis) to capital management. It also has an indirect reporting line into CRM and is assisting with the establishment of sophisticated credit portfolio management within the three cluster credit labs discussed above.

The Credit Portfolio Model, which is run on a monthly basis, covers all the business units in Nedbank, both retail and wholesale, as well as domestic and international.

Credit Risk methodology and measurement

In line with Nedbank's aspiration to be "world-class" at managing risk, the Advanced IRB credit methodology is being implemented for all material credit portfolios.

Under this methodology, credit risk is essentially measured by two key components:

> Expected Loss (EL), which is the estimated, annual average level of credit losses through a full credit cycle; and
> Unexpected Loss (UL), which is the annual volatility of expected losses for credit.

EL and UL are defined as the average and standard deviation of the distribution of potential losses inherent in the bank's credit portfolio.

Credit risk economic capital is calculated using credit portfolio modelling based on the volatility of expected losses. These estimated losses are given by the key credit risk parameters (Probability of Default, Exposure at Default, Loss Given Default and Maturity). The credit risk economic capital is derived by taking portfolio concentrations and diversifications into account.

49 FINANCIAL RISK *continued*

(c) Credit Risk *continued*
(ii) OMLAC (SA) and OMUSL
OMLAC (SA) and OMUSL are principally exposed to credit risk through their investment holdings backing their policyholder liabilities and shareholders' funds. Neither operation cedes significant risk through reinsurance and any policyholder loans are secured on the surrender value of the policyholder's policies. Credit risk is managed by placing limits on exposure to a single counterparty, or groups of counterparties, and to geographical and industry segments. Credit risk is monitored with reference to established credit rating agencies with limits placed on exposure to below investment grade holdings. The following tables analyse the credit rating (Standard & Poor's or equivalent) by investment grade of financial assets bearing credit risk:

								£m
	Africa				UK and Rest of World			Total
OMLAC (SA)	AAA to A	BBB to B	Not rated	Not subject to credit risk	AAA to A	Not rated	Not subject to credit risk	
At 31 December 2005								
Financial assets fair valued through income statement	**6,313**	**89**	**1,681**	**17,061**	**12**	**–**	**944**	**26,100**
Placements with other banks	**–**	**–**	**261**	**–**	**–**	**26**	**–**	**287**
Financial assets	**6,313**	**89**	**1,942**	**17,061**	**12**	**26**	**944**	**26,387**
At 31 December 2004								
Financial assets fair valued through income statement	6,282	69	1,807	12,989	12	31	773	21,963
Placements with other banks	–	–	227	–	–	–	–	227
Financial assets	6,282	69	2,034	12,989	12	31	773	22,190

Not subject to credit risk principally comprises equity investments.

Placements with banks are not themselves rated, but represent deposits with AAA to A financial institutions.

49 FINANCIAL RISK *continued*

(c) Credit Risk *continued*
(ii) OMLAC (SA) and OMUSL *continued*

OMUSL	AAA to A	BBB to B	Not rated	North America Not subject to credit risk	Total £m
At 31 December 2005					
Other loans and receivables	–	–	68	–	68
Available-for-sale investments	6,201	4,424	440	156	11,221
Financial assets fair valued through income statement	–	–	–	31	31
Short-term securities	376	–	6	–	382
Other	35	–	–	–	35
Financial assets	6,612	4,424	514	187	11,737
At 31 December 2004					
Other loans and receivables	–	–	63	–	63
Available-for-sale investments	4,360	3,441	222	670	8,693
Financial assets fair valued through income statement	215	–	3	–	218
Short-term securities	29	–	–	–	29
Financial assets	4,604	3,441	288	670	9,003

(iii) Mutual & Federal
Mutual & Federal is exposed to credit risk in respect of:

> amounts due from insurance policyholders;
> amounts due from insurance contract intermediaries;
> reinsurers' share of insurance liabilities;
> amounts due from reinsurers in respect of claims already paid; and
> investments and cash equivalents.

Mutual & Federal structures the levels of credit risk it accepts by placing limits on its exposure to a single counterparty, or groups of counterparties, and to geographical and industry segments. Such risks are subject to an annual or more frequent review. Internal audit performs regular reviews to assess the degree of compliance with the group procedures on credit.

Exposures to individual policyholders and groups of policyholders are monitored as part of the credit control process. For significant exposures to individual policyholders, or homogeneous groups of policyholders, a financial analysis is carried out by Mutual & Federal's risk department.

Reputable financial institutions are used for investing and cash handling purposes. All money market instruments and cash equivalents are placed with institutions that have credit ratings of at least AA-.

Under the terms of reinsurance agreements, reinsurers agree to reimburse the ceded amount in the event that a claim is paid. However, Mutual & Federal remains liable to its policyholders with respect to ceded insurance if any reinsurer fails to meet the obligations it assumes and, consequently, is exposed to credit risk. Mutual & Federal assesses its relative security in respect of a reinsurer based upon public rating information and from internal investigations.

49 FINANCIAL RISK *continued*

(c) Credit Risk *continued*
(iii) Mutual & Federal *continued*
The following tables analyse the credit rating (Standard & Poor's or equivalent) by investment grade of financial assets bearing credit risk:

					£m
				Africa	Total
	AAA to A	BBB to B	Not rated	Not subject to credit risk	
At 31 December 2005					
Other loans and receivables	–	–	3	–	3
Financial assets fair valued through income statement	132	102	–	133	367
Short-term securities	–	144	–	–	144
Placements with banks	–	–	181	–	181
Financial assets	**132**	**246**	**184**	**133**	**695**
At 31 December 2004					
Other loans and receivables	–	–	3	–	3
Financial assets fair valued through income statement	240	60	–	–	300
Short-term securities	68	–	–	–	68
Placements with banks	–	–	132	–	132
Financial assets	308	60	135	–	503

Placements with banks are not themselves rated, but represent deposits with AAA to A financial institutions.

(d) Market Risk
Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, prices, market volatilities and liquidity. Market risk includes trading risk, derivative instruments used for hedging risk in non-trading portfolios, investment risk, exchange rate risk and interest rate risk in the banking book. Investment risk arises from changes in the fair value of investments and includes private equity, property and strategic investments.

Market Risk management procedures
(i) Nedbank
Market risk in Nedbank arises from three main activities:

> Interest rate risk arises from all business clusters. Asset and liability management (ALM) is the responsibility of the specialised ALM function. This function also covers liquidity and foreign currency translation risks in the banking book, which is treated in more detail later;
> Investment risk arises only in the private equity and property portfolios within Nedbank Capital and Nedbank Corporate respectively; and
> Trading risk applies mainly to Nedbank Capital.

Market Risk management
A comprehensive Market Risk Framework is used to support and assist the Nedbank board in its responsibility to oversee that market risks are understood and managed. Governance structures are in place to achieve effective independent monitoring and management of market risk as follows:

> the Nedbank Board's Risk Committee;
> the Asset and Liability Committee (ALCO) and the Executive Risk Committee, which are responsible for ensuring that the impact of market risks is being effectively managed and reported on throughout Nedbank, and that all policy, risk limit and relevant market risk issues are reported to the Risk Committee;
> the Market and Trading Risk Control function within the Risk Division, which monitors market risks across Nedbank. This is a specialist risk area that provides an independent oversight of market risk in terms of identifying, measuring, analysing, monitoring and reporting, as well as ensuring that appropriate controls are in place to manage market risk, and that consistent risk measures are applied; and
> the federal model in which business clusters are responsible and accountable for the management of the market risks that emanate from their activities.

There are specialist investment risk committees within the business areas that are responsible for the approval and periodic reviews of investments in their respective divisions/clusters, and investments may be made only by a properly constituted investment committee. Where banking facilities are to be extended to entities in which the bank has invested, the approval of such banking facilities is the responsibility of the relevant credit risk management committee, which also takes a holistic view of counterparty exposures.

The board approves the market risk appetite and related limits, for both banking book (asset and liability management and investments) and trading book. Market and Trading Risk Control reports on the market risk portfolio and is instrumental in ensuring that market risk limits are compatible with a level of risk acceptable to the Nedbank board.

49 FINANCIAL RISK *continued*

(d) **Market Risk** *continued*
(i) Nedbank *continued*
Market Risk management continued
Risk taking in Nedbank's trading activities remained within the market risk appetite and limits at all times during the year.

Trading risk methodology and measurement
Trading market risk management processes and methodologies are benchmarked against best practice on an ongoing basis. Enhancements are assessed and implemented in consultation with the business clusters.

Market risk associated with trading activities is a result of transactions in foreign exchange, interest rate, equity and commodity markets. Instruments actively deployed are spot and forward exchange contracts, interest rate swaps, forward rate agreements, bonds, bond options, equities and equity derivatives. Currency options, commodities and commodity derivatives are traded on a limited basis.

Market risk exposures for trading activities are measured using value-at-risk (VaR), supplemented by sensitivity analysis, and stress-scenario analysis, and limit structures are set accordingly.

The VaR risk measure estimates the potential loss in pre-tax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used by Nedbank represents the overnight loss that has less than 1% chance of occurring under normal market conditions.

VaR methodologies employed to calculate daily risk numbers include the historical and variance-covariance approaches. In addition to these two methodologies, Monte Carlo simulations are applied to the various portfolios on a monthly basis to determine potential future exposure.

While VaR captures Nedbank's exposure under normal market conditions, sensitivity and scenario analysis, including stress testing, is used to add insight to the possible outcomes under abnormal market conditions. Nedbank uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress-test methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

				£m
Historical VaR (one-day, 99%) by risk type	Average	Minimum	Maximum	Year-end
At 31 December 2005				
Foreign exchange	0.2	0.0	0.5	0.2
Interest rate	1.4	0.9	2.3	1.3
Equity products	1.0	0.4	1.6	0.9
Diversification	(0.6)	0.0	0.0	(0.4)
Total VaR exposure	2.0	1.5	2.9	2.0

The monitoring of trading credit risk exposures within Nedbank includes a total risk exposure measure, made up of current market value plus potential future exposure. Monte Carlo simulations are used to calculate potential future exposure. In terms of active management of credit risk, there is continued emphasis on the use of credit mitigation strategies, such as netting and collateralisation of exposures. These strategies have been particularly effective in situations where there has been a high risk of default.

49 FINANCIAL RISK *continued*

(d) Market Risk *continued*

(ii) OMLAC (SA)/OMUSL

In South Africa the stock selection and investment analysis process is supported by a well-developed research function. For fixed annuities, market risks are managed by investing in fixed interest securities with a duration closely corresponding to those liabilities. Market risks on policies that include specific guarantees and the investment risk is carried by the shareholders, principally reside in the South African guaranteed non-profit annuity book, which is closely matched with gilts and semi-gilts. Other non-profit policies are also suitably matched based upon comprehensive investment guidelines. Market risks on with-profit policies, where investment risk is shared, are minimised by appropriate bonus declaration practices.

Equity price risk and interest rate risk (on the value of the securities) are modelled in accordance with the Group's risk-based capital practices, which require sufficient capital to be held in excess of the statutory minimum to allow the Group to manage significant equity exposures.

In the US, for fixed annuities, policyholder option risk is managed by investing in fixed securities with durations within a half-year of the duration of the liabilities. Cash flows in any period are closely aligned to ensure any mismatch is not material. In addition, extensive interest rate scenario testing is carried out, as required by regulatory authorities in the US, in order to ensure that the amounts reserved are sufficient to meet the guaranteed obligations.

The guaranteed returns provided under Equity Index Annuities are dynamically hedged to ensure a close matching of option payoffs to the liability growth. Hedging positions are reviewed daily to re-adjust them as necessary.

(iii) Mutual & Federal

Asset/liability matching

A distinction is drawn between insurance and shareholders' funds and the following strategies are adopted for each:

Insurance funds

The overall philosophy governing the investment of funds backing reserves is driven by liquidity considerations and a strong emphasis on capital preservation. The maturity profile of investments approximates the average term of operational liabilities. To this end, funds are invested predominately in fixed interest bearing investments with durations not exceeding five years.

Shareholder funds

Shareholder funds are invested in a broader spread of investments (including equities), reflecting the more stable nature of the fund pool and the desire to achieve strong real returns over the long-term. The spread of investments is constructed in such a manner as to guarantee operational capacity (solvency margin) at all times. The extent of investment in equities will be expressed as a ratio of shareholders' funds as determined by the Mutual & Federal board from time to time, taking into consideration solvency issues and shareholder expectations.

Equity price risk

The portfolio of marketable equity securities, which is carried on the balance sheet at fair value, has exposure to price risk. This risk is defined as the potential loss in market value resulting from an adverse change in prices. The objective is to earn competitive relative returns by investing in a diverse portfolio of high quality, liquid securities. Portfolio characteristics are analysed regularly and equity price risk is actively managed through a variety of modelling techniques. Holdings are diversified across industries, and concentrations in any one company or industry are limited by parameters established by senior management, as well as by statutory requirements.

(iv) Currency Risk

The Group takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The principal foreign currency risk arises from the fact that the Group's functional currency is GBP, whereas the functional currency of its principal operations is South African Rand and US Dollar. The Group hedges this currency translation risk through currency swaps, currency borrowings and forward foreign exchange contracts.

Nedbank sets limits on the level of exposure by currency, and in total, for both overnight and intra-day positions. The long-term business operations policy is to hedge against certain currency exposures where assets and matching, or associated, liabilities are in different currencies. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts, currency options and currency swap agreements. Investments in foreign assets are made on behalf of policyholders and shareholders for the purpose of seeking desirable international diversification of investments.

Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability and could affect profit or loss. The gain or loss on the hedging instrument is recognised directly in equity and reported in the income statement at the same time as the cash flow being hedged.

The Group hedges its foreign currency risk on its Euro loan borrowings by entering into foreign currency swaps for GBP. The swaps gave rise to currency losses for the year of £16 million which for 2005 have been deferred in equity and hedge gains from the revaluation of the underlying liability. The swaps had an aggregate notional principal of £296 million and a fair value of £33 million.

The repayment of principal is scheduled to occur as follows: €400 million on 10 April 2007, €30 million on 11 July 2010, €10 million on 23 December 2010, and €20 million on 6 August 2013. The cash flow hedge reserve will be released to the income statement over this period of time to offset the currency movements on the loan. During 2005, £8 million was released to offset currency movements on the interest paid.

49 FINANCIAL RISK *continued*

(d) Market Risk *continued*
(iv) Currency Risk *continued*
Net investment hedges
A hedge of a net investment in a foreign operation is a hedge against the foreign currency exposure to changes in the reporting entity's share in the net assets of that foreign operation. The gain or loss on the hedging instrument is recognised directly in equity and only reported in the income statement on disposal of the foreign entity.

The Group is exposed to changes in the GBP/USD exchange rate in respect of its investments in its US subsidiaries. To mitigate this exposure, the Group has entered into cross currency swaps to swap GBP liabilities for USD. The swaps had an aggregate notional principal of £222 million and a fair value of £49 million. The swaps gave rise to currency losses for the year of £18 million, which have been deferred in equity. In addition the Group has USD denominated borrowings that form a natural hedge against the foreign currency exposure of investments in foreign operations. The borrowings had an aggregate fair value of £15 million.

In addition, Old Mutual plc entered into forward foreign exchange contracts to offset currency exposure in its US subsidiaries. The movements in the fair value of the forward hedges off set the fair value movements of the US subsidiaries and are taken directly to the Net Investment Hedge Reserve. At 31 December 2005, the forwards had an aggregate notional principal of £474 million and fair value of £4 million.

Given the lack of deep and liquid markets for African trading currencies and the size of currency-related risks, the Group does not currently hedge translation risk for African countries. The Group does however hedge foreign currency risk arising on Rand financial assets by its South African operations by entering into forward foreign exchange contracts. At 31 December 2005, the forwards had an aggregate notional principal of £50 million and a fair value of £1 million. The table below summarises the Group's exposure to foreign currency exchange rate risk at 31 December.

						£m
	ZAR	GBP	USD	Euro	Other	Total
At 31 December 2005						
Assets						
Investment in associated undertakings	91	–	1	–	1	93
Investment property	845	2	–	–	–	847
Reinsurers' share of insurance contract provisions	99	1	355	–	–	455
Deferred acquisition costs	101	59	929	–	–	1,089
Loans, receivables and advances	16,157	266	1,488	–	545	18,456
Derivative financial instrument assets	1,322	19	223	–	40	1,604
Other financial assets	719	83	11,422	5	36	12,265
Financial assets fair valued through income statement	29,970	1,363	3,865	55	125	35,378
Short-term securities	873	280	502	–	109	1,764
Cash and balances with Central Banks	1,511	416	686	368	70	3,051
Placements with other banks	442	91	33	2	–	568
Other non-financial assets	2,466	240	2,240	2	56	5,004
	54,596	2,820	21,744	432	982	80,574
Liabilities						
Insurance contract provisions	12,580	22	10,654	2	–	23,258
Liabilities fair valued through income statement and investment contract liabilities carried at amortised cost	18,149	695	2,261	73	9	21,187
Borrowed funds	804	120	182	327	–	1,433
Deferred revenue	63	72	2	–	1	138
Deposits from other banks	2,272	68	174	–	63	2,577
Amounts owed to other depositors	13,631	418	1,071	–	389	15,509
Other money market deposits	2,725	74	190	–	70	3,059
Derivative financial instrument liabilities	1,457	37	105	–	35	1,634
Other non-financial liabilities	2,618	636	2,029	2	75	5,360
	54,299	2,142	16,668	404	642	74,155

49 FINANCIAL RISK *continued*

(d) Market Risk *continued*

	ZAR	GBP	USD	Euro	Other	Total £m
At 31 December 2004						
Assets						
Investment in associated undertakings	120	7	19	–	3	149
Investment property	690	–	–	–	–	690
Reinsurers' share of insurance contract provisions	72	–	245	–	–	317
Deferred acquisition costs	103	44	508	–	–	655
Loans, receivables and advances	14,313	335	1,483	–	389	16,520
Derivative financial instrument assets	2,543	–	146	–	–	2,689
Other financial assets	646	79	9,011	–	27	9,763
Financial assets fair valued through income statement	23,693	974	3,306	59	325	28,357
Short-term securities	2,033	395	306	–	95	2,829
Cash and balances with Central Banks	977	50	432	24	30	1,513
Placements with other banks	336	49	6	–	1	392
Other non-financial assets	2,528	218	1,574	–	22	4,342
	48,054	2,151	17,036	83	892	68,216
Liabilities						
Insurance contract provisions	10,950	24	7,907	2	–	18,883
Liabilities fair valued through income statement and investment contract liabilities carried at amortised cost	13,022	713	1,232	61	7	15,035
Borrowed funds	535	–	331	575	–	1,441
Deferred revenue	70	67	1	–	1	139
Deposits from other banks	2,490	65	187	–	71	2,813
Amounts owed to other depositors	13,148	425	1,217	–	461	15,251
Other money market deposits	2,858	36	104	–	39	3,037
Derivative financial instruments liabilities	2,634	–	12	–	–	2,646
Other non-financial liabilities	2,411	472	1,346	–	46	4,275
	48,118	1,802	12,337	638	625	63,520

Interest Rate Risk
Interest rate risk is the risk that fluctuating interest rates will unfavourably affect the Group's earnings and the value of its assets, liabilities and capital.

Effective average interest rates – excluding banking business
The analysis below summarises the effective average interest rate by major currencies across all interest-bearing Group financial instruments, except for those used within the banking business. Banking instruments are better represented using the "average balance sheet" approach set out in the subsequent table.

	ZAR	GBP	USD	Euro %
At 31 December 2005				
Interest bearing financial assets				
Other loans and receivables	6.8	–	6.6	–
Other financial assets	–	6.6	5.5	–
Financial assets fair valued through income statement				
SA life operation	7.7	4.7	4.0	2.3
Namibian life operation	9.5	–	–	–
SA general insurance operation	2.6	–	–	–
Other short-term securities	6.4-7.2	6.7	2.4-4.0	–
Cash and balances with Central Banks	5.5	4.6	2.0-3.3	2.0
Placements with other banks	6.3-6.9	4.0-4.9	1.5-4.0	–
Interest bearing financial liabilities				
Investment contract liabilities	–	–	1.7	–
Other borrowed funds	8.6	4.7	4.0	6.0

49 FINANCIAL RISK *continued*

(d) Market Risk *continued*

Effective average interest rates – excluding banking business continued

	ZAR	GBP	USD	Euro
				%
At 31 December 2004				
Interest bearing financial assets				
Other loans and receivables	7.0	–	6.6	–
Other financial assets	7.8	–	5.6	–
Financial assets fair valued through income statement				
SA life operation	7.8	5.0	5.0	–
Namibian life operation				
SA general insurance operation	2.8	–	–	–
Other short-term securities	7.4	–	1.0	–
Cash and balances with Central Banks	7.2	–	0.2	–
Placements with other banks	6.0	3.5-4.7	1.5-2.2	–
Interest bearing financial liabilities				
Investment contract liabilities	–	–	4.3	–
Other borrowed funds	–	4.2	4.2	–

Average banking balance sheet and related interest

	At 31 December 2005			At 31 December 2004		
	Average value £m	Interest £m	Interest rate %	Average value £m	Interest £m	Interest rate %
Assets						
Mortgage advances	5,864	541	9.2	4,900	509	10.4
Commercial mortgages	3,011	319	10.6	2,704	327	12.1
Lease and instalment debtors	2,677	285	10.6	2,259	251	11.1
Credit card balances	324	44	13.6	287	33	11.5
Bills and acceptances	379	27	7.1	506	37	7.3
Overdrafts	914	97	10.6	861	96	11.1
Term loans and other advances	6,820	559	8.2	6,370	520	8.2
Impairments of advances	(503)	–	–	(611)	–	–
Government and public sector securities	2,160	133	6.2	1,774	116	6.5
Short-term funds and trading securities	2,055	144	7.0	1,481	135	9.1
Interest earning assets	23,701	2,149	9.1	20,531	2,024	9.9
Trading assets (derivatives)	1,933	–	–	2,201	–	–
Other assets	3,018	–	–	2,680	–	–
Total assets	28,652	2,149	7.5	25,412	2,024	8.0
Liabilities						
Deposit and loan accounts	12,147	801	6.6	11,584	830	7.2
Current and savings accounts	3,772	85	2.3	3,743	114	3.0
Negotiable certificates of deposits	2,888	210	7.3	2,343	197	8.4
Subordinated debt	614	82	13.4	744	90	12.1
Other interest bearing liabilities	3,537	181	5.1	1,814	152	8.4
Interest earning liabilities	22,958	1,359	5.9	20,228	1,383	6.8
Trading liabilities (derivatives)	1,536	–	–	2,005	–	–
Other non-interest liabilities and shareholders' equity	4,158	–	–	3,179	–	–
Total shareholders' equity and liabilities	28,652	1,359	4.7	25,412	1,383	5.4
Total average interest	–	790	2.8	–	643	2.5
Gross interest earning assets/interests	23,701	790	3.3	20,531	643	3.1
Net trading assets/interest disclosed in NIR	2,959	53	1.8	1,495	37	2.5
Interest earning banking assets/interest	20,742	737	3.6	19,036	606	3.2

49 FINANCIAL RISK *continued*

(d) Market Risk *continued*
Interest rate repricing risk
(i) Nedbank
Interest rate risk is managed by the ALCO through a combination of structural and derivative strategies. Hedging activities are evaluated regularly in order to align with interest rate views and defined risk appetite ensuring optimal hedging strategies are applied, either positioning the balance sheet or protecting interest income through different interest rate cycles.

An independent ALM committee monitors the structural interest rate risk profile of the banking book, making strategic interest rate risk recommendations to the ALCO. On-balance sheet strategies are executed through any one of the respective business units, depending on the strategy, whilst derivative strategies are executed through an established ALM desk that trades via independent market making desks housed in the trading environment. Changes to the structural interest rate risk profile of the banking book are primarily achieved through the use of derivative instruments, particularly with FRAs of up to 1 year in duration and swap agreements used to manage longer dated risk.

Nedbank employs standard analytical techniques to measure interest rate sensitivity within the banking book. This includes static re-price gap analysis and a point-in-time interest income stress test for parallel interest rate moves over a forward-looking 12-month period. At 31 December 2005 the sensitivity of the banking book to a 1% parallel reduction in interest rates was £36 million, being 4.6% of total Nedbank interest income at risk or 1.49% of total Nedbank equity, well within the approved risk limit of 2%.

Interest rate risk portfolio review
Nedbank is primarily exposed to interest rate risk, because:

> the bank writes a large quantum of prime-linked assets and raises fewer prime-linked deposits;
> funding is prudently raised across the curve at fixed-term deposit rates that re-price only on maturity;
> short-term demand-funding products re-price to different short-end base rates;
> certain ambiguous maturity accounts are non-rate-sensitive; and
> the bank has a mismatch in net non-rate-sensitive balances, including shareholders' funds, that do not re-price for interest rate changes.

The table below shows the current re-pricing profile of the banking book balance sheet:

							£m
Contractual repricing or maturity dates	Up to 3 months	3-<6 months	6-<12 months	1-<5 years	Over 5 years	Trading and non-rate sensitive	Total
At 31 December 2005							
Assets							
Cash and short-term funds	720	9	–	–	1	820	1,550
Other short-term securities	405	20	98	–	–	1,039	1,562
Government and other securities	861	61	2	697	93	365	2,079
Derivative assets	–	–	–	–	–	1,485	1,485
Advances	18,690	203	230	1,075	602	2,007	22,807
Non-rate sensitive	–	–	–	–	–	2,856	2,856
Loans to trading and foreign activities	298	(38)	(31)	(41)	(2)	(186)	–
Total assets	20,974	255	299	1,731	694	8,386	32,339
Liabilities							
Shareholders' funds	–	–	–	–	–	2,415	2,415
Long-term debt	11	23	189	444	–	–	667
Deposits, current and other accounts	17,804	1,430	1,227	573	45	2,911	23,990
Derivative liabilities	–	–	–	–	–	1,566	1,566
Non-rate sensitive	–	–	–	–	–	3,701	3,701
Total liabilities	17,815	1,453	1,416	1,017	45	10,593	32,339
Interest rate hedging	(1,415)	1,645	1,047	(668)	(609)	–	
Net interest sensitivity	1,744	447	(70)	46	40	(2,207)	
Cumulative gap	1,744	2,191	2,121	2,167	2,207	–	

49 FINANCIAL RISK *continued*

(d) Market Risk *continued*
Interest rate repricing risk
(i) Nedbank
Interest rate risk portfolio review continued

£m

Contractual repricing or maturity dates	Up to 3 months	3-<6 months	6-<12 months	1-<5 years	Over 5 years	Trading and non-rate sensitive	Total
At 31 December 2004							
Assets							
Cash and short-term funds	133	–	–	–	–	294	427
Mandatory cash deposits	–	–	–	–	–	500	500
Other short-term securities	402	77	1	–	–	1,023	1,503
Government and other securities	73	–	–	1,156	94	1,093	2,416
Derivatives	–	–	–	–	–	2,514	2,514
Advances	16,927	(74)	308	1,754	768	690	20,373
Non-rate sensitive	–	–	–	–	–	2,487	2,487
Total assets	17,535	3	309	2,910	862	8,601	30,220
Liabilities							
Shareholders' funds	–	–	–	–	–	2,008	2,008
Long-term debt	–	–	6	601	–	68	675
Deposits, current and other accounts	16,449	1,204	1,137	792	47	3,485	23,114
Derivative liabilities	–	–	–	–	–	2,561	2,561
Non-rate sensitive	–	–	–	–	–	1,862	1,862
Total liabilities	16,449	1,204	1,143	1,393	47	9,984	30,220
Interest rate hedging	(1,404)	1,402	1,447	(867)	(578)	–	
Net interest sensitivity	(318)	201	613	650	238	(1,384)	
Cumulative gap	(318)	(117)	496	1,146	1,384	–	

(ii) OMLAC (SA)/OMUSL
In South Africa the investment policies for the individual life and employee benefits businesses have due regard to the nature of the liabilities and guarantees given to policyholders. The interest rate risk of such liabilities is managed by investing in assets of similar duration. Derivative instruments are not used to any material extent to manage the interest rate risk of these long-term assets and liabilities.

OMUSL monitors interest rate risk by calculating the mean duration of their investment portfolios and liabilities issued. The mean duration is an indicator of the sensitivity of the assets and liabilities to changes in interest rates. The mean duration of the liabilities is determined by means of projected expected cash flows from the contracts using best estimates of mortality and voluntary terminations. No future discretionary supplemental benefits are assumed to accrue. The mean duration of the assets is calculated in a consistent manner. Any gap between the mean duration of the assets and liabilities is minimised by buying and selling fixed interest securities of different durations.

(iii) Mutual & Federal
Fluctuations in interest rates impact on the value of short-term cash investments, giving rise to price risk. Other than ensuring optimum money market rates for deposits, Mutual & Federal does not make use of financial instruments to manage this risk. Formal policies, procedures and limits have been put in place for derivative instruments.

49 FINANCIAL RISK *continued*

(e) Liquidity Risk

Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost.

(i) Nedbank

Nedbank's daily liquidity requirements are managed by a team within Nedbank Treasury with significant market experience. Net daily funding requirements are pre-determined by planning for daily roll-overs, managing pipeline deal flow and actively managing daily settlements. This includes regular interaction with large demand depositors in order to understand and manage their drawdown requirements.

The net cash flow requirements are then managed primarily via the professional market and monitored by the independent ALM function that performs behavioural modelling and stress analyses to identify any potential stress cash flow requirements. Both medium and long-term liquidity strategies are approved by the ALCO and implemented by the front end of the business, usually through Treasury.

Nedbank ALCO monitors funding and liquidity management on a regular basis with the support of the ALM function that reports and models appropriate risk based management information. Appropriate liquidity risk dashboards have been built to provide ALCO members and the non-executive members of the Group Risk Committee with the necessary liquidity risk information on a regular basis, including a measure of compliance with approved policies and limits.

Currently there are various additional liquidity initiatives in progress that will further enhance the liquidity management of Nedbank including, for example, securitisation. This is seen as a market that currently provides an untapped avenue of further funding diversity and contingency planning.

The table below analyses assets and liabilities of Nedbank's banking activities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity or repayment date.

£m

Contractual repricing or maturity dates	Up to 3 months	3-<6 months	6-<12 months	1-<5 years	Over 5 years	Trading and non-rate sensitive	Total
At 31 December 2005							
Assets							
Cash and short-term funds	925	13	17	1	6	589	1,551
Other short-term securities	1,422	29	35	55	–	22	1,563
Government and other securities	1,087	56	21	804	104	9	2,081
Derivative assets	284	236	141	684	98	42	1,485
Advances	5,978	770	1,123	7,040	7,501	394	22,806
Non-rate sensitive	542	11	18	13	103	2,166	2,853
Loans to trading and foreign activities	13	(112)	(6)	62	43	–	–
Total assets	10,251	1,003	1,349	8,659	7,855	3,222	32,339
Liabilities							
Shareholders' funds	–	–	–	–	–	2,415	2,415
Long-term debt	1	–	213	454	–	–	668
Deposits, current and other accounts	13,038	4,834	4,674	1,118	42	284	23,990
Derivative liabilities	296	251	193	673	127	27	1,567
Non-rate sensitive	1,553	5	17	39	46	2,039	3,699
Total liabilities	14,888	5,090	5,097	2,284	215	4,765	32,339
Net liquidity gap	(4,637)	(4,087)	(3,748)	6,375	7,640	(1,543)	
Cumulative gap	(4,637)	(8,724)	(12,472)	(6,097)	1,543	–	

(ii) OMLAC (SA)/OMUSL

The nature of these businesses mean that they are subject to significant short-term liquidity risk. The OMSA and OMUSL long-term business liabilities are backed by sufficient readily realisable investments and/or facilities to cover cash calls arising from maturities, claims and the surrender of policies, including at unexpected levels of demand.

(iii) Mutual & Federal

Mutual & Federal is exposed to daily calls on its available cash resources mainly from claims arising. Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost. Mutual & Federal sets limits on the minimum proportions of maturing funds available to meet its expected needs even in stressed situations.

49 FINANCIAL RISK *continued*

(f) Fair Values of Financial Assets and Liabilities

The amounts of financial assets and liabilities carried at valuations other than fair value are disclosed in relevant balance sheet notes. The fair value of placements, deposits and other short-term securities with maturities of less than three months approximates to their carrying value, being the amount repayable on maturity or demand as appropriate.

(g) Fiduciary Activities

The Group provides custody, trustee, corporate administration, investment management and advisory services to third parties that involve the Group making allocation and purchase and sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these financial statements. Some of these arrangements involve the Group accepting targets for benchmark levels of returns for the assets under the Group's care. These services give rise to the risk that the Group will be accused of misadministration or under-performance. Total funds under management are disclosed in note 3(ix).

(h) Company Only Financial Risk Disclosures

The Company is exposed to financial risk through its financial assets, financial liabilities and intercompany balances. The most important components of financial risk for the Company are interest rate risk, currency risk and credit risk. These risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements.

The principal risk the Company faces is currency risk. The Company's functional currency is GBP, whereas the functional currencies of its principal subsidiaries are South African Rand and US Dollar. The Company seeks to mitigate any currency exposure to currencies other than GBP.

Currency Risk

The Company takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The principal foreign currency risk arises from the fact that the Company's functional currency is GBP, whereas the functional currency of its principal operations is South African Rand and US Dollar. The Company hedges this currency translation risk through currency swaps, currency borrowings and forward foreign exchange rate contracts. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts and currency swap agreements.

The table below summarises the Company's exposure to foreign currency exchange rate risk:

					£m
	ZAR	GBP	USD	Euro	Total
At 31 December 2005					
Assets					
Investments in associated undertakings	–	18	–	–	18
Derivative financial instruments – assets	–	–	84	–	84
Placements with banks	–	333	10	340	683
Financial assets fair valued through the income statement	–	53	14	–	67
Other Non-financial assets	1	1,619	1,739	–	3,359
	1	2,023	1,847	340	4,211
Liabilities					
Other borrowed funds	–	45	148	327	520
Derivative financial instruments – liabilities	1	–	4	–	5
Other Non-financial liabilities	2	342	1,034	–	1,378
	3	387	1,186	327	1,903
At 31 December 2004					
Assets					
Investments in associated undertakings	–	16	–	–	16
Derivative financial instruments – assets	–	–	119	–	119
Placements with banks	–	131	8	–	139
Financial assets fair valued through the income statement	–	28	13	–	41
Other Non-financial assets	1	745	2,305	–	3,051
	1	920	2,445	–	3,366
Liabilities					
Other borrowed funds	–	52	139	334	525
Derivative financial instruments – liabilities	2	–	–	–	2
Other Non-financial liabilities	9	343	1,020	–	1,372
	11	395	1,159	334	1,899

49 FINANCIAL RISK *continued*

(h) Company Only Financial Risk Disclosures *continued*

Credit Risk

The Company is principally exposed to credit risk through cash at bank, which it holds to back shareholder liabilities. Credit risk is managed by placing limits on exposures to any single counterparty, or groups of counterparties and to geographical and industry segments. Credit risk is monitored with reference to established credit rating agencies with limits placed on exposure to below investment grade holdings. The following table analyses the credit rating (Standard & Poor's or equivalent) by investment grade of financial assets bearing credit risk:

Old Mutual plc	UK & Europe AAA to A	BBB to B	Not rated	£m Total
At 31 December 2005				
Investment in associated undertakings	–	–	18	18
Financial assets fair valued through the income statement	–	–	67	67
Placements with other banks	658	25	–	683
Financial assets bearing credit risk	658	25	85	768
At 31 December 2004				
Investment in associated undertakings	–	–	16	16
Financial assets fair valued through the income statement	–	–	41	41
Placements with other banks	139	–	–	139
Financial assets bearing credit risk	139	–	57	196

Interest rate risk

Interest rate risk is the risk that fluctuating interest rates will unfavourably affect the Company's earnings and the value of its assets, liabilities and capital.

Effective average interest rates

The table below summarises the effective interest rate by major currencies across all interest-bearing Company financial instruments:

			%
	GBP	USD	Euro
At 31 December 2005			
Interest bearing financial assets			
Derivative financial investments – assets	6.6	–	–
Financial assets fair valued through the income statement	0.5	18.8	–
Placements with other banks	4.6	3.3	2.0
Interest bearing financial liabilities			
Other borrowed funds	4.7	4.0	6.0
At 31 December 2004			
Interest bearing financial assets			
Derivative financial investments – assets	6.7	–	–
Financial assets fair valued through the income statement	3.6	5.2	–
Placements with other banks	4.7	2.1	–
Interest bearing financial liabilities			
Other borrowed funds	4.2	4.2	–

50 INSURANCE RISK

The Group assumes insurance risk by issuing insurance contracts, under which the Group agrees to compensate the policyholder or other beneficiary if a specified uncertain future event (the insured event) affecting the policyholder occurs. Insurance risk includes mortality or morbidity risk in the case of long-term business or risk of loss (from fire, accident, or other source) in the case of general insurance.

For accounting purposes insurance risk is defined as risk other than financial risk. Contracts issued by the Group may include both insurance and financial risk; contracts with significant insurance risk are classified as insurance contracts, while contracts with no or insignificant insurance risk are classified as investment contracts. The Group's approach to financial risk management has been described in note 49.

(a) Risk management objectives and policies for mitigating insurance risk

The Group's exposure to insurance risk varies depending on the nature of its operations and their location. Consequently the Group's policy is to manage insurance risk separately through its principal operations, subject to appropriate central Corporate supervision and monitoring. The Group's principal operations that incur significant insurance risk are:

> OMLAC (SA) – long-term insurance in South Africa
> Old Mutual US Life – long-term insurance in the United States
> Mutual & Federal – general insurance in South Africa

The Group's other insurance operations include long-term insurance in Namibia, United Kingdom/Europe and Rest of World but do not give rise to significant insurance risks relative to the Group as a whole.

The Group effectively manages its insurance risks through the following mechanisms:

> The diversification of business over several classes of insurance and a number of geographical segments and large numbers of uncorrelated individual risks, by which the Group seeks to reduce variability in loss experience;
> The maintenance and use of sophisticated management information systems, which provide current data on the risks to which the business is exposed at any point in time;
> Actuarial models, which use the above information to calculate premiums and monitor claims patterns. Past experience and statistical methods are used; and
> Guidelines for concluding insurance contracts and assuming insurance risks. These include underwriting principles and product pricing procedures.

Reinsurance, which is used to limit the Group's exposure to large single claims and catastrophes. When selecting a reinsurer, consideration is given to those companies that provide high security. In order to assess this, rating information from both public and private sources is used.

The mix of assets, which is driven by the nature and term of the insurance liabilities. The management of assets and liabilities is closely monitored to ensure that there are sufficient interest bearing assets to match the guaranteed portion of liabilities. Hedging instruments are used at times to limit exposure to equity market and interest rate movements.

50 INSURANCE RISK *continued*

(b) Terms and conditions of long-term insurance business – South Africa and United States

The terms and conditions attaching to insurance contracts determine the level of insurance risk accepted by the Group. The following tables outline the general form of terms and conditions that apply to contracts sold in each category of business, and the nature of the risk incurred by the Group.

South Africa

Category	Essential terms	Main risks	Policyholder guarantees	Policyholder participation in investment return?
Individual Life Flexi business with cover	Mortality/morbidity rates may be repriced (regular premium contracts)	Mortality, morbidity	Some investment performance, cover and annuity guarantees	Yes, varies – see below
Conventional with cover	Charges fixed at inception and cannot be changed	Mortality, morbidity	Some investment performance and annuity guarantees	Yes, varies – see below
Greenlight	Charges fixed at inception and cannot be changed for a specified term	Mortality, morbidity, expense	Rates fixed for a specified number of years	None
Group Schemes – funeral cover	Charges fixed at inception and cannot be changed for a specified number of years	Mortality including HIV/AIDS, expense	Rates fixed for a specified number of years	None
Employee Benefits – Group Assurance	Rates are annually renewable	Mortality, morbidity	No significant guarantees, except for PHI claims in payment for which benefit payment schedule is guaranteed	None
Non-profit annuity	Regular benefit payments guaranteed in return for consideration	Mortality, investment	Benefit payment schedule is guaranteed	None
With-profit annuity	Regular benefit payments participating in profits in return for consideration	Investment	Underlying pricing interest rate is guaranteed. Declared bonuses cannot be reduced	Yes – see below

The extent of the Group's discretion as to the allocation of investment return to policyholders varies based on the type of contract. Where the contracts are pure risk type, there is no sharing of investment returns. For other contracts, investment return is attributed to the policyholder. Declared bonuses may be either vesting and/or non-vesting (in which case they can be removed).

Smoothed bonus products constitute a significant proportion of the business. Particular attention is paid to ensuring that the declaration of bonuses is done in a responsible manner, such that sufficient reserves are retained for bonus smoothing purposes. The return not distributed after deducting charges is credited to a bonus stabilisation reserve, which may only be used to support subsequent bonus declarations.

50 INSURANCE RISK *continued*

(b) Terms and conditions of long-term insurance business – South Africa and United States
United States

Category	Essential terms	Main risks	Policyholder guarantees	Policyholder participation in investment return?
Life term	Renewable term products offering coverage for level periods ranging from one to 30 years	Mortality, expense	Premium guarantees from 1 to 30 years	None
Universal life	Flexible and fixed premium interest sensitive life insurance with cash value build up	Mortality, expense	Secondary non-lapse guarantees (max of 15 years or to age 95); cost of insurance (mortality charge) guarantees	Yes, through the crediting rate
Equity indexed annuities	Single and flexible premium accumulation annuities with upside potential of equity indexed returns on their account value	Mortality, investment	Minimum caps, maximum spread guarantees	Yes, through the index
Fixed deferred annuities	Single and flexible premium accumulation annuities	Mortality, investment	Minimum guaranteed accumulation rates and annuitisation rates	Limited – crediting rates are reset at specified intervals
Equity indexed universal life	Flexible premium interest sensitive whole life products with upside potential of equity indexed returns on their account value	Mortality, investment, expense	Secondary non-lapse guarantees; cost of insurance (mortality charge) guarantees; minimum caps; maximum spread guarantees	Yes, through the index
Immediate (Payout) Annuities	Regular benefit payments guaranteed in return for consideration	Mortality, investment	Benefit payment schedule is guaranteed	None

In addition to the specific risks identified above, the Group is subject to the risk that policyholders discontinue the insurance policy, through lapse or surrender.

50 INSURANCE RISK *continued*

(c) Management of insurance risks – long-term business

The table below summarises the variety of risks to which the Group's long-term insurance business is exposed, and the methods by which the Group seeks to mitigate these risks.

Risk	Definition	Risk management
Underwriting	Misalignment of policyholders to the appropriate pricing basis or impact of anti-selection, resulting in a loss	Experience is closely monitored. For universal life business, mortality rates can be reset. Underwriting limits, health requirements, spread of risks and training of underwriters all mitigate the risk.
HIV/AIDS	Impact of HIV/AIDS on mortality rates and critical illness cover	Impact of HIV/AIDS is mitigated wherever possible by writing products that allow for repricing on a regular basis or are priced to allow for the expected effects of HIV/AIDS. Tests for HIV/AIDS and other tests for lives insured above certain values are conducted. A negative test result is a prerequisite for acceptance at standard rates.
Medical developments	Possible increase in annuity costs due to policyholders living longer	For non-profit annuities, improvements to mortality are allowed for in pricing and valuation. Experience is closely monitored. For with-profit annuity business, the mortality risk is carried by policyholders and any mortality profits or loss is reflected in the bonuses declared.
Changing financial market conditions	The move to a lower inflationary environment may cause more policyholder guarantees to be "in the money"	Value of guarantees, determined on a stochastic basis, included in current reserves (South Africa). Fewer and lower guarantees are typically provided on new business (South Africa). Certain guarantees are reinsured (United States).
Policyholder behaviour	Selection of more expensive options, or lapse and re-entry when premium rates are falling, or termination of policy which may cause the sale of assets at inopportune times.	Experience is closely monitored, and policyholder behaviour is allowed for in pricing and valuation.
Catastrophe	Natural and non-natural disasters, including war/ terrorism, could result in increased mortality risk and payouts on policies	Catastrophe stop loss/excess of loss reinsurance treaty in place which covers all claims from one incident occurring within a specified period.

Many of the above risks are concentrated, either geographically (in the case of catastrophe) or by line of business (for example, medical developments, HIV/AIDS). The Group, through diversification in the types of business it writes and its geographic spread, attempts to mitigate this concentration of risk. See "Segment Analysis", in the preceding section, for illustration of this.

50 INSURANCE RISK *continued*

(d) Sensitivity analysis – long-term business

Changes in key assumptions used to value insurance contracts would result in increases or decreases to the insurance contract liabilities recorded, with impact on profit/(loss) and/or shareholders' equity. The effect of a change in assumption is mitigated by the following factors:

> Offset (partial or full) through deferred acquisition costs ("DAC") amortisation in the case of US business;
> The effect of locked-in assumptions for payout annuities and term insurance under US GAAP accounting, where assumptions underlying the insurance contract liabilities are not changed until liabilities are not adequate after reflecting current best estimates; and
> Offset to the bonus stabilisation reserve in the case of mortality assumption changes for with-profit annuity business in South Africa.

The increase or decrease to insurance contract liabilities recorded at 31 December 2005 for long-term business has been estimated as follows:

	%	£m	%	£m
Assumption	Change	South Africa	Change	US
Mortality and morbidity rates – assurance	10	182	(5)	(1)
Mortality rates – annuities	(10)	45	(5)	–
Discontinuance rates	10	(8)	(10)	(11)
Expenses (maintenance)	10	63	(10)	(2)

The insurance contract liability recorded is also significantly impacted by the valuation discount rate assumed. Lowering this rate by 1% would result in a net increase to the insurance contract liabilities, and decrease to profit, of £21 million for the South Africa business. However, the valuation rate is locked-in for the US business.

South Africa

The changes in insurance contract liabilities shown are calculated using the specified increase or decrease to the rates, with no change in charges paid by policyholders.

The valuation interest rate sensitivity reflects a change in the valuation interest rates without any corresponding change in investment returns or in the expense inflation rate. It should be noted that where the assets and liabilities of a product are closely matched (e.g. non-profit annuity business), the net effect has been shown since the assets and liabilities move in parallel.

United States

The assumption changes have relatively little impact on the US insurance contract liabilities or DAC, on life and immediate annuities, as assumptions are generally locked-in. For universal life and deferred annuities, assumptions are periodically updated for actual experience. Each of these assumption changes would trigger a DAC unlocking. The assumption changes specified do not approach the levels necessary to trigger a change in liabilities or DAC.

50 INSURANCE RISK *continued*

(e) Guarantees and options – long-term business
Many of the insurance contracts issued by the Group contain guarantees and options to policyholders, the ultimate liability for which will depend significantly on the number of policyholders exercising their options and on market and investment conditions applying at that time.

South Africa
Certain life assurance contracts include the payment of guaranteed values to policyholders on maturity, death, disability or survival. With the exception of the vested bonus guarantees in the smoothed bonus business, the published liabilities include the provision for both the intrinsic and time-value of the options and guarantees. The time-value of options and guarantees has been valued using a "real world" stochastic asset model that is in keeping with the applicable professional guidance notes issued by the Actuarial Society of South Africa (ASSA). The options and guarantees that could have a material effect on the amount, timing and uncertainty of future cash flows are described below. The required shock calculations have been performed as at 31 December 2005.

Product category	Description of options and guarantees	Required Shock to Bring Out-of-the-Money Policies In-the-Money
Individual business		
Death, disability, point and/or maturity guarantees	A closed block of unit-linked type and smoothed bonus business with an underlying minimum growth rate guarantee (4.28% pa for life and endowment business and 4.78% pa for retirement annuity business), and smoothed bonus business with vested bonuses, applicable when calculating death, disability and maturity claims.	An insignificant proportion of policies are currently in-the-money (current actual cumulative investment return lower than that guaranteed). On average a 46% fall in asset value is required to bring current out-of-the-money policies to become in-the-money.
	A small block of smoothed bonus savings business in Group Schemes that has death guarantees of premiums (net of fees) plus 4.25% pa investment return.	None of these policies are currently in-the-money. On average a 43% fall in asset value is required to bring current out-of-the-money policies to become in-the-money.
Guaranteed annuity options	Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange the full retirement proceeds for a minimum level of annuity income at maturity.	A small proportion of policies are currently in-the-money (the current policy value lower than the threshold annuity consideration at which the guaranteed annuity option becomes in-the-money). On average a 190 basis points reduction in yield is required to bring current out-of-the-money policies to become in-the-money.
Group business		
Vested bonuses in respect of pre-retirement with-profits business	There is a significant pre-retirement savings smoothed bonus portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If, however a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.	This business is currently out-of-the-money as the aggregate market value exceeds the vested reserve. On average a 35% fall in assets is required to cause the business to become in-the-money.

50 INSURANCE RISK *continued*

(e) Guarantees and options – long-term business *continued*
United States

Product category	Description of options and guarantees	Required Shock to Bring Out-of-the-Money Policies In-the-Money
Death, disability, surrender point and/or maturity guarantees	Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.	14% of policies are currently in-the-money and being credited the minimum rate. A 300bp drop in interest rates would bring 100% of policies in-the-money.
	Equity indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum %. This equity participation, which is subject to a minimum of 0% therefore vests annually.	The minimum surrender values of 7% of policies are currently in-the-money. A year of flat equity markets with no equity credits would bring an additional 46% in-the money. Two years of no equity credits would result in 54% of the portfolio being in-the-money. The equity exposure is hedged using a dynamic hedging strategy.
	The variable annuities offered to off-shore customers through OMNIA Life Bermuda can offer minimum death benefit guarantees. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater. A small proportion of variable annuity clients elect a minimum guaranteed account value on maturity.	The minimum death benefit of 12% of policies is currently in-the-money. These risks are substantially reinsured.
	The universal life policies specify a minimum crediting rate to accumulate account balances.	The minimum rate is currently being credited on 67% of the block.
Guaranteed annuity options	All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump-sum payment.	The extent to which the policies are currently in-the-money is negligible.
No-lapse guarantees	Certain of the universal life contracts contain a feature that guarantees that the contract will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.	No policies are currently in-the-money. This risk is reinsured.

Assets and liabilities for all products are matched by duration and convexity. Investment mandates constrain tactical mismatches.

50 INSURANCE RISK *continued*

(f) General insurance risks and sensitivities

Mutual & Federal writes the following types of business within its Commercial, Risk Finance and Personal divisions:

	Commercial	Risk Finance	Personal
Fire	✓	✓	✓
Accident	✓	✓	✓
Personal accident	✓	✓	✓
Motor	✓	✓	✓
Engineering	✓	✗	✗
Crop	✓	✗	✗
Marine	✓	✗	✗
Credit	✓	✗	✗

Underwriting guidelines are designed to ensure that underwritten risks are well diversified, and that terms and conditions, including premium rates, appropriately reflect the risk.

Reinsurance plays an extremely important role in the management of risk and exposure at Mutual & Federal. The Group makes use of a combination of proportional and non-proportional reinsurance to limit the impact of both individual and event losses and to provide insurance capacity. Involvement in any property catastrophe loss is limited to approximately £5 million for any one event and the level of catastrophe cover purchased is based on estimated maximum loss scenarios, in keeping with accepted market norms.

General insurance risk includes the following risks:

> Occurrence risk – the possibility that the number of insured events will differ from those expected;
> Severity risk – the possibility that the costs of the events will differ from those expected; and
> Development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of a contract period.

An increase of 10% in the average cost of claims would require the recognition of an additional loss of £39 million (£36 million net of reinsurance). Similarly, an increase of 10% in the ultimate number of claims would result in an additional loss of £39 million (£36 million net of reinsurance).

The majority of the Group's general insurance contracts are classified as 'short-tailed', meaning that any claim is settled within a year after the loss date. This contrasts with the 'long-tailed' classes where the claims costs take longer to materialise and settle. The Group's long-tailed business is generally limited to personal accident, third party motor liability and some engineering classes. In total the long-tail business comprises less than 4% of an average year's claim costs.

51 TRANSITION TO IFRS – GROUP

In accordance with IFRS 1, we have disclosed the required reconciliation from our previously reported UK GAAP numbers to the restated numbers, as reported under IFRS. This was in the Group's Analyst and Investor Briefing and Restatement Document, published on 3 May 2005.

Reconciliation of income statement

				£m
		Revenues	Expenses	Profit after tax and minority interests
Profit after tax and minority interests	Notes	Year to 31 December 2004	Year to 31 December 2004	Year to 31 December 2004
As reported under UK GAAP		**12,875**	**11,815**	**484**
Inclusion of amounts previously netted	1	–	–	–
Reclassifications – available-for-sale investments moved to equity	2	(63)	–	(36)
Adjustments for:				
Goodwill	3	–	–	83
Consolidation of funds	4	84	84	–
Recognition and valuation of financial instruments	5	65	5	48
Revenue recognition	6	7	–	5
Elimination of equalisation provisions	7	–	(12)	12
Investment contracts	8	(1,312)	(1,294)	(14)
Insurance accounting	9	–	5	(3)
Post-employment benefits	10	1	(10)	9
Dividend recognition	11	–	–	–
Share-based payments	12	–	17	(16)
Consolidation of other entities	13	(46)	(33)	(2)
Elimination of policyholder investments in Nedcor	14	(27)	(15)	(12)
Reclassification of policyholder loans	15	–	–	–
Valuation of embedded derivatives	16	–	(40)	26
Other items	17	(98)	(114)	5
Minority interest impacts		–	–	(30)
As reported under IFRS		**11,486**	**10,408**	**559**

Revenue – represents the pre-tax operating inflows of the Group's ordinary activities, excluding profits from associated undertakings and profit/(losses) on disposal of subsidiaries.

Expenses – represents the pre-tax operating expenses of the Group's ordinary activities, excluding goodwill impairments.

51 TRANSITION TO IFRS – GROUP *continued*

Reconciliation of equity

£m

	Notes	Assets At 31 December 2004	Assets At 1 January 2004	Liabilities At 31 December 2004	Liabilities At 1 January 2004	Equity At 31 December 2004	Equity At 1 January 2004
As reported under UK GAAP		**66,260**	**57,715**	**61,488**	**53,651**	**4,772**	**4,064**
Inclusion for amounts previously netted	1	1,588	1,299	1,588	1,299	–	–
Reclassifications	2	–	–	–	–	–	–
Adjustments for:							
Goodwill	3	(91)	(154)	–	–	(91)	(154)
Consolidation of funds	4	1,159	688	1,159	688	–	–
Recognition and valuation of financial Instruments	5	629	157	540	163	89	(6)
Revenue recognition	6	124	112	132	124	(8)	(12)
Elimination of equalisation provisions	7	(5)	(5)	(65)	(49)	60	44
Investment contracts	8	38	36	143	116	(105)	(80)
Insurance accounting	9	(216)	(201)	(75)	(70)	(141)	(131)
Post-employment benefits	10	(23)	(13)	(44)	(24)	21	11
Dividend recognition	11	–	–	(122)	(106)	122	106
Share-based payments	12	1	1	17	–	(16)	1
Consolidation of other entities	13	(1,086)	(821)	(1,108)	(876)	22	55
Elimination of policyholder investments in Nedcor	14	(195)	(169)	(133)	(123)	(62)	(46)
Reclassification of policyholder loans	15	–	(314)	–	(314)	–	–
Valuation of embedded derivatives	16	2	42	3	70	(1)	(28)
Other items	17	31	14	(3)	(25)	34	39
As reported under IFRS		**68,216**	**58,387**	**63,520**	**54,524**	**4,696**	**3,863**

£m

Equity	At 31 December 2004	At 1 January 2004
UK GAAP		
Shareholders' equity	3,245	2,754
Minority interests	1,527	1,310
Total shareholders' equity	**4,772**	**4,064**
IFRS		
Shareholders' equity	3,265	2,651
Minority interest	1,431	1,212
Total shareholders' equity	**4,696**	**3,863**

51 TRANSITION TO IFRS – GROUP *continued*

Material adjustments

The basis for material adjustments between UK GAAP and IFRS, as shown in the Reconciliation of Equity and Reconciliation of Income Statement tables, is noted below. Note that the adjustments are net of the associated tax impact.

Note 1: Inclusion of amounts previously netted

Under IFRS, the Group has elected to move to trade date accounting for certain financial instruments held within the banking segment. The Group has also made adjustments for amounts previously netted under UK GAAP. This has resulted in an increase in assets and liabilities of £1,588 million at 31 December 2004. There is no impact on net equity or profit and loss for the year.

Note 2: Reclassifications

The Group has reclassified certain financial assets as available-for-sale (AFS) which had been classified under UK GAAP as fair value through profit and loss. This has resulted in a reclassification of profit after tax to the revaluation reserve in equity of £36 million at 31 December 2004. There is no impact on net equity.

Note 3: Goodwill

Under UK GAAP, the Group recognised acquired goodwill at cost and amortised it on a straight-line basis over its expected useful life. Under IFRS, goodwill is not amortised and is subject to impairment reviews both annually and when there are indications that the carrying value may not be recoverable.

Under IFRS 1, the UK GAAP goodwill balance at 1 January 2004 has been carried forward and the amortisation of £83 million charged in the year ended 31 December 2004 has been reversed.

Included in the goodwill balance sheet adjustment is an adjustment to the treatment of goodwill of £154 million at 1 January 2004 with an offsetting adjustment to minority interests within equity of £135 million.

Note 4: Consolidation of funds

IFRS requires the consolidation of certain mutual funds and other investment vehicles, which did not previously require consolidation under UK GAAP. This arises from a more stringent definition of when an entity is considered to be under the control of an investor. As a result the Group has now consolidated a number of mutual funds and other investment vehicles on a line-by-line basis. The Group has applied IFRS and consolidated those vehicles that meet the definition of a subsidiary under IFRS. Old Mutual plc will continue to monitor industry developments in this area.

This has resulted in an increase in total assets and total liabilities of £1,159 million at 31 December 2004 representing that part of the funds owned by third parties. This third party interest is recorded within liabilities. The consolidation of mutual funds has no effect on equity or profit after tax.

Note 5: Recognition and valuation of financial instruments

Under IFRS, financial instruments have been classified as "fair value through profit or loss", "available-for-sale", "held-to-maturity" and "loans and receivables" and fair valued as required. The fair value movements for these financial instruments have been recognised in the income statement or equity as appropriate. Available-for-sale fair value adjustments are transferred out of equity to the income statement on sale or impairment. Derivatives, as required under IFRS, are included in the "fair value through profit or loss" classification and recognised on the balance sheet at fair value. Under UK GAAP, the majority of investments within the Group's US Life segment were recorded at fair value with changes in fair value recorded in the income statement, while off balance sheet financial instruments were measured on a basis consistent with on balance sheet instruments. The effect of classifying these assets as available-for-sale under IFRS therefore has no material net impact on equity.

Additionally, under IFRS, the Group has moved to an "incurred loss" provisioning model within its banking segment. Under UK GAAP, the Group utilised an "expected loss" provisioning model.

The implementation of hedge accounting has resulted in a £27 million increase in profit after tax and an £9 million increase in equity at 31 December 2004. As a result of the stricter designation and documentation requirements and effectiveness testing required to qualify for hedge accounting under IAS 39, certain transactions undertaken as hedges under UK GAAP have not qualified for hedge accounting under IFRS and the fair value movements for these derivatives have been accounted for through the income statement. Unrealised profits and losses on UK GAAP hedges at transition have been included in reserves in accordance with IFRS 1 transitional arrangements.

The impact of the above adjustments is an increase of £89 million to equity at 31 December 2004 and an increase of £48 million to profit after tax for the year ended 31 December 2004, mainly representing the cumulative fair value changes on financial instruments, the implementation of the amended loan provisioning model and hedging adjustments.

The Group has elected to designate specific securities that as fair value through the income statement, where the treatment eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise when using a different measurement basis and these items are managed evaluated and reported using a fair value basis.

51 TRANSITION TO IFRS – GROUP *continued*

Material adjustments *continued*

Note 6: Revenue recognition

Under IAS 18, Revenue (IAS 18), fees that are directly attributable to securing an investment management service contract are deferred as a liability. This liability represents the deferred revenue from providing investment management services and is amortised as the related services are provided.

Costs that are directly attributable to securing an investment management service contract are deferred as an asset and expensed in line with the related revenue as the services are provided.

Both the long-term business and asset management segments contain investment management service contracts.

Additionally, the Group's banking segment has recognised fees and costs relating to securing loans in line with IAS 18, resulting in deferred acquisition costs and deferred revenue liability balances on the balance sheet. Past policy was to expense acquisition costs as incurred and recognise initial fees and recurring fees as received.

The effect on the balance sheet at 31 December 2004 is an increase in assets and liabilities of £124 million and £132 million respectively resulting in a net decrease in equity of £8 million. Profit after tax has increased by £5 million for the year ended 31 December 2004.

Note 7: Elimination of equalisation provisions

Under UK GAAP an equalisation provision is recorded in the financial statements of individual general insurance companies within the Group to eliminate, or reduce, the volatility in incurred claims arising from exceptional levels of claims in certain classes of business. The provision is required by law even though no actual liability exists at the balance sheet date, with the annual change in the equalisation provision being recorded in the profit and loss account. Under IFRS 4, the recognition of equalisation provisions is not permitted.

The removal of the equalisation provision results in an increase in equity of £60 million at 31 December 2004 and a related increase of £12 million to profit after tax for the year ended 31 December 2004.

Note 8: Investment contracts

Under IFRS 4, certain contracts previously accounted for as insurance are classified as investment contracts as they do not contain significant insurance risk. Those that have a discretionary participating feature continue to be accounted for using local GAAP. Under IAS 39, investment contracts without a discretionary participating feature are carried at either fair value (in the case of linked liabilities) or amortised cost. Fair value for these investment contracts is equal to the fair value of the related assets, or the policyholder's account balance. Adjustments to the account balance under the previous basis of accounting for Rand or Sterling reserves and actuarial funding have been reversed. The effect is to increase investment contract liabilities by £143 million at 31 December 2004 and by £116 million at 1 January 2004, with an impact on profit after tax of £14 million.

Amounts received under investment contracts (other than those with a discretionary participating feature) are no longer shown as premiums but are treated as deposits and added to investment contract liabilities. Similarly, amounts paid under investment contracts (other than those with a discretionary participating feature) are recorded not as claims but as deductions from investment contract liabilities. This is reflected as a reduction to revenue of £1,312 million and to expenses of £1,294 million for the year ended 31 December 2004.

Note 9: Insurance accounting

Under IFRS 4, the Group continues to account for insurance contracts using local GAAP for each Group entity, but has the option to make improvements to its policies if the changes make the financial statements more relevant to the decision-making needs of users. Insurance business in the United States (US) continues to be accounted for under US Generally Accepted Accounting Practice (US GAAP), and the Group has elected to make certain improvements to its accounting for Deferred Acquisition Costs (DAC) and Present Value of Future Profits (PVFP) on insurance contracts. Under the revised policy, unrealised and actual realised gains are reflected in the amortisation of DAC/PVFP. The net impact of these improvements is to decrease equity by £141 million and £131 million at 31 December 2004 and 1 January 2004 respectively. Profit after tax is decreased by £3 million for the year ended 31 December 2004.

Note 10: Post-employment benefits

Under UK GAAP, post-employment costs were charged to the income statement account so as to spread the related charges over the service lives of employees and were determined by independent qualified actuaries undertaking formal actuarial valuations at least every three years. In accordance with IAS 19, the projected benefit obligation is matched against the fair value of the underlying assets and other unrecognised actuarial gains and losses in determining the expense for the year. Any asset or obligation must be recorded in the balance sheet, and separate recognition of the operating and financing costs of defined benefits (and similarly funded employee benefits) is required in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses. The Group has elected to recognise actuarial gains and losses using the 'corridor' method and take advantage of the IFRS 1 exemption allowing any previously unrecognised actuarial gains or losses to be recognised in full on the balance sheet, at the date of transition (1 January 2004).

The effect of these changes is to increase equity by £21 million and £11 million at 31 December 2004 and 1 January 2004 respectively. Profit after tax has increased by £9 million for the year ended 31 December 2004.

51 TRANSITION TO IFRS – GROUP *continued*

Material adjustments *continued*

Note 11: Dividend recognition
Under UK GAAP, dividends were accrued in the period to which they related regardless of when they were declared and approved. Under IAS 10, Events after the Balance Sheet Date (IAS 10), dividends are only accrued when declared and appropriately approved. The reversal of accrued dividends has increased equity by £122 million at 31 December 2004. There is no profit or loss impact.

Note 12: Share-based payments
Under UK GAAP, the costs of awards to employees under equity compensation plans, other than Save As You Earn plans, were recognised immediately if they were not conditional on performance criteria. If the award was conditional, the cost was recognised over the period to which the performance criteria related. The minimum cost for the award was the difference between the share price of the underlying equity instruments at the date of grant less any contribution required from the employee. The cost was based on a reasonable expectation of the extent to which the performance criteria would be met. Any subsequent changes in that expectation were reflected in the income statement.

Under IFRS 2, equity instruments granted under equity-settled awards after 7 November 2002, which remain unvested at 1 January 2005, are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date and is recognised over the vesting period, adjusted at the end of each reporting period to reflect actual and expected levels of vesting. Equity instruments granted under cash-settled awards are measured at fair value at each reporting date. The fair value is recognised over the vesting period and is re-measured until the underlying liability is settled. Any changes in the fair value are reflected in profit and loss.

The effect of this change in treatment is a decrease in profit after tax of £16 million and a corresponding decrease to equity at 31 December 2004. There is minimal impact on 1 January 2004 equity primarily due to the IFRS charge being offset by the reversal of related UK GAAP accruals.

Note 13: Consolidation of other entities
IFRS does not differentiate between shareholders' and policyholders' funds. Assets and liabilities, and income and expenditure items between group companies and policyholders' funds have now been eliminated on consolidation. Additionally, under IFRS, a charitable foundation has now been consolidated in the Group's preliminary financial information.

The effect is to decrease assets and liabilities by £1,086 million and £1,108 million respectively at 31 December 2004. Profit after tax decreased by £2 million for the year ended 31 December 2004.

Note 14: Elimination of policyholder investments in Nedbank
IFRS does not recognise the distinction between shareholder and policyholder investments and as a result the Group has eliminated certain policyholder investments in its Banking subsidiary, not previously eliminated under UK GAAP. This has resulted in a decrease of £195 million and £133 million to assets and liabilities at 31 December 2004 respectively. Profit after tax decreased by £12 million in the year ended 31 December 2004.

Note 15: Reclassification of policyholder loans
Certain policyholder loans have been offset against investment contract liabilities in accordance with IAS 32 as the Group has both the contractual ability and right to offset and intends to settle on a net basis. The effect is to decrease assets by £349 million at 30 June 2004 and by £314 million at 1 January 2004. There is no equity or profit after tax impact.

This adjustment was made within the UK GAAP balance sheet at 31 December 2004 and therefore does not feature in the IFRS reconciliation at 31 December 2004.

Note 16: Valuation of embedded derivatives
IFRS 4 requires that embedded derivatives within insurance contracts be separated and fair valued if the derivatives do not qualify as insurance contracts. The overall effect of the embedded derivatives adjustment is to decrease net equity by £1 million at 31 December 2004 and £28 million at 1 January 2004. Profit after tax increased by £26 million for the year ended 31 December 2004.

Note 17: Other items
The other changes that arise as a result of the transition to IFRS are principally reclassifications and presentational changes, which individually and collectively have an immaterial effect on the Group's equity and profit after tax.

Other items principally comprise of:

- Properties previously held at cost which have been reclassified under IFRS as owner occupied properties and restated to depreciated fair value accordingly. This has resulted in a net increase to equity of £22 million at 31 December 2004 and an associated decrease to profit after tax of £4 million;
- An adjustment under IAS 21 to reflect the transfer directly to equity of foreign exchange gains or losses incurred by entities with a non-Rand functional currency. Profit after tax has increased by £10 million. There is no impact on equity.
- To reflect more accurately the banking margin on banking assets by excluding trading activities, certain trading revenues have been reclassified from net interest income to non-interest revenue, and interest income items have been reclassified to interest expenses.

In aggregate these adjustments resulted in a £34 million decrease to equity and a £5 million increase to profit after tax respectively at 31 December 2004.

51 TRANSITION TO IFRS – GROUP *continued*

Material adjustments *continued*
Note 18: Consolidated cash flow statement
The Consolidated cash flow statement prepared under UK GAAP excluded all cash flows relating to the long-term business. Under IFRS all cash flows of the Group are included in the Consolidated cash flow statement.

51 TRANSITION TO IFRS – COMPANY

In accordance with IFRS 1, we have disclosed the required reconciliation from our previously reported UK GAAP numbers to the restated numbers, as reported under IFRS. This was disclosed for for both comparative periods in the Group's Analyst and Investor Briefing and Restatement Document, published on 3 May 2005.

Reconciliation of equity

		Assets		Liabilities		Equity	
		£m	£m	£m	£m	£m	£m
	Notes	At 31 December 2004	At 1 January 2004	At 31 December 2004	At 1 January 2004	At 31 December 2004	At 1 January 2004
As reported under UK GAAP		**3,236**	**2,840**	**1,853**	**1,630**	**1,383**	**1210**
Dividend Recognition	1	–	–	(56)	(51)	56	51
Recognition and valuation of financial instruments	2	125	95	120	94	5	1
Post employment benefits	3	–	–	(18)	(13)	18	13
Other items	4	5	–	–	(1)	5	1
As reported under IFRS		**3,366**	**2,935**	**1,899**	**1,659**	**1,467**	**1,276**

The reclassification is in respect of issue costs on the Preferred Security which were shown as an asset under UK GAAP, but are deducted from equity under IFRS.

Reconciliation of income statement

Profit after tax & minority interests	Notes	£m At 31 December 2004
As reported under UK GAAP		**239**
Recognition and valuation of financial instruments	2	3
Post employment benefits	3	5
Other items	4	3
As reported under IFRS		**250**

Note 1: Dividend recognition
Under UK GAAP, dividends were accrued in the period to which they related regardless of when they were declared and approved. Under IAS 10, Events after the Balance Sheet Date ("IAS 10"), dividends are only accrued when declared and appropriately approved. The reversal of accrued dividends has increased equity by £56 million at 31 December 2004. There is no profit or loss impact.

Note 2: Recognition and valuation of financial instruments
Under IFRS, financial instruments have been classified as "fair value through profit or loss", "available-for-sale", "held-to-maturity" and "loans and receivables" and fair valued as required. The fair value movements for these financial instruments have been recognised in the income statement or equity as appropriate. Available-for-sale fair value adjustments are transferred out of equity to the income statement on sale or impairment. Derivatives, as required under IFRS, are included in the "fair value through profit or loss" classification and recognised on the balance sheet at fair value.

The impact of the above adjustments is an increase of £5 million to equity at 31 December 2004 and an increase of £3 million to profit after tax for the year ended 31 December 2004, mainly representing the cumulative fair value changes on financial instruments.

The Company has elected to designate specific securities that as fair value through the income statement, where the treatment eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise when using a different measurement basis and these items are managed evaluated and reported using a fair value basis.

51 TRANSITION TO IFRS – COMPANY *continued*

Note 3: Post-employment benefits

Under UK GAAP, post-employment costs were charged to the income statement account so as to spread the related charges over the service lives of employees and were determined by independent qualified actuaries undertaking formal actuarial valuations at least every three years. In accordance with IAS 19, the projected benefit obligation is matched against the fair value of the underlying assets and other unrecognised actuarial gains and losses in determining the expense for the year. Any asset or obligation must be recorded in the balance sheet, and separate recognition of the operating and financing costs of defined benefits (and similarly funded employee benefits) is required in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses. The Company has elected to recognise actuarial gains and losses using the 'corridor' method and take advantage of the IFRS 1 exemption allowing any previously unrecognised actuarial gains or losses to be recognised in full on the balance sheet, at the date of transition (1 January 2004).

Note 4: Other items

Other items principally comprise the reversal of amortised issue costs on the Company's $750 million preferred security required as a result of the transition to IFRS. This has resulted in a net increase to equity of £6 million at 31 December 2004 and an associated increase to profit after tax of £3 million.

Cash flow statement

Under UK GAAP a cash flow statement was not reported for the Company.

Statement of Directors' responsibilities in relation to the European Embedded Value basis supplementary information

The directors of Old Mutual plc have chosen to prepare supplementary information in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum (the EEV Principles), as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005. When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology (EVM) contained in the EEV Principles and to disclose and explain any non-compliance with the EEV Guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:

> prepared the supplementary information in accordance with the EEV Principles;
> identified and described the business covered by the EVM;
> applied the EVM consistently to the covered business;
> determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently; and
> made estimates that are reasonable and consistent.

Independent auditors' report to Old Mutual plc on the European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information (the supplementary information) of Old Mutual plc on pages 204 to 220 in respect of the year ended 31 December 2005. The supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum using the methodology and assumptions set out on page 210. The supplementary information should be read in conjunction with the group financial statements which are on pages 73 to 201.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditor

As described in the statement of directors' responsibilities on page 202, the directors' responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology set out on page 210 and assumptions set out on pages 216 to 218. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EEV basis supplementary information for the year ended 31 December 2005 has been properly prepared in accordance with the EEV Principles using the methodology set out on page 210 and assumptions set out on pages 216 to 218.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB
27 February 2006

European Embedded Value supplementary information
for the year ended 31 December 2005

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE (EEV) BASIS

		£m
	Year to 31 December 2005	Year to 31 December 2004
Africa		
Covered business	**567**	652
Asset management	**86**	54
Banking	**394**	203
General insurance	**102**	101
	1,149	1,010
North America		
Covered business	**122**	77
Asset management	**118**	87
	240	164
United Kingdom & Rest of World		
Covered business	**12**	4
Asset management	**15**	(5)
Banking	**27**	23
	54	22
Finance costs	**(37)**	(49)
Other shareholders' income/(expenses)	**(19)**	(23)
Adjusted operating profit*	**1,387**	1,124
Goodwill impairment	**(5)**	(33)
Profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments	**58**	(27)
Short-term fluctuations in investment returns (including economic assumption changes)		
Covered business	**524**	271
Other	**80**	39
Cost of capital changes	**51**	(230)
Investment return adjustment for Group equity and debt instruments held in life funds	**(109)**	(99)
Initial costs of Black Economic Empowerment schemes	**(72)**	–
Income from hedging activities that do not qualify for hedge accounting	**–**	31
Fines and penalties	**–**	(49)
Profit before tax (net of income attributable to policyholder returns)	**1,914**	1,027
Income tax attributable to equity holders	**(485)**	(271)
Profit for the financial year	**1,429**	756
Profit for the financial year attributable to:		
Equity holders	**1,172**	623
Minority interests – ordinary shares	**205**	74
Minority interests – preferred securities	**52**	59
Profit for the financial year	**1,429**	756

* For life assurance and general insurance business, EEV adjusted operating profit is based on the expected investment return, includes investment returns on investments in Group equity and debt instruments held in life funds and is stated net of income tax attributable to policyholder returns. For all businesses, EEV adjusted operating profit excludes goodwill impairment, fines and penalties, initial costs of Black Economic Empowerment schemes and profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments. EEV adjusted operating profit excludes income from hedging activities that do not qualify for hedge accounting. EEV adjusted operating earnings per share is calculated on the same basis as EEV adjusted operating profit, but is stated after tax and minority interests, and excluding income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts of the Group.

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE (EEV) BASIS *continued*

The adjusted operating profit after tax attributable to equity holders is determined as follows:

	£m	
	Year to 31 December 2005	Year to 31 December 2004
Adjusted operating profit	**1,387**	1,124
Tax on adjusted operating profit	**(352)**	(264)
	1,035	860
Minority interests – ordinary shares	**(187)**	(94)
– preferred securities	**(52)**	(59)
Adjusted operating profit after tax attributable to equity holders	**796**	707

	£m	
	Year to 31 December 2005	Year to 31 December 2004
Adjusted operating profit after tax attributable to equity holders	**796**	707
Goodwill impairments	**(4)**	(17)
Profit/(loss) on disposal of subsidiaries, associated undertakings, and strategic investments	**32**	(21)
Short-term fluctuations in investment returns (including economic assumption changes)		
Covered business	**412**	178
Other	**57**	28
Cost of capital changes	**33**	(143)
Investment return adjustment for Group equity and debt instruments held in life funds	**(109)**	(99)
Initial costs of Black Economic Empowerment schemes	**(54)**	–
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	**9**	–
Income from hedging activities that do not qualify for hedge accounting	**–**	31
Fines and penalties	**–**	(41)
Profit for the financial year attributable to equity holders	**1,172**	623

	p	
Embedded value earnings per share attributable to equity holders	Year to 31 December 2005	Year to 31 December 2004
Adjusted operating earnings per share	**20.7**	18.9
Basic earnings per share	**33.9**	18.2
Adjusted weighted average number of shares – millions	**3,840**	3,738
Weighted average number of shares – millions	**3,456**	3,422

1 SUMMARY INCOME STATEMENT ON A EUROPEAN EMBEDDED VALUE (EEV) BASIS *continued*

£m

	Year to 31 December 2005	Year to 31 December 2004
Adjusted operating profit for the covered business	701	733
Africa	567	652
North America	122	77
United Kingdom & Rest of World	12	4
Tax on adjusted operating profit for the covered business	191	203
Africa	148	180
North America	41	23
United Kingdom & Rest of World	2	–
Adjusted operating profit after tax for the covered business	510	530
Africa	419	472
North America	81	54
United Kingdom & Rest of World	10	4
Reconciliation of tax on adjusted operating profit		
Tax on adjusted operating profit for the covered business	191	203
Tax on adjusted operating profit for other business	161	61
Tax on adjusted operating profit	352	264

2 RECONCILIATION OF MOVEMENTS IN GROUP EMBEDDED VALUE

£m

	At 31 December 2005	At 31 December 2004
Group embedded value at 1 January	4,386	3,621
Changes in equity arising in the year		
Fair value losses/(gains)	(77)	64
Currency translation differences/exchange differences on translating foreign operations	265	138
Cash flow hedge amortisation	(12)	(4)
Redemption of convertible bond	(18)	–
Other movements	(166)	67
Net income recognised	(8)	265
Profit for the financial year	1,172	623
Total recognised income and expense for the year	1,164	888
Dividend for the year	(184)	(166)
Net purchase of treasury shares	(182)	25
Issue of perpetual preferred callable securities	679	–
Issue of share capital	159	–
Exercise of share options	4	15
Fair value equity settled share options	80	3
Group embedded value at 31 December	6,106	4,386

3 COMPONENTS OF GROUP EMBEDDED VALUE

£m	At 31 December 2005	At 31 December 2004
Shareholders' adjusted net worth	**4,127**	2,912
Equity shareholders' funds	4,751	3,265
Adjustment to include life subsidiaries on a statutory solvency basis:		
Africa	91	216
North America	(734)	(577)
United Kingdom & Rest of World	(10)	(7)
Adjustment for discounting CGT	29	15
Value of in-force business	**1,979**	1,474
Value of in-force business before items listed below	2,372	1,918
Additional time-value reserves for financial options and guarantees	(49)	(74)
Cost of required capital	(340)	(368)
Minority interest in value of in-force	(4)	(2)
Group embedded value	**6,106**	4,386

£m	At 31 December 2005	At 31 December 2004
Pro-forma adjustments to bring Group investments to market value		
Group embedded value	6,106	4,386
Adjustment to bring listed subsidiaries to market value	1,101	630
Adjustment for market value of Group equity and debt instruments held in life funds	467	368
Adjustment to remove perpetual preferred callable securities	(679)	–
Adjustment for present value of future BEE payments	206	–
Adjustment for hybrid capital dividends	(20)	–
Adjusted Group embedded value	**7,181**	5,384
Number of shares in issue at the end of the year including own shares held in policyholders' funds (millions)	4,090	3,854
		p
Adjusted Group embedded value per share	**175.6**	139.7
Return on adjusted Group embedded value (ROEV) % p.a.	**15.6%**	17.8%

The adjustments to include life subsidiaries on a statutory solvency basis reflect the difference between the adjusted net worth of each life subsidiary on the statutory basis (as required by the local regulator) and their portion of the group's consolidated equity shareholders' funds. In Africa, the adjusted net worth excludes items that are eliminated or shown separately on consolidation (such as Nedbank, Mutual & Federal and inter-company loans).

The return on adjusted Group embedded value is calculated as the adjusted operating profit after tax and minorities of £796 million together with an expected equity return on the pro-forma adjustment of £66 million less £20 million adjustment for hybrid capital accrued dividends, divided by the opening adjusted Group embedded value.

4 RECONCILIATION OF EMBEDDED VALUE OF THE COVERED BUSINESS WITH THE ADJUSTED EMBEDDED VALUE

	£m	
	At 31 December 2005	At 31 December 2004
Embedded value of the covered business	4,287	3,555
Adjusted net worth*	2,308	2,081
Value of in-force business**	1,979	1,474
Adjusted net worth of asset management businesses*	1,237	990
Africa	151	101
North America	1,086	889
Market value banking		
Africa	2,050	1,442
Market value general insurance		
Africa	614	486
Other net assets	789	168
Adjustment for present value of future BEE payments	206	–
Perpetual preferred securities (US$ denominated)	(458)	(458)
Perpetual preferred callable securities	(679)	–
£ denominated	(350)	–
Euro denominated	(329)	–
Debt	(845)	(799)
Rand denominated	(325)	(60)
US$ denominated	(475)	(687)
£ denominated	(45)	(52)
Hybrid capital accrued dividends	(20)	–
Adjusted Group embedded value	7,181	5,384

* The split of the adjusted net worth is after the elimination of intercompany loans.
** Net of minority interests.

Perpetual preferred securities and debt are included in the adjusted Group embedded value on a basis that is consistent with the primary accounts. The value of perpetual preferred callable securities is not deducted in the primary accounts but is deducted in the adjusted Group embedded value. The impact of marking all debt to market value would be a reduction in adjusted Group embedded value of £62 million as at 31 December 2005 and an increase in adjusted Group embedded value of £23 million as at 31 December 2004.

5 COMPONENTS OF EMBEDDED VALUE OF THE COVERED BUSINESS

	At 31 December 2005 £m	At 31 December 2004 £m
Embedded value of the covered business	**4,287**	3,555
Adjusted net worth	**2,308**	2,081
Value of in-force business	**1,979**	1,474
Africa		
Adjusted net worth	**1,725**	1,537
Required capital (equivalent to 147% of statutory minimum capital at 31 December 2005)	**1,559**	1,595
Free surplus	**166**	(58)
Value of in-force business	**1,266**	1,005
Value of in-force business before items listed below	**1,527**	1,343
Additional time-value reserves for financial options and guarantees*	**–**	(49)
Cost of required capital	**(257)**	(287)
Minority interest in value of in-force	**(4)**	(2)
North America		
Adjusted net worth	**553**	515
Required capital (equivalent to 247% of Statutory minimum capital at 31 December 2005)	**484**	451
Free surplus	**69**	64
Value of in-force business	**678**	444
Value of in-force business before items listed below	**807**	547
Additional time-value reserves for financial options and guarantees	**(49)**	(25)
Cost of required capital	**(80)**	(78)
United Kingdom & Rest of World		
Adjusted net worth	**30**	29
Required capital	**10**	10
Free surplus	**20**	19
Value of in-force business	**35**	25
Value of in-force business before items listed below	**38**	28
Additional time-value reserves for financial options and guarantees	**–**	–
Cost of required capital	**(3)**	(3)

* At 31 December 2005, no additional time-value reserves for financial options and guarantees were necessary in Africa due to (a) higher provisions for such options and guarantees held within the policyholder liabilities, (b) allowance being made for reasonable management actions to take place, and (c) a realistic assessment of the proportion of policyholders who will take up guaranteed annuity options.

The adjusted net worth includes goodwill relating to the North American life subsidiaries of £66 million (December 2004: £59 million).

6 BASIS OF PREPARATION

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European Chief Financial Officers' Forum. The directors acknowledge their responsibility for the preparation of this supplementary information.

The comparative figures for the financial year ended 31 December 2004 were presented in the 20 June 2005 EEV press release. However, where necessary, certain comparatives have been restated to ensure consistency in preparation and presentation of results.

Covered business is defined as the long-term business in the primary financial statements. This business covers life insurance, long-term healthcare and accident insurance, savings, pensions and annuity business written by the life insurance subsidiaries. The results of Group companies providing administration and distribution services have been included to the extent that they relate to the covered business. The results do not include services provided by Group investment management companies. Unallocated Group holding company expenses have been included to the extent that they relate to the covered business.

The treatment within this supplementary information of all business other than the covered business is unchanged from the primary financial statements on an IFRS basis.

Under the EEV methodology, profit is recognised as it is earned over the life of products defined within the covered business.

The embedded value of the covered business is the sum of the shareholders' adjusted net worth in respect of the covered business, and the value of the in-force covered business. The group embedded value includes the value of all other business at the book value detailed in the primary financial statements on an IFRS basis. The adjusted Group embedded value, a measure used by management to assess the shareholders' interest in the value of the Group, includes the Group's listed banking and general insurance subsidiaries at market value as well as the value of group equity and debt instruments held in life funds, less perpetual preferred callable securities. The value of future payments due in respect of the share ownership of Black Economic Empowerment partners is also included.

The adjusted net worth of the covered business is the market value of shareholders' assets held in respect of the covered business, and consists of the required capital and free surplus. The level of required capital of the covered business reflects the level of capital considered by the Directors to be appropriate to manage the business allowing for minimum local or Group statutory requirements (or equivalent where there is no local requirement), our internal assessment of the market, insurance and operational risk inherent in the underlying products and the level of capital required by rating agencies in respect of our North American business in order to maintain the desired credit rating. The level of required capital is on average 147%, and 247% of the minimum local statutory requirements in Africa and North America respectively as at 31 December 2005. The free surplus comprises the market value of assets allocated to the covered business in excess of the required capital. The required capital in respect of the South African covered business is partially covered by the market value of the Group's investments in Banking and General Insurance in South Africa. On consolidation these investments are shown separately.

The value of in-force covered business is the present value at the appropriate risk discount rate (which incorporates a risk margin) of the statutory distributable profits to shareholders projected to arise from the in-force covered business on a best estimate basis, less a deduction for the cost of holding the required level of capital.

Statutory distributable profit arises from the difference between amounts charged to policyholders for guarantees, expenses and insurance and the actual experience of these items, together with the investment return earned on shareholders' assets.

Allowance has been made for the cost (intrinsic value) of financial options and guarantees to policyholders in the local statutory reserves according to local requirements. In South Africa an investment guarantee reserve on a stochastic basis is included in the local statutory reserves. Where necessary, a deduction from the value of in-force has been made to allow for the impact of future variability of investment returns on the cost of policyholder financial options and guarantees (time-value) to the extent that it is not already included in the statutory reserves. This time value has been determined using stochastic modelling techniques and represents the difference between the average value of shareholder cash flows under many generated economic scenarios and the deterministic shareholder value under the best estimate assumptions. In the generated economic scenarios allowance is made, where appropriate, for the effect of management and/or policyholder actions in different circumstances. As at 31 December 2005 no separate cost of financial options and guarantees was shown as a deduction from the value of in-force business for Africa, as this cost was fully covered in the statutory reserves.

The risk margin above the risk-free rates for the African and North American life covered businesses were 2.3% p.a. and 3.2% p.a. respectively. The directors believe that the embedded value of the covered business is broadly market-consistent.

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (AFTER TAX)

Total covered business	Year to 31 December 2005 Adjusted net worth	Year to 31 December 2005 Value of in-force business	Year to 31 December 2005 Total £m	Year to 31 December 2004 Adjusted net worth	Year to 31 December 2004 Value of in-force business	Year to 31 December 2004 Total £m
Embedded value of the covered business at 1 January	2,081	1,474	3,555	1,832	1,232	3,064
New business contribution	(91)	204	113	(103)	211	108
Expected return on existing business – return on VIF	–	187	187	–	148	148
Expected return on existing business – transfer to net worth	240	(240)	–	194	(194)	–
Experience variances	(7)	13	6	13	35	48
Operating assumption changes	(44)	110	66	15	48	63
Expected return on adjusted net worth	138	–	138	163	–	163
Adjusted operating profit after tax	236	274	510	282	248	530
Investment return variances on in-force business	20	92	112	30	25	55
Investment return variances on adjusted net worth	264	–	264	72	–	72
Effect of economic assumption changes	–	36	36	–	51	51
Effect of changes in and cost of required capital	–	33	33	–	(143)	(143)
Profit after tax	520	435	955	384	181	565
Exchange rate movements	62	72	134	104	61	165
Change in minority interest	(4)	(2)	(6)	–	–	–
Net transfers from covered business	(351)	–	(351)	(239)	–	(239)
Embedded value of the covered business at 31 December	2,308	1,979	4,287	2,081	1,474	3,555

Africa covered business	Year to 31 December 2005 Adjusted net worth	Year to 31 December 2005 Value of in-force business (Individual)	Year to 31 December 2005 Value of in-force business (Group)	Year to 31 December 2005 Total £m	Year to 31 December 2004 Adjusted net worth	Year to 31 December 2004 Value of in-force business (Individual)	Year to 31 December 2004 Value of in-force business (Group)	Year to 31 December 2004 Total £m
Embedded value of the covered business at 1 January	1,537	676	329	2,542	1,355	512	355	2,222
New business contribution	(21)	64	18	61	(16)	66	14	64
Expected return on existing business – return on VIF	–	84	51	135	–	68	50	118
Expected return on existing business – transfer to net worth	183	(129)	(54)	–	147	(102)	(45)	–
Experience variances	53	7	(15)	45	75	9	(19)	65
Operating assumption changes	4	18	36	58	10	70	(1)	79
Expected return on adjusted net worth	120	–	–	120	146	–	–	146
Adjusted operating profit after tax	339	44	36	419	362	111	(1)	472
Investment return variances on in-force business	18	51	48	117	6	16	13	35
Investment return variances on adjusted net worth	263	–	–	263	78	–	–	78
Effect of economic assumption changes	–	33	7	40	–	41	10	51
Effect of changes in and cost of required capital	–	(7)	40	33	–	(63)	(80)	(143)
Profit after tax	620	121	131	872	446	105	(58)	493
Exchange rate movements	5	5	6	16	140	59	32	231
Change in minority interest	(4)	(2)	–	(6)	–	–	–	–
Transfers from covered business	(433)	–	–	(433)	(404)	–	–	(404)
Embedded value of the covered business at 31 December	1,725	800	466	2,991	1,537	676	329	2,542
Return on adjusted embedded value (ROEV)% p.a.				17.6%				21.0%

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (AFTER TAX) *continued*

The main operating assumption changes are the positive effects of a reduction in the corporate tax rate, a reduction in the provision for future maintenance expenses, a reduction in the cost of financial options and guarantees, partially offset by the provision for the industry agreement on minimum paid-up and surrender values. The effect of changes in and cost of required capital for Africa reflects changes in the amount of required capital and in the mix of assets backing the capital.

The effect of changes in and cost of required capital for Africa reflects changes in the amount of required capital and in the mix of assets backing the capital.

The transfers from covered business include the purchase of additional shares in Nedbank, an increase in intercompany loans, dividend payments, as well as head office expenses.

The embedded value for the Africa covered business is after the adjustment for market value of Group equity and debt instruments held in life funds.

Return on adjusted embedded value is the adjusted operating profit after tax divided by opening embedded value in SA Rand.

			£m			£m
	Year to 31 December 2005			Year to 31 December 2004		
North America covered business	Adjusted net worth	Value of in-force business	Total	Adjusted net worth	Value of in-force business	Total
Embedded value of the covered business at 1 January	**515**	**444**	**959**	454	340	794
New business contribution	(69)	120	51	(86)	131	45
Expected return on existing business – return on VIF	–	50	50	–	28	28
Expected return on existing business – transfer to net worth	55	(55)	–	44	(44)	–
Experience variances	(59)	21	(38)	(58)	43	(15)
Operating assumption changes	(47)	48	1	–	(20)	(20)
Expected return on adjusted net worth	17	–	17	16		16
Adjusted operating profit after tax	(103)	184	81	(84)	138	54
Investment return variances on in-force business	2	(7)	(5)	22	(4)	18
Investment return variances on adjusted net worth	–	–	–	(6)	–	(6)
Effect of economic assumption changes	–	(4)	(4)	–	–	–
Effects of changes in and cost of required capital	–		–	–	–	–
Profit after tax	(101)	173	72	(68)	134	66
Exchange rate movements	57	61	118	(36)	(30)	(66)
Transfer to covered business	82	–	82	165	–	165
Embedded value of the covered business at 31 December	**553**	**678**	**1,231**	515	444	959
Adjusted return on embedded value (ROEV)% p.a.			8.0%			7.1%

The operating assumption changes are mainly as a result of valuation modelling improvements and corrections.

The transfer to covered business is in respect of capital injections and head office expenses.

The segmental results of North America include the operating profit generated by Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the North American life companies, and Old Mutual (Bermuda) Limited.

Return on adjusted embedded value is the adjusted operating profit after tax divided by opening embedded value in US Dollars.

7 ANALYSIS OF COVERED BUSINESS EMBEDDED VALUE RESULTS (AFTER TAX) *continued*

United Kingdom & Rest of World covered business	Year to 31 December 2005 £m Adjusted net worth	Value of in-force business	Total	Year to 31 December 2004 £m Adjusted net worth	Value of in-force business	Total
Embedded value of the covered business at 1 January	29	25	54	23	25	48
New business contribution	(1)	2	1	(1)	–	(1)
Expected return on existing business – return on VIF	–	2	2	–	2	2
Expected return on existing business – transfer to net worth	2	(2)	–	3	(3)	–
Experience variances	(1)	–	(1)	(4)	2	(2)
Operating assumption changes	(1)	8	7	5	(1)	4
Expected return on adjusted net worth	1	–	1	1	–	1
Adjusted operating profit after tax	–	10	10	4	–	4
Investment return variances on in-force business	–	–	–	2	–	2
Investment return variances on adjusted net worth	1	–	1	–	–	–
Effect of economic assumption changes	–	–	–	–	–	–
Effect of changes in and cost of required capital	–	–	–	–	–	–
Profit after tax	1	10	11	6	–	6
Exchange rate movements	–	–	–	–	–	–
Embedded value of the covered business at 31 December	30	35	65	29	25	54
Adjusted return on embedded value (ROEV)% p.a.			18.5%			8.3%

The operating assumption changes are mainly in respect of a one-off improvement in valuation modelling.

Adjusted return on embedded value is the adjusted operating profit after tax divided by opening embedded value.

8 VALUE OF NEW BUSINESS (AFTER TAX)

The tables below set out a geographical analysis of the value of new business (VNB) after tax for the year to 31 December 2005 and the year to 31 December 2004. Annual Premium Equivalent (APE) is calculated as recurring premiums plus 10% of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the Present Value of new business premiums (PVNBP), and shown under "Margin" below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period. It is calculated using the same assumptions as for the value of new business.

	Individual business	Group business	Africa	North America	United Kingdom & Rest of World	£m Total
Year to 31 December 2005						
Recurring premiums	184	55	239	81	0.3	320
Single premiums	630	388	1,018	2,086	165	3,269
Annual premium equivalent	247	94	341	290	17	648
Present value of future new business premiums	1,523	691	2,214	2,477	166	4,857
Value of new business after tax and cost of required capital	44	17	61	51	0.8	113
APE Margin	18%	18%	18%	18%	5%	17%
PVNBP Margin	2.9%	2.5%	2.8%	2.1%	0.5%	2.3%
Year to 31 December 2004						
Recurring premiums	164	58	222	58	1	281
Single premiums	556	214	770	2,157	125	3,052
Annual premium equivalent	220	79	299	274	14	587
Present value of future new business premiums	1,384	526	1,910	2,433	127	4,470
Value of new business after tax and cost of required capital	51	13	64	45	(1)	108
APE Margin	23%	16%	21%	16%	(7%)	18%
PVNBP Margin	3.7%	2.5%	3.4%	1.8%	(0.8%)	2.4%

The value of new individual unit trust and some group market-linked business written by the life companies is excluded, as the profits on this business arise in the asset management subsidiaries. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business. The premiums shown for the United States exclude reinsurance ceded externally.

A reconciliation of the new business premiums shown in the notes to the financial statements to those shown above, for the year to 31 December 2005, is set out below.

	Recurring premiums	£m Single premiums
Year to 31 December 2005		
New business premiums in the notes to the primary financial statements	241	2,296
Add:		
Healthcare business	37	–
Other Investment contracts	42	1,475
Less:		
North America reinsurance ceded externally	–	(82)
Group market-linked business not valued	–	(294)
Unit trust business not valued	–	(118)
OMART business not valued	–	(8)
New business premiums as per European Embedded Value supplementary information	320	3,269

9 PRODUCT ANALYSIS OF NEW COVERED BUSINESS PREMIUMS

Africa	Year to 31 December 2005 £m Recurring	Single	Year to 31 December 2004 £m Recurring	Single
Total business	239	1,018	222	770
Individual business	184	630	164	556
Saving	58	470	53	406
Protection	63	6	57	7
Annuity	–	153	–	142
Group schemes	63	1	54	1
Group business	55	388	58	214
Saving	5	248	5	181
Protection	14	–	12	–
Annuity	–	140	–	33
Healthcare	36	–	41	–
Total business*	239	1,018	222	770
Individual business	184	630	164	556
Insurance contracts	101	151	89	145
Investment contracts with discretionary participating features	40	21	48	22
Other investment contracts	43	458	27	389
Group business	55	388	58	214
Insurance contracts	50	140	52	31
Investment contracts with discretionary participating features	5	149	6	105
Other investment contracts	–	99	–	78

North America	Year to 31 December 2005 £m Recurring	Single	Year to 31 December 2004 £m Recurring	Single
Total business	81	2,086	58	2,157
Fixed deferred annuity	–	32	–	239
Equity indexed annuity	–	1,265	–	1,157
Variable annuity	–	394	–	213
Life	81	–	58	–
Immediate annuity	–	319	–	442
Other (corporate)	–	76	–	106
Total business*	81	2,086	58	2,157
Insurance contracts	81	1,744	58	1,808
Investment contracts with discretionary participating features	–	–	–	–
Other investment contracts	–	342	–	349

United Kingdom & Rest of World	Year to 31 December 2005 £m Recurring	Single	Year to 31 December 2004 £m Recurring	Single
Total business	0.3	165	1	125
Saving	0.3	165	1	125
Protection	–	–	–	–
Total business*	0.3	165	1	125
Insurance contracts	–	–	–	–
Investment contracts with discretionary participating features	–	–	–	–
Other investment contracts	0.3	165	1	125

* The classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the IFRS definitions. All categories of business (i.e. insurance and investment) are subject to EEV accounting.

10 ASSUMPTIONS

The principal assumptions used in the calculation of the value of in-force business and the value of new business are set out below. The assumptions are best estimate and actively reviewed.

> The pre-tax investment and economic assumptions used for the African and North American businesses are set out below. We have used a bottom-up market consistent methodology to calculate the risk discount rates in all other territories.

	At 31 December 2005	At 31 December 2004
Africa		
Risk-free rate (10 year Government bond)	**7.6%**	8.3%
Cash return	**5.6%**	6.3%
Equity return	**11.1%**	11.8%
Property return	**9.1%**	9.8%
Inflation	**4.6%**	5.3%
Risk discount rate	**9.9%**	10.6%
Risk margin	**2.3%**	2.3%
North America		
Risk free rate (10 year Treasury yield)	**4.4%**	4.3%
Inflation	**3.0%**	3.0%
New money yield assumed	**5.5%**	5.1%
Average portfolio earned rate	**5.6%**	5.9%
Risk discount rate	**7.6%**	7.5%
Risk margin	**3.2%**	3.2%

> The pre-tax investment and economic assumptions are updated every six months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the Directors' view of future projected returns in each geography.

> The risk margins have been calculated using a bottom-up market consistent approach, and reflect the distinctive risks of the products in the respective business units. The calibration of the risk margins was not redone for December 2005, and the same risk margins were used as for December 2004.

> Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.

> For the South African business, full allowance has been made for Secondary Tax on Companies (STC) that may be payable. Account has been taken of the impact of CGT in South Africa. It has been assumed that 10% of the equity portfolio (excluding group subsidiaries) will be traded each year. For North America full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. For the purposes of the summary income statement the adjusted operating profit for the covered business has been grossed up for tax. The tax rates used were the effective corporation tax rates of 35% for Africa and 33% for North America and 20% for the UK and Rest of World, except for the investment return on African capital, for which the attributed tax was derived from the financial statements. The value of new business for North America is based on the expected long-term tax position.

> Both operating profit and new business are calculated on closing assumptions.

> For the African business, the required capital is calculated independently in each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business, and the capital requirement is based on the discounted value of the maximum shareholder support in the 99th worst percentile case. The required capital is invested in local equities, local cash and international cash. The asset allocation as at 31 December 2005 is 60%, 20% and 20% respectively.

> For the North American business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiples vary by company from 200% to 300% and average 247% as at 31 December 2005. The required capital for Old Mutual (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited in Ireland is based on the United Kingdom Financial Services Authority statutory requirements to ensure that the Group maintains adequate solvency capital in terms of the European Union Financial Groups Directive. The required capital is invested in fixed interest assets.

> The required capital of Old Mutual International, based in Guernsey, is set at the maximum of 1% of funds under management and £10 million, a level considered by the directors to be appropriate to manage the business. The required capital is invested in short-dated fixed interest assets.

10 ASSUMPTIONS *continued*

- The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
- The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business include 23% of the Group holding company expenses, with 18% allocated to Africa and 5% allocated to North America. The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.
- No allowance has been made for future productivity improvements in the expense assumptions.
- No development expenses have been excluded from the calculations and no material allowance has been made for future development expenses.
- Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.
- The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.
- New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.
- The value of new business has been accumulated to the period end.
- The sensitivity of the value of in-force and value of new business to changes in the central risk discount rate are set out in section 11.

The principal exchange rates used to translate the operating results of key foreign business segments to Sterling are:

	Rand		US$	
	Year to 31 December 2005	Year to 31 December 2004	**Year to 31 December 2005**	Year to 31 December 2004
Profit and loss account (average rate)	**11.5812**	11.7986	**1.8195**	1.8327
Balance sheet (closing rate)	**10.8923**	10.8482	**1.7187**	1.9158
Balance sheet (opening rate)	**10.8482**	11.9367	**1.9158**	1.7833

- The time-value of the financial options and guarantees in the African businesses have been valued using a random walk, log-normal "real world" stochastic asset model that is in keeping with the applicable professional guidance notes issued by the Actuarial Society of South Africa (ASSA). The time-value reserves relate mainly to the guarantees detailed below:

Individual business
A closed block of unit-linked type and with-profit business has an underlying minimum growth rate guarantee (4.28% pa for life and endowment business and 4.78% pa for retirement annuity business) applicable when calculating death, disability and maturity claims.

A small block of with-profit business guarantees minimum values to the policyholder at a point in time, generally 5 years from inception. If the guarantee is not exercised, another guarantee may be set.

A small block of with-profit savings business in Group Schemes that has death guarantees of premiums (net of fees) plus 4.25% pa investment return.

Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange full retirement proceeds for a minimum level of annuity income at maturity. This option only applies at the normal maturity date where the full proceeds (no cash benefit taken) are used to purchase an annuity in the exact form specified in the policy contract.

In addition, with-profits business has vested bonus guarantees at certain future dates which operate in conjunction with the options and guarantees set out above.

Group business
There is a significant pre-retirement savings with-profit portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.

A significant with-profit annuity in payment portfolio guarantees annuity payments once declared for the life-time of the annuitant.

The mean returns and volatilities of the asset classes incorporated in the stochastic asset model are detailed below. Correlations between asset classes have been based on an internal assessment of historical relationships.

10 ASSUMPTIONS *continued*

Group business *continued*

	*Mean		**Standard deviation	
	31 December 2005	31 December 2004	**31 December 2005**	31 December 2004
Equity	**11.1%**	11.8%	**22%**	22%
Property	**9.1%**	9.8%	**15%**	15%
Fixed interest (20 year)	**7.6%**	8.3%	**13%**	13%
Cash	**5.6%**	6.3%	**3%**	3%

* Means have been calculated by accumulating a unit investment for the required period in each scenario, averaging the accumulation across all scenarios, and converting the result to an equivalent annual rate (by taking the nth root of the average accumulation minus 1).

** Standard deviations have been calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

The time-value of the financial options and guarantees in the North American businesses have been valued as at 31 December 2004 using the generalised "real world" stochastic variance model with mean reversion that was developed by the National Association of Insurance Commissioners (NAIC), based on a study of interest rates during the period 1951 to 1995. The model assumes that the absolute difference between short and long-term rates are normally distributed. In addition for its Equity Index Annuity products a set of stochastic equity scenarios with a mean return of 8.9% and a standard deviation of 16%, is used to project policyholder returns (as governed by product features). The model results were adjusted to allow for the interest rates from 1995 to 2005. The time-value of the financial options and guarantees as at 31 December 2005 has been assumed to be consistent with that as at 31 December 2004. Detailed calculations will be performed once the new actuarial systems, that provide an enhanced stochastic capability, are implemented. The time value reserves relate mainly to the guarantees detailed below:

Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.

Equity indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum. This equity participation, which is subject to a minimum of 0% therefore vests annually.

The variable annuities offered to off-shore customers through Old Mutual Bermuda can offer minimum death benefit guarantees. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater. A small proportion of variable annuity clients elect a minimum guaranteed account value on maturity.

The universal life policies specify a minimum crediting rate to accumulate account balances.

All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump-sum payment. The reserves for financial options and guarantees assume that the low historical take-up rates of around 1% p.a. will continue into the future, and are therefore insignificant.

Certain of the universal life contracts contain a feature that guarantee that the contact will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.

The mean returns and volatilities of Treasuries along the yield curve are detailed below. The mean-reversion to higher future interest rates inherent in the model is consistent with current forward rates. The interest rate scenarios generated by the model range from 0% to 20%.

Treasuries	*Mean interest rate	**Standard deviation
6 months	4.7%	2.8%
1 year	5.0%	2.8%
5 year	5.5%	2.5%
10 year	5.8%	2.4%
20 year	6.0%	2.3%

* *Means have been calculated as the annualised arithmetic average return across all simulations for each duration.*

** Standard deviations relate to the change in yield.

11 ALTERNATIVE ASSUMPTIONS

The tables below for Africa and North America show the sensitivity of the value of in-force at 31 December 2005 and the value of new business for the year to 31 December 2005 to changes in key assumptions. All calculations include the impact on the time-value reserves necessary for policyholder financial options and guarantees. For each sensitivity illustrated, all other assumptions have been left unchanged.

The sensitivity showing the impact of a 100 bps increase in the yield on equities/property (as a change in the equity/property risk premium) is not given below as a bottom-up market consistent approach was adopted for calibrating discount rates.

		£m
	At 31 December 2005	
Africa	Value of in-force business	Value of new business
Central assumptions	1,266	61
Value before cost of required capital	1,523	73
Cost of required capital	(257)	(12)
Effect of:		
Central discount rate increasing by 1%	1,069	50
Value before cost of required capital	1,426	67
Cost of required capital	(357)	(17)
Required capital equal to the minimum statutory requirement	1,343	66
Value before cost of required capital	1,523	73
Cost of required capital	(180)	(7)
Increasing all pre-tax investment and economic assumptions by 1%, with bonus rates and discount rate changing commensurately	1,197	56
Value before cost of required capital	1,462	69
Cost of required capital	(265)	(13)
Decreasing all pre-tax investment and economic assumptions by 1%, with bonus rates and discount rate changing commensurately	1,338	66
Value before cost of required capital	1,586	78
Cost of required capital	(248)	(12)
Equity and property market values increasing by 10%, with all pre-tax investment and economic assumptions unchanged*	1,314	–
Equity and property market values decreasing by 10%, with all pre-tax investment and economic assumptions, unchanged*	1,218	–
Voluntary discontinuance rates decreasing by 10%	1,300	67
Maintenance expense levels decreasing by 10% with no corresponding increase in policy charges	1,344	66
Mortality and morbidity assumptions for assurances decreasing by 5% with no corresponding increase in policy charges	1,316	66
Mortality assumptions for annuities decreasing by 5% with no corresponding increase in policy charges**	1,252	60
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10%, with no corresponding increase in policy charges	–	56

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2005.

** No impact on with profit annuities as the mortality risk is borne by policyholders.

11 ALTERNATIVE ASSUMPTIONS *continued*

	£m	
	At 31 December 2005	
North America	Value of in-force business	Value of new business
Central assumptions	678	51
Value before cost of required capital	758	69
Cost of required capital	(80)	(18)
Effect of:		
Central discount rate increasing by 1%	625	45
Value before cost of required capital	721	63
Cost of required capital	(96)	(18)
Required capital equal to the minimum statutory requirement	725	62
Value before cost of required capital	758	69
Cost of required capital	(33)	(7)
Increasing all pre-tax investment and economic assumptions by 1%, with credited rate and discount rate changing commensurately	622	43
Value before cost of required capital	718	61
Cost of required capital	(96)	(18)
Decreasing all pre-tax investment and economic assumptions by 1%, with credited rates and discount rate changing commensurately	739	58
Value before cost of required capital	802	78
Cost of required capital	(63)	(20)
Contraction on corporate bond spreads of 10 bps	676	–
Voluntary discontinuance rates decreasing by 10%	736	63
Maintenance expense levels decreasing by 10% with no corresponding increase in policy charges	689	53
Mortality and morbidity assumptions for assurances decreasing by 5% with no corresponding increase in policy charges	699	55
Mortality assumptions for annuities decreasing by 5% with no corresponding increase in policy charges	665	52
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10%, with no corresponding increase in policy charges	–	49

Notice of Annual General Meeting

The Annual General Meeting of Old Mutual plc (the Company) will be held in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG on Wednesday, 10 May 2006 at 11.00 a.m. for the following purposes:

1 To receive and adopt the directors' report and audited financial statements of the Group for the year ended 31 December 2005.

2 To declare a final dividend of 3.65p per ordinary share.

3 (i) To elect Mr R J Khoza as a director of the Company;
(ii) To re-elect Mr N D T Andrews as a director of the Company;
(iii) To re-elect Mr R Bogni as a director of the Company;
(iv) To re-elect Mr N N Broadhurst as a director of the Company.

4 To re-appoint KPMG Audit Plc as auditors to the Company.

5 To authorise the Audit Committee to settle the remuneration of the auditors.

As special business, to consider and, if thought fit, pass the following resolutions, those numbered 6 and 7 as Ordinary Resolutions and those numbered 8, 9 and 10 as Special Resolutions:

Ordinary Resolutions

6 To approve the Remuneration Report in the Company's report and accounts for the year ended 31 December 2005.

7 That, pursuant to section 80 of the Companies Act 1985, and in substitution for the authority granted under that section at the Annual General Meeting of the Company held on 11 May 2005 (but in addition and without prejudice to the authority granted at the Extraordinary General Meeting of the Company held on 14 November 2005, insofar as not already used), the directors be and they are hereby authorised generally and unconditionally to allot relevant securities (as defined in the said section 80) up to an aggregate nominal amount of £53,563,000 provided that:

(i) this authority shall expire at the end of the next Annual General Meeting of the Company; and

(ii) the Company may before such expiry make one or more offers or agreements that would or might require securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority hereby conferred had not expired.

Special Resolutions

8 That, subject to the passing of the immediately preceding resolution, the directors be and they are hereby authorised to allot equity securities, within the meaning of section 94 of the Companies Act 1985, up to a maximum nominal aggregate amount of £26,781,000 for cash and/or where such allotment constitutes an allotment of equity securities by virtue of section 94 (3A) of that Act, as if section 89 (1) of that Act did not apply to any such allotment. This authority shall expire at the end of the next Annual General Meeting of the Company, save that the Company may before such expiry make one or more offers or agreements that would or might require securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

9 That the Company be and is hereby authorised in accordance with section 166 of the Companies Act 1985 to purchase Ordinary Shares of 10p each in the Company ("Ordinary Shares") by way of market purchase (as defined in section 163 (3) of the Companies Act 1985) upon and subject to the following conditions:

(i) the maximum number of such Ordinary Shares that may be purchased pursuant to this authority (when aggregated with any purchases made pursuant to any of the contingent purchase contracts referred to in Resolution 10 below) shall be 535,630,000;

(ii) the minimum price that may be paid for any Ordinary Share is 10p and the maximum price (exclusive of expenses) which may be paid for such Ordinary Share is not more than 5% above the average of the middle market values taken from the London Stock Exchange Daily Official List for the five business days before the date on which such Ordinary Share is contracted to be purchased;

(iii) such authority shall continue for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2007, whichever is the earlier), provided that any contract for the purchase of any such Ordinary Shares that is concluded before the expiry of the said authority may be executed wholly or partly after the said authority expires; and

(iv) all Ordinary Shares purchased pursuant to the said authority shall either:

(a) be cancelled immediately upon completion of the purchase; or

(b) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

10 That the following contingent purchase contracts, in the respective forms produced to the meeting (or with any non-material amendments thereto that the directors may consider to be necessary or desirable), each be and is hereby approved in accordance with section 164 of the Companies Act 1985 and that the Company be and is hereby authorised to make off-market purchases of its shares pursuant to each such contract for a period of 12 months from the date hereof (or until the conclusion of the Company's Annual General Meeting in 2007, whichever is the earlier):

(i) contract between the Company and Merrill Lynch South Africa (Pty) Limited relating to Ordinary Shares of 10p each in the Company ("Ordinary Shares") traded on the JSE Limited, pursuant to which the Company may make off-market purchases from Merrill Lynch South Africa (Pty) Limited of up to a maximum of 535,630,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(ii) contract between the Company and Deutsche Securities relating to Ordinary Shares traded on the JSE Limited pursuant to which the Company may make off-market purchases from Deutsche Securities of up to a maximum of 535,630,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(iii) contract between the Company and Stockbrokers Malawi Limited relating to Ordinary Shares traded on the Malawi Stock Exchange, pursuant to which the Company may make off-market purchases from Stockbrokers Malawi Limited of up to a maximum of 535,630,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(iv) contract between the Company and Investment House Namibia (Pty) Limited relating to Ordinary Shares traded on the Namibian Stock Exchange, pursuant to which the Company may make off-market purchases from Investment House Namibia (Pty) Limited of up to a maximum of 535,630,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(v) contract between the Company and Merrill Lynch International relating to Ordinary Shares traded on the Stockholm Stock Exchange, pursuant to which the Company may make off-market purchases from Merrill Lynch International of up to a maximum of 535,630,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(vi) contract between the Company and Deutsche Securities relating to Ordinary Shares traded on the Stockholm Stock Exchange, pursuant to which the Company may make off-market purchases from Deutsche Securities of up to a maximum of 535,630,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10);

(vii) contract between the Company and Imara Edwards Securities (Private) Limited relating to Ordinary Shares traded on the Zimbabwe Stock Exchange, pursuant to which the Company may make off-market purchases from Imara Edwards Securities (Private) Limited of up to a maximum of 535,630,000 Ordinary Shares in aggregate (such maximum number to be reduced by any purchases made pursuant to the authority in Resolution 9 above or any of the other contingent purchase contracts referred to in this Resolution 10).

By order of the Board

Martin C Murray
Group Company Secretary
27 February 2006

Registered Office:
5th Floor
Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

Notes:

1 A member of the Company entitled to attend and vote at the meeting may appoint (a) proxy(ies) to attend and, on a poll, vote on his or her behalf. A proxy need not be a member of the Company. A member who holds shares through Old Mutual Nominees may instruct the nominee company to vote on his or her behalf or request such nominee company to appoint him or her as proxy to enable him or her to attend the meeting in person (Old Mutual Nominees is Old Mutual (South Africa) Nominees (Pty) Limited, Old Mutual (Namibia) Nominees (Pty) Limited, Old Mutual Zimbabwe Nominees (Private) Limited or Old Mutual (Blantyre) Nominees Limited, if shares are held through the Group's nominee on the South African, Namibian, Zimbabwe or Malawi register respectively). Beneficial shareholders who have dematerialised or immobilised their shareholdings in STRATE other than through Old Mutual Nominees may provide their CSDP or broker with voting instructions in accordance with the applicable custody agreement or may apply to that CSDP or broker for a letter of representation from the registered shareholder to enable them to attend the meeting in person.

CREST members who wish to appoint a proxy or proxies for the meeting and any adjournment(s) of the meeting may do so by using the procedures in the CREST manual. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

Beneficial holders of shares through the Swedish nominee, VPC AB, may provide VPC with voting instructions or may apply for a letter of representation from the registered shareholder to enable them to attend the meeting in person. The Company has appointed WM-data of Box 47104, 100 74 Stockholm as its proxy handling agent in Sweden for the purpose of the meeting.

2 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at 6.00 p.m. (UK time) on 8 May 2006 will be entitled to attend and to vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting.

3 To be effective, the form of proxy or, as the case may be, the voting instruction form and any power of attorney or other authority under which it is signed, or a notarially certified copy of such power or authority, must be received at the return address specified on the envelope enclosed with the form of proxy or voting instruction form or by the Company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH by not later than 11.00 a.m. (UK time) on 8 May 2006. If no return envelope is enclosed with the voting instruction form, this will be because the records available to the Company show your shareholding to have been dematerialised in the context of STRATE through a CSDP or broker other than under the Issuer-Sponsored Nominee Programme. In that case, you should contact your CSDP or broker to ascertain the return address for it to process your voting instructions. It is recommended that, because of the requirement for votes in relation to shares dematerialised or immobilised in the context of STRATE to be collated through CSDPs and brokers and then reconciled through PLC Nominees (Pty) Limited, voting instructions by beneficial owners of such shares be submitted so as to arrive at least 72 hours before the time of the meeting.

For beneficial shareholders who hold their shares through the Swedish nominee, VPC AB, it is recommended that you submit your voting instructions to WM-data so as to arrive by close of business on 5 May 2006 in order to assist matching of records with data on underlying beneficial shareholdings.

The message appointing or instructing a proxy making use of the CREST service must be transmitted so as to be received by Computershare ID 3RA50 not later than 48 hours before the time fixed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. No messages received through the CREST network after this time will be accepted.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available any special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4 The completion and return of a form of proxy or voting instruction form will not preclude a member entitled to attend and vote at the meeting from doing so if he or she wishes.

Documents available for inspection
Copies of the directors' service contracts, the register of directors' interests and the contingent purchase contracts referred to in paragraphs (i) to (vii) of Resolution 10 are available for inspection at the registered office of the Company in London during normal business hours on each business day from the date of this notice until the Annual General Meeting and in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG from at least 15 minutes prior to the Annual General Meeting until the conclusion of that meeting. These documents will also all be available in the AGM section of the Company's website until the conclusion of that meeting.

Annual General Meeting – Explanatory notes

Annual General Meeting 2006

There are a number of items of special business included in the agenda for our AGM. The directors recommend that you vote in favour of all of the items of business at the AGM, as they intend to do in respect of their personal shareholdings in the Company. These explanatory notes provide further details of these matters.

Resolution 2 – Dividend

A final dividend of 3.65p per Ordinary Share is being recommended by the Board. Subject to the dividend being approved at the Annual General Meeting, it is expected that the relevant subsidiaries of the Company will declare to the trustees of the dividend access trusts, which have been established in each of South Africa, Zimbabwe, Namibia and Malawi, an equivalent amount of dividend in relation to the estimated number of shares on those territories' respective registers in the respective local currencies of those territories (by reference to the exchange rate prevailing at the close of business on 28 March 2006, as determined by the Company).

Shareholders on the branch registers (or, in the case of Namibia, the relevant section of the principal register) in those territories will then receive their dividend, in accordance with the provisions of the Company's Articles of Association, from the dividend access trust concerned, rather than from the Company.

In relation to shareholders who hold their shares in the Company through the Swedish nominee, VPC AB, the Kronor equivalent of the Sterling dividend will also be fixed by reference to the exchange rate prevailing at the close of business on 28 March 2006, as determined by the Company.

The equivalent amounts of the recommended dividend in each of the five other currencies will be notified by the Company to each of the stock exchanges on which the Company's shares are listed on 29 March 2006.

Resolutions 3 (i) to (iv) – Election and re-election of directors

Mr Khoza, who has been appointed as a director since the last Annual General Meeting, automatically retires in accordance with Article 94 of the Company's Articles of Association and will seek election at the meeting.

Mr Andrews, Mr Bogni and Mr Broadhurst retire by rotation in accordance with Articles 95 and 96 of the Company's Articles of Association and will seek re-election at the meeting.

Mr Clewlow retires at the Annual General Meeting and will not seek re-election.

Biographical details of each of the directors who is standing for election or re-election accompany their photographs on pages 44 and 45 of this Report.

Each of the retiring non-executive directors other than Mr Khoza is considered by the Board to be independent in character and free from any business or other relationship which could interfere with the exercise of his objective, unfettered and independent judgement. The Nomination Committee of the Company has also conducted an assessment of the performance of each of the retiring candidates and has reviewed the skills, knowledge, experience and diversity represented on the Board. Having received the results of that assessment and review, the Board recommends to shareholders the election or re-election of each of the retiring directors referred to in Resolutions 3 (i) to (iv).

The election or re-election of directors is considered a significant matter, and approval of the election and re-elections will therefore be carried out by separate ordinary resolutions.

Subject to his being elected, Mr Khoza's appointment is expected to last for an initial term of three years from his date of appointment (i.e. until 26 January 2009) and will then be considered for renewal. Details of Mr Andrews', Mr Bogni's and Mr Broadhurst's engagement terms are contained in the Remuneration Report.

Resolutions 4 and 5 – Auditors

KPMG Audit Plc has indicated its willingness to continue in office and Resolution 4 proposes the re-appointment of that firm as the Company's auditors. Resolution 5 proposes that the Audit Committee be authorised to determine the auditors' remuneration.

Resolution 6 – Approval of the Remuneration Report

In accordance with the Directors' Remuneration Report Regulations 2002, an advisory resolution will be proposed to approve the Remuneration Report on pages 60 to 68 of the Annual Report. A Summary of the Remuneration Report is also contained in the Annual Review and Summary Financial Statements. The Remuneration Report includes details of the members of the Remuneration Committee and the Company's policy on directors' remuneration, and reports on the remuneration arrangements in place for the executive directors and non-executive directors. The full version of the Remuneration Report can also be accessed on the Company's website.

Resolution 6 is of an advisory nature only, and failure to pass the Resolution will therefore not have any legal consequences relating to existing arrangements. However, the Board will take into consideration the outcome of the vote when considering the Company's remuneration policy.

Resolutions 7 and 8 – Authority to allot shares

In accordance with section 80 of the UK Companies Act 1985 (the "Companies Act"), it is proposed to renew the authority for the directors to allot relevant securities up to an amount not exceeding 10% (rounded down to the nearest £1,000 nominal) of the current issued ordinary share capital at 24 February 2006 without having to obtain prior approval from shareholders. This authority would be in addition to the transaction-specific authority to allot relevant securities in connection with the acquisition of Skandia granted by shareholders at the Extraordinary General Meeting on 14 November 2005, insofar as that authority has not yet been exhausted.

In accordance with section 95 of the Companies Act, it is proposed to renew the authority of the directors to allot equity securities for cash without first being required to offer such securities pro rata to existing shareholders in accordance with the provisions of the Companies Act. This authority relates to up to 267,810,000 ordinary shares, being 5% (rounded down to the nearest £1,000 nominal) of the issued ordinary share capital of the Company at 24 February 2006.

Resolutions 9 and 10 – Purchase of own shares

We are proposing that the existing authorities for the Company to buy back its shares be renewed at the AGM for a further year, including an extension of these powers to the Stockholm Stock Exchange, where we are now also listed. The equivalent authorities were not activated during 2005, and we have no immediate plans to use them in the forthcoming year, but they do provide the Company with desirable flexibility in its capital management. There are two contingent purchase contracts for buy-backs on the JSE this year, with Deutsche Securities joining Merrill Lynch (South Africa) as a potential counterparty. There are also two separate contracts, with Merrill Lynch International and Deutsche Securities respectively, relating to buy-backs on the Stockholm Stock Exchange. As this year there are a total of seven such contracts, all of which collectively are intended simply to enable the Company to buy back its shares on other exchanges in similar fashion and subject to the same overall limit on quantum as on-market purchases on the London Stock Exchange, they will be covered by means of a single, composite resolution, rather than by seven separate resolutions.

The authorities sought are subject to a limit of 10% of the Company's issued ordinary share capital at 24 February 2006 (rounded down to the nearest £1,000 nominal).

The purchase price for any shares cannot be more than 5% above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days preceding such purchase (translated, for the purposes of any purchases under any of the contingent purchase contracts described in Resolution 10, into the applicable local currency). Any shares purchased under the authority granted by Resolution 9 or pursuant to any of the contingent purchase contracts to be approved under Resolution 10 will either be cancelled or may be held as treasury shares (see the following paragraph).

In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, companies may now retain any of their own shares that they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them. If the Company were to purchase any of its own shares pursuant to the authorities sought in Resolutions 9 and 10, it would consider holding them as treasury stock, provided that the number did not at any one time exceed 10% of Old Mutual plc's issued share capital. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

The authorities under Resolutions 9 and 10, if approved, will only be exercised if market conditions make it advantageous for the Company to do so and the Board considers this to be in the best interests of shareholders generally.

Shareholder information

Listings and share analysis

The Company's shares are listed on the London, Malawi, Namibian, Stockholm and Zimbabwe Stock Exchanges and on the JSE. The primary listing is on the London Stock Exchange and the other listings are all secondary listings. Listing on the Stockholm Stock Exchange began on 2 February 2006. The ISIN number of the Company's shares is GB0007389926.

The high and low prices at which the Company's shares are recorded as having traded on the two main markets on which they were listed during 2005 and 2004 were as follows:

	2005 High	2005 Low	2004 High	2004 Low
London Stock Exchange	**165.25p**	**115.0p**	136.0p	90.25p
JSE	**R18.65**	**R13.90**	R15.30	R10.80

At 31 December 2005, the geographical analysis and shareholder profile of the Company's share register were as follows:

Register	Total shares	% of whole	Number of holders
UK	2,016,876,325	49.32	12,296
South Africa	1,977,109,505	48.34	32,928[1]
Zimbabwe	80,693,076	1.97	29,481[1]
Namibia	9,391,528	0.23	683[1]
Malawi	5,887,256	0.14	5,033[1]
Total	4,089,957,690	100	80,421

Register	Total shares	% of whole	Number of holders
1-1,000	24,719,168	0.61	67,481
1,001-10,000	30,008,258	0.73	11,297
10,001-100,000	29,519,613	0.72	988
100,001-250,000	33,637,151	0.82	209
250,001 +	3,972,073,500	97.12	446
Total	4,089,957,690	100	80,421

Note:

1 The registered shareholdings on the South African branch register included PLC Nominees (Pty) Limited, which held a total of 1,943,085,473 shares, including 485,476,595 shares held for the Company's sponsored nominee, Old Mutual (South Africa) Nominees (Pty) Limited, for the benefit of 502,606 underlying beneficial owners. The registered shareholdings on the Zimbabwe branch register included Old Mutual Zimbabwe Nominees (Pvt) Limited, which held a total of 782,200 shares as nominee for 3,517 underlying beneficial owners. The registered shareholdings on the Namibian section of the principal register included Old Mutual (Namibia) Nominees (Pty) Limited, which held a total of 5,874,638 shares as nominee for 8,236 underlying beneficial owners. The registered shareholdings on the Malawi branch register included Old Mutual (Blantyre) Nominees Limited, which held a total of 43,900 shares as nominee for 147 underlying beneficial owners.

Registrars
The Company's share register is administered by Computershare Investor Services in conjunction with local representatives in various jurisdictions. The following are the contact details:

UK
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 7NH
(PO Box 82, Bristol BS99 7NH)
Tel: +44 (0)870 702 0000
email: web.queries@computershare.co.uk

South Africa
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
Tel: 0861 100 940 or +27 (0)11 870 8211

Sweden
VPC AB
Box 7822
SE-103 97 Stockholm
Tel: +46 8 402 9000

Zimbabwe
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner 1st Street and
Kwame Nkrumah Avenue, Harare
(PO Box 2208, Harare)
Tel: +263 (0)4 758393/750711
email: corpserve@corpserve.co.zw

Namibia
Transfer Secretaries (Pty) Limited
Kaiserkrone Centre
Shop No. 12, Windhoek
(PO Box 2401, Windhoek)
Tel: +264 (0)61 227 647

Malawi
Trust Finance Limited
Michiru House, Ground Floor
Victoria Avenue, Blantyre
(PO Box 1396, Blantyre)
Tel: +265 (0)623 856

Computershare share dealing services
The following share dealing services are available through Computershare Investor Services PLC in the UK:

The Company's South African Registrars, Computershare Investor Services, administer a telephone and postal sales service for shares held through Old Mutual (South Africa) Nominees (Pty) Limited on the South African branch register and shares held through Old Mutual (Namibia) Nominees (Pty) Limited on the Namibian section of the principal register. If you hold your shares in this way and wish to sell your shares by telephone, Computershare may be contacted on 0861 100 940 (a South African number) between 8.00 a.m. and 4.30 p.m. (local time) on Mondays to Fridays, excluding public holidays. A service fee is payable based on the value of the shares sold.

Internet share dealing: This service provides shareholders with a facility to buy or sell Old Mutual plc ordinary shares on the London Stock Exchange. The commission for deals through the internet is 0.5%, subject to a minimum charge of £15. In addition, stamp duty, currently 0.5%, is payable on purchases. There is no need to open an account in order to deal. Real time dealing is available during market hours. Orders may also be placed outside of market hours. Up to 90 day limit orders are available for sales. To access the service, log on to *www.computershare.com/dealing/uk*. Shareholders should have their Shareholder Reference Number (SRN) available for the purposes of sales. The SRN appears on share certificates. A bank debit card will be required for purchases. At present, this service is only available to shareholders in certain European jurisdictions. Computershare's website contains an up to date list of these countries.

Telephone share dealing: The commission for deals through Computershare's telephone share dealing service is 1%, subject to a minimum charge of £15. In addition stamp duty, currently 0.5%, is payable on purchases. The service is available from 8.00 a.m. to 4.30 p.m. Monday to Friday, excluding bank holidays, on telephone number 0870 703 0084. Shareholders should have their Shareholder Reference Number (SRN) ready when calling about sales. The SRN appears on share certificates. A bank debit card will be required for purchases. Detailed terms and conditions are available on request by telephoning 0870 873 5836. At present, this service is only available to shareholders resident in the UK and Ireland.

These services are offered on an execution-only basis and subject to the applicable terms and conditions. This is not a recommendation to buy, sell or hold shares in Old Mutual plc. Shareholders who are unsure of what action to take should obtain independent financial advice. Share values may go down as well as up, which may result in a shareholder receiving less than he/she originally invested.

To the extent that this statement is a financial promotion for the share dealing service provided by Computershare Investor Services PLC, it has been approved by Computershare Investor Services PLC for the purpose of Section 21(2)(b) of the Financial Services and Markets Act 2000 only. Computershare Investor Services PLC is authorised and regulated by the Financial Services Authority. Where this has been received in a country where the provision of such a service would be contrary to local laws or regulations, this should be treated as information only.

Unclaimed shares
The shares of policyholders who qualified for free shares when the Company demutualised in May 1999, but who have not yet claimed their shares by confirming their personal details, are being kept on their behalf in Unclaimed Shares Trusts. These are scheduled to expire on 31 August 2006. In order to claim such shares, persons entitled should contact the Trust Administration and Confirmation Department on 0861 61 9061 (a South African number) or on +27 (0)21 509 8383 between 8.30 a.m. and 4.30 p.m. (South African time) on Mondays to Fridays, excluding public holidays.

STRATE
Since January 2002, all transactions in the Company's shares on the JSE have been required to be settled electronically through STRATE, and share certificates are no longer good for delivery in respect of such transactions.

The Company wrote to certificated shareholders on its South African branch register in October 2001 to inform them of these changes and of the courses of action available to them. The Company also wrote separately to certificated shareholders on the Namibian section of its principal register in January 2002 to explain the impact of STRATE. These included participating in Issuer-Sponsored Nominee Programmes to dematerialise (in the case of South Africa) or immobilise (in the case of Namibia) their previously certificated shareholdings in the Company. Shareholders who have any enquiries about these programmes or about the effect of STRATE on their holdings in the Company should contact Computershare Investor Services in Johannesburg on +27 (0)861 10 0933.

Checking your holding online
An online service is situated at the Investor Centre option within the website address *www.computershare.com* which gives shareholders access to their account to confirm registered details, to give or amend dividend mandate instructions, and to obtain a current shareholding balance. A simple calculator function places a market quote against each holding and allows shareholders to estimate its value. There are also a number of downloadable forms from this site such as change of address, dividend mandate and stock transfer forms. Finally there is an extensive list of frequently asked questions and the facility to contact Computershare Investor Services by email.

Financial calendar
The Company's financial calendar for the forthcoming year is as follows:

Currency conversion date for the final dividend (Malawi, Namibia, South Africa, Stockholm (VPC) and Zimbabwe)	28 March 2006
Announcement of currency equivalents of the final dividend	29 March 2006
Ex-dividend date in Malawi, Namibia, South Africa and Zimbabwe	opening of business on 13 April 2006
Ex-dividend date on the London and Stockholm Stock Exchanges	opening of business on 19 April 2006
Record date for the final dividend	close of business on 21 April 2006
Annual General Meeting and first quarter trading update	10 May 2006
Final dividend payment date	31 May 2006
Interim results	August 2006
Third quarter results	November 2006
Interim dividend payment date	30 November 2006
Final results for 2006	February 2007

Note:
No dematerialisation or rematerialisation within STRATE and no transfers between registers may take place in the period 13 to 21 April 2006, both dates inclusive.

Rule 144A ADRs
The Company has a Rule 144A American Depositary Receipt (Rule 144A ADR) facility through The Bank of New York. Each Rule 144A ADR represents 10 ordinary shares in the Company. At 31 December 2005, none of the Company's shares were held in the form of Rule 144A ADRs. Any enquiries about the Company's Rule 144A ADR facility should be addressed to The Bank of New York, 101 Barclay Street, New York, NY 10286, USA.

Websites
Further information on the Company can be found at the following websites:
www.oldmutual.com
www.oldmutual.co.za

Electronic communications/electronic proxy appointment
If you would like to receive future communications from the Company by email, please log on to our website, *www.oldmutual.com,* select the "Shareholder Information" section, click on "Electronic Communications" and then follow the instructions for registration of your details. In order to register, you will need your shareholder reference number, which can be found on the payment advice notice or tax voucher accompanying your last dividend payment or notification. The number is also printed on forms of proxy (but not voting instruction forms) for the Annual General Meeting.

Before you register, you will be asked to agree to the Terms and Conditions for Electronic Communication with Shareholders. It is important that you read these Terms and Conditions carefully, as they set out the basis on which electronic communications will be sent to you.

You should bear in mind that, in accessing documents electronically, you will incur the cost of online time. Any election to receive documents electronically will generally remain in force until you contact the Company's Registrars (via the online address set out earlier in this section of the Report or otherwise) to terminate or change such election.

The use of the electronic communications facility described above is entirely voluntary. If you wish to continue to receive communications from the Company by post, then you do not need to take any action.

Electronic proxy appointment is available for this year's Annual General Meeting. This enables proxy votes to be submitted electronically, as an alternative to filling out and posting a form of proxy. Further details are set out on the form of proxy. Electronic submission is not, however, available for voting instruction forms.

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This report has been printed by Royle Corporate Print. Under the framework of ISO 14001 a structured approach is taken by that firm to measure, improve and audit their environmental status on an ongoing basis. The main environmental areas targeted for continual reduction arise from the use of solvents, energy consumption and waste generation.

The covers and the front section of this report are printed on paper consisting of 50% recycled fibre.

Both papers used in the front and back section are made in ISO 14001 accredited mills using totally chlorine-free (TCF) pulp, sourced from sustainable forests.





Old Mutual plc
Registered in England and Wales No. 3591559
and as an external company in each of
South Africa (No. 1999/004855/10), Malawi (No. 5282),
Namibia (No. F/3591559) and Zimbabwe (No. E1/99)

Registered Office:
5th Floor
Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

www.oldmutual.com